As filed with the Securities and Exchange Commission on May 27, 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

COLUMBIA BANKING SYSTEM, INC.

(Exact Name of Registrant as Specified in Its Charter)

WASHINGTON	6712	91-422237
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1301 A Street

Tacoma, Washington 98402-4200

(253) 305-1900

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Clint E. Stein

President and Chief Executive Officer

Columbia Banking System, Inc.

1301 A Street

Tacoma, Washington 98402-4200

(253) 305-1900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East, Suite 2100 Los Angeles, CA 90067 (310) 712-6600	Kumi Yamamoto Baruffi Executive Vice President, General Counsel and Corporate Secretary Columbia Banking System, Inc. 1301 A Street Tacoma, Washington 98402-4200 (253) 305-1900	Shawn M. Turner Jeffrey D. Haas Holland & Knight LLP 800 17th Street N.W., Suite 1100 Washington, DC 20006 (202) 955-3000

Steven R. Gardner Chairman, President and Chief Executive Officer Pacific Premier Bancorp, Inc. 17901 Von Karman Avenue, Suite 1200 Irvine, CA 92614 (949) 864-8000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the mergers described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	☐	Accelerated filer

Non-accelerated filer	☐	☐	Smaller reporting company

		☐	Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in the accompanying joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in the accompanying joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MAY 27, 2025

To the Shareholders of Columbia Banking System, Inc. and the Stockholders of Pacific Premier Bancorp, Inc.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

On behalf of the boards of directors of Columbia Banking System, Inc. (“Columbia”) and Pacific Premier Bancorp, Inc. (“Pacific Premier”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed acquisition by Columbia of Pacific Premier. We are requesting that you take certain actions as a holder of Columbia common stock (a “Columbia shareholder”) or as a holder of Pacific Premier common stock (a “Pacific Premier stockholder”).

On April 23, 2025, Columbia, Pacific Premier and Balboa Merger Sub, Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which Columbia will acquire Pacific Premier. The transaction will create a premier West Coast banking franchise with approximately $69 billion in total assets and approximately $57 billion in total deposits, operating through locations spanning Oregon, Washington, California, Idaho, Nevada, Arizona, Colorado and Utah.

Pursuant to the merger agreement, Merger Sub will merge with and into Pacific Premier (the “merger”), with Pacific Premier as the surviving corporation. Immediately following the merger, Pacific Premier will merge with and into Columbia (the “second step merger” and together with the merger, the “mergers”), with Columbia as the surviving entity. Promptly following the completion of the mergers, Pacific Premier Bank, National Association, a national banking association and a wholly owned subsidiary of Pacific Premier, and Umpqua Bank, an Oregon state-chartered commercial bank and a wholly owned subsidiary of Columbia, will merge, with Umpqua Bank as the surviving bank.

In the merger, Pacific Premier stockholders will receive 0.9150 (the “exchange ratio”) of a share of Columbia common stock for each share of Pacific Premier common stock they own. Based on the closing price of Columbia common stock on the Nasdaq Global Select Market (“Nasdaq”) on April 22, 2025, the last trading day before the public announcement of the mergers, the exchange ratio represented approximately $20.83 in value for each share of Pacific Premier common stock, representing merger consideration of approximately $2.0 billion on an aggregate basis. Based on the closing price of Columbia common stock on Nasdaq on [  ], 2025, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $[  ], the exchange ratio represented approximately $[  ] in value for each share of Pacific Premier common stock.

Columbia shareholders will continue to own their existing shares of Columbia common stock following the mergers.

The value of the Columbia common stock at the time of completion of the merger could be greater than, less than or the same as the value of Columbia common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of Columbia common stock (Nasdaq trading symbol “COLB”) and Pacific Premier common stock (Nasdaq trading symbol “PPBI”).

We expect the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, Pacific Premier stockholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of Pacific Premier common stock for Columbia common stock in the merger, except with respect to any cash received by Pacific Premier stockholders in lieu of fractional shares of Columbia common stock.

Based on the number of shares of Pacific Premier common stock outstanding or reserved for issuance as of [  ], 2025, Columbia expects to issue approximately [  ] million shares of Columbia common stock to Pacific Premier stockholders in the aggregate in the merger. We estimate that existing Columbia shareholders will own approximately 70% and former Pacific Premier stockholders will own approximately 30% of the common stock of Columbia following the completion of the mergers.

The special meeting of Columbia shareholders will be held on [  ], 2025 at [  ], Pacific Time. The special meeting of Pacific Premier stockholders will be held on [  ], 2025 at [  ], Pacific Time. At our respective special meetings, in addition to other business, Columbia will ask its shareholders to approve the issuance of shares of Columbia common stock to Pacific Premier stockholders pursuant to the merger agreement, and Pacific Premier will ask its stockholders to adopt the merger agreement. Information about these meetings and the mergers is contained in this document. We urge you to read this document carefully and in its entirety.

Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support the mergers and join our boards in their recommendations.

The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the mergers. It also contains or references information about Columbia and Pacific Premier and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully. In particular, you should read the section entitled “Risk Factors” beginning on page 31 for a discussion of the risks you should consider in evaluating the proposed mergers and how they will affect you. You can also obtain information about Columbia and Pacific Premier from documents that have been filed with the Securities and Exchange Commission that are incorporated into the accompanying joint proxy statement/prospectus by reference.

On behalf of Columbia and Pacific Premier, thank you for your prompt attention to this important matter.

Sincerely,

By		By
Name:	Clint E. Stein	Name:	Steven R. Gardner
Title:	President and Chief Executive Officer Columbia Banking System, Inc.	Title:	Chairman, President and Chief Executive Officer Pacific Premier Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Columbia or Pacific Premier, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying joint proxy statement/prospectus is dated [  ], 2025, and is first being mailed to Columbia shareholders and Pacific Premier stockholders on or about [  ], 2025.

ADDITIONAL INFORMATION

The accompanying joint proxy statement/prospectus incorporates important business and financial information about Columbia and Pacific Premier from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing, by email or by telephone, at the appropriate address below:

if you are a Columbia shareholder: Columbia Banking System, Inc. 1301 A Street Tacoma, Washington 98402-4200 Attn: Investor Relations (503) 727-4100	if you are a Pacific Premier stockholder: Pacific Premier Bancorp, Inc. 17901 Von Karman Avenue, Suite 1200 Irvine, California 92614 Attn: Corporate Secretary (949) 864-8000

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of Columbia common stock requesting documents must do so by [ ], 2025, in order to receive them before the Columbia special meeting, and holders of Pacific Premier common stock requesting documents must do so by [ ], 2025, in order to receive them before the Pacific Premier special meeting.

You should rely only on the information contained or incorporated by reference in this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated [ ], 2025, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such incorporated document. Neither the mailing of this document to holders of Columbia common stock or holders of Pacific Premier common stock, nor the issuance by Columbia of shares of Columbia common stock pursuant to the merger agreement, will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, this document regarding Pacific Premier has been provided by Pacific Premier and information contained in, or incorporated by reference into, this document regarding Columbia has been provided by Columbia.

See the section entitled “Where You Can Find More Information” beginning on page 160 of the accompanying joint proxy statement/prospectus for further information.

Columbia Banking System, Inc.

1301 A Street

Tacoma, Washington 98402

NOTICE OF VIRTUAL SPECIAL MEETING OF COLUMBIA SHAREHOLDERS

To Columbia Shareholders:

On April 23, 2025, Columbia Banking System, Inc. (“Columbia”), Balboa Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Columbia, and Pacific Premier Bancorp, Inc. (“Pacific Premier”) entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a virtual special meeting of holders of Columbia common stock (such holders the “Columbia shareholders” and such meeting the “Columbia special meeting”) will be held on [  ], 2025 at [  ], Pacific Time. We are pleased to notify you of, and invite you to, the Columbia special meeting, which will be held virtually via the internet.

At the Columbia special meeting, you will be asked to vote on the following matters:

•

a proposal to approve the issuance of Columbia common stock in connection with the merger of Merger Sub with and into Pacific Premier as merger consideration to holders of Pacific Premier common stock (the “Pacific Premier stockholders”) pursuant to the merger agreement (including for purposes of complying with Nasdaq Listing Rule 5635(a), which requires approval of the issuance of shares of Columbia common stock in an amount that exceeds 20% of the currently outstanding shares of Columbia common stock) (the “Columbia share issuance proposal”); and

•

a proposal to adjourn the Columbia special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Columbia common stock (the “Columbia adjournment proposal”).

The Columbia special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Columbia special meeting by visiting www.virtualshareholdermeeting.com/COLB2025SM and entering the 16-digit control number that is printed on your proxy card. You may log in beginning at [  ] a.m. (Pacific Time) on [  ], 2025. The Columbia special meeting will begin promptly at [  ] a.m. (Pacific Time).

The board of directors of Columbia (the “Columbia board of directors”) has fixed the close of business on [  ], 2025 as the record date for the Columbia special meeting. Only holders of record of Columbia common stock as of the close of business on the record date for the Columbia special meeting are entitled to notice of the Columbia special meeting or any adjournment or postponement thereof. Only holders of record of Columbia common stock will be entitled to vote at the Columbia special meeting or any adjournment or postponement thereof.

Columbia has determined that Columbia shareholders are not entitled to dissenters’ rights in connection with the proposed mergers under the Washington Business Corporation Act.

The Columbia board of directors unanimously recommends that Columbia shareholders vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless Columbia shareholders approve the Columbia share issuance proposal. In order to approve the Columbia share issuance proposal, the number of votes cast at the Columbia special meeting favoring the Columbia share issuance proposal must exceed the number of votes cast opposing the Columbia share issuance proposal. Whether or not you plan to attend the Columbia special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Board of Directors

Kumi Yamamoto Baruffi
Executive Vice President, General Counsel
& Corporate Secretary Columbia Banking System, Inc.

[ ], 2025

Pacific Premier Bancorp, Inc.

17901 Von Karman Avenue, Suite 1200

Irvine, California 92614

NOTICE OF VIRTUAL SPECIAL MEETING OF PACIFIC PREMIER STOCKHOLDERS

To Pacific Premier stockholders:

On April 23, 2025, Pacific Premier Bancorp, Inc. (“Pacific Premier”), Columbia Banking System, Inc. (“Columbia”) and Balboa Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Columbia, entered into an Agreement and Plan of Merger (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.

NOTICE IS HEREBY GIVEN that a virtual special meeting of holders of Pacific Premier common stock (such holders the “Pacific Premier stockholders” and such meeting, the “Pacific Premier special meeting”) will be held on [ ], 2025 at [ ], Pacific Time. We are pleased to notify you of and invite you to the Pacific Premier special meeting, which will be held virtually via the internet.

At the Pacific Premier special meeting, Pacific Premier stockholders will be asked to vote on the following matters:

•	a proposal to adopt the merger agreement (the “Pacific Premier merger proposal”);

•

a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Pacific Premier in connection with the transactions contemplated by the merger agreement (the “Pacific Premier compensation proposal”); and

•

a proposal to adjourn the Pacific Premier special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Pacific Premier special meeting to approve the Pacific Premier merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Pacific Premier common stock (the “Pacific Premier adjournment proposal”).

The Pacific Premier special meeting will be held in a virtual-only format conducted via live webcast. In order to attend the Pacific Premier special meeting via remote communication, you must access the virtual meeting at http://www.virtualshareholdermeeting.com/PPBI2025SM. You also will need a control number, which is the 16-digit number on your proxy card. Once admitted to the Pacific Premier special meeting, you will be able to vote your shares in accordance with the instructions provided on the Pacific Premier special meeting website. You may log in beginning at [ ] a.m. (Pacific Time) on [ ], 2025. The Pacific Premier special meeting will begin promptly at [ ] a.m. (Pacific Time).

The board of directors of Pacific Premier (the “Pacific Premier board of directors”) has fixed the close of business on [ ], 2025 as the record date for the Pacific Premier special meeting. Only holders of record of Pacific Premier common stock as of the close of business on the record date for the Pacific Premier special meeting are entitled to notice of, and to vote at, the Pacific Premier special meeting or any adjournment or postponement thereof. Pacific Premier has determined that Pacific Premier stockholders are not entitled to dissenters’ rights in connection with the proposed mergers under the Delaware General Corporation Law.

The Pacific Premier board of directors unanimously recommends that Pacific Premier stockholders vote “FOR” the Pacific Premier merger proposal, “FOR” the Pacific Premier compensation proposal and “FOR” the Pacific Premier adjournment proposal.

Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless Pacific Premier stockholders approve the Pacific Premier merger proposal. The affirmative vote of a majority of the outstanding shares of Pacific Premier common stock entitled to vote on the Pacific Premier merger proposal is required to approve the Pacific Premier merger proposal. Whether or not you plan to attend the Pacific Premier special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.

By Order of the Pacific Premier Board of Directors

Steven R. Arnold
Senior Executive Vice President, General Counsel & Corporate Secretary
Pacific Premier Bancorp, Inc.

[ ], 2025

i

QUESTIONS AND ANSWERS

The following are some questions that you may have about the mergers (as defined below) and the Columbia virtual special meeting or the Pacific Premier virtual special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the Columbia virtual special meeting or the Pacific Premier virtual special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 160.

In this joint proxy statement/prospectus, unless the context otherwise requires:

•	“bank merger” refers to the merger of Pacific Premier Bank with and into Umpqua Bank, with Umpqua Bank as the surviving bank;

•	“Columbia” refers to Columbia Banking System, Inc., a Washington corporation;

•

“Columbia adjournment proposal” refers to a proposal to adjourn the Columbia special meeting to solicit additional proxies if there are insufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of Columbia common stock;

•	“Columbia articles” refers to the restated articles of incorporation of Columbia;

•	“Columbia board of directors” refers to the board of directors of Columbia;

•	“Columbia bylaws” refers to the amended and restated bylaws of Columbia;

•	“Columbia common stock” refers to the common stock of Columbia, no par value per share;

•

“Columbia share issuance proposal” refers to a proposal for the issuance of shares of Columbia common stock constituting merger consideration pursuant to the merger agreement (including for purposes of complying with Nasdaq Listing Rule 5635(a), which requires approval of the issuance of shares of Columbia common stock in an amount that exceeds 20% of the currently outstanding shares of Columbia common stock);

•	“Columbia shareholders” refers to holders of shares of Columbia common stock both prior to and following the completion of the mergers;

•	“KBW” refers to Keefe, Bruyette & Woods, Inc., financial advisor to Pacific Premier;

•	“merger” refers to the merger of Merger Sub with and into Pacific Premier, with Pacific Premier as the surviving corporation;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia, Pacific Premier and Merger Sub;

•	“mergers” refers to the merger together with the second step merger;

•	“Merger Sub” refers to Balboa Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Columbia;

•	“Pacific Premier” refers to Pacific Premier Bancorp, Inc., a Delaware corporation;

•

“Pacific Premier adjournment proposal” refers to a proposal to adjourn the Pacific Premier special meeting to solicit additional proxies if there are insufficient votes at the time of the Pacific Premier special meeting to approve the Pacific Premier merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Pacific Premier common stock;

•	“Pacific Premier Bank” refers to Pacific Premier Bank, National Association, a national banking association and wholly owned subsidiary of Pacific Premier;

•	“Pacific Premier board of directors” refers to the board of directors of Pacific Premier;

•	“Pacific Premier bylaws” refers to the amended and restated bylaws of Pacific Premier;

•	“Pacific Premier certificate” refers to the second amended and restated certificate of incorporation of Pacific Premier, as amended;

•	“Pacific Premier common stock” refers to the common stock of Pacific Premier, par value $0.01 per share;

•

“Pacific Premier compensation proposal” refers to a proposal to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to the named executive officers of Pacific Premier in connection with the transactions contemplated by the merger agreement;

•	“Pacific Premier merger proposal” refers to a proposal to adopt the merger agreement;

•	“Pacific Premier stockholders” refers to holders of shares of Pacific Premier common stock;

•	“PSC” refers to Piper Sandler & Co., financial advisor to Columbia;

•	“second step merger” refers to, immediately following the merger, the merger of Pacific Premier with and into Columbia, with Columbia as the surviving entity; and

•	“Umpqua Bank” refers to Umpqua Bank, an Oregon state-chartered bank and a wholly owned subsidiary of Columbia.

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

You are receiving this joint proxy statement/prospectus because Pacific Premier, Columbia and Merger Sub have entered into an Agreement and Plan of Merger, dated April 23, 2025 (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”) pursuant to which, and subject to the terms and conditions therein, in the merger, Merger Sub will merge with and into Pacific Premier, with Pacific Premier as the surviving corporation. Immediately following the merger, in the second step merger, Pacific Premier will merge with and into Columbia, with Columbia as the surviving entity. We refer to the merger and the second step merger collectively as the “mergers.” Following the completion of the mergers, in the bank merger, Pacific Premier Bank will merge with and into Umpqua Bank, with Umpqua Bank as the surviving bank.

A copy of the merger agreement is attached as Annex A to this document. In this joint proxy statement/prospectus, we refer to the closing of the merger as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:

•	Columbia shareholders must approve the Columbia share issuance proposal (such approval, the “requisite Columbia shareholder approval”); and

•	Pacific Premier stockholders must approve the Pacific Premier merger proposal (such approval, the “requisite Pacific Premier stockholder approval”).

In addition, Columbia shareholders will also be asked to approve a proposal to adjourn the special meeting of Columbia shareholders (the “Columbia special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Columbia common stock (the “Columbia adjournment proposal”).

Pacific Premier stockholders will also be asked (i) to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to Pacific Premier’s named executive officers in connection with the transactions contemplated by the merger agreement (the “Pacific Premier compensation proposal”), and (ii) to approve a proposal to adjourn the special meeting of Pacific Premier stockholders (the “Pacific Premier special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Pacific Premier special meeting to approve the Pacific Premier merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Pacific Premier common stock (the “Pacific Premier adjournment proposal”).

Columbia and Pacific Premier both will hold, respectively, the Columbia special meeting and the Pacific Premier special meeting virtually via the internet.

This document is also a prospectus that is being delivered to Pacific Premier stockholders because, pursuant to the merger agreement, Columbia is offering shares of Columbia common stock to Pacific Premier stockholders.

This joint proxy statement/prospectus contains important information about the mergers and the other proposals being voted on at the Columbia and Pacific Premier special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your virtual special meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.

Q:	What will happen in the mergers?

A:

In the merger, Merger Sub will merge with and into Pacific Premier, with Pacific Premier continuing as the surviving corporation. In the second step merger, Pacific Premier will merge with and into Columbia, with Columbia continuing as the surviving entity. In the bank merger, which will occur promptly following the completion of the mergers, Pacific Premier Bank will merge with and into Umpqua Bank, with Umpqua Bank as the surviving bank.

Each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time of the merger (the “effective time”), except for shares of Pacific Premier common stock held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or any of their respective wholly owned subsidiaries (in each case, other than shares of Pacific Premier common stock held in a fiduciary capacity or as a result of debts previously contracted), will be converted into the right to receive 0.9150 of a share (the “exchange ratio”) of Columbia common stock (the “merger consideration”).

After the effective time, (i) Pacific Premier will no longer be a public company, (ii) Pacific Premier common stock will be delisted from the Nasdaq Global Select Market (“Nasdaq”) and will cease to be publicly traded, and (iii) Pacific Premier common stock will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). After the effective time of the second step merger (the “second effective time”), Columbia shareholders will continue to own their existing shares of Columbia common stock and Pacific Premier will cease to exist. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 108 and the merger agreement for more information about the mergers.

Q:	When and where will each of the special meetings take place?

A:

The Columbia special meeting will be held virtually via the internet on [  ], 2025 at [  ], Pacific Time. The Columbia special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Columbia special meeting by visiting www.virtualshareholdermeeting.com/COLB2025SM (the “Columbia special meeting website”) and entering the 16-digit control number that is printed on your proxy card. You may log in beginning at [ ] a.m. (Pacific Time) on [ ], 2025. The Columbia special meeting will begin promptly at [ ] a.m. (Pacific Time).

The Pacific Premier special meeting will be held virtually via the internet on [  ], 2025 at [  ], Pacific Time. The Pacific Premier special meeting will be held in a virtual-only format conducted via live webcast. If you are a holder of record, you may attend the Pacific Premier special meeting by visiting http://www.virtualshareholdermeeting.com/PPBI2025SM (the “Pacific Premier special meeting website”) and entering the 16-digit control number that is printed on your proxy card. You may log in beginning at [  ] a.m. (Pacific Time) on [  ], 2025. The Pacific Premier special meeting will begin promptly at [  ] a.m. (Pacific Time).

Even if you plan to attend your respective company’s special meeting virtually, Columbia and Pacific Premier recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting. See the section entitled “—Q: How can I vote my shares without attending my respective special meeting?” beginning on page 9.

Q:	What matters will be considered at each of the special meetings?

A:	At the Columbia special meeting, Columbia shareholders will be asked to consider and vote on the following proposals:

•	Columbia Proposal 1: The Columbia share issuance proposal; and

•	Columbia Proposal 2: The Columbia adjournment proposal.

At the Pacific Premier special meeting, Pacific Premier stockholders will be asked to consider and vote on the following proposals:

•	Pacific Premier Proposal 1: The Pacific Premier merger proposal;

•	Pacific Premier Proposal 2: The Pacific Premier compensation proposal; and

•	Pacific Premier Proposal 3: The Pacific Premier adjournment proposal.

In order to complete the merger, among other things, Columbia shareholders must approve the Columbia share issuance proposal, and Pacific Premier stockholders must approve the Pacific Premier merger proposal. None of the approvals of the Columbia adjournment proposal, the Pacific Premier compensation proposal or the Pacific Premier adjournment proposal is a condition to the obligations of Columbia or Pacific Premier to complete the merger.

Q:	What will Pacific Premier stockholders receive in the mergers?

A:

In the merger, Pacific Premier stockholders will receive 0.9150 of a share of Columbia common stock for each share of Pacific Premier common stock held immediately prior to the effective time (other than certain shares held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or their respective wholly owned subsidiaries, subject to certain exceptions set forth in the merger agreement). Columbia will not issue any fractional shares of Columbia common stock in the merger. Pacific Premier stockholders who would otherwise be entitled to a fractional share of Columbia common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of Columbia common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the day preceding the closing date (the “Columbia closing share value”) by the fraction of a share (after taking into account all shares of Pacific Premier common stock held by such holder immediately prior to the completion of the merger and rounded to the nearest thousandth when expressed in decimal form) of Columbia common stock that such Pacific Premier stockholder would otherwise be entitled to receive.

Q:	What will Columbia shareholders receive in the mergers?

A:

In the mergers, Columbia shareholders will not receive any consideration, and their shares of Columbia common stock will remain outstanding following the mergers. Following the mergers, shares of Columbia common stock will continue to be traded on Nasdaq.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:

Yes. Although the number of shares of Columbia common stock that Pacific Premier stockholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the effective time based upon the market value for Columbia common stock. Any fluctuation in the market price of Columbia common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Columbia common stock that Pacific Premier stockholders will receive. Neither Columbia nor Pacific Premier is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Columbia common stock or Pacific Premier common stock.

Q:	How will the mergers affect Pacific Premier equity awards?

A:	At the effective time:

•

Each outstanding award in respect of shares of Pacific Premier common stock subject to vesting, repurchase or other lapse restriction granted or assumed under a Pacific Premier stock plan (a “Pacific Premier RSA”) that is outstanding and unvested immediately prior to the effective time will (i) if granted to a non-employee member of the Pacific Premier board of directors, be converted into the right to receive the merger consideration in respect of each share of Pacific Premier common stock subject to such Pacific Premier RSA immediately prior to the effective time, and (ii) if not granted to an individual in clause (i), be assumed and converted into a restricted stock award in respect of shares of Columbia common stock (a “Columbia RSA”) based on the exchange ratio and will continue to be subject to the same terms and conditions as were applicable to the applicable Pacific Premier RSA immediately prior to the effective time;

•

Each outstanding performance-based restricted stock unit award in respect of shares of Pacific Premier common stock granted under a Pacific Premier stock plan (an “Pacific Premier performance award”) will be assumed and converted into a restricted stock unit award in respect of Columbia common stock (a “Columbia RSU award”), with the number of shares of Columbia common stock subject to each such Columbia RSU award equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier performance award immediately prior to the effective time based on target performance multiplied by (ii) the exchange ratio. Except as specifically provided in the merger agreement, each such Columbia RSU award will continue to be subject to the same terms and conditions as were applicable to the applicable Pacific Premier performance award immediately prior to the effective time; and

•

Each outstanding and unexercised option to purchase shares of Pacific Premier common stock granted under a Pacific Premier stock plan (an “Pacific Premier option award”), whether vested or unvested, will be cancelled and entitle the holder of such Pacific Premier option award to receive an amount in cash equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, multiplied by (ii) the excess, if any, of the cashout price (as defined below) of such Pacific Premier option award over the exercise price per share of the Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time. “Cashout price” means an amount in cash equal to the product of (A) the exchange ratio, multiplied by (B) the average of the per share closing price of Columbia common stock for the consecutive period of five full trading days ending on the day that is five days preceding the closing date.

Q:	How does the Columbia board of directors recommend that I vote at the Columbia special meeting?

A:	The Columbia board of directors unanimously recommends that you vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

Q:	How does the Pacific Premier board of directors recommend that I vote at the Pacific Premier special meeting?

A:

The Pacific Premier board of directors unanimously recommends that you vote “FOR” the Pacific Premier merger proposal, “FOR” the Pacific Premier compensation proposal and “FOR” the Pacific Premier adjournment proposal.

In considering the recommendations of the Pacific Premier board of directors, Pacific Premier stockholders should be aware that Pacific Premier directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of Pacific Premier stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers” beginning on page 97.

Q:	Who is entitled to vote at the Columbia special meeting?

A:

The record date for the Columbia special meeting is [  ], 2025 (the “Columbia record date”). All Columbia shareholders who held shares at the close of business on the Columbia record date are entitled to receive notice of, and to vote at, the Columbia special meeting.

Each holder of Columbia common stock is entitled to cast one vote on each matter properly brought before the Columbia special meeting for each share of Columbia common stock that such holder owned of record as of the Columbia record date. As of the close of business on the Columbia record date, there were [  ] outstanding shares of Columbia common stock.

Attendance at the special meeting via the Columbia special meeting website is not required to vote. See below and the section entitled “The Columbia Virtual Special Meeting—Proxies” beginning on page 42 for instructions on how to vote your shares of Columbia common stock without attending the Columbia special meeting.

Q:	Who is entitled to vote at the Pacific Premier special meeting?

A:

The record date for the Pacific Premier special meeting is [  ], 2025 (the “Pacific Premier record date”). All Pacific Premier stockholders who held shares at the close of business on the Pacific Premier record date are entitled to receive notice of, and to vote at, the Pacific Premier special meeting.

Each holder of Pacific Premier common stock is entitled to cast one vote on each matter properly brought before the Pacific Premier special meeting for each share of Pacific Premier common stock that such holder owned of record as of the Pacific Premier record date. As of the close of business on the Pacific Premier record date, there were [  ] outstanding shares of Pacific Premier common stock.

Attendance at the Pacific Premier special meeting via the Pacific Premier special meeting website is not required to vote. See below and the section entitled “The Pacific Premier Virtual Special Meeting—Proxies” beginning on page 48 for instructions on how to vote your shares of Pacific Premier common stock without attending the Pacific Premier special meeting.

Q:	What constitutes a quorum for the Columbia special meeting?

A:

The presence at the Columbia special meeting, virtually or by proxy, of holders of majority of the outstanding shares of Columbia common stock entitled to vote at the Columbia special meeting will constitute a quorum for the transaction of business at the Columbia special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Broker non-votes, if any, will not be counted in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, because it is expected that all proposals to be voted on at the Columbia special meeting will be “non-routine” matters, as discussed in the section entitled, “The Columbia Virtual Special Meeting—Broker Non-Votes.”

Q:	What constitutes a quorum for the Pacific Premier special meeting?

A:

The presence at the Pacific Premier special meeting, virtually or by proxy, of holders of a majority of the outstanding shares of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting will constitute a quorum for the transaction of business at the Pacific Premier special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. Broker non-votes, if any, will not be counted in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum, because it is expected that all proposals to be voted on at the Pacific Premier special meeting will be “non-routine” matters, as discussed in the section entitled “The Pacific Premier Virtual Special Meeting—Broker Non-Votes.”

Q:	What vote is required for the approval of each proposal at the Columbia special meeting?

A:

Columbia Proposal 1: Columbia share issuance proposal. Approval of the Columbia share issuance proposal requires that the number of votes cast at the Columbia special meeting favoring the Columbia share issuance proposal exceeds the number of votes cast opposing the Columbia share issuance proposal.

Columbia Proposal 2: Columbia adjournment proposal. Whether or not a quorum will be present at the Columbia special meeting, approval of the Columbia adjournment proposal requires that the number of votes cast favoring the Columbia adjournment proposal exceeds the number of votes cast opposing the Columbia adjournment proposal.

Q:	What vote is required for the approval of each proposal at the Pacific Premier special meeting?

A:

Pacific Premier Proposal 1: Pacific Premier merger proposal. Approval of the Pacific Premier merger proposal requires approval by the majority of the outstanding shares of Pacific Premier common stock entitled to vote on the merger agreement.

Pacific Premier Proposal 2: Pacific Premier compensation proposal. Approval of the advisory, non-binding Pacific Premier compensation proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting.

Pacific Premier Proposal 3: Pacific Premier adjournment proposal. Approval of the Pacific Premier adjournment proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting, whether or not a quorum will be present at the Pacific Premier special meeting.

Q:

Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the Pacific Premier named executive officers (i.e., the Pacific Premier compensation proposal)?

A:	Under Securities and Exchange Commission (“SEC”) rules, Pacific Premier is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Pacific

Premier’s named executive officers that is based on or otherwise relates to the mergers, or “golden parachute” compensation.

Q:	What happens if Pacific Premier stockholders do not approve, by non-binding, advisory vote, the Pacific Premier compensation proposal?

A:

The vote on the proposal to approve the merger-related compensation arrangements for each of Pacific Premier’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the Pacific Premier special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon Pacific Premier, Columbia or Columbia as the surviving entity. Accordingly, the merger-related compensation will be paid to Pacific Premier’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Pacific Premier stockholders do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both Columbia and Pacific Premier?

A:

If you hold shares of both Columbia common stock and Pacific Premier common stock, you will receive separate packages of proxy materials for each. A vote cast as a Columbia shareholder will not count as a vote cast as a Pacific Premier stockholder, and a vote cast as a Pacific Premier stockholder will not count as a vote cast as a Columbia shareholder. Therefore, please submit separate proxies for your shares of Columbia common stock and your shares of Pacific Premier common stock.

Q:	How can I attend, vote and ask questions at the Columbia special meeting or the Pacific Premier special meeting?

A:

•

By Internet. For shares registered in your name, you may go to the Columbia special meeting website or the Pacific Premier special meeting website, as applicable, to transmit a proxy to vote your shares by means of the Internet. You will be required to provide our number and the control number, both of which are contained on the email, notice or proxy card, as applicable. You will then be asked to complete an electronic proxy card. The votes represented by such proxy will be generated on the computer screen, and you will be prompted to submit or revise them as desired. Columbia must receive votes submitted via the internet for shares held by holders of Columbia common stock by [  ] Pacific Time on [  ], 2025, and for shares held in an employee benefit plan sponsored by Columbia by [  ] Pacific Time on [  ], 2025. Pacific Premier must receive votes submitted via the internet for shares held by holders of Pacific Premier common stock by [  ] Pacific Time on [  ], 2025.

•

By telephone. For shares registered in your name, you may grant a proxy to vote your shares by telephone by calling [  ]. Please see the instructions on the notice of internet availability or the proxy card, as applicable. The telephone voting procedures are designed to authenticate your identity, to allow you to grant a proxy to vote your shares, and to confirm that your instructions have been recorded properly. Columbia must receive votes submitted via telephone for shares held by holders of Columbia common stock by [  ] Pacific Time on [  ], 2025, and for shares held in an employee benefit plan sponsored by Columbia by [  ] Pacific Time on [  ], 2025. Pacific Premier must receive votes submitted via telephone for shares held by holders of Pacific Premier common stock by [  ] Pacific Time on [  ], 2025.

•

By mail. For shares registered in your name, Columbia shareholders or Pacific Premier stockholders, as applicable, who ask for and receive a paper proxy card may vote by mail and should complete, sign and date their proxy card and mail it in the pre-addressed envelope that will accompany the delivery of the paper proxy card. Proxy cards submitted by mail must be received by the date and time of the Columbia special meeting or Pacific Premier special meeting, as applicable, in order for your shares to be voted.

•

At the virtual meeting. For shares registered in your name, you may submit questions and vote online at the Columbia special meeting at www.virtualshareholdermeeting.com/COLB2025SM or the Pacific Premier special meeting at http://www.virtualshareholdermeeting.com/PPBI2025SM. Shares held beneficially in “street name” may be voted by you online at the Columbia special meeting or Pacific Premier special meeting, as applicable, only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares. Have the legal proxy available when you access the virtual meeting web page. A technical assistance phone number will be made available on the virtual meeting registration page starting 15 minutes prior to the start time of the Columbia special meeting and Pacific Premier special meeting, respectively, to assist with any difficulties you might have while accessing the virtual meeting during the check-in or meeting time.

•

For shares registered in the name of a broker or bank. Most beneficial owners, whose stock is held in “street name,” receive instructions for granting proxies from their banks, brokers trustees, or other nominees, rather than a proxy card. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name,” and as the beneficial owner, you have the right to direct your broker on how to vote.

A number of brokers and banks are participating in a program provided through Broadridge Financial Solutions, Inc. (“Broadridge”) that offers the means to grant proxies to vote shares over the Internet and telephone. If your shares are held in an account with a broker or bank participating in the Broadridge program, you may grant a proxy to vote those shares by visiting the website or calling the telephone number shown on the instruction form received from your broker or bank.

Additional information on attending the virtual special meetings can be found under the section entitled “The Columbia Virtual Special Meeting—Attending the Virtual Special Meeting” on page 41 and under the section entitled “The Pacific Premier Virtual Special Meeting—Attending the Virtual Special Meeting” on page 48.

Q:	How can I vote my shares without attending my respective special meeting?

A:

Whether you hold your shares directly as the holder of record of Columbia common stock or Pacific Premier common stock or beneficially in “street name,” you may direct your vote by proxy without virtually attending the Columbia special meeting or the Pacific Premier special meeting.

If you are a holder of record of Columbia common stock or Pacific Premier common stock, you can vote your shares by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of Columbia common stock or Pacific Premier common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

If you intend to submit your proxy by telephone or via the internet, you must do so by [  ], Pacific Time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.

Additional information on voting procedures can be found under the section entitled “The Columbia Virtual Special Meeting—Attending the Virtual Special Meeting” on page 41 and under the section entitled “The Pacific Premier Virtual Special Meeting—Attending the Virtual Special Meeting” on page 48.

Q:	How do I vote shares of Columbia common stock that I hold in an account under the Umpqua Bank 401(k) and Profit Sharing Plan?

A:

You will be given the opportunity to instruct the trustee of the Umpqua Bank 401(k) and Profit Sharing Plan and the Supplemental Retirement and Deferred Compensation Plan how to vote the shares that you hold in your account. To the extent that you do not timely give such instructions, the trustee will vote all unvoted shares held in the Umpqua Bank 401(k) and Profit Sharing Plan in proportion to the voted shares, and the trustee will vote the unvoted shares in the Supplemental Retirement and Deferred Compensation Plan as directed by the plan sponsor as recommended by the Columbia board of directors.

Q:	What do I need to do now?

A:

After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of Columbia common stock or Pacific Premier common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:

No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?

A:

Banks, brokers, trustees and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the Columbia special meeting and the Pacific Premier special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Columbia special meeting or the Pacific Premier special meeting. If your bank, broker, trustee or other nominee holds your shares of Columbia common stock or Pacific Premier common stock in “street name,” such entity will vote your shares of Columbia common stock or Pacific Premier common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

If you are a beneficial owner of Columbia common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Columbia common stock:

•

Columbia share issuance proposal: your bank, broker, trustee or other nominee may not vote your shares on the Columbia share issuance proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•

Columbia adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Columbia adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of Pacific Premier common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of Pacific Premier common stock:

•

Pacific Premier merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the Pacific Premier merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•

Pacific Premier compensation proposal: your bank, broker, trustee or other nominee may not vote your shares on the Pacific Premier compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•

Pacific Premier adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the Pacific Premier adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	What if I abstain or fail to vote?

A:

For purposes of the Columbia special meeting, an abstention occurs when a Columbia shareholder attends the Columbia special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•

Columbia share issuance proposal: An abstention will have no effect on the Columbia share issuance proposal. If a Columbia shareholder is not present at the Columbia special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal; and

•

Columbia adjournment proposal: An abstention will have no effect on the Columbia adjournment proposal. If a Columbia shareholder is not present at the Columbia special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

For purposes of the Pacific Premier special meeting, an abstention occurs when a Pacific Premier stockholder attends the Pacific Premier special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•

Pacific Premier merger proposal: An abstention will have the same effect as a vote “AGAINST” the Pacific Premier merger proposal. If a Pacific Premier stockholder is not present at the Pacific Premier special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the Pacific Premier merger proposal.

•

Pacific Premier compensation proposal: An abstention will have no effect on the Pacific Premier compensation proposal. If a Pacific Premier stockholder is not present at the Pacific Premier special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

•

Pacific Premier adjournment proposal: An abstention will have no effect on the Pacific Premier adjournment proposal. If a Pacific Premier stockholder is not present at the Pacific Premier special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Columbia or Pacific Premier to obtain the necessary quorum to hold its special meeting and to obtain the shareholder or stockholder approval, as applicable, that its respective board of directors is recommending and seeking. In addition, your failure to submit a proxy or vote at the applicable virtual special meeting, or failure to instruct your bank, broker, trustee or other nominee how to vote, or an abstention from voting, will have the same effect as a vote “AGAINST” the Pacific Premier merger proposal.

To approve the Columbia share issuance proposal, the number of votes cast at the Columbia special meeting favoring the Columbia share issuance proposal must exceed the number of votes cast opposing the Columbia share issuance proposal. The Pacific Premier merger proposal must be approved by the affirmative vote of a majority of the outstanding shares of Pacific Premier common stock entitled to vote thereon.

The Columbia board of directors unanimously recommends that you vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal. The Pacific Premier board of directors unanimously recommends that you vote “FOR” the Pacific Premier merger proposal and “FOR” the other proposals to be considered at the Pacific Premier special meeting.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of Columbia common stock represented by your proxy will be voted as recommended by the Columbia board of directors with respect to such proposals, or the shares of Pacific Premier common stock represented by your proxy will be voted as recommended by the Pacific Premier board of directors with respect to such proposals, as the case may be.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?

A:

If you directly hold shares of Columbia common stock or Pacific Premier common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Columbia or Pacific Premier, as applicable;

•	signing and returning a proxy card with a later date;

•	attending the applicable special meeting virtually and voting at the special meeting via the applicable special meeting website; or

•	voting by telephone or the internet at a later time, before [ ], Pacific Time, on the day before the applicable special meeting.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending the applicable special meeting virtually and voting your shares via the applicable special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Q:	Will Columbia be required to submit the Columbia share issuance proposal to the Columbia shareholders even if the Columbia board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Columbia special meeting, Columbia is required to submit the Columbia share issuance proposal to its shareholders even if the Columbia board of directors has withdrawn, modified or qualified its recommendation in favor of approving the Columbia share issuance proposal.

Q:

Will Pacific Premier be required to submit the Pacific Premier merger proposal to the Pacific Premier stockholders even if the Pacific Premier board of directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the merger agreement is terminated before the Pacific Premier special meeting, Pacific Premier is required to submit the Pacific Premier merger proposal to its stockholders even if the Pacific Premier board of directors has withdrawn, modified or qualified its recommendation in favor of approving the Pacific Premier merger proposal.

Q:	Are Columbia shareholders entitled to dissenters’ rights?

A:

No. Columbia shareholders are not entitled to dissenters’ rights under the Washington Business Corporation Act (the “WBCA”). For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 108.

Q:	Are Pacific Premier stockholders entitled to dissenters’ rights?

A:

No. Pacific Premier stockholders are not entitled to dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 108.

Q:

Are there any risks that I should consider in deciding whether to vote for the approval of the Columbia share issuance proposal, the Pacific Premier merger proposal or the other proposals to be considered at the Columbia special meeting and the Pacific Premier special meeting, respectively?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 31. You also should read and carefully consider the risk factors of Columbia and Pacific Premier contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the mergers to Pacific Premier stockholders?

A:

The mergers, taken together, are intended to qualify as a “reorganization” for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Columbia and Pacific Premier receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, Pacific Premier stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Pacific Premier common stock for Columbia common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Columbia common stock. You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax consequences of the mergers, see the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 128.

Q:	When are the mergers expected to be completed?

A:

Neither Columbia nor Pacific Premier can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Columbia must first obtain the requisite Columbia shareholder approval and Pacific Premier must first obtain the requisite Pacific Premier stockholder approval. Columbia and Pacific Premier must also obtain the requisite regulatory approvals and satisfy certain other closing conditions. Columbia and Pacific Premier expect the merger to be completed promptly once Columbia has obtained the requisite Columbia shareholder approval, Pacific Premier has obtained the requisite Pacific Premier stockholder approval, the requisite regulatory approvals have been obtained and other closing conditions are satisfied. The second step merger is expected to be completed immediately following the completion of the merger.

Q:	What are the conditions to complete the merger?

A:

The obligations of Columbia and Pacific Premier to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of requisite regulatory approvals and the expiration or termination of all statutory waiting periods in respect thereof without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, the receipt of the requisite Columbia shareholder approval and the receipt of the requisite Pacific Premier stockholder approval. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Merger” beginning on page 123.

Q:	What happens if the merger is not completed?

A:

If the merger is not completed, Pacific Premier stockholders will not receive any consideration for their shares of Pacific Premier common stock in connection with the merger. Instead Pacific Premier will remain an independent public company, Pacific Premier common stock will continue to be listed and traded on Nasdaq, and Columbia will not complete the issuance of shares of Columbia common stock pursuant to the merger agreement. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $75 million will be payable by either Columbia or Pacific Premier to the other party, as applicable. See the section entitled “The Merger Agreement—Termination Fee” beginning on page 125 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?

A:

The record date for the Columbia and Pacific Premier special meetings is earlier than the date of the Columbia and Pacific Premier special meetings, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Columbia common stock or Pacific Premier common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such applicable special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the Pacific Premier common stock, you will not have the right to receive the merger consideration to be received by Pacific Premier stockholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of Pacific Premier common stock through the completion of the merger.

Q:	Should I send in my stock certificates now?

A:

No. Please do not send in your stock certificates with your proxy. After the mergers are completed, an exchange agent selected by Columbia reasonably acceptable to Pacific Premier (the “exchange agent”) will send you instructions for exchanging Pacific Premier stock certificates for the consideration to be received in the merger. See the section entitled “The Merger Agreement—Exchange of Shares” beginning on page 112.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?

A:

If you are a beneficial owner and hold shares of Columbia common stock or Pacific Premier common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of Columbia common stock or Pacific Premier common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Columbia common stock or Pacific Premier common stock are voted.

Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:	Who can help answer my questions?

A:

Columbia Shareholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Columbia at Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, (503) 727-4100.

Pacific Premier Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Pacific Premier’s proxy solicitor, D.F. King & Co. by calling toll-free at (800) 249-7148, or for banks and brokers, by email at ppbi@dfking.com.

Q:	Where can I find more information about Columbia and Pacific Premier?

A:	You can find more information about Columbia and Pacific Premier from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 160.

Q:	What is householding and how does it affect me?

A:

SEC rules permit Columbia, Pacific Premier and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of Columbia shareholders or Pacific Premier stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each shareholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of Columbia common stock and Pacific Premier common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Columbia common stock or Pacific Premier common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY

This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about Columbia and Pacific Premier into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

Information about the Companies (page 53)

Columbia Banking System, Inc.

1301 A Street

Tacoma, Washington 98402

(253) 305-1900

Headquartered in Tacoma, Washington, Columbia is a bank holding company that has elected to be treated as a financial holding company and the holding company of Umpqua Bank, an Oregon state-chartered full service commercial bank. As of March 31, 2025, Columbia had 296 banking offices, including 102 branches in Washington State, 103 branches in Oregon, 60 branches in California, 24 branches in Idaho, 3 branches in Nevada, 2 branches in Arizona, 1 branch in Colorado and 1 branch in Utah. As of March 31, 2025, Columbia had total assets of approximately $51.5 billion, total loans and leases of approximately $37.6 billion, total deposits of approximately $42.2 billion and approximately $5.2 billion in shareholders’ equity.

Umpqua Bank is the largest bank headquartered in the Northwest and one of the largest banks headquartered in the West with locations in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington. With over $50 billion of assets, Umpqua Bank combines the resources, sophistication, and expertise of a national bank with a commitment to deliver superior, personalized service. The bank supports consumers and businesses through a full suite of services, including retail and commercial banking; Small Business Administration lending; institutional and corporate banking; and equipment leasing. Umpqua Bank customers also have access to comprehensive investment and wealth management expertise as well as healthcare and private banking through Columbia Wealth Advisors and Columbia Trust Company, a division of Umpqua Bank. In addition, Columbia has announced that it intends to rename Umpqua Bank to “Columbia Bank” in order to align with the name of the holding company and the variety of brands already operated by Umpqua Bank today under the Columbia name.

Shares of Columbia common stock are traded on Nasdaq under the symbol “COLB.”

For more information about Columbia, please visit Columbia’s website at www.columbiabankingsystem.com. The information provided on Columbia’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Columbia is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 160.

Balboa Merger Sub, Inc.

1301 A Street

Tacoma, Washington 98402

(253) 305-1900

Merger Sub is a Delaware corporation and a wholly owned subsidiary of Columbia. Merger Sub was incorporated for the sole purpose of effecting the merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the merger, the separate corporate existence of Merger Sub will cease.

Pacific Premier Bancorp, Inc.

17901 Von Karman Avenue, Suite 1200

Irvine, California 92614

(949)-864-8000

Pacific Premier, a Delaware corporation, is the holding company of Pacific Premier Bank, a nationally chartered commercial bank focused on serving small, middle-market, and corporate businesses throughout the western United States in major metropolitan markets in California, Washington, Oregon, Arizona, and Nevada. Founded in 1983, Pacific Premier Bank has grown to become one of the largest banks headquartered in the western region of the United States, with approximately $18 billion in total assets. Pacific Premier Bank provides banking products and services, including deposit accounts, digital banking, and treasury management services, to businesses, professionals, entrepreneurs, real estate investors, and nonprofit organizations. Pacific Premier Bank also offers a wide array of loan products, such as commercial business loans, lines of credit, SBA loans, commercial real estate loans, agribusiness loans, franchise lending, home equity lines of credit, and construction loans. Pacific Premier Bank offers commercial escrow services and facilitates 1031 Exchange transactions through its Commerce Escrow division. Pacific Premier Bank offers clients IRA custodial services through its Pacific Premier Trust division, which has over $18 billion of assets under custody and close to 31,000 client accounts comprised of self-directed investors, financial institutions, capital syndicators, and financial advisors. Additionally, Pacific Premier Bank provides nationwide customized banking solutions to Homeowners’ Associations and Property Management companies. Pacific Premier Bank is an Equal Housing Lender and Member FDIC.

Pacific Premier common stock is traded on NASDAQ under the symbol “PPBI.”

For more information about Pacific Premier, please visit Pacific Premier’s website at www.ppbi.com. The information provided on Pacific Premier’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Pacific Premier is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 160.

The Mergers and the Merger Agreement (pages 55 and 110)

The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time, in the merger, Merger Sub will merge with and into Pacific Premier, with Pacific Premier continuing as the surviving corporation in the merger. Immediately following the merger, in the second step merger, Pacific Premier will merge with and into Columbia, with Columbia as the surviving entity. Following the completion of the mergers, in the bank merger, Pacific Premier Bank, a wholly owned subsidiary of Pacific Premier, will merge with and into Umpqua Bank, a wholly owned subsidiary of Columbia, with Umpqua Bank as the surviving bank. After the effective time, (i) Pacific Premier will no longer be a public company, (ii) Pacific Premier common stock will be delisted from Nasdaq and will cease to be publicly traded, and (iii) Pacific Premier common stock will be deregistered under the Exchange Act. After second effective time, Columbia shareholders will continue to own their existing shares of Columbia common stock and Pacific Premier will cease to exist.

Merger Consideration (page 111)

Each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or their respective wholly owned subsidiaries, subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.9150 of a share of Columbia common stock. Pacific Premier stockholders who would otherwise be entitled to a fraction of a share of Columbia common stock will receive an amount in cash (rounded to the nearest cent) based on the Columbia closing share value.

Columbia common stock is listed on Nasdaq under the symbol “COLB,” and Pacific Premier common stock is listed on Nasdaq under the symbol “PPBI.” The following table shows the closing sale prices of Columbia common stock and Pacific Premier common stock as reported on Nasdaq, on April 22, 2025, the last trading day before the public announcement of the merger agreement, and on [ ], 2025, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of Pacific Premier common stock, which was calculated by multiplying the closing price of Columbia common stock on those dates by the exchange ratio of 0.9150 rounded to the nearest cent.

	Columbia Common Stock		Pacific Premier Common Stock		Implied Value of One Share of Pacific Premier Common Stock
April 22, 2025		$22.77		$19.71		$20.83
[ ], 202[ ]	$	[ ]	$	[ ]	$	[ ]

For more information on the exchange ratio, see the section entitled “The Mergers—Terms of the Mergers” beginning on page 55 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 111.

Treatment of Pacific Premier Equity Awards (page 98)

At the effective time:

•

Each Pacific Premier RSA that is outstanding and unvested immediately prior to the effective time will (i) if granted to a non-employee member of the Pacific Premier board of directors, be converted into the right to receive the merger consideration in respect of each share of Pacific Premier common stock subject to such Pacific Premier RSA immediately prior to the effective time, and (ii) if not granted to an individual in clause (i), be assumed and converted into a Columbia RSA based on the exchange ratio and will continue to be subject to the same terms and conditions as were applicable to the applicable Pacific Premier RSA immediately prior to the effective time;

•

Each Pacific Premier performance award will be assumed and converted into a Columbia RSU award, with the number of shares of Columbia common stock subject to each such Columbia RSU award equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier performance award immediately prior to the effective time based on target performance multiplied by (ii) the exchange ratio. Except as specifically provided in the merger agreement, each such Columbia RSU award will continue to be subject to the same terms and conditions as were applicable to the applicable Pacific Premier performance award immediately prior to the effective time; and

•

Each Pacific Premier option award, whether vested or unvested, will be cancelled and entitle the holder of such Pacific Premier option award to receive an amount in cash equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, multiplied by (ii) the excess, if any, of the cashout price of such Pacific Premier option award over the exercise price per share of the Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time.

Material U.S. Federal Income Tax Consequences of the Mergers (page 128)

The mergers, taken together, are intended to qualify as a “reorganization” for federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of Columbia and Pacific Premier receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, Pacific Premier stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Pacific Premier common stock for Columbia common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Columbia common stock. You should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.

For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 128.

The United States federal income tax consequences described above may not apply to all Pacific Premier stockholders. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.

Columbia’s Reasons for the Mergers; Recommendation of the Columbia Board of Directors (page 63)

After careful consideration, the Columbia board of directors, at a special meeting held on April 23, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the mergers and the Columbia share issuance, are advisable and fair to and in the best interests of Columbia and its shareholders and (ii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and the Columbia share issuance. Accordingly, the Columbia board of directors unanimously recommends that the Columbia shareholders vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal. For a more detailed discussion of the Columbia board of directors’ recommendation, see the section entitled “The Mergers—Columbia’s Reasons for the Mergers; Recommendation of the Columbia Board of Directors” beginning on page 63.

Opinion of Columbia’s Financial Advisor (page 69)

Piper Sandler & Co. (“PSC”) acted as financial advisor to Columbia in connection with the proposed merger. As part of its engagement, representatives of PSC attended the meeting of the Columbia board of directors held on April 23, 2025, at which the Columbia board of directors evaluated the proposed merger and the merger agreement. At this meeting, PSC reviewed the financial aspects of the proposed merger and provided its opinion that, as of such date, the exchange ratio was fair to Columbia from a financial point of view. The full text of PSC’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. Holders of Columbia common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

PSC’s opinion was directed to the Columbia board of directors in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Columbia as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement or the issuance of Columbia common stock in connection with the merger. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to Columbia and did not address the underlying business decision of Columbia to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Columbia or the effect of any other transaction in which Columbia might engage.

For more information, see the section entitled “The Mergers—Opinion of Columbia’s Financial Advisor” beginning on page 69 and Annex B to this joint proxy statement/prospectus.

Pacific Premier’s Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors (page 66)

After careful consideration, the Pacific Premier board of directors has (i) determined that the merger agreement and the transactions contemplated thereby, including the mergers, are advisable and fair and in the best interests of Pacific Premier and its stockholders, (ii) declared that it is advisable to enter into the merger agreement and (iii) unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the mergers. The Pacific Premier board of directors unanimously recommends that the Pacific Premier stockholders vote “FOR” the Pacific Premier merger proposal, “FOR” the Pacific Premier compensation proposal and “FOR” the Pacific Premier adjournment proposal.

For a more detailed discussion of the Pacific Premier board of directors’ recommendation, see “The Mergers—Pacific Premier’s Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors” beginning on page 66.

Opinion of Pacific Premier’s Financial Advisor (page 80)

In connection with the mergers, Pacific Premier’s financial advisor, Keefe, Bruyette & Woods, Inc. (“KBW”), delivered a written opinion, dated April 23, 2025, to the Pacific Premier board of directors as to the fairness, from a financial point of view and as of the date of KBW’s opinion, to the holders of Pacific Premier common stock of the exchange ratio in the merger. The full text of KBW’s opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the Pacific Premier board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion did not address the underlying business decision of Pacific Premier to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Pacific Premier board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Pacific Premier common stock or any shareholder of any other entity as to how to vote in connection with the mergers or any other matter.

For more information, see the section entitled “The Mergers—Opinion of Pacific Premier’s Financial Advisor” beginning on page 80 and Annex C to this joint proxy statement/prospectus.

Interests of Certain Columbia Directors and Executive Officers in the Mergers (page 97)

Columbia’s directors and executive officers as of immediately prior to the effective time are expected to continue to serve as directors or executive officers, as applicable, of the surviving entity and the surviving bank following the effective time. Other than the foregoing, Columbia’s directors and executive officers do not have any interests in the mergers that may be different from, or in addition to, the interests of Columbia shareholders generally.

Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers (page 97)

In considering the recommendation of the Pacific Premier board of directors to vote “FOR” the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal,

Pacific Premier stockholders should be aware that Pacific Premier’s directors and executive officers have certain interests in the mergers that may be different from, or in addition to, the interests of Pacific Premier stockholders generally. These interests include, among others, the following:

•

each of Pacific Premier’s non-employee directors holds outstanding Pacific Premier restricted stock awards that automatically will be converted into the merger consideration at the effective time, as described under the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Treatment of Pacific Premier Equity Awards” beginning on page 98;

•

each of Pacific Premier’s executive officers holds outstanding Pacific Premier equity awards that will automatically be converted into corresponding Columbia equity awards based on the exchange ratio or cash, as described under the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Treatment of Pacific Premier Equity Awards” beginning on page 98;

•

certain of Pacific Premier’s executive officers are party to employment agreements or severance and change in control agreements that provide for severance payments and benefits in connection with a qualifying termination in connection with a change in control (including the mergers), as described under the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Pacific Premier Employment Agreements and Severance and Change in Control Agreements” beginning on page 98;

•

in order to incentivize the retention of certain of Pacific Premier’s employees, Pacific Premier’s annual bonus eligible employees, including its executive officers, are eligible to receive their annual bonus at target for the bonus year in which the merger occurs (pro-rated in the case of certain employment terminations), subject to the satisfaction of certain terms and conditions, as described under the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers —Annual Cash Bonuses” beginning on page 100;

•

Steven R. Gardner and Edward E. Wilcox are party to salary continuation agreements that provide for cash payments in connection with a qualifying termination following a change in control, as described under the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Salary Continuation Agreements with Steven R. Gardner and Edward E. Wilcox” beginning on page 101;

•

Mr. Gardner is party to a change in control bonus agreement that provides for a cash bonus upon the closing of the mergers (subject to the satisfaction of certain terms and conditions), as described below under “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Change in Control Bonus Agreement with Steven R. Gardner” on page 101;

•

Mr. Gardner is expected to enter into a consulting agreement with Columbia pursuant to which, subject to the completion of the mergers, he will serve as an advisor to the surviving entity for one year following the effective time;

•

the agreement of Columbia to honor indemnification obligations, as well as to maintain liability insurance, for Pacific Premier directors and officers, with respect to any facts or events occurring at or before the effective time, each for a period of six years following the mergers, subject to the terms of the merger agreement; and

•

pursuant to the terms of the merger agreement, Columbia has agreed that, at the effective time, three legacy Pacific Premier directors mutually agreed to by Columbia and Pacific Premier, will become members of the board of directors of Columbia and the board of directors of Umpqua Bank, one of whom is expected to be Pacific Premier’s Chairman, President and Chief Executive Officer, Steven R. Gardner.

The Pacific Premier board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Pacific Premier stockholders vote to approve the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal. For more information, see “The Mergers—Background of the Mergers” beginning on page 55 and “The Mergers—Pacific Premier’s Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors” beginning on page 66. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers” beginning on page 97.

Governance of Columbia and Umpqua Bank Following the Mergers (page 105)

At the effective time, three legacy Pacific Premier directors mutually agreed to by Columbia and Pacific Premier, will become members of the board of directors of Columbia and the board of directors of Umpqua Bank, one of whom is expected to be Pacific Premier’s Chairman, President and Chief Executive Officer, Steven R. Gardner. Maria M. Pope, the current Chair of the Columbia board of directors and the Umpqua Bank board of directors, will continue to serve as the Chair of the Columbia board of directors and the Umpqua Bank board of directors and each of the members of the Columbia and Umpqua Bank boards of directors as of immediately prior to the mergers and the bank merger will continue to serve on the Columbia and Umpqua Bank boards of directors.

Clint E. Stein will continue to serve as President and Chief Executive Officer of Columbia and Chief Executive Officer of Umpqua Bank and each of the executive officers of Columbia and Umpqua Bank as of immediatly prior to the mergers and the bank merger will continue to serve in the same positions of Columbia and Umpqua Bank following the mergers and the bank merger.

Regulatory Approvals (page 105)

Subject to the terms of the merger agreement, Columbia and Pacific Premier have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and, in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within 30 calendar days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the mergers, the bank merger and the other transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or governmental entities. These approvals include, among others, the approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Federal Deposit Insurance Corporation (the “FDIC”), and the Oregon Department of Consumer and Business Services, Division of Financial Regulation (the “ODCBS”). The initial submission of these regulatory applications occurred on May 9, 2025. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.

Although neither Columbia nor Pacific Premier knows of any reason why it cannot obtain these regulatory approvals in a timely manner, Columbia and Pacific Premier cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger.

Expected Timing of the Mergers

Neither Columbia nor Pacific Premier can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. Columbia must first obtain the requisite Columbia shareholder approval and Pacific Premier must first obtain the requisite Pacific Premier stockholder approval. Columbia and Pacific Premier must also obtain the requisite regulatory approvals and satisfy certain other closing conditions. Columbia and Pacific Premier expect the merger to be completed promptly once Columbia has obtained the requisite Columbia shareholder approval, Pacific Premier has obtained the requisite Pacific Premier stockholder, the requisite regulatory approvals have been obtained and other closing conditions are satisfied. The second step merger is expected to be completed immediately following the completion of the merger.

Conditions to Complete the Merger (page 123)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived. These conditions include:

•

the requisite Columbia shareholder approval and the requisite Pacific Premier stockholder approval having been obtained. See the section entitled “The Merger Agreement—Shareholder and Stockholder Meetings and Recommendations of Columbia’s and Pacific Premier’s Boards of Directors” beginning on page 121 for additional information regarding the requisite Columbia shareholder approval and the requisite Pacific Premier stockholder approval;

•

Columbia having filed a notification of listing of additional shares in respect of the Columbia common stock to be issued in the merger in accordance with Nasdaq’s rules, and no further action being required to authorize for listing such shares of Columbia common stock;

•

all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without any such requisite regulatory approval having resulted in the imposition of any materially burdensome regulatory condition. See the section entitled “The Mergers—Regulatory Approvals” beginning on page 105 for additional information regarding the “requisite regulatory approvals” and the meaning of a “materially burdensome regulatory condition”;

•

the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of any stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement being in effect;

•

the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate dated as of the closing date signed on behalf of the other party by its chief executive officer or its chief financial officer to the foregoing effect);

•

the performance by the other party in all material respects of the obligations required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party of a certificate signed on behalf of the other party by its chief executive officer or its chief financial officer to the foregoing effect); and

•

receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions described or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Columbia nor Pacific Premier can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement (page 124)

The merger agreement can be terminated at any time prior to the effective time, whether before or after receipt of the requisite Pacific Premier stockholder approval or the requisite Columbia shareholder approval, in the following circumstances:

•	by mutual written consent of Columbia and Pacific Premier;

•

by either Columbia or Pacific Premier if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the mergers or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•

by either Columbia or Pacific Premier if the merger has not been completed on or before April 23, 2026 (which may be automatically extended to July 23, 2026 in certain circumstances set forth in the merger agreement for purposes of obtaining the requisite regulatory approvals) (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements set forth in the merger agreement;

•

by either Columbia or Pacific Premier (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Pacific Premier, in the case of a termination by Columbia, or on the part of Columbia or Merger Sub, in the case of a termination by Pacific Premier, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such party’s representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by Pacific Premier prior to such time as the requisite Columbia shareholder approval is obtained, if (i) Columbia or the Columbia board of directors has made a recommendation change or (ii) Columbia or the Columbia board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the Columbia board of directors’ recommendation. See the section entitled “The Merger Agreement—Shareholder and Stockholder Meetings and Recommendations of Columbia’s and Pacific Premier’s Boards of Directors” beginning on page 121 for additional information regarding the meaning of a “recommendation change”; or

•

by Columbia prior to such time as the requisite Pacific Premier stockholder approval is obtained, if (i) Pacific Premier or the Pacific Premier board of directors has made a recommendation change or (ii) Pacific Premier or the Pacific Premier board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the Pacific Premier board recommendation. See the section entitled “The Merger

Agreement—Shareholder and Stockholder Meetings and Recommendations of Columbia’s and Pacific Premier’s Boards of Directors” beginning on page 121 for additional information regarding the meaning of a “recommendation change.”

Termination Fee (page 125)

If the merger agreement is terminated by either Columbia or Pacific Premier under certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendations of Columbia’s or Pacific Premier’s respective boards, Columbia or Pacific Premier will be required to pay a termination fee to the other party equal to $75 million.

Accounting Treatment of the Mergers (page 108)

The mergers will be accounted for as an acquisition of Pacific Premier by Columbia under the acquisition method of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”).

The Rights of Pacific Premier Stockholders Will Change as a Result of the Merger (page 143)

Upon completion of the merger, the rights of former Pacific Premier stockholders who receive shares of Columbia common stock in the merger and who thereby become Columbia shareholders will be governed by the Columbia articles and the Columbia bylaws. The rights associated with Pacific Premier common stock are different from the rights associated with Columbia common stock. In addition, the rights of shareholders under Washington law, where Columbia is organized, may differ from the rights of stockholders under Delaware law, where Pacific Premier is organized. See the section entitled “Comparison of the Rights of Columbia Shareholders and Pacific Premier Stockholders” on page 143 for a discussion of the different rights associated with Pacific Premier common stock and Columbia common stock.

Listing of Columbia Common Stock; Delisting and Deregistration of Pacific Premier Common Stock (page 108)

The shares of Columbia common stock to be issued in the merger will be listed for trading on Nasdaq. Following the mergers, shares of Columbia common stock will continue to be traded on Nasdaq. In addition, following the merger, Pacific Premier common stock will be delisted from Nasdaq and deregistered under the Exchange Act.

The Columbia Virtual Special Meeting (page 40)

The Columbia special meeting will be held virtually via the internet on [   ], 2025 at [  ], Pacific Time. At the Columbia special meeting, Columbia shareholders will be asked to vote on the following matters:

•	the Columbia share issuance proposal; and

•	the Columbia adjournment proposal.

You may vote at the Columbia special meeting if you owned shares of Columbia common stock at the close of business on [  ], 2025. As of [   ], 2025, there were [   ] shares of Columbia common stock outstanding, of which less than [  ]% were owned and entitled to be voted by Columbia directors and executive officers and their affiliates. We currently expect that Columbia’s directors and executive officers will vote their shares in favor of the Columbia share issuance proposal and the Columbia adjournment proposal, although none of them has entered into any agreements obligating them to do so.

The Columbia share issuance proposal will be approved if the number of votes cast favoring the Columbia share issuance proposal exceeds the number of votes cast opposing the Columbia share issuance proposal at the Columbia special meeting. If a Columbia shareholder present at the Columbia special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on such proposal. If a Columbia shareholder does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.

The Columbia adjournment proposal will be approved if the number of votes cast favoring the Columbia adjournment proposal exceeds the number of votes cast opposing the Columbia adjournment proposal at the Columbia special meeting, whether or not a quorum is present. If a Columbia shareholder present at the Columbia special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the no effect on such proposal. If a Columbia shareholder does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, it will have the no effect on such proposal.

The Pacific Premier Virtual Special Meeting (page 46)

The Pacific Premier special meeting will be held virtually via the internet on [   ], 2025 at [  ], Pacific Time. At the Pacific Premier special meeting, Pacific Premier stockholders will be asked to vote on the following matters:

•	the Pacific Premier merger proposal;

•	the Pacific Premier compensation proposal; and

•	the Pacific Premier adjournment proposal.

You may vote at the Pacific Premier special meeting if you owned shares of Pacific Premier common stock at the close of business on [   ], 2025. As of [   ], 2025, there were [   ] shares of Pacific Premier common stock outstanding, of which less than [  ]% were owned and entitled to be voted by Pacific Premier directors and executive officers and their affiliates. We currently expect that Pacific Premier’s directors and executive officers will vote their shares in favor of the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Approval of the Pacific Premier merger proposal requires approval by the majority of the outstanding shares of Pacific Premier common stock entitled to vote on the merger agreement. If a Pacific Premier stockholder present at the Pacific Premier special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Pacific Premier merger proposal. If a Pacific Premier stockholder is not present at the Pacific Premier special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” the Pacific Premier merger proposal.

Approval of the Pacific Premier compensation proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting. If a Pacific Premier stockholder present at the Pacific Premier special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on such proposal. If a Pacific Premier stockholder is not present at the Pacific Premier special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the vote count for such proposal.

Approval of the Pacific Premier adjournment proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting, whether or not a quorum is present. If a Pacific Premier stockholder present at the Pacific Premier special meeting abstains from voting, or responds by proxy with an “ABSTAIN,” it will have no effect on such proposal. If a Pacific Premier stockholder does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.

Appraisal or Dissenters’ Rights in Connection with the Mergers (page 108)

Columbia shareholders are not entitled to dissenters’ rights under the WBCA, and Pacific Premier stockholders are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Mergers—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 108.

Risk Factors (page 31)

In evaluating the merger agreement, the mergers or the issuance of shares of Columbia common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 31.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to Columbia’s and Pacific Premier’s beliefs, goals, intentions, plans, projections and expectations regarding the mergers, revenues, earnings, loan production, asset quality, and capital levels, among other matters; Columbia’s and Pacific Premier’s estimates of future costs and benefits of the actions they may take; Columbia’s and Pacific Premier’s assessments of probable losses on loans; Columbia’s and Pacific Premier’s assessments of interest rate and other market risks; Columbia’s and Pacific Premier’s ability to achieve their respective or joint financial and other strategic goals; the expected timing of completion of the mergers; the expected cost savings, synergies and other anticipated benefits from the mergers; and other statements that are not historical facts.

Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “goal,” “estimate,” “continue,” “plan,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “can,” “could,” “may,” or “might” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about Columbia’s and Pacific Premier’s businesses, beliefs of Columbia’s and Pacific Premier’s managements and assumptions made by Columbia’s and Pacific Premier’s managements. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“future factors”), which are difficult to predict, change over time, and are often beyond the control of Columbia and Pacific Premier. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

While there is no assurance that any list of future factors is complete, in addition to the factors relating to the mergers discussed under the section entitled “Risk Factors” and the risk factors previously discussed in Columbia’s and Pacific Premier’s reports filed with the SEC, which could cause actual results to differ materially from those contained or implied in the forward-looking statements, below are certain future factors, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the outcome of any legal proceedings that may be instituted against Columbia or Pacific Premier;

•

the possibility that the requisite regulatory, shareholder, stockholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that requisite regulatory approvals may result in the imposition of conditions that could adversely affect Columbia as the surviving entity or the expected benefits of the mergers);

•	the possibility that the mergers will not close when expected or at all for any other reason;

•	the ability of Columbia and Pacific Premier to meet expectations regarding the timing, completion and accounting and tax treatments of the mergers;

•	the risk that any announcements relating to the mergers could have adverse effects on the market price of the common stock of either Columbia or Pacific Premier;

•

the possibility that the anticipated benefits of the mergers will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Columbia and Pacific Premier do business;

•	certain restrictions during the pendency of the mergers that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

•	the possibility that the transactions contemplated by the merger agreement may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	the possibility that the parties may be unable to retain key Columbia or Pacific Premier personnel successfully;

•

the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the mergers within the expected time frames or at all and to successfully integrate Pacific Premier’s operations into those of Columbia;

•	such integration may be more difficult, time consuming, or costly than expected;

•	revenues following the mergers may be lower than expected;

•	Columbia’s and Pacific Premier’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;

•	the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the mergers;

•

effects of the announcement, pendency or completion of the mergers on the ability of Columbia and Pacific Premier to retain customers and retain and hire key personnel and maintain relationships with their suppliers and other business partners, and on their operating results and businesses generally;

•

risks related to the potential impact of general economic, political, industry and market factors, including the impact of proposed or imposed tariffs by the U.S. government and retaliatory tariffs proposed or imposed by U.S. trading partners and the risk of any recession or slowdown in economic growth, particularly in the western United States, on the parties or the mergers and other factors that may affect future results of Columbia and Pacific Premier;

•	uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of continued or renewed inflation;

•	volatility and disruptions in global or national capital, currency, and credit markets;

•	the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks;

•

the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory reforms, as well as those involving the Federal Reserve Board, the FDIC, and the Consumer Financial Protection Bureau; and

•

other changes in legislation, regulation, policies or administrative practices, whether by judicial, governmental or legislative action and other changes pertaining to banking, securities, taxation and financial accounting and reporting, environmental protection and insurance, and the ability to comply with such changes in a timely manner.

For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, Columbia and Pacific Premier claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform

Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither Columbia nor Pacific Premier undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that Columbia and Pacific Premier have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 160.

Columbia and Pacific Premier expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, or incorporated in this joint proxy statement/prospectus.

RISK FACTORS

An investment by Pacific Premier’s stockholders in Columbia common stock as a result of the exchange of shares of Pacific Premier common stock for shares of Columbia common stock in the merger involves certain risks. Similarly, a decision on the part of Columbia shareholders to approve the Columbia share issuance also involves risks for Columbia shareholders, who will continue to hold their shares of Columbia common stock after the mergers. Certain material risks and uncertainties connected with the merger agreement and transactions contemplated thereby, including the mergers and bank merger, and ownership of Columbia common stock are discussed below. In addition, Columbia and Pacific Premier have discussed certain other material risks connected with the ownership of Columbia common stock and with Columbia’s business, and with the ownership of Pacific Premier common stock and Pacific Premier’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus.

Columbia shareholders and Pacific Premier stockholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference in this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the Columbia special meeting or the Pacific Premier special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference may adversely affect the value of Columbia common stock that you, as an existing Columbia shareholder, currently hold or that you, as an existing Pacific Premier stockholder, will hold upon consummation of the merger, and could result in a significant decline in the value of Columbia common stock and cause Columbia shareholders and/or Pacific Premier stockholders to lose all or part of the value of their respective investments in Columbia common stock.

Risks Relating to the Consummation of the Mergers and Columbia Following the Mergers

Because the market price of Columbia common stock may fluctuate prior to the effective time, including as a result of Pacific Premier’s financial performance prior to the effective time, stockholders cannot be certain of the market value of the merger consideration to be received by Pacific Premier stockholders.

In the merger, each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or their respective wholly owned subsidiaries, subject to certain exceptions set forth in the merger agreement), will be converted into 0.9150 of a share of Columbia common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either Columbia common stock or Pacific Premier common stock. Changes in the price of Columbia common stock between now and the effective time will affect the value that Pacific Premier stockholders will receive in the merger. Neither Columbia nor Pacific Premier is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of Columbia common stock or Pacific Premier common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Columbia’s and Pacific Premier’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of Columbia, Pacific Premier and other banking companies, the effects of proposed or imposed tariffs by the U.S. government and retaliatory tariffs proposed or imposed by U.S. trading partners and the risk of any recession or slowdown in economic growth, particularly in the western United States, and regulatory considerations and tax laws, many of which are beyond Columbia’s and Pacific Premier’s control. Therefore, at the time of the Columbia special meeting and the Pacific Premier special meeting, Columbia shareholders and Pacific Premier stockholders will not know the market value of the merger consideration that Pacific Premier stockholders will receive at the effective time. You should obtain current market quotations for shares of Columbia common stock (Nasdaq trading symbol COLB) and for shares of Pacific Premier common stock (Nasdaq trading symbol PPBI).

The market price of Columbia common stock after the mergers may be affected by factors different from those currently affecting the shares of Columbia common stock or Pacific Premier common stock.

As a result of the merger, Pacific Premier stockholders will become Columbia shareholders. Columbia’s business differs from that of Pacific Premier and certain adjustments may be made to Columbia’s business as a result of the mergers. Accordingly, the results of operations of Columbia and the market price of Columbia common stock after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of Columbia and Pacific Premier. For a discussion of the businesses of Columbia and Pacific Premier and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus.

The opinion delivered by PSC to the Columbia board of directors and the opinion delivered by KBW to the Pacific Premier board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the date of the opinions.

The opinion of PSC, Columbia’s financial advisor, to the Columbia board of directors, was delivered on and dated April 23, 2025, and the opinion of KBW, Pacific Premier’s financial advisor, to the Pacific Premier board of directors, was delivered on and dated April 23, 2025. Changes in the operations and prospects of Columbia or Pacific Premier, general market and economic conditions and other factors which may be beyond the control of Columbia and Pacific Premier, including the ongoing effects of proposed or imposed tariffs by the U.S. government and retaliatory tariffs proposed or imposed by U.S. trading partners and the risk of any recession or slowdown in economic growth, particularly in the western United States, on such market and economic conditions, and the market prices of Columbia common stock and Pacific Premier common stock, may have altered the value of Columbia or Pacific Premier or the prices of shares of Columbia common stock and Pacific Premier common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.

Columbia and Pacific Premier are expected to incur substantial costs related to the mergers and integration, and these costs may be greater than anticipated due to unexpected events.

Columbia and Pacific Premier have incurred and expect to incur a number of significant non-recurring costs associated with the mergers. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either Columbia or Pacific Premier regardless of whether or not the mergers are completed.

In addition, Columbia will incur integration costs following the completion of the mergers as Columbia and Pacific Premier integrate their businesses, including facilities and systems consolidation costs and employment-related costs. Columbia and Pacific Premier may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While Columbia and Pacific Premier have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in Columbia taking charges against earnings following the completion of the mergers, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.

Combining Columbia and Pacific Premier may be more difficult, costly or time-consuming than expected, and Columbia and Pacific Premier may fail to realize the anticipated benefits of the mergers.

The success of the mergers will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of Columbia and Pacific Premier. To realize the anticipated benefits and cost savings from the mergers, Columbia and Pacific Premier must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized without adversely affecting current revenues and future growth. If Columbia and Pacific Premier are not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the mergers could be less than anticipated, and integration may result in additional and unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of Columbia following the completion of the mergers, which may adversely affect the value of the common stock of Columbia following the completion of the mergers.

Columbia and Pacific Premier have operated and, until the effective time, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on each of Columbia and Pacific Premier during this transition period and for an undetermined period after completion of the mergers on Columbia.

The future results of Columbia following the completion of the mergers may suffer if Columbia does not effectively manage its expanded operations.

Following the mergers, the size of the business of Columbia will increase beyond the current size of either Columbia’s or Pacific Premier’s business. Columbia’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. Columbia may also face increased scrutiny from governmental entities as a result of the increased size of its business. There can be no assurances that Columbia will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the mergers.

Columbia may be unable to retain legacy Columbia or Pacific Premier personnel successfully after the completion of the mergers.

The success of the mergers will depend in part on Columbia’s ability to retain the talent and dedication of key employees currently employed by Pacific Premier. It is possible that these employees may decide not to remain with Pacific Premier while the mergers are pending or after the completion of the mergers. If Columbia and Pacific Premier are unable to retain key employees, including management, who are critical to the successful integration and future operations of Columbia following the mergers, Columbia and Pacific Premier could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the completion of the mergers, if key employees terminate their employment, Columbia’s business activities following the mergers may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause Columbia’s business following the mergers to suffer. Columbia and Pacific Premier also may not be able to locate or retain suitable replacements for key employees.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on Columbia following the mergers.

Before the mergers and the bank merger may be completed, various approvals, consents and non-objections must be obtained from the Federal Reserve Board, the FDIC, the ODCBS and other regulatory authorities in the United States. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under the section entitled “The Mergers—Regulatory Approvals” beginning on page 105. These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.

The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of Columbia’s business following the mergers or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of Columbia following the mergers or otherwise reducing the anticipated benefits of the mergers if the mergers were consummated successfully within the expected time frame. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the mergers. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or governmental entity of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.

In addition, neither Columbia nor Pacific Premier, nor any of their respective subsidiaries, is required or (without the written consent of the other party) is permitted, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a “material adverse effect” (as defined in the merger agreement) on Columbia and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of Columbia after the mergers may differ materially.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Columbia’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record the Pacific Premier identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of Pacific Premier as of the closing date. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.

The prospective financial information presented in this joint proxy statement/prospectus is based on various assumptions and may not be realized.

While presented with numeric specificity, there can be no assurance that the prospective financial information presented in this joint proxy statement/prospectus will be realized, and actual results may vary materially from those shown in the prospective financial information. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. The prospective financial information and the assumptions underlying the prospective financial information reflect numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Columbia and Pacific Premier operate. For more information, see the section entitled “The Mergers— Certain Unaudited Prospective Financial Information” beginning on page 93.

Certain of Pacific Premier’s directors and executive officers may have interests in the mergers that may differ from, or are in addition to, the interests of Columbia shareholders and Pacific Premier stockholders.

Columbia shareholders and Pacific Premier stockholders should be aware that some of Pacific Premier’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of Pacific Premier stockholders. These interests and arrangements may create potential conflicts of interest. The Pacific Premier board of directors was aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that Pacific Premier stockholders vote to approve the Pacific Premier merger proposal, the Pacific Premier compensation proposal, and the Pacific Premier adjournment proposal.

If the requisite approval of Columbia shareholders or Pacific Premier stockholders is not obtained, or other conditions to the closing of the merger are not met, the merger agreement may be terminated in accordance with its terms and the mergers may not be completed.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) the approval by Columbia shareholders of the Columbia share issuance proposal and the approval by Pacific Premier stockholders of the Pacific Premier merger proposal; (ii) Columbia’s filing of a notification of listing of additional shares in respect of the Columbia common stock to be issued in the merger in accordance with Nasdaq’s rules, and no further action being required to authorize such additional shares of Columbia common stock for listing; (iii) the receipt of requisite regulatory approvals, including the approval of the Federal Reserve Board, the FDIC and the ODCBS; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the completion of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement and (c) the receipt by each party of an opinion from its counsel to the effect that the mergers, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Code.

These conditions to the closing of the merger may not be fulfilled in a timely manner or at all, and, accordingly, the mergers may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite Columbia shareholder approval and Pacific Premier stockholder approval, or Columbia or Pacific Premier may elect to terminate the merger agreement in certain other circumstances.

Failure to complete the mergers could negatively impact Columbia or Pacific Premier.

If the mergers are not completed for any reason, including as a result of Columbia shareholders’ failure to approve the Columbia share issuance proposal or Pacific Premier stockholders’ failure to approve the Pacific Premier merger proposal, there may be various adverse consequences and Columbia and/or Pacific Premier may experience negative reactions from the financial markets and from their respective customers and employees. For example, Columbia’s or Pacific Premier’s respective businesses may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of completing the mergers. Additionally, if the merger agreement is terminated, the market price of Columbia common stock or Pacific Premier common stock could decline to the extent that current market prices reflect a market assumption that the mergers will be beneficial and will be completed. Columbia and/or Pacific Premier also could be subject to litigation related to any failure to complete the mergers or to proceedings commenced against Columbia and/or Pacific Premier to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, either Columbia or Pacific Premier may be required to pay a termination fee of $75 million to the other party.

Additionally, each of Columbia and Pacific Premier has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the mergers. If the mergers are not completed, Columbia and Pacific Premier would have to pay some of these expenses without realizing the expected benefits of the mergers.

Columbia and Pacific Premier will be subject to business uncertainties and contractual restrictions while the mergers are pending.

Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on Columbia and Pacific Premier. These uncertainties may impair Columbia’s or Pacific Premier’s ability to attract, retain and motivate key personnel until the mergers are completed, and could cause customers and others that deal with Columbia or Pacific Premier to seek to change existing business relationships with Columbia or Pacific Premier. In addition, subject to certain exceptions, Columbia and Pacific Premier have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent Columbia and/or Pacific Premier from pursuing attractive business opportunities that may arise prior to the completion of the mergers.

The announcement of the proposed mergers could disrupt Columbia’s and Pacific Premier’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.

Whether or not the mergers are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the mergers on Columbia’s and Pacific Premier’s business include the following:

•	their employees may experience uncertainty about their future roles, which might adversely affect Columbia’s and Pacific Premier’s ability to retain and hire key personnel and other employees;

•

customers, suppliers, business partners and other parties with which Columbia and Pacific Premier maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with Columbia and Pacific Premier or fail to extend existing relationships with Columbia and Pacific Premier; and

•

Columbia and Pacific Premier have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed mergers.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

The merger agreement limits Columbia’s and Pacific Premier’s respective abilities to pursue alternatives to the mergers and may discourage other companies from trying to acquire Columbia or Pacific Premier.

The merger agreement contains “no shop” covenants that restrict each of Columbia’s and Pacific Premier’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, or have or participate in any discussions with any person relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, which could result in a $75 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of Columbia or Pacific Premier from considering or making that acquisition proposal.

The shares of Columbia common stock to be received by Pacific Premier stockholders as a result of the merger will have different rights from the shares of Pacific Premier common stock.

Upon completion of the merger, the rights of former Pacific Premier stockholders who receive shares of Columbia common stock in the merger and thereby become Columbia shareholders will be governed by the Columbia articles and the Columbia bylaws. The rights associated with Pacific Premier common stock are different from the rights associated with Columbia common stock. In addition, the rights of shareholders under Washington law, where Columbia is organized, may differ from the rights of stockholders under Delaware law, where Pacific Premier is organized. See the section entitled “Comparison of the Rights of Columbia Shareholders and Pacific Premier stockholders.”

Columbia has various provisions in the Columbia articles that could impede a takeover of Columbia.

The Columbia articles contain provisions providing for, among other things, preferred stock, supermajority approval of certain business transactions, and consideration of non-monetary factors in evaluating a takeover offer. Although these provisions were not adopted for the express purpose of preventing or impeding the takeover of Columbia, without the approval of the Columbia board of directors, such provisions may have that effect. Such provisions may prevent former Pacific Premier stockholders who receive shares of Columbia common stock in the merger from taking part in a future transaction in which such shareholders could realize a premium over the current market price of Columbia common stock.

Each Columbia shareholder or Pacific Premier stockholder will have a reduced ownership and voting interest in Columbia after the consummation of the mergers than the holder’s interest in Columbia or Pacific Premier individually, as applicable, prior to the consummation of the mergers and will exercise less influence over management.

Columbia shareholders and Pacific Premier stockholders currently have the right to vote in the election of the board of directors and on other matters affecting Columbia and Pacific Premier, respectively. When the mergers are completed, each Columbia shareholder and each Pacific Premier stockholder will become a Columbia shareholder, with a percentage ownership of the shares of common stock of Columbia following the mergers that is smaller than the holder’s percentage ownership of either shares of Columbia common stock or shares of Pacific Premier common stock individually, as applicable, prior to the consummation of the mergers. Based on the number of shares of Columbia common stock and Pacific Premier common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of Columbia common stock expected to be issued in the merger, we estimate that existing Columbia shareholders will own approximately 70% and former Pacific Premier stockholders will own approximately 30% of the common stock of Columbia following the completion of the mergers. Because of this, Pacific Premier stockholders may have less influence on the management and policies of Columbia than they now have on the management and policies of Pacific Premier, and Columbia shareholders may have less influence on the management and policies of Columbia after the closing of the mergers than they now have on the management and policies of Columbia.

Columbia shareholders and Pacific Premier stockholders will not have dissenters’ rights or appraisal rights in connection with the mergers or other matters to be voted on at the Columbia special meeting or the Pacific Premier special meeting.

Appraisal rights (also known as dissenters’ rights) are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Section 23B.13.020 of the WBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of certain corporate acts, including: certain mergers which require shareholder approval and which the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property which the shareholder is entitled to vote on; certain amendments to the articles of incorporation effecting a redemption or cancellation of the shareholders shares; any action taken pursuant to Section 23B.25.120 of the WBCA; any corporate action taken pursuant to a shareholder vote to the extent the bylaws or articles of incorporation provide that the shareholders are entitled to dissent and obtain payment for their shares; or certain conversions of a domestic corporation to a foreign corporation; consummation of a conversion of the corporation to another entity pursuant to Section 23B.09.010 of the WBCA.

Under the WBCA, Columbia shareholders will not be entitled to dissenters’ rights in connection with the mergers or other matters to be voted on at the Columbia special meeting because Columbia shareholders are not required to approve either the merger or the second step merger within the meaning of Section 23B.11A.020 of the WBCA. Accordingly, no dissenters’ rights are available to Columbia shareholders in connection with the mergers or other matters to be voted on at the Columbia special meeting.

Under Section 262 of the DGCL, stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depository receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depository receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depository receipts described above or any combination of the foregoing.

Because Pacific Premier common stock is listed on Nasdaq, a national securities exchange, and because Pacific Premier stockholders will receive in the mergers only shares of Columbia common stock, which will be publicly listed on Nasdaq upon the effective time, and cash in lieu of fractional shares, Pacific Premier stockholders will not be entitled to any appraisal rights in connection with the mergers.

Issuance of shares of Columbia common stock in connection with the mergers may adversely affect the market price of Columbia common stock.

In connection with the payment of the merger consideration, Columbia expects to issue approximately [  ] million shares of Columbia common stock to Pacific Premier stockholders. The issuance of these new shares of Columbia common stock may result in fluctuations in the market price of Columbia common stock, including a stock price decrease.

Shareholder litigation related to the mergers could prevent or delay the completion of the mergers, result in the payment of damages or otherwise negatively impact the business and operations of Columbia and Pacific Premier.

Shareholders of Columbia and/or stockholders of Pacific Premier may file lawsuits against Columbia, Pacific Premier and/or the directors or officers of either company in connection with the mergers. One of the conditions to the closing is that no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Columbia or Pacific Premier defendants from completing the mergers, the bank merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the consummation of the mergers and could result in significant costs to Columbia and/or Pacific Premier, including any cost associated with the indemnification of directors and officers of each company. Columbia and Pacific Premier may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the mergers, the bank merger or any other transactions contemplated by the merger agreement. Such litigation could have an adverse effect on the financial condition and results of operations of Columbia and Pacific Premier and could prevent or delay the completion of the mergers. There has not been any shareholder litigation against Columbia, or any stockholder litigation against Pacific Premier or the directors or officers of either company, but such litigation could be instigated.

Risks Relating to Columbia’s Business

You should read and consider risk factors specific to Columbia’s business that will also affect Columbia after the mergers. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024 and in any updates to those risk factors set forth in Columbia’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to Pacific Premier’s Business

You should read and consider risk factors specific to Pacific Premier’s business that will also affect Columbia after the mergers. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024 and in any updates to those risk factors set forth in Pacific Premier’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

THE COLUMBIA VIRTUAL SPECIAL MEETING

This section contains information for Columbia shareholders about the special meeting that Columbia has called to allow Columbia shareholders to consider and vote on the Columbia share issuance proposal and the Columbia adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Columbia special meeting, and a form of proxy card that the Columbia board of directors is soliciting for use by Columbia shareholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Columbia special meeting will be held virtually via the internet on [  ], 2025 at [  ], Pacific Time. Shareholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/COLB2025SM.

Matters to Be Considered

At the Columbia special meeting, Columbia shareholders will be asked to consider and vote on the following proposals:

•	the Columbia share issuance proposal; and

•	the Columbia adjournment proposal.

Recommendation of the Columbia Board of Directors

The Columbia board of directors unanimously recommends that you vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal. See the section entitled “The Mergers—Columbia’s Reasons for the Mergers; Recommendation of the Columbia Board of Directors” for a more detailed discussion of the Columbia board of directors’ recommendation.

Record Date and Quorum

The Columbia board of directors has fixed the close of business on [  ], 2025 as the record date for the determination of holders of Columbia common stock entitled to notice of, and to vote at, the Columbia special meeting. As of the Columbia record date, there were [  ] shares of Columbia common stock outstanding.

Holders of a majority of the outstanding shares of Columbia common stock entitled to vote at the Columbia special meeting must be present, either in attendance virtually via the Columbia special meeting website or by proxy, to constitute a quorum at the Columbia special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the Columbia special meeting via the Columbia special meeting website, your shares of Columbia common stock will not be counted towards a quorum. Abstentions are considered present for purposes of establishing a quorum.

Under the Columbia bylaws, even if less than a quorum, a majority of the shares represented at a meeting may adjourn the meeting from time to time without further notice.

At the Columbia special meeting, each share of Columbia common stock is entitled to one vote on all matters properly submitted to Columbia shareholders.

As of the close of business on the record date, Columbia directors and executive officers and their affiliates owned and were entitled to vote approximately [  ] shares of Columbia common stock, representing less than [  ]% of the outstanding shares of Columbia common stock. We currently expect that Columbia’s directors and executive officers will vote their shares in favor of the Columbia share issuance proposal and the Columbia adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Columbia special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Columbia special meeting. If your bank, broker, trustee or other nominee holds your shares of Columbia common stock in “street name,” such entity will vote your shares of Columbia common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

Columbia share issuance proposal:

Vote required: Approval of the Columbia share issuance proposal requires that the number of votes cast at the Columbia special meeting favoring the Columbia share issuance proposal exceeds the number of votes cast opposing the Columbia share issuance proposal. Approval of the Columbia share issuance proposal is a condition to the completion of the merger.

Effect of abstentions, broker non-votes, and failure to vote: If you are present at the Columbia special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the Columbia special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on such proposal.

Columbia adjournment proposal:

Vote required: Whether or not a quorum will be present at the Columbia special meeting, approval of the Columbia adjournment proposal requires that the number of votes cast favoring the Columbia adjournment proposal exceeds the number of votes cast opposing the Columbia adjournment proposal at the Columbia special meeting. Approval of the Columbia adjournment proposal is not a condition to the completion of the mergers.

Effect of abstentions, broker non-votes and failure to vote: If you are present at the Columbia special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the Columbia special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Attending the Virtual Special Meeting

The Columbia special meeting may be accessed via the Columbia special meeting website, where Columbia shareholders will be able to listen to the Columbia special meeting, submit questions and vote online. You are entitled to attend the Columbia special meeting via the Columbia special meeting website only if you were a shareholder of record at the close of business on the Columbia record date or you held your Columbia shares beneficially in the name of a bank, broker, trustee or other nominee as of the Columbia record date, or you hold a valid proxy for the Columbia special meeting.

If you are a record holder, you will be able to attend the Columbia special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/COLB2025SM and following the instructions. Please have your control number, which can be found on your proxy card, notice or email previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the

Columbia special meeting online, ask questions and vote during the meeting only if you obtain a legal proxy from the broker or other agent that holds your shares, giving you the right to vote the shares, by visiting www.virtualshareholdermeeting.com/COLB2025SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the meeting. Please review this information prior to the Columbia special meeting to ensure you have access.

See the section entitled “—Shares Held in Street Name” below for further information.

Proxies

A Columbia shareholder may vote by proxy or at the Columbia special meeting via the Columbia special meeting website. If you hold your shares of Columbia common stock in your name as a record holder, to submit a proxy, you, as a Columbia shareholder, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the internet, you must do so by [  ], Pacific Time, on the day before the Columbia special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Columbia special meeting.

Columbia requests that Columbia shareholders vote by telephone, via the internet or by completing and signing the accompanying proxy card and returning it to Columbia as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Columbia common stock represented by it will be voted at the Columbia special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

If you are a beneficial owner, you should check the instructions provided by your broker, bank, trustee or other nominee to determine whether you may vote by telephone or via the internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Columbia special meeting virtually via the Columbia special meeting website. Sending in your proxy card or voting by telephone or via the internet will not prevent you from voting your shares personally via the Columbia special meeting website at the meeting because you may revoke your proxy at any time before it is voted. See “—Revocability of Proxies” below for further information.

Shares Held in Street Name

If your shares are held in “street name” through a broker, bank, trustee or other nominee, you must instruct the broker, bank, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to Columbia.

Further, brokers, banks, trustees or other nominees who hold shares of Columbia common stock on behalf of their customers may not give a proxy to Columbia to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Columbia special meeting, including the Columbia share issuance proposal and the Columbia adjournment proposal.

Revocability of Proxies

If you directly hold shares of Columbia common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at the meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of Columbia;

•	signing and returning a proxy card that is dated and received on a later date;

•	attending the Columbia special meeting virtually and voting at the Columbia special meeting via the Columbia special meeting website; or

•	voting by telephone or the internet at a later time, before [ ], Pacific Time, on the day before the Columbia special meeting.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending the special meeting virtually and voting your shares via the Columbia special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance virtually at the Columbia special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Columbia after the vote will not affect the vote. Columbia’s corporate secretary’s mailing address is: Columbia Banking System, 1301 A Street, Tacoma, Washington 98402-4200. If the Columbia virtual special meeting is postponed or adjourned, it will not affect the ability of Columbia shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to Columbia shareholders residing at the same address, unless such Columbia shareholders have notified Columbia of their desire to receive multiple copies of the joint proxy statement/prospectus.

Columbia will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Columbia shareholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Columbia at Columbia Banking System, Inc., Attention: Investor Relations, 1301 A Street, Tacoma, WA 98402-4200, telephone (503) 727-4100.

Solicitation of Proxies

Columbia and Pacific Premier will each pay the expenses incurred by such party in connection with the printing and mailing of this joint proxy statement/prospectus. Columbia may also request banks, brokers, trustees and other intermediaries holding shares of Columbia common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other means of communication, advertisements and personal solicitation by the directors, officers or employees of Columbia. No additional compensation will be paid to our directors, officers or employees for solicitation.

Other Matters to Come Before the Columbia Special Meeting

Columbia management knows of no other business to be presented at the Columbia special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the Columbia board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Columbia’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations, Columbia Banking System, Inc., 1301 A Street, Tacoma, Washington 98402-4200, telephone (503) 727-4100.

COLUMBIA PROPOSALS

PROPOSAL 1: COLUMBIA SHARE ISSUANCE PROPOSAL

Columbia is asking the Columbia shareholders to approve the issuance of shares of Columbia stock in the merger as merger consideration to Pacific Premier stockholders pursuant to the merger agreement.

Pursuant to the merger agreement, Columbia will issue a total of approximately [  ] shares of Columbia common stock in connection with the consummation of the merger. Under Nasdaq Listing Rule 5635(a), a company listed on Nasdaq is required to obtain shareholder approval prior to the issuance of common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock of another company if the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock, or the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. If the merger is completed, the number of shares of Columbia common stock issued will exceed 20% of the Columbia common stock outstanding before such issuance. In this proposal, Columbia is asking Columbia shareholders to authorize the issuance of Columbia common stock in connection with the merger.

The approval of the Columbia share issuance proposal is a condition to the completion of the merger.

The Columbia board of directors unanimously recommends a vote “FOR” the Columbia share issuance proposal.

PROPOSAL 2: COLUMBIA ADJOURNMENT PROPOSAL

The Columbia special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Columbia common stock. If, at the Columbia special meeting, the number of shares of Columbia common stock present virtually or represented and voting in favor of the Columbia share issuance proposal is insufficient to approve the Columbia share issuance proposal, Columbia intends to move to adjourn the Columbia special meeting in order to enable the Columbia board of directors to solicit additional proxies for approval of the Columbia share issuance proposal. In that event, Columbia will ask Columbia shareholders to vote upon the Columbia adjournment proposal, but not the Columbia share issuance proposal.

In this proposal, Columbia is asking Columbia shareholders to authorize the holder of any proxy solicited by the Columbia board of directors, on a discretionary basis, to vote in favor of adjourning the Columbia special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Columbia shareholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the Columbia special meeting to approve the Columbia share issuance proposal or if necessary or appropriate to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Columbia common stock. Pursuant to the Columbia bylaws, the Columbia special meeting may be adjourned without further notice being given.

The approval of the Columbia adjournment proposal by Columbia shareholders is not a condition to the completion of the merger.

The Columbia board of directors unanimously recommends a vote “FOR” the Columbia adjournment proposal.

THE PACIFIC PREMIER VIRTUAL SPECIAL MEETING

This section contains information for Pacific Premier stockholders about the special meeting that Pacific Premier has called to allow Pacific Premier stockholders to consider and vote on the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the Pacific Premier special meeting and a form of proxy card that the Pacific Premier board of directors is soliciting for use by Pacific Premier stockholders at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Meeting

The Pacific Premier special meeting will be held virtually via the internet on [  ], 2025 at [  ], Pacific Time. Pacific Premier stockholders may participate in the virtual meeting by accessing http://www.virtualshareholdermeeting.com/PPBI2025SM.

Matters to Be Considered

At the Pacific Premier special meeting, Pacific Premier stockholders will be asked to consider and vote on the following proposals:

•	the Pacific Premier merger proposal;

•	the Pacific Premier compensation proposal; and

•	the Pacific Premier adjournment proposal.

A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A, and Pacific Premier stockholders are encouraged to read it carefully in its entirety.

Recommendation of the Pacific Premier Board of Directors

The Pacific Premier board of directors unanimously recommends that you vote “FOR” the Pacific Premier merger proposal, “FOR” the Pacific Premier compensation proposal and “FOR” the Pacific Premier adjournment proposal. See the section entitled “The Mergers—Pacific Premier Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors” for a more detailed discussion of the Pacific Premier board of directors’ recommendation.

Record Date and Quorum

The Pacific Premier board of directors has fixed the close of business on [  ], 2025 as the record date for the determination of holders of Pacific Premier common stock entitled to notice of and to vote at the Pacific Premier special meeting. As of the Pacific Premier record date, there were [  ] shares of Pacific Premier common stock outstanding.

Holders of a majority of the outstanding shares of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting must be present, either in attendance virtually via the Pacific Premier special meeting website or by proxy, to constitute a quorum at the Pacific Premier special meeting. Once a share of Pacific Premier common stock is represented at the Pacific Premier special meeting, it will be counted for the purpose of determining a quorum not only at the Pacific Premier special meeting but also at any adjournment or postponement of the Pacific Premier special meeting. In the event that a quorum is not present at the Pacific Premier special meeting, it is expected that the Pacific Premier special meeting will be adjourned or postponed.

Abstentions are considered present for the purpose of establishing a quorum.

Under the Pacific Premier bylaws, the chairman of the meeting or holders of a majority of the shares of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting, present in person, or by proxy, whether or not a quorum, may adjourn the meeting to a different time, date, or place.

At the Pacific Premier special meeting, each share of Pacific Premier common stock is entitled to one vote on all matters properly submitted to Pacific Premier stockholders.

As of the close of business on the record date, Pacific Premier directors and executive officers and their affiliates owned and were entitled to vote approximately [  ] shares of Pacific Premier common stock, representing [  ]% of the outstanding shares of Pacific Premier common stock. We currently expect that Pacific Premier’s directors and executive officers will vote their shares in favor of the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal, although none of them has entered into any agreements obligating them to do so.

Broker Non-Votes

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the Pacific Premier special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the Pacific Premier special meeting. If your bank, broker, trustee or other nominee holds your shares of Pacific Premier common stock in “street name,” such entity will vote your shares of Pacific Premier common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.

Vote Required; Treatment of Abstentions, Broker Non-Votes and Failure to Vote

Pacific Premier merger proposal:

Vote required: Approval of the Pacific Premier merger proposal requires the affirmative vote of a majority of the outstanding shares of Pacific Premier common stock entitled to vote on the merger agreement. Approval of the Pacific Premier merger proposal is a condition to the completion of the merger.

Effect of abstentions, broker non-votes and failure to vote: If you are present at the Pacific Premier special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have the same effect as a vote cast “AGAINST” the Pacific Premier merger proposal. If you are not present at the Pacific Premier special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” the Pacific Premier merger proposal.

Pacific Premier compensation proposal:

Vote required: Approval of the Pacific Premier compensation proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting. Approval of the Pacific Premier compensation proposal is not a condition to the completion of the mergers.

Effect of abstentions, broker non-votes and failure to vote: If you are present at the Pacific Premier special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the Pacific Premier special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on such proposal.

Pacific Premier adjournment proposal:

Vote required: Whether or not a quorum will be present at the meeting, approval of the Pacific Premier adjournment proposal requires the affirmative vote of the majority of the votes cast at the Pacific Premier special meeting by holders of Pacific Premier common stock entitled to vote at the Pacific Premier special meeting. Approval of the Pacific Premier adjournment proposal is not a condition to the completion of the mergers.

Effect of abstentions, broker non-votes and failure to vote: If you are present at the Pacific Premier special meeting and abstain from voting, or respond by proxy with an “ABSTAIN,” it will have no effect on such proposal. If you are not present at the Pacific Premier special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on such proposal.

Attending the Virtual Special Meeting

The Pacific Premier special meeting may be accessed via the Pacific Premier special meeting website, where Pacific Premier stockholders will be able to listen to the Pacific Premier special meeting, submit questions and vote online. You are entitled to attend the Pacific Premier special meeting via the Pacific Premier special meeting website only if you were a record holder at the close of business on the record date or you held your shares of Pacific Premier common stock beneficially in the name of a bank, broker, trustee or other nominee as of the record date, or you hold a valid proxy for the Pacific Premier special meeting.

If you are a record holder, you will be able to attend the Pacific Premier special meeting online, ask questions and vote during the meeting by visiting http://www.virtualshareholdermeeting.com/PPBI2025SM and following the instructions. Please have your 16-digit control number, which can be found on your proxy card, notice or email previously received, to access the Pacific Premier special meeting. If you are a beneficial owner, you also will be able to attend the Pacific Premier special meeting online, ask questions and vote during the Pacific Premier special meeting by visiting http://www.virtualshareholdermeeting.com/PPBI2025SM and following the instructions. Please have your 16-digit control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the Pacific Premier special meeting to ensure you have access. See the section entitled “—Shares Held in Street Name” below for further information.

Proxies

A Pacific Premier stockholder may vote by proxy or at the Pacific Premier special meeting via the Pacific Premier special meeting website. If you hold your shares of Pacific Premier common stock in your name as a record holder, to submit a proxy, you, as a Pacific Premier stockholder, may use one of the following methods:

•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;

•	via the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or

•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the internet, you must do so by [ ] Pacific Time, on the day before the Pacific Premier special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the Pacific Premier special meeting.

Pacific Premier requests that Pacific Premier stockholders vote as soon as possible by telephone, via the internet or by completing and signing the accompanying proxy card and returning it to Pacific Premier in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of Pacific Premier common stock represented by it will be voted at the Pacific Premier special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the Pacific Premier merger proposal, “FOR” the Pacific Premier compensation proposal and “FOR” the Pacific Premier adjournment proposal.

If you are a beneficial owner, you should check the instructions provided by your broker, bank, trustee or other nominee to determine whether you may vote by telephone or via the internet.

Shares Held in Street Name

If you do not attend the Pacific Premier special meeting and wish to vote, you must instruct your bank, broker, trustee or other nominee on how to vote your shares. Your bank, broker, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your bank, broker, trustee or other nominee. You may not vote shares held in “street name” by returning a proxy card directly to Pacific Premier.

Further, banks, brokers, trustees or other nominees who hold shares on behalf of their customers may not give a proxy to Pacific Premier to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the Pacific Premier special meeting, including the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the Pacific Premier special meeting virtually via the Pacific Premier special meeting website. Sending in your proxy card or voting by telephone or via the internet will not prevent you from voting your shares personally via the Pacific Premier special meeting website at the Pacific Premier special meeting because you may subsequently revoke your proxy. See the section entitled “—Revocability of Proxies” below for further information.

Revocability of Proxies

If you directly hold shares of Pacific Premier common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the Pacific Premier special meeting. You can do this by:

•

submitting a written statement that you would like to revoke your proxy to the corporate secretary of Pacific Premier, whose mailing address is 17901 Von Karman Avenue, Suite 1200, Irvine, California 92614;

•	signing and returning a proxy card that is dated and received on a later date;

•	attending the Pacific Premier special meeting virtually and voting at the Pacific Premier special meeting via the Pacific Premier special meeting website; or

•	voting by telephone or the internet at a later time, before [ ] Pacific Time, on the day before the Pacific Premier special meeting.

If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:

•	contacting your bank, broker, trustee or other nominee; or

•

attending the Pacific Premier special meeting virtually and voting your shares via the Pacific Premier special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance virtually at the Pacific Premier special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by Pacific Premier after the vote will not affect the vote at the Pacific Premier special meeting. If the Pacific Premier special meeting is postponed or adjourned, it will not affect the ability of Pacific Premier stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Delivery of Proxy Materials

As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to Pacific Premier stockholders residing at the same address, unless such Pacific Premier stockholders have notified Pacific Premier of their desire to receive multiple copies of the joint proxy statement/prospectus.

Pacific Premier will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any Pacific Premier stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Pacific Premier’s proxy solicitor, D.F. King & Co., by calling toll-free at (800) 249-7148, or for banks and brokers, by email at ppbi@dfking.com.

Solicitation of Proxies

Columbia and Pacific Premier will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, Pacific Premier has retained D.F. King & Co., for a fee of $17,500 plus reimbursement of certain costs and expenses incurred in connection with the solicitation. Pacific Premier and its proxy solicitor may also request banks, brokers, trustees and other intermediaries holding shares of Pacific Premier common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Pacific Premier. No additional compensation will be paid to Pacific Premier’s directors, officers or employees for solicitation.

You should not send in any Pacific Premier stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to Pacific Premier stockholders as soon as practicable after completion of the mergers.

Other Matters to Come Before the Pacific Premier Special Meeting

Pacific Premier management knows of no other business to be presented at the Pacific Premier special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the Pacific Premier board of directors’ recommendations.

Assistance

If you need assistance in completing your proxy card, have questions regarding Pacific Premier’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Pacific Premier’s Investor Relations Department by telephone at (949) 864-8000 or by email at IRinfo@ppbi.com or Pacific Premier’s proxy solicitor, D.F. King & Co., by calling toll-free at (800) 249-7148, or for banks and brokers, by email at ppbi@dfking.com.

PACIFIC PREMIER PROPOSALS

PROPOSAL 1: PACIFIC PREMIER MERGER PROPOSAL

Pursuant to the merger agreement, Pacific Premier is asking Pacific Premier stockholders to adopt the merger agreement and the transactions contemplated thereby. Pacific Premier stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Pacific Premier board of directors, by a unanimous vote, (i) adopted and approved the merger agreement and the transactions contemplated thereby, (ii) determined that the merger agreement and the transactions contemplated thereby, including the mergers, are advisable and fair to and in the best interests of Pacific Premier and Pacific Premier stockholders, and (iii) declared that it is advisable to enter into the merger agreement.

The approval of the Pacific Premier merger proposal by Pacific Premier stockholders is a condition to the completion of the merger.

PROPOSAL 2: PACIFIC PREMIER COMPENSATION PROPOSAL

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Pacific Premier is seeking a non-binding, advisory stockholder approval of the compensation of Pacific Premier’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers” beginning on page 103. The proposal gives Pacific Premier stockholders the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to Pacific Premier’s named executive officers.

The Pacific Premier board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and, accordingly, is asking Pacific Premier stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:

“RESOLVED, that the compensation that will or may be paid or become payable to the Pacific Premier named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers” is hereby APPROVED.”

The vote on the Pacific Premier compensation proposal is a vote separate and apart from the votes on the Pacific Premier merger proposal and the Pacific Premier adjournment proposal. Accordingly, if you are a Pacific Premier stockholder, you may vote to approve the Pacific Premier merger proposal and/or the Pacific Premier adjournment proposal and vote not to approve the Pacific Premier compensation proposal, and vice versa. The approval of the Pacific Premier compensation proposal by Pacific Premier stockholders is not a condition to the completion of the merger. Because the vote on the Pacific Premier compensation proposal is advisory only, it will not affect the obligation of Pacific Premier or Columbia to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the merger is completed, the merger-related compensation will be paid to Pacific Premier’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Pacific Premier stockholders fail to approve the advisory vote regarding merger-related compensation.

The Pacific Premier board of directors unanimously recommends a vote “FOR” the Pacific Premier compensation proposal.

PROPOSAL 3: PACIFIC PREMIER ADJOURNMENT PROPOSAL

The Pacific Premier special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Pacific Premier special meeting to approve the Pacific Premier merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Pacific Premier stockholders.

If, at the Pacific Premier special meeting, the number of shares of Pacific Premier common stock present virtually or represented and voting in favor of the Pacific Premier merger proposal is insufficient to approve the Pacific Premier merger proposal, Pacific Premier intends to move to adjourn the Pacific Premier special meeting in order to enable the Pacific Premier board of directors to solicit additional proxies for approval of the Pacific Premier merger proposal. In that event, Pacific Premier will ask Pacific Premier stockholders to vote upon the Pacific Premier adjournment proposal, but not the Pacific Premier merger proposal or the Pacific Premier compensation proposal.

In this proposal, Pacific Premier is asking Pacific Premier stockholders to authorize the holder of any proxy solicited by the Pacific Premier board of directors, on a discretionary basis, to vote in favor of adjourning the Pacific Premier special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Pacific Premier stockholders who have previously voted, if a quorum is not present, or if there are insufficient votes at the time of the Pacific Premier special meeting to approve the Pacific Premier merger proposal or if necessary or appropriate to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of Pacific Premier common stock. Pursuant to the Pacific Premier bylaws, the Pacific Premier special meeting may be adjourned without further notice being given if the new time, date, and place is announced at the meeting prior to adjournment and the date is set 30 days or less from the date of the original meeting.

The approval of the Pacific Premier adjournment proposal by Pacific Premier stockholders is not a condition to the completion of the merger.

The Pacific Premier board of directors unanimously recommends a vote “FOR” the Pacific Premier adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Columbia Banking System, Inc.

1301 A Street

Tacoma, Washington 98402

(253) 305-1900

Headquartered in Tacoma, Washington, Columbia is a bank holding company that has elected to be treated as a financial holding company and the holding company of Umpqua Bank, an Oregon state-chartered full service commercial bank. As of March 31, 2025, Columbia had 296 banking offices, including 102 branches in Washington State, 103 branches in Oregon, 60 branches in California, 24 branches in Idaho, 3 branches in Nevada, 2 branches in Arizona, 1 branch in Colorado and 1 branch in Utah. As of March 31, 2025, Columbia had total assets of approximately $51.5 billion, total loans and leases of approximately $37.6 billion, total deposits of approximately $42.2 billion and approximately $5.2 billion in shareholders’ equity.

Umpqua Bank is the largest bank headquartered in the Northwest and one of the largest banks headquartered in the West with locations in Arizona, California, Colorado, Idaho, Nevada, Oregon, Utah, and Washington. With over $50 billion of assets, Umpqua Bank combines the resources, sophistication, and expertise of a national bank with a commitment to deliver superior, personalized service. The bank supports consumers and businesses through a full suite of services, including retail and commercial banking; Small Business Administration lending; institutional and corporate banking; and equipment leasing. Umpqua Bank customers also have access to comprehensive investment and wealth management expertise, as well as healthcare and private banking through Columbia Wealth Advisors and Columbia Trust Company, a division of Umpqua Bank. In addition, Columbia has announced that it intends to rename Umpqua Bank to “Columbia Bank” in order to align with the name of the holding company and the variety of brands already operated by Umpqua Bank today under the Columbia name.

Shares of Columbia common stock are traded on Nasdaq under the symbol “COLB”.

For more information about Columbia, please visit Columbia’s website at www.columbiabankingsystem.com. The information provided on Columbia’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Columbia is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 160.

Balboa Merger Sub, Inc.

1301 A Street

Tacoma, Washington 98402

(253) 305-1900

Merger Sub is a Delaware corporation and a wholly owned subsidiary of Columbia. Merger Sub was incorporated for the sole purpose of effecting the merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the merger, the separate corporate existence of Merger Sub will cease.

Pacific Premier Bancorp, Inc.

17901 Von Karman Avenue, Suite 1200

Irvine, California 92614

(949)-864-8000

Pacific Premier, a Delaware corporation, is the holding company of Pacific Premier Bank, a nationally chartered commercial bank focused on serving small, middle-market, and corporate businesses throughout the western United States in major metropolitan markets in California, Washington, Oregon, Arizona, and Nevada. Founded in 1983, Pacific Premier Bank has grown to become one of the largest banks headquartered in the western region of the United States, with approximately $18 billion in total assets. Pacific Premier Bank provides banking products and services, including deposit accounts, digital banking, and treasury management services, to businesses, professionals, entrepreneurs, real estate investors, and nonprofit organizations. Pacific Premier Bank also offers a wide array of loan products, such as commercial business loans, lines of credit, SBA loans, commercial real estate loans, agribusiness loans, franchise lending, home equity lines of credit, and construction loans. Pacific Premier Bank offers commercial escrow services and facilitates 1031 Exchange transactions through its Commerce Escrow division. Pacific Premier Bank offers clients IRA custodial services through its Pacific Premier Trust division, which has over $18 billion of assets under custody and close to 31,000 client accounts comprised of self-directed investors, financial institutions, capital syndicators, and financial advisors. Additionally, Pacific Premier Bank provides nationwide customized banking solutions to Homeowners’ Associations and Property Management companies. Pacific Premier Bank is an Equal Housing Lender and Member FDIC.

Pacific Premier common stock is traded on NASDAQ under the symbol “PPBI.”

For more information about Pacific Premier, please visit Pacific Premier’s website at www.ppbi.com. The information provided on Pacific Premier’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about Pacific Premier is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 160.

THE MERGERS

This section of the joint proxy statement/prospectus describes material aspects of the mergers. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers. In addition, we incorporate important business and financial information about each of Columbia and Pacific Premier into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 160.

Terms of the Mergers

Each of Columbia’s and Pacific Premier’s respective board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into Pacific Premier, with Pacific Premier as the surviving corporation, which is referred to as the merger. Immediately following the merger, Pacific Premier will merge with and into Columbia, with Columbia as the surviving entity, which is referred to as the second step merger. Following the completion of the mergers, Pacific Premier Bank will merge with and into Umpqua Bank, with Umpqua Bank as the surviving bank, which is referred to as the bank merger.

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time (other than certain shares held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or their respective wholly owned subsidiaries, subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.9150 of a share of Columbia common stock. Pacific Premier stockholders who would otherwise be entitled to a fraction of a share of Columbia common stock in the merger will instead receive, in lieu of the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Columbia closing share value.

Columbia shareholders are being asked to approve the Columbia share issuance proposal and Pacific Premier stockholders are being asked to approve the Pacific Premier merger proposal. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the mergers, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Mergers

The management and boards of directors of each of Columbia and Pacific Premier frequently review their respective business strategies and objectives, including strategic opportunities and challenges, and have considered various strategic options potentially available to them, in each case with the goal of enhancing long-term value for their respective shareholders or stockholders, as applicable, and delivering the best possible services to their respective customers, employees and communities. These strategic reviews have focused on, among other things, the business and regulatory environments facing financial institutions generally, and Columbia and Pacific Premier in particular, as well as conditions and trends in the financial services industry.

As part of Pacific Premier’s strategic planning activities and analyses, the Pacific Premier board of directors periodically discusses, among other things, Pacific Premier’s strategic goals and related plans to remain a top-performing stand-alone institution among its peers and a premier commercial banking franchise in the western United States. As part of these discussions, the Pacific Premier board of directors, with periodic support from representatives of outside financial advisory firms, including representatives of KBW, has reviewed developments in the financial services industry and macroeconomic trends. The Pacific Premier board of directors also considered, among other things, the importance of scale, the required investments in technology and human capital, its compliance and enterprise risk management framework in light of Pacific Premier’s strategic goals, the dynamic competitive landscape and the regulatory environment, strategic alternatives and potential acquisition or business combination opportunities. In connection with these strategic planning activities, members of Pacific Premier’s management have periodically engaged in high-level, exploratory discussions with representatives of other financial institutions relating to potential strategic business combination opportunities, and regularly updated the Pacific Premier board of directors on these discussions. Each of these periodic discussions was inconclusive and did not advance to the discussion of any material terms.

As part of Columbia’s strategic planning activities and analyses, the Columbia board of directors periodically discusses, among other things, Columbia’s strategic goals, including the strategic goal to be the premier business bank throughout the western United States. As part of these discussions, the Columbia board of directors, with the support on certain occasions of outside financial advisors, reviewed developments in the financial services industry and macroeconomic trends, and considered, among other things, the importance of scale and the required investments in technology and human capital required to meet Columbia’s strategic goals given the competitive landscape. Historically, Columbia had supplemented its organic growth by regularly pursuing acquisitions and other business combinations as a means to achieve its strategic goals. In February of 2023 it completed its merger (the “Umpqua merger”) with Umpqua Holdings Corporation (“Umpqua”). Following the closing of the Umpqua merger, Columbia principally focused on a successful integration of Columbia’s and Umpqua’s businesses, management teams, operations and employees. By the end of the third quarter of 2024 the Umpqua merger integration work was nearing completion and the Columbia board of directors joined management for an annual planning session to review Columbia’s strategic goals and the competitive landscape, including how a strategic transaction with the right partner could be beneficial for Columbia and its shareholders. The Columbia board of directors and management was generally of the view, based on the status of the Umpqua merger integration, that Columbia would be in a position to undertake a strategic transaction in the near-term if the right opportunity presented itself. In addition, investors routinely inquired if Columbia was considering additional strategic transactions in light of the completion of the Umpqua merger.

Beginning in 2023, Steven R. Gardner, Chairman, President and Chief Executive Officer of Pacific Premier, occasionally communicated with Clint E. Stein, President and Chief Executive Officer of Columbia, on an informal basis, regarding the financial services industry and market trends, including the ongoing consolidation in the banking industry, the prevailing operating and regulatory environments, the market conditions in the areas where Columbia and Pacific Premier operate, and the performance of their respective organizations. Although Messrs. Gardner and Stein had periodic discussions over the course of 2023 and 2024, the discussions never progressed to a discussion of a potential strategic transaction between Columbia and Pacific Premier or the potential framework of any such potential transaction.

As an outgrowth of their prior discussions, Messrs. Gardner and Stein met in person on January 30, 2025 in Vail, Colorado. During this meeting, Messrs. Gardner and Stein continued their discussion of industry trends, including the ongoing consolidation in the banking industry, changes in the competitive and macroeconomic environment, the technology and growth initiatives that Columbia, Pacific Premier and their respective competitors were undertaking, along with the status of Columbia’s integration of the Umpqua merger, and the recent performance of their respective organizations. Messrs. Gardner and Stein also discussed their respective institutions’ cultures and responses to industry trends. Messrs. Gardner and Stein each left the discussion with the belief that the other shared many of the same views about these subjects, that Columbia and Pacific Premier seemingly had compatible corporate values and cultures, and that Messrs. Gardner and Stein should further discuss the possibility of a strategic transaction involving the two companies. On February 1, 2025, Mr. Gardner updated the Pacific Premier board of directors regarding his meeting with Mr. Stein. Board members were supportive of Mr. Gardner’s continued engagement with Mr. Stein with respect to a potential strategic transaction involving Pacific Premier and Columbia.

On February 11, 2025, Messrs. Gardner and Stein again met in person at an industry conference in Boca Raton, Florida. During this meeting, they continued their discussion from January 30, 2025 on the possible benefits of a potential strategic transaction between Pacific Premier and Columbia. Mr. Stein explained that Columbia’s management and the Columbia board of directors believed that the integration work following the Umpqua merger was substantially complete and that Columbia was positioned to explore a strategic transaction. Mr. Stein indicated an interest in exploring such a strategic transaction with Pacific Premier, if Pacific Premier was interested. Messrs. Gardner and Stein discussed the potential benefits of a strategic transaction involving their two companies, including the complementary nature of their two company’s businesses and geographic footprints, and that such a transaction should be an all-stock transaction, resulting in an investment by both company’s respective shareholder and stockholder bases in the combined company. Messrs. Gardner and Stein concluded the meeting, acknowledging the compelling aspects of a potential strategic transaction and expressing an interest in continuing discussions. Later that day, Columbia and Pacific Premier entered into a mutual confidentiality agreement to facilitate the exchange of due diligence materials. Thereafter, each party made available to the other party and its representatives due diligence materials . Mr. Gardner updated Pacific Premier’s lead independent director, M. Christian Mitchell, and the Pacific Premier board of directors committee chairs regarding his February 11, 2025 meeting with Mr. Stein and Pacific Premier’s entry into a confidentiality agreement with Columbia.

On February 18, 2025, the Pacific Premier board of directors held a regularly scheduled meeting at which members of Pacific Premier’s management and representatives of KBW and Holland & Knight LLP (“Holland & Knight”), Pacific Premier’s outside legal advisor, were present. At the meeting, members of the Pacific Premier board of directors and management and representatives of KBW discussed current industry trends and the mergers and acquisitions environment generally, Columbia as a potential strategic partner, and four other potential strategic partners considered most likely to be interested in a potential strategic transaction with Pacific Premier (three of which had total assets in the $60 billion to $1 trillion range and one of which had total assets in the $10 billion to $60 billion range), and the likelihood that those potential counterparties would be interested in, or able to, execute on a strategic transaction. Representatives of KBW also discussed Pacific Premier’s positioning for the prospective macroeconomic environment, its earnings profile, the strength of its capital, deposit franchise and credit portfolio, and the key risks and opportunities inherent in Pacific Premier’s stand-alone plan. Members of the Pacific Premier board of directors and management, and representatives of KBW also discussed a number of potential balance sheet management strategies and other alternatives that could potentially leverage Pacific Premier’s strong capital, liquidity and asset quality to enhance both earnings power and long-term value for Pacific Premier’s stockholders on a stand-alone basis. Included in these opportunities was the potential transaction with Columbia, which was identified as a strong strategic fit and compelling financial opportunity based on, among other things, the potential to create a premier banking franchise in the western United States driven by the two companies’ complementary geographic and business models, attractive loan and deposit portfolios on a pro forma basis, and, from a financial perspective, the ability to effectively leverage Pacific Premier’s excess capital for the benefit of stockholders through the potential strategic transaction. At the meeting, Mr. Gardner again reviewed with the Pacific Premier board of directors his January 30, 2025 and February 11, 2025 conversations with Mr. Stein, and following discussion, the Pacific Premier board of directors expressed its unanimous support for continuing to explore whether the potential transaction with Columbia could be viable. Mr. Gardner thereafter informed Mr. Stein of the Pacific Premier board of directors’ support for continuing to explore the potential transaction.

On February 19, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC were present. At the meeting, Mr. Stein informed the Columbia board of directors about his January 30, 2025 and February 11, 2025 conversations with Mr. Gardner. Mr. Stein also noted that, the day prior, the Pacific Premier board of directors had expressed its support for continuing the dialogue exploring the potential transaction. Mr. Stein led the Columbia board of directors in a conversation analyzing the merits of the potential transaction. The Columbia board of directors discussed the benefits and risks associated with the potential transaction, including, other strategic alternatives, the status of the Umpqua merger integration, the extent to which the potential transaction would fit with Columbia’s strategic plan, the combined company’s loan portfolio, the complementary nature of each company’s deposit bases, Columbia’s prior success with acquisitions, and the potential stock market reaction to the potential transaction. Following this discussion, the Columbia board of directors unanimously expressed its support for continuing to explore the potential transaction with Pacific Premier.

Following these discussions with their respective boards of directors, on February 21, 2025, Messrs. Gardner and Stein spoke about bringing their respective management teams together to meet one another, learn more about each other’s company and begin the due diligence process. Messrs. Gardner and Stein agreed to set meetings for February 27, 2025 in Irvine, California for these purposes.

On February 27, 2025, management team members of Pacific Premier and Columbia held an in-person meeting focused on diligence topics across a number of operational and functional areas in connection with the parties’ respective due diligence investigations. After meeting, Pacific Premier and Columbia confirmed their mutual interest in moving forward with comprehensive mutual due diligence, which continued until the finalization of the transaction.

On March 10, 2025, Messrs. Gardner and Stein met in person at an industry conference in Marina Del Ray, California and continued their conversation regarding the potential transaction. Mr. Gardner and Mr. Stein each expressed the view that Pacific Premier and Columbia had complementary cultures and businesses, and that the potential transaction could present a compelling opportunity for the two companies and their respective shareholders. Additionally, Messrs. Gardner and Stein discussed certain potential impediments to the potential transaction, updated each other on their respective team’s due diligence efforts along with preliminary observations, and considered the possible timeline towards entry into the potential transaction. The discussion did not involve any specific pricing or governance terms; however, Messrs. Gardner and Stein spoke at a general level about possible transaction structures, the importance of compelling financial returns for both company’s respective stockholders and shareholders, continuity of certain members of Pacific Premier’s management to ensure a successful integration following the closing of a potential transaction, and the potential for members of the Pacific Premier board of directors to join the Columbia board of directors.

Also on March 10, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC were present. At the meeting, representatives of PSC discussed Pacific Premier’s financial position and trends, corporate background and provided a preliminary assessment of the potential transaction, including strategic fit, financial impact, timing and areas of risk. The discussion continued and included valuation considerations, such as Pacific Premier’s capital, loan portfolio composition and credit quality, as well as potential cost savings and the potential pro forma ownership split in the combined company following the potential transaction.

On March 19, 2025, the Columbia board of directors held a special meeting at which members of Columbia management and representatives of PSC and Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Columbia’s legal advisor, were present . At the meeting, members of Columbia management discussed with the Columbia board of directors the strategic elements of the transaction, including the ability to significantly accelerate Columbia’s strategic goal of expanding its Southern California presence, the complementary nature of Pacific Premier’s commercial banking strategy and the opportunity for consumer banking growth. Columbia management provided an update on the status of its due diligence of Pacific Premier. Columbia management also discussed the timelines for realizing synergies, systems conversion and integration as well as the compatibility of Pacific Premier’s compensation practices and philosophy. At the meeting, the representative of Sullivan & Cromwell advised the Columbia board of directors of their fiduciary duties in reviewing the potential transaction. At the conclusion of the meeting, Mr. Stein stated that based on the status of due diligence, it was Columbia management’s recommendation to move forward with the negotiations toward the potential transaction, with the Columbia board of directors to subsequently approve any proposed final terms of the potential transaction. The Columbia board of directors approved Columbia management moving forward with the potential transaction with Pacific Premier.

On March 21, 2025 and March 28, 2025, members of the Columbia board of directors held informational update calls with members of Columbia management and representatives of PSC in order to discuss certain topics related to the potential transaction in greater detail, including additional discussion on the strategic elements and rationale of the potential transaction, including similarities and differences between the two institutions in certain business lines, pro forma loan portfolio concentrations, expected cost savings and areas of potential revenue synergies.

On March 25, 2025, Messrs. Gardner and Stein met in person in Portland, Oregon, along with Columbia board member Maria Pope. At this meeting, Messrs. Gardner and Stein and Ms. Pope discussed in greater detail their respective institutions, principal lines of business, technology platforms, enterprise risk management policies and practices, and their respective teams’ continued due diligence efforts and observations. Additionally, they discussed Columbia’s and Pacific Premier’s respective corporate governance practices and board culture, and also discussed, on a preliminary basis, Pacific Premier’s representation on Columbia’s board of directors following the consummation of the potential transaction.

Mr. Gardner kept Mr. Mitchell and other Pacific Premier directors, including the Pacific Premier board of directors committee chairs, apprised of the due diligence progress made, and discussions that took place with Mr. Stein and Ms. Pope, following the Pacific Premier board of directors meeting on February 18, 2025. On March 27, 2025, following a joint meeting of Pacific Premier’s Audit and Compensation Committees, representatives of Holland & Knight provided the members of the Pacific Premier board of directors in attendance an update on Pacific Premier’s and Columbia’s due diligence and Holland & Knight’s interactions with Sullivan & Cromwell to date.

On March 29, 2025, Sullivan & Cromwell provided an initial draft of the merger agreement to Holland & Knight. The draft did not include any pricing proposal or proposed exchange ratio. Thereafter and continuing until the merger agreement was executed, the parties and their respective counsel exchanged several drafts of the merger agreement and related transaction documents to be entered into in connection with the potential transaction, and negotiated the terms of the merger agreement and related documents, reflecting ongoing discussions between the parties regarding transaction terms and the mutual due diligence that was being conducted. The parties and their counsel engaged in negotiations with respect to the interim operating covenants to which each party would be subject to during the period from the signing of the merger agreement to the closing of the potential transaction, the scope of the representations and warranties to be provided by each party and the deal protection provisions and amount of the termination fee payable by either party in certain circumstances.

Over the next two weeks, Messrs. Gardner and Stein exchanged several emails and telephone calls, and exchanged certain business, organizational and financial information. Messrs. Gardner and Stein spoke about Mr. Gardner’s views on Pacific Premier’s contributions to the combined company’s business, the strength of Pacific Premier’s capital, liquidity and asset quality, the complementary nature of each organization’s deposit and credit portfolios, as well as the potential benefits of combining Pacific Premier Trust with Columbia’s wealth management offerings and pro forma ownership of Pacific Premier’s stockholders. During this period, Mr. Gardner provided regular updates to Mr. Mitchell, as well as the entire Pacific Premier board of directors. In addition, in light of the recent significant market volatility and emerging economic uncertainty, Mr. Gardner, on behalf of the Pacific Premier board of directors, requested that KBW contact the potential strategic partners (other than Columbia) identified at the February 18, 2025 Pacific Premier board of directors’ meeting and that KBW continue to assist Pacific Premier in considering its prospects on a stand-alone basis.

On April 7, 2025, members of the Columbia board of directors held a further informational update call with members of Columbia management and representatives of PSC. Members of Columbia management provided an update with respect to its due diligence of Pacific Premier, noting that they had not identified any significant issues that could pose an impediment to proceeding with the potential transaction. Mr. Stein detailed the anticipated timeline for the announcement of the potential transaction. The Columbia board of directors also discussed with Columbia management and PSC the current macroeconomic and interest rate environment and the potential risks around entering into a strategic transaction in such an environment. Specifically, there was rising economic uncertainty and financial markets experienced heightened volatility during this period. Columbia’s management considered this shift while continuing to evaluate the potential transaction and conduct due diligence. Columbia management was of the view that economic cycles are inherently volatile and the strategic opportunity in the potential transaction for Columbia and its shareholders outweighed short-term considerations. Moreover, Columbia management was confident in its ability to navigate and adapt to changing economic conditions due to both its and Pacific Premier’s experience in successfully executing on acquisitions and strategic transactions through various economic conditions, strong risk management frameworks, healthy financial conditions, and robust due diligence efforts. The Columbia board of directors remained supportive of continuing toward execution of the potential transaction and Mr. Stein indicated that he would schedule a further update call for the following week to discuss the status of the negotiations.

On April 8, 2025 representatives of KBW and PSC met to discuss the potential exchange ratio. This was the first discussion between the parties or their representatives regarding the specific pricing terms of the potential transaction. PSC delivered, on behalf of Columbia, a proposal that the exchange ratio be 0.8950 of a share of Columbia common stock for each share of Pacific Premier common stock, corresponding to a pro forma ownership split in the combined company of approximately 71% for Columbia shareholders and 29% for Pacific Premier’s stockholders, and, based on each company’s share price as of the prior trading day’s close, reflected a discount of 1.4% to the trading price of Pacific Premier common stock. Later that day, Mr. Gardner updated Mr. Mitchell with respect to the proposed exchange ratio.

Between April 8, 2025 and April 11, 2025, Messrs. Gardner and Stein exchanged several emails and telephone calls to discuss the assumptions underlying Columbia’s valuation analysis and the initial proposed exchange ratio, as well as the Pacific Premier board of directors’ expectations with respect to the resulting pro forma ownership split in the combined company between Pacific Premier’s stockholders and Columbia’s shareholders. In these discussions Mr. Gardner and representatives of KBW expressed to Mr. Stein and representatives of PSC, Pacific Premier’s position that the 0.8950 exchange ratio was inadequate and that at a minimum any exchange ratio must result in at least 30% pro forma ownership to Pacific Premier stockholders. In relation to these discussions around the pro forma ownership, Messrs. Gardner and Stein also arrived at a preliminary agreement that three (3) former Pacific Premier directors would join the Columbia board of directors upon the closing of the potential transaction, which also included an understanding that Mr. Gardner would be one of those three (3) former Pacific Premier directors. Mr. Gardner kept Mr. Mitchell apprised of these discussions.

On April 11, 2025, the Pacific Premier board of directors held a special meeting at which members of Pacific Premier management, and representatives of KBW and Holland & Knight were present. At the meeting, members of Pacific Premier management reviewed their diligence findings across major functional areas and described their diligence meetings with members of Columbia’s management. Representatives of KBW reviewed with the Pacific Premier board of directors, among other matters, certain financial matters relating to the transaction, including Columbia’s initial proposed exchange ratio. Members of Pacific Premier’s management and the Pacific Premier board of directors, further discussed and, taking into account the Pacific Premier’s management team’s diligence review and KBW’s review of financial matters, evaluated the proposed financial terms and strategic rationale for the potential transaction, including:

•	the prospects of creating a $70 billion total asset premier banking franchise with more than 350 branches in the western United States and the potential scarcity value of the pro forma institution;

•

the parties’ complementary relationship-based commercial banking models and branch networks, their common history of successful strategic growth, and their shared commitment to customers, employees and the communities they serve;

•

the strength of Pacific Premier’s capital, liquidity and asset quality, and the prospects of being able to efficiently deploy Pacific Premier’s excess capital through a potential transaction to improve earnings and create long-term value for Pacific Premier’s stockholders;

•	the potential benefits of the scale of the pro forma institution, including potential cost savings;

•

market volatility, the recent performance of Pacific Premier’s stock price, and the fact that Pacific Premier’s and Columbia’s stock prices generally traded in parity throughout the recent market volatility; and

•	Pacific Premier’s and Columbia’s respective contribution to various financial metrics of the pro forma institution and the potential pro forma ownership of Pacific Premier’s stockholders.

Representatives of KBW also updated the Pacific Premier board of directors with respect to discussions the KBW representatives had held in accordance with the Pacific Premier board of directors’ directives with three out of the four other selected potential strategic partners (other than Columbia) that had been identified at the February 18, 2025 meeting of the Pacific Premier board of directors. The KBW representatives reported that three of the other four selected potential strategic partners were contacted following the February 18, 2025 meeting, and while each of those three potential strategic partners acknowledged the quality of Pacific Premier’s franchise, they each provided reasons for why they were not in a position to pursue a potential strategic transaction at this time: Potential Strategic Partner A cited an uncertain economic environment and an uncertain regulatory environment for larger bank strategic transactions; Potential Strategic Partner B cited the timing and status of integration efforts related to a recent acquisition; and Potential Strategic Partner C indicated that it would not entertain an all-stock transaction given the then-current valuation of its stock as a result of prevailing market volatility. One of the other selected potential strategic partners was not contacted because it appeared that it was no longer a viable potential strategic partner. The Pacific Premier board of directors considered these responses as the board continued to weigh the strategic and financial attributes of what appeared to be an actionable potential strategic transaction with Columbia, on the one hand, and the prospects of Pacific Premier continuing on a stand-alone basis and exploring a potential strategic transaction in the future, once market volatility subsided and the economic and regulatory outlook became clearer. Following these discussions, the Pacific Premier board of directors directed Pacific Premier management and Pacific Premier’s advisors to continue negotiations with Columbia regarding the terms of the transaction (including the exchange ratio and pro forma ownership split), and the transaction documentation, while at the same time continuing to analyze Pacific Premier’s prospects on a stand-alone basis.

During the period from April 11, 2025 through April 18, 2025, the parties and their financial advisors engaged in further discussions regarding a specific exchange ratio. Mr. Mitchell and Mr. Gardner jointly participated in these discussions on behalf of Pacific Premier’s board of directors to reinforce its views with respect to the exchange ratio and the pro forma ownership of Pacific Premier’s stockholders. Mr. Gardner also continued to update the Pacific Premier board of directors as to the status of these discussions. At the same time, the Pacific Premier board of directors continued to consider a number of potential balance sheet management strategies to leverage Pacific Premier’s strong capital, liquidity and asset quality as a stand-alone institution to enhance earnings power and long-term value for Pacific Premier’s stockholders. Messrs. Gardner and Mitchell communicated these potential strategies to Mr. Stein and the potential implications with respect to Pacific Premier’s future earnings profile as the parties continued their discussions regarding valuation and a specific exchange ratio.

On April 14, 2025, members of the Columbia board of directors held an informational update call with members of Columbia management and representatives of PSC in order to review the current financial model for the transaction and discuss various pricing considerations in connection with the ongoing discussions with Pacific Premier and its representatives regarding the exchange ratio for the potential transaction. The Columbia board of directors was of the view that any agreed exchange ratio should carry no longer than a three (3) -year expected tangible book value dilution earn-back period and that an appropriate pro forma ownership split was not more than 30% for Pacific Premier stockholders and not less than 70% for Columbia shareholders. Potential risks to Columbia’s successful execution on the strategic goals of the potential transaction based on Columbia’s due diligence were also discussed.

On April 18, 2025, Mr. Stein spoke with Messrs. Gardner and Mitchell and in that conversation they reached a preliminary agreement on a proposed exchange ratio of 0.9150 of a share of Columbia common stock for each share of Pacific Premier common stock, which corresponded to an approximate pro forma ownership split in the combined company of 70% for Columbia’s shareholders and 30% for Pacific Premier’s stockholders and based on each company’s share price as of the prior trading day’s close represented a 5.4% premium to the trading price of Pacific Premier common stock. Thereafter, in the days leading up to the execution of the merger agreement, the parties, with the assistance of their respective advisors, proceeded to finalize negotiation of the merger agreement and the other related transaction documentation.

On April 21, 2025, the Pacific Premier board of directors held a special meeting to analyze and consider further the terms of the potential transaction. Representatives of Pacific Premier management were present and representatives of KBW and Holland & Knight were in attendance. At the meeting, members of Pacific Premier management discussed with the Pacific Premier board of directors the strategic rationale for the transaction and potential benefits and risks of the transaction to Pacific Premier, as well as the results of Pacific Premier’s due diligence investigation of Columbia. Representatives of KBW updated the Pacific Premier board of directors on recent market and industry activity and reviewed financial matters regarding the potential transaction, including the potential pro forma financial impacts of the potential transaction. The Pacific Premier board of directors considered the implications of announcing the potential transaction in light of Pacific Premier’s and Columbia’s recent stock price performance, but concluded that Pacific Premier stockholders were receiving meaningful value by virtue of the fixed exchange ratio and Pacific Premier stockholders’ pro forma ownership in the combined company and the combined company’s future prospects, which was reflective of Pacific Premier’s contribution of strong capital, liquidity and asset quality. Representatives of Holland & Knight then updated the Pacific Premier board of directors on the status of negotiations and reviewed with the Pacific Premier board of directors the terms of the draft merger agreement and related transaction documentation. Representatives of Holland & Knight also discussed the regulatory requirements for approvals of bank and bank holding company transactions, and reviewed the directors’ fiduciary duties in evaluating the potential transaction. The Pacific Premier board of directors evaluated the potential transaction with Columbia as compared to the prospects of Pacific Premier continuing on a stand-alone basis and exploring a potential strategic transaction in the future, once market volatility subsided and the economic and the regulatory outlook became clearer. The Pacific Premier board of directors considered the proposed financial and corporate governance terms of the potential transaction, including Pacific Premier stockholders’ approximately 30% pro forma ownership of the combined company and that three (3) Pacific Premier directors would join the Columbia board of directors upon the closing of the potential transaction, and considered the strategic merits and potential risks and uncertainties for Pacific Premier and its stockholders of not consummating the potential transaction. The Pacific Premier board of directors determined that the potential transaction provided potentially greater benefits to Pacific Premier’s stockholders than remaining a stand-alone entity, and expressed support for the potential transaction and directed Pacific Premier management, with the assistance of Pacific Premier’s advisors, to seek to finalize the terms of the potential transaction.

On April 22, 2025, as part of its regularly scheduled quarterly meetings, the Columbia board of directors held an information session with Columbia management and representatives of PSC and Sullivan & Cromwell in attendance. At the meeting, representatives of PSC provided an overview of various aspects of the potential transaction from a financial perspective based on the exchange ratio that had been preliminarily agreed with Pacific Premier, including the anticipated impact of the potential transaction on certain key metrics, including earnings per share, tangible book value per share, and the related earn-back periods, as well as the pro forma capital levels of Columbia following the potential transaction. Representatives of Sullivan & Cromwell then provided an overview of the current drafts of the transaction documents including the merger agreement and outlined various matters related to the legal and regulatory process. There was then a further discussion of the strategic and financial rationale for the proposed transaction. The Columbia board of directors remained supportive of moving forward with the potential transaction.

On April 23, 2025, the Pacific Premier board of directors held a special meeting to consider the negotiated terms of the proposed transaction between Pacific Premier and Columbia and the entry into the merger agreement by Pacific Premier. Members of Pacific Premier management and representatives of KBW, and Holland & Knight were also in attendance at the meeting. At the meeting, members of Pacific Premier management provided an update on the progress of the negotiations since the prior board meeting. Representatives of KBW reviewed the financial aspects of the proposed transaction, including financial analyses performed by KBW, and KBW rendered to the Pacific Premier board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of Pacific Premier common stock. For more information, see the section entitled “The Mergers—Opinion of Pacific Premier’s Financial Advisor” and Annex C to this joint proxy statement/prospectus. Representatives of Holland & Knight reviewed the fiduciary duties of the directors in connection with their evaluation of the proposed transaction, and summarized the material changes to the proposed final terms of the merger agreement since the April 21, 2025 special meeting of the Pacific Premier board of directors. At the conclusion of the meeting, after careful review and discussion by the Pacific Premier board of directors, including consideration of the factors described below under “The Merger—Pacific Premier’s Reasons for the Merger; Recommendation of the Pacific Premier Board of Directors,” the Pacific Premier board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the mergers, are advisable and in the best interests of Pacific Premier and its stockholders and unanimously adopted and approved the merger agreement and the transactions contemplated thereby, including the mergers.

Also on April 23, 2025, the Columbia board of directors held its regularly scheduled quarterly board meeting at which members of management and representatives of PSC and Sullivan & Cromwell were present. At this meeting, the Columbia board of directors further considered the negotiated terms of the proposed transaction and the entry into the merger agreement by Columbia. At the meeting, members of Columbia management provided an update on the progress of the negotiations since the prior board meeting, noting that the negotiations toward the potential transaction were substantially complete. Representatives of Sullivan & Cromwell once again addressed the terms of the transaction documents including the draft merger agreement. Representatives of PSC reviewed the financial aspects of the potential transaction, including the financial analyses performed by PSC, and rendered to the Columbia board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by PSC as set forth in its written opinion, the exchange ratio in the merger was fair to Columbia from a financial point of view. For more information, see the section entitled “The Mergers—Opinion of Columbia’s Financial Advisor” and Annex B to this joint proxy statement/prospectus. At the conclusion of the meeting, after careful review and discussion by the Columbia board of directors, including consideration of the factors described below under “The Mergers—Columbia’s Reasons for the Merger; Recommendation of the Columbia Board of Directors,” the Columbia board of directors unanimously determined that the merger agreement and the transactions contemplated thereby, including the mergers and the Columbia share issuance, are advisable and fair to and in the best interests Columbia and its shareholders and unanimously approved and adopted the merger agreement and the transactions contemplated thereby, including the mergers and the Columbia share issuance.

Following the meetings of the Columbia board of directors and the Pacific Premier board of directors on April 23, 2025, Columbia and Pacific Premier executed the merger agreement during the afternoon of April 23, 2025 and thereafter following the closing of the financial markets in New York announced the transaction in a press release jointly issued by Columbia and Pacific Premier.

Columbia’s Reasons for the Mergers; Recommendation of the Columbia Board of Directors

After careful consideration, the Columbia board of directors, at a meeting held on April 23, 2025, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the mergers and the Columbia share issuance, are advisable and fair to and in the best interests of Columbia and its shareholders and (ii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and the Columbia share issuance.

In reaching this decision, the Columbia board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement in consultation with Columbia’s senior management, as well as with Columbia’s legal and financial advisors, and considered a number of factors, including the following principal factors:

•	each of Columbia’s and Pacific Premier’s business, operations, financial condition (including capital levels), asset quality, earnings, markets and prospects;

•

the strategic rationale for the mergers as a method of expanding Columbia’s footprint in the Southern California market, accelerating Columbia’s plans for expansion in the area by approximately 10 years and creating a premier commercial banking franchise in the western United States operating a branch network of more than 350 branches throughout the western United States;

•

the complementary nature of the companies’ cultures, including relationship-based banking models engineered to deliver products and services to businesses of all sizes, a strong commitment to community prosperity, and the belief that this alignment would facilitate the successful integration and implementation of the mergers;

•

the benefits and opportunities the addition of many of Pacific Premier’s business lines and areas of expertise will bring to Columbia, including API banking solutions, custodial trust services, escrow and 1031 exchange solutions, and HOA banking, all of which will improve the ability of Columbia to attract and retain customers and talent following the mergers and the opportunity to bring Columbia’s larger suite of consumer banking products to Pacific Premier’s customers;

•

the anticipated pro forma financial impact of the mergers on Columbia, including a positive impact on earnings and profitability resulting in a rapid recovery of any tangible book value dilution, and continued strength in asset quality, liquidity and regulatory capital levels;

•

pro forma capital levels that will not require Columbia to raise any additional capital in connection with the mergers and mark-to-market treatment of acquired assets that allows for increased balance sheet restructuring flexibility;

•

even with fairly modest branch consolidations, the expectation of cost synergies resulting from the mergers will enable, among other things, increased investments in bankers, technology and innovation to better manage risk and improve customer offerings and service;

•

the expectation that the mergers will offer the opportunity for potentially significant revenue synergies across multiple business lines combined with the fact that such revenue synergies were identified but not included in the financial analysis;

•

that upon consummation of the mergers, Columbia would have approximately $69 billion in total assets, approximately $57 billion in deposits and approximately $51 billion in loans in light of the current and prospective economic and regulatory environment in the financial services industry driving the need for additional scale to remain competitive, including the accelerating pace of technological change, operating costs, and increasing competition from both banks and non-bank financial and financial technology firms;

•

its review and discussions with Columbia’s senior management concerning Columbia’s due diligence examination of, among other areas, the operations, financial condition, enterprise risk management and regulatory compliance programs and prospects of Pacific Premier;

•

the fact that Mr. Stein would continue to serve as the President and Chief Executive Officer of Columbia and as Chief Executive Officer of Umpqua Bank, exercising continued leadership and direction over the organization and its management team;

•

the fact that following the mergers, the Columbia board of directors will include all of the members of the Columbia board of directors as of immediately prior to the effective time, combined with the fact that the merger agreement provides that, at the effective time, the Columbia board of directors will include three former Pacific Premier directors, which the Columbia board of directors believed would enhance the likelihood that the strategic benefits of the mergers would be realized;

•	its understanding that Columbia shareholders would own approximately 70% of Columbia’s common stock following the mergers;

•

the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by Pacific Premier stockholders as a result of possible increases or decreases in the trading price of Pacific Premier or Columbia stock following the announcement of the mergers, which the Columbia board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•

the opinion, dated April 23, 2025, of PSC to the Columbia board of directors as to the fairness, as of the date of the opinion, of the exchange ratio to Columbia from a financial point of view, as more fully described below under “The Mergers—Opinion of Columbia’s Financial Advisor”;

•

its review with Sullivan & Cromwell, Columbia’s outside legal counsel of the material terms of the merger agreement, including the representations, covenants, deal protection and termination provisions;

•	the fact that Columbia shareholders will have the opportunity to vote to approve the Columbia share issuance proposal; and

•

both Columbia’s and Pacific Premier’s past records of successfully integrating many acquisitions and strategic transactions and of realizing expected financial and other benefits of such acquisitions and strategic transactions and the strength of Columbia’s management and infrastructure to successfully complete the integration process.

The Columbia board of directors also considered the potential risks related to the transaction. The Columbia board of directors concluded that the anticipated benefits of combining with Pacific Premier were likely to outweigh these risks substantially. These potential risks included:

•

the possibility that the anticipated benefits of the mergers will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of Pacific Premier into Columbia’s operations or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Columbia and Pacific Premier operate businesses;

•

the costs to be incurred in connection with the mergers and the integration of Pacific Premier’s business into Columbia and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•

the possibility that the anticipated pro forma impact of the merger on Columbia will not be realized when expected or at all as a result of unexpected changes in financial market or economic conditions, including as a result of sustained market volatility or significant changes in interest rates;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of Pacific Premier with those of Columbia;

•

the restrictions on the conduct of Columbia’s business during the period between execution of the merger agreement and the effective time, which could potentially delay or prevent Columbia from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the risk of losing key Columbia or Pacific Premier employees during the pendency of the mergers and following completion of the mergers;

•	the possible diversion of management focus and resources from the operation of Columbia’s business while working to implement the transaction and integrate Pacific Premier with Columbia;

•

the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of Columbia common stock or Pacific Premier common stock, the value of the shares of Columbia common stock to be issued to Pacific Premier stockholders at the effective time could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•

the risk that the regulatory and other approvals required in connection with the mergers may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of Columbia following the completion of the mergers;

•	the ownership dilution caused by Columbia’s issuance of additional shares of common stock in connection with the merger;

•	the potential for legal claims challenging the mergers; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Columbia board of directors is not intended to be exhaustive, but includes the material factors considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the Columbia board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, and overall considered the factors to support its determination.

It should be noted that this explanation of the reasoning of the Columbia board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Columbia board of directors unanimously recommends that the holders of Columbia common stock vote “FOR” the Columbia share issuance proposal and “FOR” the Columbia adjournment proposal.

Pacific Premier’s Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors

The Pacific Premier board of directors believes that the mergers present a strategic opportunity to enhance value for Pacific Premier stockholders through a combination with the complementary business of Columbia. In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby, including the mergers, and to recommend that Pacific Premier stockholders approve the merger agreement and the transactions contemplated thereby, the Pacific Premier board of directors reviewed and discussed with Pacific Premier’s management and with Pacific Premier’s financial and legal advisors the terms of the merger agreement and the transactions contemplated thereby, and considered a number of factors, including the following:

•

each of Pacific Premier’s, Columbia’s and the combined company’s business, operations, financial condition (including capital levels), asset quality, earnings, and prospects, and the Pacific Premier board of directors’ belief that Columbia’s earnings and prospects, and the synergies and other financial and operational benefits potentially available in the mergers, would create the opportunity for the combined company to have superior future earnings and prospects compared to Pacific Premier’s earnings and prospects on a stand-alone basis;

•

upon consummation of the mergers, the combined company would have approximately $57 billion in deposits, approximately $51 billion in loans, and approximately $69 billion in total assets and continued strength in asset quality, liquidity and regulatory capital levels;

•

the combined company would have additional scale, capital resources, liquidity and earnings profile to be able to make strategically important investments, including investments in technology, in order to deliver enhanced offerings for customers of the combined company, and to continue to invest in the combined company’s compliance and enterprise risk management frameworks to position the combined company to be able to safely and soundly operate a competitive, compelling, diversified banking franchise;

•

Pacific Premier and Columbia each emphasize relationship-based banking models supported by cultures with compatible core values to deliver traditional commercial banking products and services to small-and-medium sized businesses;

•

Pacific Premier and Columbia have complementary branch networks across eight western states with minimal overlap, and Pacific Premier customers would gain access to a larger combined network of more than 350 branches throughout the western United States;

•

Pacific Premier and Columbia have a history of prudently and proactively managing capital, liquidity and credit risk, and Pacific Premier’s peer-leading capital and asset quality would further enhance Columbia’s strong capital and asset quality profile, creating an opportunity for the combined company to reduce higher-cost wholesale funding;

•	Pacific Premier and Columbia have a shared commitment to customers, employees and the communities they serve;

•	Pacific Premier’s and Columbia’s management teams have significant experience in identifying, executing on, and integrating prudent, accretive strategic growth opportunities;

•

the anticipated pro forma financial impact of the mergers on the combined company, including potential tangible book value accretion, as well as positive impact on earnings, return on equity, asset quality, liquidity and regulatory capital levels, and the fact that Columbia would not need to raise capital in connection with the proposed transaction;

•

Pacific Premier’s and Columbia’s shared views regarding the best approach to combining and integrating the two companies, structured to maximize the potential for synergies and positive impact to local communities and minimize the loss of customers and employees and to further diversify the combined company’s operating risk profile compared to the risk profile of either company on a stand-alone basis;

•

the structure of the merger consideration as payable in shares of Columbia common stock, which will allow Pacific Premier stockholders to effectively invest in the combined company as approximately 30% owners on a pro forma basis and to participate in the future performance of the combined company’s business and synergies resulting from the merger, including an expanded geographic footprint and an expansion and diversification of operations, product lines and delivery systems;

•

Pacific Premier’s and Columbia’s respective contribution to various financial metrics of the combined company and that Pacific Premier’s stockholders would own approximately 30% of the combined company’s outstanding common shares;

•

the exchange ratio in relation to the respective financial and growth profiles of Pacific Premier and Columbia and the fact that the exchange ratio is fixed, which the Pacific Premier board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•

the fact that (i) Mr. Gardner would serve as a member of the Columbia board of directors and (ii) Mr. Stein would continue to serve as the President and Chief Executive Officer of Columbia and as Chief Executive Officer of Umpqua Bank, and the provisions of the merger agreement setting forth the corporate governance of the combined company, including the composition of the Columbia board of directors, which will include three Pacific Premier directors, which the Pacific Premier board of directors believed would enhance the likelihood that the strategic benefits of the mergers would be realized;

•

its understanding of the current and prospective environment in which Pacific Premier and Columbia operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, increased operating costs resulting from regulatory and compliance mandates and other economic factors and the benefits of scale in absorbing these increased operating costs, the competitive environment for financial institutions generally, and the likely effect of these factors on Pacific Premier both with and without the mergers;

•

its review and discussions with Pacific Premier’s management and advisors concerning Pacific Premier’s due diligence examination of Columbia, including its operations, financial condition, loan portfolio, and legal and regulatory compliance programs and prospects;

•	the expected treatment of the mergers as a “reorganization” for U.S. federal income tax purposes;

•

the anticipated impact of the mergers on Pacific Premier’s employees, including the creation of new opportunities for growth and a more diverse set of paths to leadership roles in the larger combined organization;

•

the opinion, dated April 23, 2025, of KBW to the Pacific Premier board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Pacific Premier common stock of the exchange ratio, as more fully described below in the section “The Mergers—Opinion of Pacific Premier’s Financial Advisor”;

•

the ability of Pacific Premier under the terms of the merger agreement to negotiate with third parties concerning certain unsolicited competing acquisition proposals if Pacific Premier were to receive such a proposal prior to the adoption and approval of the merger agreement by Pacific Premier stockholders; and

•

its review with Pacific Premier’s outside legal advisor, Holland & Knight, of the terms of the merger agreement and the related transaction documents, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment, closing conditions and post-closing governance arrangements.

The Pacific Premier board of directors also considered potential risks related to the mergers but concluded that the anticipated benefits of the mergers were likely to outweigh these risks. These potential risks include:

•

the regulatory and other approvals required in connection with the mergers, consideration of the relevant factors assessed by the regulators for the approvals and the parties’ evaluation of those factors, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose unacceptable conditions;

•

the risk that the mergers may not be completed despite the combined efforts of Pacific Premier and Columbia or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

•	the possibility of encountering difficulties in achieving anticipated synergies and cost savings in the amounts estimated or in the time frame contemplated;

•	the possibility of encountering difficulties in successfully integrating Pacific Premier’s and Columbia’s business, operations and workforce;

•	the potential effect of the mergers on Pacific Premier’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the risk of losing key Pacific Premier or Columbia employees during the pendency of the mergers and thereafter;

•	the fixed exchange ratio component of the merger consideration, which will not adjust to compensate for potential declines in the price of Columbia common stock prior to the completion of the mergers;

•

certain anticipated merger-related costs, which could also be higher than expected, and the fact that Pacific Premier expects to incur a number of non-recurring costs in connection with the mergers even if the mergers are not ultimately completed;

•	the possible diversion of management attention and resources from the operation of Pacific Premier’s business or other strategic opportunities towards the completion of the mergers;

•

the fact that the merger agreement places certain restrictions on the conduct of Pacific Premier’s business prior to the completion of the mergers, which could potentially delay or prevent Pacific Premier from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential for legal claims challenging the mergers; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Pacific Premier board of directors is not intended to be exhaustive, but includes the material factors considered by the Pacific Premier board of directors. In reaching its decision to adopt and approve the merger agreement and the transactions contemplated thereby, including the mergers, the Pacific Premier board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Pacific Premier board of directors considered all these factors as a whole, including through its discussions with Pacific Premier’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the mergers.

The Pacific Premier board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings. The Pacific Premier board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the mergers.

In considering the recommendation of the Pacific Premier board of directors, you should be aware that certain directors and executive officers of Pacific Premier may have interests in the mergers that are different from, or in addition to, interests of Pacific Premier stockholders generally and may create potential conflicts of interest. The Pacific Premier board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in recommending to Pacific Premier stockholders that they vote in favor of the Pacific Premier merger proposal. See “The Mergers—Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers.”

It should be noted that this explanation of the reasoning of the Pacific Premier board of directors and the other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the Pacific Premier board of directors unanimously recommends that Pacific Premier stockholders vote “FOR” the Pacific Premier merger proposal.

Opinion of Columbia’s Financial Advisor

Columbia retained PSC to act as financial advisor to Columbia’s board of directors in connection with Columbia’s consideration of a possible business combination with Pacific Premier. Columbia selected PSC to act as its financial advisor because PSC is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PSC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

PSC acted as financial advisor to Columbia’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the April 23, 2025 meeting at which Columbia’s board of directors considered the merger and the merger agreement, PSC delivered to the Columbia board of directors its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date, the exchange ratio was fair, from a financial point of view, to Columbia. The full text of PSC’s opinion is attached as Annex B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Columbia common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed mergers.

PSC’s opinion was directed to the board of directors of Columbia in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Columbia as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the matters to be considered at the Columbia special meeting. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to Columbia and did not address the underlying business decision of Columbia to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for Columbia or the effect of any other transaction in which Columbia might engage. PSC also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Columbia or Pacific Premier, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. PSC’s opinion was approved by PSC’s fairness opinion committee.

In connection with its opinion, PSC reviewed and considered, among other things:

•	a draft of the merger agreement, dated April 22, 2025;

•

certain publicly available financial statements and other historical financial information of Columbia that PSC deemed relevant as well as preliminary financial information for Columbia for the quarter ended March 31, 2025, as provided by the senior management of Columbia;

•

certain publicly available financial statements and other historical financial information of Pacific Premier that PSC deemed relevant as well as preliminary financial information for Pacific Premier for the quarter ended March 31, 2025, as provided by the senior management of Pacific Premier;

•

publicly available median analyst net income estimates for Columbia for the quarter ending June 30, 2025, as adjusted by the senior management of Columbia, the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia;

•

publicly available median analyst net income estimates for Pacific Premier for the quarters ending June 30, 2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Pacific Premier for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia;

•

the pro forma financial impact of the merger on Columbia based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards and the redemption of a certain amount of Pacific Premier subordinated debt prior to closing, as provided by the senior management of Columbia;

•	the publicly reported historical price and trading activity for Columbia common stock and Pacific Premier common stock, including a comparison of certain stock market information for Columbia common stock and Pacific Premier common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Columbia and Pacific Premier with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as PSC considered relevant.

PSC also discussed with certain members of the senior management of Columbia and its representatives the business, financial condition, results of operations and prospects of Columbia and held similar discussions with certain members of the senior management of Pacific Premier and its representatives regarding the business, financial condition, results of operations and prospects of Pacific Premier.

In performing its review, PSC relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by PSC from public sources, that was provided to PSC by Columbia or its representatives, or that was otherwise reviewed by PSC, and PSC assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. PSC relied on the assurances of the senior management of Columbia that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. PSC was not asked to and did not undertake an independent verification of any of such information and PSC did not assume any responsibility or liability for the accuracy or completeness thereof. PSC did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Columbia or Pacific Premier. PSC rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Columbia or Pacific Premier. PSC did not make an independent evaluation of the adequacy of the allowance for credit losses of Columbia or Pacific Premier, or of the combined entity after the merger, and PSC did not review any individual credit files relating to Columbia or Pacific Premier. PSC assumed, with Columbia’s consent, that the respective allowances for credit losses for both Columbia and Pacific Premier were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, PSC used publicly available median analyst net income estimates for Columbia for the quarter ending June 30, 2025, as adjusted by the senior management of Columbia, the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia. In addition, PSC used publicly available median analyst net income estimates for Pacific Premier for the quarters ending June 30, 2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Pacific Premier for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia. PSC also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for CECL accounting standards and the redemption of a certain amount of Pacific Premier subordinated debt prior to closing, as provided by the senior management of Columbia. With respect to the foregoing information, the senior management of Columbia confirmed to PSC that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available estimates and judgments of management as to the future financial performance of Columbia and Pacific Premier, respectively, and the other matters covered thereby, and PSC assumed that the future financial performance reflected in such information would be achieved. PSC expressed no opinion as to such information, or the assumptions on which such information was based. PSC also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Columbia or Pacific Premier since the date of the most recent financial statements made available to PSC. PSC assumed in all respects material to its analysis that Columbia and Pacific Premier would remain as going concerns for all periods relevant to its analysis.

PSC also assumed, with Columbia’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Columbia, Pacific Premier, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. PSC expressed no opinion as to any legal, accounting or tax matters relating to the merger or the other transactions contemplated by the merger agreement.

PSC’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to PSC as of, the date thereof. Events occurring after the date thereof could materially affect PSC’s opinion. PSC has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. PSC expressed no opinion as to the trading value of Columbia common stock or Pacific Premier common stock at any time or what the value of Columbia common stock would be once it is actually received by the holders of Pacific Premier common stock.

In rendering its opinion, PSC performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying PSC’s opinion or the presentation made by PSC to the Columbia board of directors, but is a summary of the material analyses performed and presented by PSC. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. PSC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in PSC’s comparative analyses described below is identical to Columbia or Pacific Premier and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Columbia and Pacific Premier and the companies to which they were compared. In arriving at its opinion, PSC did not attribute any particular weight to any analysis or factor that it considered. Rather, PSC made qualitative judgments as to the significance and relevance of each analysis and factor. PSC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, PSC made its determination as to the fairness of the exchange ratio to Columbia on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, PSC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Columbia, Pacific Premier, and PSC. The analyses performed by PSC are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. PSC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Columbia board of directors at its April 23, 2025 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, PSC’s analyses do not necessarily reflect the value of Columbia common stock or Pacific Premier common stock or the prices at which Columbia or Pacific Premier common stock may be sold at any time. The analyses of PSC and its opinion were among a number of factors taken into consideration by the Columbia board of directors in making its determination to enter into the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Columbia board of directors with respect to the fairness of the exchange ratio. See “The Mergers—Columbia’s Reasons for the Mergers; Recommendation of the Columbia Board of Directors” beginning on page 63 for more information.

Summary of Proposed Merger Consideration and Implied Transaction Metrics

PSC reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.9150 of a share of Columbia common stock. PSC calculated an aggregate implied transaction value of approximately $2.0 billion and an implied purchase price per share of $20.83 consisting of the implied value of 97,069,001 shares of Pacific Premier common stock, inclusive of 1,978,201 restricted stock awards, 525,897 performance stock units and 33,604 stock options with a weighted average exercise price of $20.71, and based on the closing price of Columbia common stock on April 22, 2025. Based upon financial information for Pacific Premier as of or for the last twelve months ended March 31, 2025 (“LTM”) and the closing price of Pacific Premier’s common stock on April 22, 2025, PSC calculated the following implied transaction metrics:

Transaction Price Per Share / LTM GAAP Earnings Per Share	13.7x
Transaction Price Per Share / Estimated 2025 Earnings Per Share¹	15.0x
Transaction Price Per Share / Estimated 2026 Earnings Per Share¹	13.5x
Transaction Price Per Share / March 31, 2025 Tangible Book Value Per Share	99%
Core Deposit Premium[2]	(0.0%)
Core Deposit Premium[3]	(0.0%)
Market Premium as of April 22, 2025	5.7%

1	Based on publicly available median analyst EPS estimates
2	Core deposits defined as total deposits less time deposits with balances greater than $100,000
3	Core deposits defined as total deposits less time deposits with balances greater than $250,000 and brokered deposits

Stock Trading History

PSC reviewed the publicly available historical reported trading prices of Columbia common stock and Pacific Premier common stock for the one-year and three-year periods ended April 22, 2025. PSC then compared the relationship between the movements in the price of Columbia common stock and Pacific Premier common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Columbia’s One-Year Stock Performance

	Beginning Value April 22, 2024	Ending Value April 22, 2025
Columbia	100%	121.2%
Columbia Peer Group	100%	106.1%
S&P 500 Index	100%	105.5%
NASDAQ Bank Index	100%	107.6%

Columbia’s Three-Year Stock Performance

	Beginning Value April 22, 2022	Ending Value April 22, 2025
Columbia	100%	72.6%
Columbia Peer Group	100%	92.6%
S&P 500 Index	100%	123.8%
NASDAQ Bank Index	100%	86.9%

Pacific Premier’s One-Year Stock Performance

	Beginning Value April 22, 2024	Ending Value April 22, 2025
Pacific Premier	100%	89.1%
Pacific Premier Peer Group	100%	108.8%
S&P 500 Index	100%	105.5%
NASDAQ Bank Index	100%	107.6%

Pacific Premier’s Three-Year Stock Performance

	Beginning Value April 22, 2022	Ending Value April 22, 2025
Pacific Premier	100%	56.5%
Pacific Premier Peer Group	100%	89.6%
S&P 500 Index	100%	123.8%
NASDAQ Bank Index	100%	86.9%

Comparable Company Analyses

PSC used publicly available information to compare selected financial information for Columbia with a group of financial institutions selected by PSC. The Columbia peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the United States with total assets between $35 billion and $100 billion, but excluded targets of announced merger transactions (the “Columbia Peer Group”). The Columbia Peer Group consisted of the following companies:

Associated Banc-Corp	Pinnacle Financial Partners, Inc.
Bank OZK	Popular, Inc.
BankUnited, Inc.	Prosperity Bancshares, Inc.
BOK Financial Corporation	SouthState Corporation
Cadence Bank	Synovus Financial Corp.
Comerica Incorporated	UMB Financial Corporation
Cullen/Frost Bankers, Inc.	Valley National Corporation
East West Bancorp, Inc.	Webster Financial Corporation
F.N.B. Corporation	Western Alliance Bancorporation
First Horizon Corporation	Wintrust Financial Corporation
Old National Corporation	Zions Bancorporation, National Association

The analysis compared preliminary March 31, 2025 financial information for Columbia, as provided by Columbia senior management, with corresponding data for the Columbia Peer Group as of or for the year ended December 31, 2024 (unless otherwise noted) with pricing data as of April 22, 2025. The table below sets forth the data for Columbia and the median, mean, low and high data for the Columbia Peer Group. Certain financial data prepared by PSC, as referenced in the table presented below, may not correspond to the data presented in Columbia’s historical financial statements, as a result of the different periods, assumptions and methods used by PSC to compute the financial data presented.

Columbia Comparable Company Analysis

	Columbia		Columbia Peer Group Median	Columbia Peer Group Mean	Columbia Peer Group Low	Columbia Peer Group High
Total assets ($mm)	51,519		54,066	59,489	35,242	87,992
Loans / Deposits¹ (%)	89.1		84.2	81.2	48.6	97.5
Non-performing assets / Total assets² (%)	0.16		0.37	0.44	0.09	1.12
Tangible common equity/Tangible assets (%)	7.50		7.97	8.18	5.89	12.55
Tier 1 leverage Ratio (%)	8.37		9.47	9.65	8.40	13.85
Total RBC Ratio³ (%)	12.83		14.10	14.26	12.35	17.83
CRE / Total RBC Ratio[4] (%)	295	[5]	203	206	79	372
LTM Core return on average assets[6] (%)	1.27		1.13	1.11	0.65	1.90
LTM Core return on average equity[6] (%)	18.4		13.9	13.9	8.3	19.8
LTM Net interest margin (%)	3.59		3.25	3.22	2.51	4.45
LTM Efficiency ratio (%)	52.5		57.2	56.0	33.8	69.2
Price/Tangible book value (%)	127		130	135	87	238
Price/Core LTM earnings Per share[6] (x)	7.3		10.2	10.2	6.8	13.4
Price/Estimated 2025 earnings per share (x)	8.5		9.6	9.6	6.8	12.6
Price/Estimated 2026 earnings per share (x)	8.0		8.4	8.6	6.3	12.6
Current dividend yield (%)	6.5		3.6	3.4	1.0	5.6
Market capitalization ($mm)	4,784		6,381	6,395	2,382	10,966

1	Bank-level financial data for Bank OZK as of December 31, 2024
2

Consolidated financial data sourced from Federal Reserve regulatory filings for First Horizon Corporation and Synovus Financial Corp. as of December 31, 2024; Bank-level financial data for Bank OZK as of December 31, 2024

3	Consolidated financial data sourced from Federal Reserve regulatory filings for F.N.B. Corporation as of December 31, 2024
4	Bank-level financial data for all companies as of December 31, 2024
5	Preliminary bank-level financial data as of March 31, 2025
6

Core returns and earnings calculated as earnings before extraordinary items less income attributable to non-controlling interest, gain on sale of securities, amortization of intangibles, goodwill or other non-recurring items, as defined by S&P Capital IQ Pro

Note: Financial data for Bank OZK, BOK Financial Corporation, Cadence Bank, Comerica Incorporated, East West Bancorp, Inc., F.N.B. Corporation, First Horizon Corporation, Old National Bancorp, Pinnacle Financial Partners, Inc., Synovus Financial Corp., Western Alliance Bancorporation, Wintrust Financial Corporation and Zions Bancorporation, National Association as of or for the period ending March 31, 2025.

PSC used publicly available information to perform a similar analysis for Pacific Premier by comparing selected financial information for Pacific Premier with a group of financial institutions selected by PSC. The Pacific Premier peer group included major exchange-traded (NASDAQ, NYSE and NYSEAM) banks headquartered in the Western region, as defined by S&P Capital IQ Pro, with total assets between $15 billion and $50 billion, but excluded targets of announced merger transactions (the “Pacific Premier Peer Group”). The Pacific Premier Peer Group consisted of the following companies:

Axos Financial, Inc.	First Hawaiian, Inc.
Banc of California, Inc.	First Interstate BancSystem, Inc.
Bank of Hawaii Corporation	Glacier Bancorp, Inc.
Banner Corporation	Hope Bancorp, Inc.
Cathay General Corporation	WaFd, Inc.
CVB Financial Corporation

The analysis compared preliminary March 31, 2025 financial information for Pacific Premier, as provided by Pacific Premier senior management, with corresponding data for the Pacific Premier Peer Group as of or for the year ended December 31, 2024 (unless otherwise noted) with pricing data as of April 22, 2025. The table below sets forth the data for Pacific Premier and the median, mean, low and high data for the Pacific Premier Peer Group. Certain financial data prepared by Piper Sandler, as referenced in the table presented below, may not correspond to the data presented in Pacific Premier’s historical financial statements, as a result of the different periods, assumptions and methods used by Piper Sandler to compute the financial data presented.

Pacific Premier Comparable Company Analysis

	Pacific Premier		Pacific Premier Peer Group Median	Pacific Premier Peer Group Mean	Pacific Premier Peer Group Low	Pacific Premier Peer Group High
Total assets ($mm)	18,086		23,828	23,750	15,154	33,543
Loans / Deposits (%)	82.0		84.2	84.5	67.2	99.1
Non-performing assets / Total assets (%)	0.15		0.31	0.40	0.07	1.06
Tangible common equity/Tangible assets (%)	11.87		8.40	8.62	5.61	10.89
Tier 1 leverage Ratio¹ (%)	12.30		10.02	10.01	8.36	11.92
Total RBC Ratio¹ (%)	20.23		15.06	15.19	13.99	17.06
CRE / Total RBC Ratio² (%)	296	³	276	267	193	361
LTM Core return on average assets[4] (%)	0.85		0.86	0.98	0.53	1.93
LTM Core return on average equity[4] (%)	7.8		11.5	12.0	5.8	20.8
LTM Net interest margin (%)	3.12		2.95	3.07	2.21	4.88
LTM Efficiency ratio (%)	65.7		61.2	59.0	45.1	72.6
Price/Tangible book value (%)	94		145	143	69	217
Price/LTM Core earnings per share[4] (x)	12.1		11.8	13.0	7.9	22.5
Price/Estimated 2025 earnings per share (x)	15.1		11.0	11.9	8.4	17.9
Price/Estimated 2026 earnings per share (x)	12.9		10.3	10.2	7.7	13.4
Current dividend yield (%)	6.9		3.9	4.0	0.0	7.2
Market capitalization ($mm)	1,913		2,658	2,705	1,176	4,606

1	Consolidated financial data sourced from Federal Reserve regulatory filings for WaFd, Inc. as of December 31, 2024
2	Bank-level financial data for all companies as of December 31, 2024
3	Preliminary bank-level financial data as of March 31, 2025
4

Core returns and earnings calculated as earnings before extraordinary items less income attributable to noncontrolling interest, gain on sale of securities, amortization of intangibles, goodwill or other non-recurring items, as defined by S&P Capital IQ Pro

Note: Financial data for Bank of Hawaii Corporation, Banner Corporation, Cathay General Bancorp, Hope Bancorp, Inc. and WaFd, Inc. as of or for the period ending March 31, 2025

Analysis of Precedent Transactions

PSC reviewed a group of nationwide merger and acquisition transactions. The group consisted of bank merger and acquisitions transactions in the United States, announced between January 1, 2022 and April 22, 2025 with target total assets greater than $10 billion at announcement (the “Precedent Transactions”).

The Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Old National Bancorp	Bremer Financial Corporation
Atlantic Union Bankshares Corporation	Sandy Spring Bancorp, Inc.
SouthState Corporation	Independent Bank Group, Inc.
UMB Financial Corporation	Heartland Financial USA, Inc.
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, PSC reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share, pay-to-trade, core deposit premium, and 1-day market premium. PSC compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of Precedent Transactions group.

	Columbia/ Pacific	Precedent Transactions
	Premier	Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	13.7	18.4	18.2	12.4	27.6
Transaction Price / Tangible Book Value Per Share (%)	99	148	137	100	154
Pay-to-Trade (%)	78	85	84	55	114
Tangible Book Value Premium to Core Deposits (%)	(0.0)	4.9	3.9	(0.0)	5.7
1-Day Market Premium (%)	5.7	14.3	16.0	7.1	28.1

Net Present Value Analyses

PSC performed an analysis that estimated the net present value of a share of Columbia common stock assuming Columbia performed in accordance with publicly available median analyst net income estimates for Columbia for the quarter ending June 30, 2025, as adjusted by the senior management of Columbia, the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia. To approximate the terminal value of a share of Columbia common stock at April 22, 2025, PSC applied price to 2029 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2029 tangible book value ranging from 90% to 165%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Columbia common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Columbia common stock of $19.11 to $32.73 when applying multiples of earnings and $17.90 to $33.62 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
10.0%	$22.23	$24.33	$26.43	$28.53	$30.63	$32.73
11.0%	$21.39	$23.40	$25.41	$27.43	$29.44	$31.45
12.0%	$20.59	$22.52	$24.45	$26.38	$28.30	$30.23
13.0%	$19.83	$21.68	$23.53	$25.38	$27.23	$29.08
14.0%	$19.11	$20.88	$22.65	$24.43	$26.20	$27.97

Tangible Book Value Per Share Multiples

Discount Rate	90%	105%	120%	135%	150%	165%
10.0%	$20.80	$23.36	$25.93	$28.49	$31.05	$33.62
11.0%	$20.02	$22.48	$24.93	$27.39	$29.84	$32.30
12.0%	$19.28	$21.63	$23.99	$26.34	$28.69	$31.05
13.0%	$18.58	$20.83	$23.09	$25.34	$27.60	$29.86
14.0%	$17.90	$20.07	$22.23	$24.39	$26.56	$28.72

PSC also considered and discussed with Columbia’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis, assuming Columbia’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Columbia’s common stock, applying the price to 2029 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 11.07%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(20.0%)	$18.12	$19.73	$21.33	$22.94	$24.55	$26.15
(10.0%)	$19.73	$21.54	$23.34	$25.15	$26.95	$28.76
0.0%	$21.33	$23.34	$25.35	$27.36	$29.36	$31.37
10.0%	$22.94	$25.15	$27.36	$29.56	$31.77	$33.98
20.0%	$24.55	$26.95	$29.36	$31.77	$34.18	$36.59

PSC also performed an analysis that estimated the net present value per share of Pacific Premier common stock, assuming Pacific Premier performed in accordance with publicly available median analyst net income estimates for Pacific Premier for the quarters ending June 30, 2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Pacific Premier for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia. To approximate the terminal value of a share of Pacific Premier common stock at April 22, 2025, PSC applied price to 2029 earnings multiples ranging from 8.0x to 13.0x and multiples of December 31, 2029 tangible book value ranging from 90% to 165%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Pacific Premier common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Pacific Premier common stock of $13.71 to $22.77 when applying multiples of earnings and $15.79 to $29.60 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
10.0%	$15.87	$17.25	$18.63	$20.01	$21.39	$22.77
11.0%	$15.29	$16.61	$17.93	$19.26	$20.58	$21.90
12.0%	$14.74	$16.00	$17.27	$18.54	$19.81	$21.07
13.0%	$14.21	$15.42	$16.64	$17.86	$19.07	$20.29
14.0%	$13.71	$14.87	$16.04	$17.21	$18.37	$19.54

Tangible Book Value Per Share Multiples

Discount Rate	90%	105%	120%	135%	150%	165%
10.0%	$18.33	$20.59	$22.84	$25.09	$27.34	$29.60
11.0%	$17.65	$19.81	$21.97	$24.12	$26.28	$28.44
12.0%	$17.00	$19.07	$21.14	$23.20	$25.27	$27.34
13.0%	$16.38	$18.36	$20.35	$22.33	$24.31	$26.29
14.0%	$15.79	$17.69	$19.59	$21.49	$23.40	$25.30

PSC also considered and discussed with Columbia’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis assuming Pacific Premier’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for Pacific Premier common stock, applying the price to 2029 earnings multiples range of 8.0x to 13.0x referred to above and a discount rate of 11.57%.

Earnings Per Share Multiples

Annual Estimate Variance	8.0x	9.0x	10.0x	11.0x	12.0x	13.0x
(20.0%)	$12.90	$13.94	$14.97	$16.00	$17.04	$18.07
(10.0%)	$13.94	$15.10	$16.26	$17.42	$18.58	$19.75
0.0%	$14.97	$16.26	$17.55	$18.84	$20.13	$21.43
10.0%	$16.00	$17.42	$18.84	$20.26	$21.68	$23.10
20.0%	$17.04	$18.58	$20.13	$21.68	$23.23	$24.78

PSC noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis

PSC analyzed certain potential pro forma effects of the merger on Columbia assuming the transaction closes on December 31, 2025. PSC utilized the following information and assumptions: (a) publicly available median analyst net income estimates for Columbia for the quarter ending June 30, 2025, as adjusted by the senior management of Columbia, the quarters ending September 30, 2025 and December 31, 2025 and the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia, (b) publicly available median analyst net income estimates for Pacific Premier for the quarters ending June 30,

2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Pacific Premier for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Columbia, and (c) transaction expenses, purchase accounting adjustments and, cost savings, as well as certain adjustments for CECL accounting standards and the redemption of a certain amount of Pacific Premier subordinated debt prior to closing. The analysis indicated that the transaction could, with closing assumed at December 31, 2025, be accretive to Columbia’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2026 through December 31, 2028 and dilutive to Columbia’s estimated tangible book value per share at close and for the years ending December 31, 2026 through December 31, 2028.

In connection with this analysis, PSC considered and discussed with the Columbia board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by Columbia following the mergers may vary from projected results and the variations may be material.

PSC’s Relationship

PSC is acting as Columbia’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.01% of the aggregate transaction value, which fee is contingent upon the closing of the merger. At the time of announcement of the transaction PSC’s fee was approximately $21 million. PSC also received a $3 million fee from Columbia upon rendering its opinion, which opinion fee will be credited in full towards the transaction fee which will become payable to PSC upon closing of the transaction. Columbia has also agreed to indemnify PSC against certain claims and liabilities arising out of PSC’s engagement.

In the two years preceding the date of PSC’s opinion, PSC did not provide any other investment banking services to Columbia, nor did PSC provide any investment banking services to Pacific Premier. In the ordinary course of PSC’s business as a broker-dealer, PSC may purchase securities from and sell securities to Columbia, Pacific Premier and their respective affiliates. PSC may also actively trade the equity and debt securities of Columbia, Pacific Premier and their respective affiliates for PSC’s account and for the accounts of PSC’s customers.

Opinion of Pacific Premier’s Financial Advisor

Pacific Premier engaged KBW to render financial advisory and investment banking services to Pacific Premier, including an opinion to the Pacific Premier board of directors as to the fairness, from a financial point of view, to the holders of Pacific Premier common stock of the exchange ratio. Pacific Premier selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions that were similar to the proposed transaction. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Pacific Premier board of directors held on April 23, 2025, at which the Pacific Premier board of directors evaluated the proposed transaction. At this meeting, KBW reviewed the financial aspects of the proposed transaction and rendered to the Pacific Premier board of directors an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its written opinion, the exchange ratio was fair, from a financial point of view, to the holders of Pacific Premier common stock. The Pacific Premier board of directors approved the merger agreement at such meeting.

The description of KBW’s opinion set forth herein is qualified in its entirety by reference to the full text of KBW’s opinion, which is attached as Annex C to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in rendering its opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Pacific Premier board of directors (in its capacity as such) in connection with its consideration of the financial terms of the mergers. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio to the holders of Pacific Premier common stock. It did not address the underlying business decision of Pacific Premier to engage in the mergers or enter into the merger agreement or constitute a recommendation to the Pacific Premier board of directors in connection with the mergers, and it does not constitute a recommendation to any holder of Pacific Premier common stock or any shareholder of any other entity as to how to vote in connection with the mergers or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder or shareholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the mergers or exercise any dissenters’ or appraisal rights that may be available to such stockholder or shareholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Pacific Premier and Columbia and bearing upon the mergers, including, among other things:

•	an execution version of the merger agreement, dated as of April 23, 2025;

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Pacific Premier;

•	certain draft and unaudited financial results for the fiscal quarter ended March 31, 2025 of Pacific Premier (provided by Pacific Premier);

•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Columbia;

•	certain draft and unaudited financial results for the fiscal quarter ended March 31, 2025 of Columbia (provided by Columbia);

•

certain regulatory filings of Pacific Premier and Columbia and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024;

•	certain other interim reports and other communications of Pacific Premier and Columbia to their respective stockholders and shareholders, as applicable; and

•

other financial information concerning the businesses and operations of Pacific Premier and Columbia furnished to KBW by Pacific Premier and Columbia or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Pacific Premier and Columbia;

•	the assets and liabilities of Pacific Premier and Columbia;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information for Pacific Premier and Columbia with similar information for certain other companies, the securities of which were publicly traded;

•

financial and operating forecasts and projections of Pacific Premier that were prepared by Pacific Premier management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of Pacific Premier management and with the consent of the Pacific Premier board of directors;

•

publicly available consensus “street estimates” of Columbia, as well as assumed Columbia long-term growth rates provided to KBW by Columbia management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Pacific Premier management and with the consent of the Pacific Premier board of directors; and

•

estimates regarding certain pro forma financial effects of the mergers on Columbia (including, without limitation, the cost savings expected to result or be derived from the mergers) that were prepared by Columbia management, provided to and discussed with KBW by such management, and used and relied upon by KBW based on such discussions, at the direction of Pacific Premier management and with the consent of the Pacific Premier board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Pacific Premier and Columbia regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Pacific Premier, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Pacific Premier.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with KBW or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Pacific Premier as to the reasonableness and achievability of the financial and operating forecasts and projections of Pacific Premier referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections were reasonably prepared and represented the best currently available estimates and judgments of Pacific Premier management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by Pacific Premier management. KBW further relied, with the consent of Pacific Premier, upon Columbia management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia, the assumed Columbia long-term growth rates, and the estimates regarding certain pro forma financial effects of the mergers on Columbia (including, without limitation, the cost savings expected to result or be derived from the mergers), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information was reasonably prepared and represented, or in the case of the Columbia “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Columbia management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Pacific Premier and Columbia that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, prolonged higher interest rates and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Pacific Premier and Columbia and with the consent of the Pacific Premier board of directors, that all such information provided a reasonable basis upon which KBW could form its opinion, and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pacific Premier or Columbia since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for credit losses, and KBW assumed, without independent verification and with Pacific Premier’s consent, that the aggregate allowances for credit losses for each of Pacific Premier and Columbia are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Pacific Premier or Columbia, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Pacific Premier or Columbia under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Pacific Premier and Columbia of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Pacific Premier and Columbia, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

that the mergers and any related transactions (including, without limitation, the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the execution version of the merger agreement reviewed by KBW and referred to above), with no adjustments to the exchange ratio and with no other consideration or payments in respect of Pacific Premier common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the mergers or any related transactions and that all conditions to the completion of the mergers and any related transactions would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the mergers and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Pacific Premier, Columbia or the pro forma entity, or the contemplated benefits of the mergers, including without limitation the cost savings expected to result or be derived from the mergers.

KBW assumed that the mergers would be consummated in a manner that complies with the applicable provisions of the Securities Act, the Exchange Act and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Pacific Premier that Pacific Premier relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Pacific Premier, Columbia, the mergers and any related transaction, and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio to the holders of Pacific Premier common stock. KBW expressed no view or opinion as to any other terms or aspects of the mergers or any term or aspect of any related transaction (including the bank merger), including, without limitation, the form or structure of the mergers or any such related transaction, any consequences of the mergers or any such related transaction to Pacific Premier, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the mergers, any such related transaction, or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There has been significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, prolonged higher interest rates and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion, and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Pacific Premier to engage in the mergers or enter into the merger agreement;

•	the relative merits of the mergers as compared to any strategic alternatives that are, have been or may be available to or contemplated by Pacific Premier or the Pacific Premier board of directors;

•

the fairness of the amount or nature of any compensation to any of Pacific Premier’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Pacific Premier common stock;

•

the effect of the mergers or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Pacific Premier (other than the holders of Pacific Premier common stock, solely with respect to the exchange ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Columbia or any other party to any transaction contemplated by the merger agreement;

•	the actual value of shares of Columbia common stock to be issued in the merger;

•

the prices, trading range or volume at which Pacific Premier common stock or Columbia common stock would trade following the public announcement of the mergers or the prices, trading range or volume at which Columbia common stock would trade following the consummation of the mergers;

•	any advice or opinions provided by any other advisor to any of the parties to the mergers or any other transaction contemplated by the merger agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Pacific Premier, Columbia, their respective stockholders or shareholders, or relating to or arising out of or as a consequence of the mergers or any related transaction, including whether or not the mergers would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW,

Pacific Premier and Columbia. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Pacific Premier board of directors in making its determination to approve the merger agreement and the mergers. Consequently, the analyses described below should not be viewed as determinative of the decision of the Pacific Premier board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the proposed transaction was determined through negotiation between Pacific Premier and Columbia and the decision of Pacific Premier to enter into the merger agreement was solely that of the Pacific Premier board of directors.

The following is a summary of the material financial analyses presented by KBW to the Pacific Premier board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Pacific Premier board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied transaction value for the merger of $20.83 per outstanding share of Pacific Premier common stock, or approximately $2,033.4 million in the aggregate (inclusive of the implied value of any in-the-money Pacific Premier stock options), based on the 0.9150 exchange ratio provided for in the merger agreement and the closing price of Columbia common stock on April 22, 2025. In addition to the financial analyses described below, KBW reviewed with the Pacific Premier board of directors for informational purposes, among other things, an implied transaction multiple for the proposed transaction (based on the implied transaction value for the merger of $20.83 per outstanding share of Pacific Premier common stock) of 12.9x Pacific Premier’s estimated calendar year 2026 earnings per share (“EPS”) using financial forecasts and projections of Pacific Premier provided by Pacific Premier management .

Pacific Premier Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Pacific Premier to 11 selected major exchange-traded banks headquartered in the Western region of the United States, defined by S&P Global as Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, New Mexico, Nevada, Oregon, Utah, Washington, and Wyoming, with total assets between $7.5 billion and $30 billion. Merger targets, ethnic group-focused banks and LendingClub Corporation were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

First Interstate BancSystem, Inc.	Banner Corporation
Glacier Bancorp, Inc.	CVB Financial Corp.
WaFd. Inc.	National Bank Holdings Corporation
First Hawaiian, Inc.	TriCo Bancshares
Axos Financial, Inc.	FirstSun Capital Bancorp
Bank of Hawaii Corporation

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (“MRQ”) or latest 12 months available or as of the end of such periods and market price information as of April 22, 2025. KBW also used 2025 and 2026 EPS estimates taken from financial forecasts and projections of Pacific Premier provided by Pacific Premier management and publicly available consensus “street estimates” for the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Pacific Premier’s historical financial statements, or the data presented under the section entitled “The Mergers—Opinion of Columbia’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Pacific Premier and the selected companies:

		Selected Companies
	PPBI(1)	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(2)	0.85% | 0.84%	0.87%	1.23%	1.14%	1.31%
MRQ Core Return on Average Tangible Common Equity(2)	7.73% | 7.52%	10.76%	12.80%	13.13%	14.74%
MRQ Net Interest Margin	3.02% | 3.06%	3.00%	3.20%	3.43%	3.96%
MRQ Fee Income / Revenue Ratio(3)	13.8% | 14.8%	11.2%	16.1%	16.4%	19.6%
MRQ Noninterest Expense / Average Assets	2.14% | 2.16%	2.50%	2.17%	2.20%	1.93%
MRQ Efficiency Ratio	65.4% | 67.5%	61.3%	58.4%	57.4%	56.6%

(1)	First metric was as of or for the quarter ended December 31, 2024 and second metric was as of or for the quarter ended March 31, 2025.
(2)

Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

(3)	Excluded gain on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Pacific Premier and the selected companies:

		Selected Companies
	PPBI(1)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	11.92% | 11.87%	7.73%	9.23%	8.83%	9.91%
Total Capital Ratio	20.28% | 20.23%	14.46%	15.11%	15.10%	15.33%
Loans Held for Investment / Deposits	83.2% | 82.0%	94.8%	84.0%	84.3%	74.5%
Loan Loss Reserves / Loans	1.48% | 1.46%	1.08%	1.19%	1.23%	1.37%
Nonperforming Assets / Loans + Other Real Estate Owned (“OREO”)	0.24% | 0.23%	0.74%	0.47%	0.55%	0.24%
MRQ Net Charge-offs / Average Loans	0.05% | (0.01%)	0.11%	0.10%	0.18%	0.05%

(1)	First metric was as of or for the quarter ended December 31, 2024 and second metric was as of or for the quarter ended March 31, 2025.

In addition, KBW’s analysis showed the following concerning the market performance of Pacific Premier and the selected companies:

		Selected Companies
	PPBI(1)	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	(10.9%)	5.1%	7.8%	10.8%	13.1%
Year-to-Date Stock Price Change	(20.9%)	(14.5%)	(12.8%)	(12.8%)	(11.0%)
Price / Tangible Book Value per Share	0.94x | 0.94x	1.36x	1.45x	1.54x	1.82x
Price / 2025 EPS Estimate	13.6x	10.9x	11.4x	12.1x	12.5x
Price / 2026 EPS Estimate	12.2x	9.6x	10.5x	10.7x	11.6x
Dividend Yield	6.7%	3.1%	3.5%	3.3%	4.3%
LTM Dividend Payout Ratio	80.0% | 85.7%	37.0%	39.6%	46.4%	68.3%

(1)	As applicable, first metric was as of or for the 12-month period ended December 31, 2024 and second metric was as of or for the 12-month period ended March 31, 2025.

No company used as a comparison in the above selected companies analysis is identical to Pacific Premier. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Columbia Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Columbia to 15 selected major exchange-traded U.S. banks with total assets between $30 billion and $100 billion and noninterest bearing deposits greater than 25% of total deposits. Merger targets were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

Zions Bancorporation, National Association	Prosperity Bancshares, Inc.
Western Alliance Bancorporation	BankUnited, Inc.
Comerica Incorporated	Hancock Whitney Corporation
Popular, Inc.	Banc of California, Inc.
Cullen/Frost Bankers, Inc.	Commerce Bancshares, Inc.
UMB Financial Corporation	Texas Capital Bancshares, Inc.
F.N.B. Corporation	United Bankshares, Inc.
SouthState Corporation

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter or latest 12 months available or as of the end of such periods and market price information as of April 22, 2025. KBW also used 2025 and 2026 EPS estimates taken from publicly available consensus “street estimates” for Columbia (except as noted) and the selected companies. Certain financial data presented in the tables below may not correspond to the data presented in Columbia’s historical financial statements, or the data presented under the section entitled “The Mergers—Opinion of Columbia’s Financial Advisor,” as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Columbia and the selected companies:

		Selected Companies
	COLB(1)	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(2)	1.31% | 1.26%	0.93%	0.99%	1.09%	1.31%
MRQ Core Return on Average Tangible Common Equity(2)	18.30% | 17.45%	12.15%	13.67%	13.17%	15.19%
MRQ Net Interest Margin	3.64% | 3.60%	3.05%	3.19%	3.23%	3.49%
MRQ Fee Income / Revenue Ratio(3)	10.5% | 11.8%	14.4%	20.9%	21.1%	24.5%
MRQ Noninterest Expense / Average Assets	2.05% | 2.10%	2.60%	2.38%	2.32%	2.10%
MRQ Efficiency Ratio	48.1% | 50.2%	62.2%	60.0%	59.5%	55.1%

(1)	First metric was as of or for the quarter ended December 31, 2024 and second metric was as of or for the quarter ended March 31, 2025.
(2)

Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

(3)	Excluded gain on sale of securities.

KBW’s analysis showed the following concerning the financial condition of Columbia and the selected companies:

		Selected Companies
	COLB(1)	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	7.20% | 7.50%	6.81%	7.99%	8.22%	9.95%
Total Capital Ratio	12.75% | 12.89%	14.12%	15.53%	15.36%	16.79%
Loans Held for Investment / Deposits	90.3% | 89.1%	87.3%	79.2%	77.3%	72.6%
Noninterest Bearing Deposits / Deposits	31.9% | 31.8%	27.1%	29.1%	30.2%	33.1%
Loan Loss Reserves / Loans	1.12% | 1.12%	1.01%	1.25%	1.23%	1.36%
Nonperforming Assets / Loans + OREO	0.15% | 0.22%	0.73%	0.50%	0.56%	0.39%
MRQ Net Charge-offs / Average Loans	0.27% | 0.32%	0.26%	0.18%	0.23%	0.13%

(1)	First metric was as of or for the quarter ended December 31, 2024 and second metric was as of or for the quarter ended March 31, 2025.

In addition, KBW’s analysis showed the following concerning the market performance of Columbia and the selected companies:

		Selected Companies
	COLB(1)	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	21.2%	(0.7%)	8.5%	6.1%	11.3%
Year-to-Date Stock Price Change	(15.7%)	(16.5%)	(13.6%)	(13.3%)	(10.3%)
Price / Tangible Book Value per Share	1.32x | 1.28x	1.21x	1.27x	1.43x	1.57x
Price / 2025 EPS Estimate	9.5x(2)	9.2x	10.1x	10.7x	12.3x
Price / 2026 EPS Estimate	8.0x	8.0x	8.9x	9.3x	10.3x
Dividend Yield	6.3%	2.4%	3.4%	3.1%	3.8%
LTM Dividend Payout Ratio	56.5% | 61.3%	27.9%	33.5%	35.9%	43.5%

(1)	As applicable, first metric was as of or for the 12-month period ended December 31, 2024 and second metric was as of or for the 12-month period ended March 31, 2025.

(2)

Based on 2025 estimated earnings of Columbia calculated using draft and unaudited financial results for the quarter ended March 31, 2025 of Columbia (provided by Columbia) and quarterly earnings estimates taken from publicly available consensus “street estimates” less the one-time pre-tax expense associated with the departure of Columbia’s former Executive Chairman on March 30, 2025 (as provided by Columbia).

No company used as a comparison in the above selected companies analysis is identical to Columbia. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Transactions Analysis. KBW reviewed publicly available information related to 15 selected U.S. bank transactions announced since January 1, 2021 with announced deal values between $1.0 billion and $5.0 billion. Transactions involving acquired companies with LTM return on average assets of less than 0.0% were excluded from the selected transactions.

The selected transactions were as follows:

Acquiror	Acquired Company

Berkshire Hills Bancorp, Inc.

Old National Bancorp

Atlantic Union Bankshares Corporation

Renasant Corporation

SouthState Corporation

UMB Financial Corporation

Provident Financial Services, Inc.

Raymond James Financial, Inc.

Valley National Bancorp

First Interstate BancSystem, Inc.

Citizens Financial Group, Inc.

Old National Bancorp

New York Community Bancorp, Inc.

Independent Bank Corp.

BancorpSouth Bank

Brookline Bancorp, Inc.

Bremer Financial Corporation

Sandy Spring Bancorp, Inc.

The First Bancshares, Inc.

Independent Bank Group, Inc.

Heartland Financial USA, Inc.

Lakeland Bancorp, Inc.

TriState Capital Holdings, Inc.

Bank Leumi Le-Israel Corporation

Great Western Bancorp, Inc.

Investors Bancorp, Inc.

First Midwest Bancorp, Inc.

Flagstar Bancorp, Inc.

Meridian Bancorp, Inc.

Cadence Bancorporation

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the respective selected transaction and, as was then publicly available from consensus “street estimates” or the transaction parties, the one-year forward EPS estimate for the acquired company at the announcement of the respective selected transaction:

•

Price per common share to tangible book value per share of the acquired company (in the case of two selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•

Pay to Trade ratio (calculated as the price to tangible book value multiple paid in the respective transaction divided by the acquiror’s standalone closing stock price to tangible book value multiple);

•

Price per common share to LTM core EPS of the acquired company (in the case of two selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM core net income);

•	Price per common share to estimated EPS of the acquired company for the first full year after the announcement of the respective transaction, referred to as FWD EPS; and

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium.

KBW also reviewed the price per common share paid for the acquired company for the 13 selected transactions involving publicly traded acquired companies as a premium/(discount) to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one day market premium). The resulting transaction multiples and premiums for the selected transactions were compared with the corresponding transaction multiples and premiums for the merger based on the implied transaction value for the merger of $20.83 per outstanding share of Pacific Premier common stock and using historical financial information for Pacific Premier as of or for the 12-month period ended March 31, 2025, financial forecasts and projections of Pacific Premier provided by Pacific Premier management and the closing price of Pacific Premier common stock on April 22, 2025.

The results of the analysis are set forth in the following table:

Selected Transactions
	COLB / PPBI	25th Percentile	Median	Average	75th Percentile
Price / Tangible Book Value per Share	0.99x	1.29x	1.50x	1.46x	1.60x
Pay-to-Trade Ratio	0.78x	0.74x	0.82x	0.85x	0.99x
Price / LTM Core EPS(1)	13.4x	12.0x	14.1x	14.0x	16.6x
Price / Forward EPS	14.4x	10.3x	12.6x	12.3x	13.7x
Core Deposit Premium	(0.0%)	3.6%	5.6%	5.1%	6.1%
One-Day Market Premium	5.7%	5.5%	12.3%	13.3%	20.0%

(1)

Based on core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Pacific Premier or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Columbia and Pacific Premier to various pro forma balance sheet and income statement items and the combined market capitalization of the combined company. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet and income statement data for Columbia and Pacific Premier as of or for the three-month and the 12-month periods ended March 31, 2025 provided by Columbia management and Pacific Premier management, respectively, (ii) publicly available consensus “street estimates” for Columbia and financial forecasts and projections of Pacific Premier provided by Pacific Premier management, and (iii) market price information as of April 22, 2025. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of

Columbia shareholders and Pacific Premier stockholders in the combined company based on the 0.915x exchange ratio provided for in the merger agreement:

	COLB % of Total	PPBI % of Total
Ownership:
Pro Forma Ownership at 0.915x exchange ratio	70.3%	29.7	%(3)
Market Capitalization:
Pre-Deal Market Capitalization	71.4%	28.6%
Balance Sheet:
Total Assets	74.0%	26.0%
Gross Loans Held For Investment	75.8%	24.2%
Total Deposits	74.2%	25.8%
Tangible Common Equity	64.8%	35.2%
Income Statement:
LTM Core Earnings(1)	80.8%	19.2%
2025 Estimated Earnings(2)	78.2%	21.8%
2026 Estimated Earnings	79.2%	20.8%

(1)

Core net income after taxes and before extraordinary items, excluding gain on the sale of available for sale securities, amortization of intangibles, goodwill and nonrecurring items, as defined by S&P Global.

(2)

Based on 2025 estimated earnings of Columbia calculated using draft and unaudited financial results for the quarter ended March 31, 2025 of Columbia (provided by Columbia) and quarterly earnings estimates taken from publicly available consensus “street estimates” less the one-time pre-tax payment by Columbia related to the departure of a board member (as provided by Columbia).

(3)

Inclusive of outstanding Columbia restricted stock units and restricted stock awards and Pacific Premier performance-based stock units, pro forma ownership percentage of Pacific Premier stockholders in the combined company would be 29.6%.

Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Columbia and Pacific Premier. Using (i) closing balance sheet estimates assumed as of December 31, 2025 based on draft and unaudited financial results for the quarter ended March 31, 2025 of Columbia provided by Columbia and publicly available consensus “street estimates” for Columbia and taken from financial forecasts and projections of Pacific Premier provided by Pacific Premier management, (ii) publicly available 2026 EPS consensus “street estimates” for Columbia and an assumed long-term EPS growth rate for Columbia provided by Columbia management, (iii) financial forecasts and projections of Pacific Premier provided by Pacific Premier management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the mergers as well as certain purchase accounting adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Columbia management, KBW analyzed the potential financial impact of the mergers on certain projected financial results of Columbia. This analysis indicated the mergers could be accretive to Columbia’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive to Columbia’s estimated tangible book value per share at closing assumed as of December 31, 2025. The analysis also indicated that, based on Columbia’s projected pro forma financial results attributable to a share of Pacific Premier common stock using the 0.9150 exchange ratio provided for in the merger agreement, the mergers could be accretive relative to Pacific Premier’s estimated 2026 EPS and estimated 2027 EPS and could be dilutive relative to Pacific Premier’s estimated tangible book value per share at closing assumed as of December 31, 2025. For all of the above analysis, the actual results achieved by Columbia following the mergers may vary from the projected results, and the variations may be material.

Pacific Premier Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Pacific Premier to estimate a range for the implied equity value of Pacific Premier. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Pacific Premier provided by Pacific

Premier management, and KBW assumed discount rates ranging from 12.5% to 14.5%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Pacific Premier could generate over the period from March 31, 2025 through December 31, 2029 as a standalone company, and (ii) the present value of Pacific Premier’s implied terminal value at the end of such period. KBW assumed that Pacific Premier would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Pacific Premier, KBW applied a range of 9.0x to 13.0x Pacific Premier’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of Pacific Premier common stock of $22.15 to $28.03.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Pacific Premier.

Columbia Dividend Discount Model Analysis. KBW performed a dividend discount model analysis of Columbia to estimate a range for the implied equity value of Columbia. In this analysis, KBW used publicly available consensus “street estimates” of Columbia and assumed long-term growth rates for Columbia provided by Columbia management, and KBW assumed discount rates ranging from 12.50% to 14.50%. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Columbia could generate over the period from March 31, 2025 through December 31, 2029 as a standalone company, and (ii) the present value of Columbia’s implied terminal value at the end of such period. KBW assumed that Columbia would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Columbia, KBW applied a range of 8.5x to 12.5x Columbia’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of Columbia common stock of $22.24 to $31.48.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Columbia or the pro forma combined company.

Illustrative Pro Forma Combined Dividend Discount Model Analysis. KBW performed an illustrative dividend discount model analysis of the pro forma combined company. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Pacific Premier provided by Pacific Premier management, publicly available consensus “street estimates” of Columbia, assumed long-term growth rates for Columbia provided by Columbia management and certain pro forma assumptions (including, without limitation, the cost savings expected to result from the mergers as well as certain purchase accounting adjustments and other merger-related adjustments and the restructuring charge assumed with respect thereto) provided by Columbia management, and KBW assumed discount rates ranging from 12.50% to 14.50%. An illustrative range for the implied equity value of the pro forma combined company was derived by adding (i) the present value of the implied future excess capital available for dividends that the pro forma combined company could generate over the period from December 31, 2025 through December 31, 2030, and (ii) the present value of the pro forma combined company’s implied terminal value at the end of such period, in each case applying the pro forma assumptions. KBW assumed that the pro forma combined company would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating implied terminal values of the pro forma combined company, KBW applied a range of 8.5x to 12.5x the pro forma combined company’s estimated 2031 earnings. This dividend discount model analysis resulted in an illustrative range of implied values for the 0.9150 of a share of Columbia common stock to be received in the merger for each share of Pacific Premier common stock of $23.10 to $31.75.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Pacific Premier, Columbia or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Pacific Premier in connection with the transaction and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Pacific Premier Bank), may from time to time purchase securities from, and sell securities to, Pacific Premier and Columbia. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pacific Premier or Columbia for its and their own respective accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Pacific Premier agreed to pay KBW a cash fee equal to 1.10% of the aggregate merger consideration, $2,000,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the merger. Pacific Premier also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of KBW’s opinion, KBW did not provide investment banking or financial advisory services to Pacific Premier. In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Columbia. KBW may in the future provide investment banking and financial advisory services to Pacific Premier or Columbia and receive compensation for such services.

Certain Unaudited Prospective Financial Information

Columbia and Pacific Premier do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial measures for the current year and certain future years in their respective regular earnings conference calls, investor conference presentations, press releases and other investor materials.

However, in connection with the mergers, Columbia and Pacific Premier are including in this joint proxy statement/prospectus certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”), with respect to Columbia and Pacific Premier on a standalone basis and without giving effect to the mergers (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”). The prospective financial information of Columbia prepared or approved by Columbia senior management was provided to and used by PSC with approval for use by Columbia senior management, and provided to and used by KBW with approval for use by Pacific Premier senior management for the purpose of performing certain financial analyses in connection with their respective opinions, and to the Columbia board of directors and the Pacific Premier board of directors in connection with their respective evaluations of the mergers. The prospective financial information of Pacific Premier prepared or approved by Columbia senior management was provided to and used by PSC with approval for use by Columbia senior management for the purpose of performing certain financial analyses in connection with PSC’s opinion and to the Columbia board of directors in connection with its evaluation of the mergers. The prospective financial information of Pacific Premier prepared by and approved for use by Pacific Premier senior management was provided to and used by KBW for the purpose of performing certain financial analyses in connection with its opinion, and to the Pacific Premier board of directors in connection with its evaluation of the mergers. See the sections entitled “The Mergers—Opinion of Columbia’s Financial Advisor” and “The Mergers—Opinion of Pacific Premier’s Financial Advisor.” A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing Columbia shareholders and Pacific Premier stockholders access to certain nonpublic information made available to Columbia and Pacific Premier and their respective boards of directors and financial advisors.

Neither Columbia nor Pacific Premier endorses the prospective financial information as necessarily predictive of actual future results. The prospective financial information, to the extent prepared by Columbia or Pacific Premier senior management, was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Furthermore, although presented with numerical specificity, the prospective financial information and the assumptions underlying the prospective financial information reflect numerous estimates and assumptions with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Columbia and Pacific Premier operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 31 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 28 of this joint proxy statement/prospectus and in the reports that Columbia and Pacific Premier file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Columbia and Pacific Premier and will be beyond the control of Columbia following the completion of the mergers. The prospective financial information represents, as applicable, Columbia and Pacific Premier’s senior management’s evaluation, or Wall Street analysts’ evaluation, of Columbia’s and Pacific Premier’s expected future financial performance on a standalone basis, without reference to the mergers (except as expressly set forth under “—Certain Estimated Synergies Attributable to the Mergers”). There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of Columbia or Pacific Premier could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that Columbia, Pacific Premier or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any Columbia shareholders or Pacific Premier stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.

This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use (other than publicly available consensus Wall Street analysts’ estimates, or “street estimates”) and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Columbia or Pacific Premier of the mergers, and does not attempt to predict or suggest actual future results of Columbia following the completion of the mergers or give effect to the mergers, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by Columbia as a result of the mergers (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”), the effect on Columbia or Pacific Premier of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers. Further, the prospective financial information does not take into account the effect of any possible failure of the mergers to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which Columbia would operate after the mergers.

The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results Columbia will achieve if the mergers are completed and is not intended to represent forecasted financial information for Columbia if the mergers are completed.

By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither Columbia nor Pacific Premier nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Columbia or Pacific Premier compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither Columbia, Pacific Premier nor, after completion of the mergers, Columbia undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any Columbia shareholder to vote in favor of the Columbia share issuance proposal or any of the other proposals to be voted on at the Columbia special meeting nor to induce any Pacific Premier stockholder to vote in favor of the Pacific Premier merger proposal or any of the other proposals to be voted on at the Pacific Premier special meeting.

The accompanying prospective financial information, to the extent prepared by Columbia or Pacific Premier senior management, was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP.

Subject to the above, the prospective financial information included in this section has been provided by Columbia’s senior management and Pacific Premier’s senior management as described in this section. Neither Deloitte & Touche LLP (each of Columbia’s and Pacific Premier’s independent registered public accounting firm) nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Deloitte & Touche LLP incorporated by reference in this joint proxy statement/prospectus relate to Columbia’s and Pacific Premier’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

In light of the foregoing, and taking into account that the Columbia special meeting and the Pacific Premier special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Columbia shareholders and Pacific Premier stockholders are strongly cautioned not to place unwarranted reliance on such information, and Columbia and Pacific Premier urge all Columbia shareholders and Pacific Premier stockholders to review Columbia’s and Pacific Premier’s respective most recent SEC filings for descriptions of Columbia’s and Pacific Premier’s respective reported financial results and the financial statements of Columbia and Pacific Premier incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” in this joint proxy statement/prospectus.

Certain Stand-Alone Columbia Prospective Financial Information used by PSC and KBW

The following table includes median street estimates of Columbia’s net income (and the resulting earnings per share) for the nine months ended December 31, 2025 and for the year ended December 31, 2026, as extrapolated by Columbia’s senior management for the years ended December 31, 2027, 2028 and 2029 using a 5% long-term annual growth rate, approved by Columbia senior management in the case of PSC and by Pacific Premier senior management in the case of KBW for use in certain of such financial advisor’s financial analyses performed in connection with its respective opinion, which are further described in the sections entitled “—Opinion of Columbia’s Financial Advisor” and “—Opinion of Pacific Premier’s Financial Advisor” beginning on pages 69 and 80. The following table also includes projected dividends of $1.44 per share in the year ended December 31, 2025, with a $0.04 per share annual growth rate thereafter, approved by Columbia senior management for use in certain of PSC’s financial analyses performed in connection with its opinion, which are further described in the section entitled “—Opinion of Columbia’s Financial Advisor” beginning on page 69.

	2025E(1)	2026E	2027E	2028E	2029E
Net Income (millions)	$418.8	$599.8	$629.7	$661.2	$694.2
Earnings per Share	$1.99	$2.85	$3.00	$3.15	$3.30
Dividends per Share	$1.08	$1.44	$1.48	$1.52	$1.56

(1)

For the nine (9) months ended December 31, 2025 reflecting combined median street estimates for the quarters ended June 30, 2025 (as adjusted at the direction of Columbia senior management), September 30, 2025 and December 31, 2025.

Certain Stand-Alone Pacific Premier Prospective Financial Information used by PSC

The following table includes (i) median street estimates of Pacific Premier’s net income (and the resulting earnings per share) for the nine months ended December 31, 2025 and for the year ended December 31, 2026, as extrapolated by Columbia’s senior management for the years ended December 31, 2027 and 2028 and using a 5% estimated annual long-term growth rate for the year ending December 31, 2029 and (ii) projected dividends of $1.32 per share in the year ended December 31, 2025 and in each year thereafter, approved by Columbia senior management for use by PSC in certain of its financial analyses performed in connection with its opinion, which is further described in the section entitled “—Opinion of Columbia’s Financial Advisor” beginning on page 69.

	2025E(1)	2026E	2027E	2028E	2029E
Net Income (millions)	$99.8	$149.5	$175.7	$200.8	$210.8
Earnings per Share	$1.02	$1.54	$1.81	$2.07	$2.17
Dividends per Share	$0.99	$1.32	$1.32	$1.32	$1.32

(1)	For the nine (9) months ended December 31, 2025

Certain Stand-Alone Pacific Premier Prospective Financial Information used by KBW

The following table includes certain prospective financial information based on internal management forecasts and projections prepared by Pacific Premier senior management for the years ending December 31, 2025 through 2029, which were approved for KBW to use by Pacific Premier senior management in certain of the financial analyses performed in connection with KBW’s opinion, which is described in the section entitled “—Opinion of Pacific Premier’s Financial Advisor” beginning on page 80.

	2025E	2026E	2027E	2028E	2029E
Net Income (millions)	$140.9	$157.2	$184.2	$201.4	$216.3
Earnings per Share	$1.45	$1.62	$1.88	$2.05	$2.19
Total Assets at December 31 (millions)	$17,712	$17,989	$18,320	$18,676	$19,053

Certain Estimated Synergies Attributable to the Mergers

The management of Columbia developed and provided to the Columbia board of directors certain prospective financial information relating to the anticipated net cost savings to be realized by Columbia beginning in 2026 (assuming a December 31, 2025 closing of the mergers). Such prospective financial information, which we refer to in this “—Certain Estimated Synergies Attributable to the Merger” section as the “cost synergies”, also was (i) provided to PSC and approved by Columbia senior management for PSC’s use and reliance, and (ii) provided to KBW and approved by Pacific Premier senior management for KBW’s use and reliance, in each case for use in certain of such financial advisors’ respective financial analyses performed in connection with such financial advisors’ respective opinions which is further described in the section entitled “—Opinion of Columbia’s Financial Advisor” and “—Opinion of Pacific Premier’s Financial Advisor” beginning on pages 69 and 80.

The cost synergies consisted of approximately 30% of Pacific Premier’s non-interest expense base with an assumed annual growth rate of 3%, 75% expected to be realized in 2026 and 100% thereafter resulting in anticipated pre-tax cost savings of $92.4 million in 2026, $127.4 million in 2027, $132.3 million in 2028, and $137.0 million in 2029.

See the section above entitled “—Certain Unaudited Prospective Financial Information” for further information regarding the uncertainties underlying the cost synergies as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing cost synergies in connection with the mergers.

Interests of Certain Columbia Directors and Executive Officers in the Mergers

Columbia’s directors and executive officers as of immediately prior to the effective time are expected to continue to serve as directors or executive officers, as applicable, of the surviving entity and the surviving bank following the effective time. Other than the foregoing, Columbia’s directors and executive officers do not have any interests in the mergers that may be different from, or in addition to, the interests of Columbia shareholders generally.

Interests of Certain Pacific Premier Directors and Executive Officers in the Mergers

Certain of Pacific Premier’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of Pacific Premier stockholders generally. The Pacific Premier board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers and in recommending to Pacific Premier stockholders that they vote “FOR” the Pacific Premier merger proposal, the Pacific Premier compensation proposal and the Pacific Premier adjournment proposal. For more information, see the sections entitled “The Mergers—Background of the Mergers” beginning on page 55 and “The Mergers—Pacific Premier’s Reasons for the Mergers; Recommendation of the Pacific Premier Board of Directors” beginning on page 66. Such interests are described in more detail below.

Treatment of Pacific Premier Equity Awards

Pacific Premier RSAs

At the effective time, each Pacific Premier RSA that is outstanding and unvested immediately prior to the effective time will (i) if granted to a non-employee member of the Pacific Premier board of directors, be converted into the right to receive the merger consideration, less applicable withholding and (ii) if not granted to an individual described in clause (i), be assumed and converted into a Columbia RSA with the same terms and conditions as were applicable under such Pacific Premier RSA immediately prior to the effective time (including vesting terms and any change in control and termination of employment protection under Pacific Premier’s stock plans and the Pacific Premier RSAs), and relating to the number of shares of Columbia common stock equal to the product of (A) the number of shares of Pacific Premier common stock subject to such Pacific Premier RSA immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Columbia common stock. Any dividends that were accrued (but not paid) on such Pacific Premier RSA immediately prior to the effective time will be paid to the applicable holder (x) in the case of a Pacific Premier RSA granted to a non-employee member of the Pacific Premier board of directors, promptly after the effective time and (y) in the case of a Pacific Premier RSA not granted to a non-employee member of the Pacific Premier board of directors, at the time the converted Columbia RSA becomes vested in accordance with its terms.

Pacific Premier Performance Awards

At the effective time, each Pacific Premier performance award will be assumed and converted automatically into a Columbia RSU award relating to the number of shares of Columbia common stock equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier performance award immediately prior to the effective time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the effective time based on target performance (which amount will include without limitation or duplication any shares of Pacific Premier common stock issuable in respect of dividend equivalents accrued as of immediately prior to the effective time on such shares of Pacific Premier common stock) multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Columbia common stock. Each such Columbia RSU award will be subject to the same terms and conditions (including vesting terms and any change in control and termination of employment protection under Pacific Premier’s stock plans and the Pacific Premier performance awards) as applied to the Pacific Premier performance award immediately prior to the effective time; provided, that each such Columbia RSU award will be subject only to service-based vesting through the end of the original performance period under the applicable Pacific Premier performance award and will no longer be subject to any performance conditions.

Pacific Premier Option Awards

At the effective time, each Pacific Premier option award, whether vested or unvested, will be cancelled and entitle the holder of such Pacific Premier option award to receive an amount in cash equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, multiplied by (ii) the excess, if any, of the cashout price of such Pacific Premier option award as specified in the merger agreement over the exercise price per share of the Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, less applicable withholding.

Pacific Premier Employment Agreements and Severance and Change in Control Agreements

Pacific Premier has previously entered into employment agreements with Steven R. Gardner, Edward E. Wilcox, Ronald J. Nicolas Jr., Michael S. Karr, Thomas E. Rice, and one Pacific Premier executive officer who is not a named executive officer. Pacific Premier has previously entered into severance and change in control agreements with four Pacific Premier executive officers who are not named executive officers. The employment agreements and the severance and change in control agreements provide for change in control severance benefits in the event that the executive’s employment is terminated by Pacific Premier or the surviving company other than for “cause” or by the executive for “good reason” (each, an “involuntary termination”) in connection with a change in control. The effective time will constitute a change in control for purposes of the employment agreements and the severance and change in control agreements.

The change in control severance benefits under the above-referenced employment agreements and severance and change in control agreements include:

•

In the case of Messrs. Gardner, Nicolas, and Wilcox: if the executive incurs an involuntary termination within six (6) months prior to, or within two (2) years following, a change in control, then the executive will be entitled to receive (A) severance equal to the product of (x) the sum of the executive’s base salary plus the greater of the executive’s target incentive bonus for the year of termination or the highest annual incentive bonus paid during the prior three (3) years, (y) multiplied by three (3) and (B) if the executive timely elects continued coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), as amended (x) participation in COBRA at active employee rates for a period ending at the earlier of (i) eighteen (18) months or (ii) the date the executive becomes covered under another employer’s health insurance plan, and (y) to the extent such period extends to the eighteen (18)-month anniversary of the termination date, a cash payment equal to the employer portion of health insurance premiums for eighteen (18) months, payable in a lump sum. In addition, the employment agreements for Messrs. Gardner, Nicolas, and Wilcox provide that each such executive will be indemnified in the event there is a dispute with respect to the value ascribed to such executive’s post-termination non-competition covenant and the executive incurs tax liability as a result of the value finally ascribed. It is not expected that any of the executives will be entitled to any such indemnity in connection with the mergers or a termination of employment in connection therewith.

•

In the case of Messrs. Karr and Rice: if the executive incurs an involuntary termination within two (2) years following a change in control, then the executive will be entitled to receive (A) severance equal to the product of (x) the sum of the executive’s base salary plus the greater of the executive’s target incentive bonus for the year of termination or the highest annual incentive bonus paid during the prior three (3) years, (y) multiplied by two (2) and (B) if the executive timely elects continued coverage under COBRA, (x) participation in COBRA at active employee rates for a period ending at the earlier of (i) eighteen (18) months or (ii) the date the executive becomes covered under another employer’s health insurance plan, and (y) to the extent such period extends to the eighteen (18)-month anniversary of the termination date, a cash payment equal to the employer portion of health insurance premiums for six (6) months, payable in a lump sum.

•

In the case of the one Pacific Premier executive officer who is not a named executive officer and who is party to an employment agreement: if the executive incurs an involuntary termination within two (2) years following a change in control, then the executive will be entitled to receive (A) severance equal to the sum of the executive’s base salary plus the greater of the executive’s target incentive bonus for the year of termination or the highest annual incentive bonus paid during the prior three (3) years, and (B) if the executive timely elects continued coverage under COBRA, participation in COBRA at active employee rates for a period ending at the earlier of (x) twelve (12) months or (y) the date the executive becomes covered under another employer’s health insurance plan. It is expected that, prior to the closing of the mergers, Pacific Premier will enter into an agreement amendment with this executive to provide for participation in COBRA at active employee rates for a period ending at the earlier of (x) eighteen (18) months or (y) the date the executive becomes covered under another employer’s health insurance plan, in the event of an involuntary termination within two (2) years following a change in control.

•

In the case of the four Pacific Premier executive officers who are not named executive officers and who are party to a severance and change in control agreement: if the executive incurs an involuntary termination within two (2) years following a change in control, then the executive will be entitled to receive severance equal to the sum of the executive’s then current base salary plus the greater of the executive’s target incentive bonus for the year of termination or the highest annual incentive bonus paid during the prior three (3) years. It is expected that, prior to the closing of the mergers, Pacific Premier will enter into an agreement amendment with each of these executives to provide for participation in COBRA at active employee rates for a period ending at the earlier of (x) eighteen (18) months or (y) the date the executive becomes covered under another employer’s health insurance plan, in the event of an involuntary termination within two (2) years following a change in control.

•

With respect to each executive described above, one-half of the severance payment (excluding COBRA subsidies and payments in lieu thereof) is scheduled to be paid to the executive in a lump sum on the sixtieth (60th) day following the termination date and the remaining one-half of such severance payment is scheduled to be paid in twelve (12) equal monthly installments, with the first such payment due on the last day of the first full calendar month following the termination date. Such payments may be delayed to the extent required by applicable law.

•	With respect to each executive described above, payment of the change in control severance benefits are subject to the executive’s execution and non-revocation of a release of claims.

For an estimate of the amounts that would be payable to each of Pacific Premier’s named executive officers upon a qualifying termination at the effective time under the employment agreements, see the section entitled “—Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers” beginning on page 103. Based on the same assumptions set forth in such section, the estimated aggregate amount that would be payable to the five (5) Pacific Premier executive officers who are not named executive officers and are party to an employment agreement or a severance and change in control agreement upon a qualifying termination at the effective time under such agreements is $3,036,507.48.

Severance Policy

In accordance with the merger agreement, each of Pacific Premier’s employees that is not party to an individually-negotiated agreement providing for severance payments will be entitled to receive severance in the event of (i) a termination without cause or (ii) a termination by the employee due to a requirement to relocate their primary office location by more than thirty (30) miles, in each case within eighteen (18) months following the effective time. In the event of a qualifying termination, an employee will be entitled to receive two (2) weeks of severance per year of service, based on the employee’s annual base salary or base wages, with a minimum of two (2) weeks and maximum of twenty-six (26) weeks. In order to receive such severance, an employee must execute and not revoke a release of claims, as well as comply with other applicable terms and conditions.

Based on the same assumptions set forth in the section entitled “—Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers” beginning on page 103, the estimated amount that would be payable to the one (1) Pacific Premier executive officer who is not a named executive officer and is a participant in such severance policy is $56,395.00.

Annual Cash Bonuses

In accordance with the merger agreement, all of Pacific Premier’s annual bonus-eligible employees, including its executive officers, will receive an annual cash bonus, provided that such employee (a) remains continuously employed through the date Columbia pays its employees their annual bonuses for the year in which the effective time occurs or (b) incurs a termination without cause on or following the effective time. With respect to each eligible employee, such annual cash bonus will equal (a) such employee’s target annual bonus as of immediately prior to the effective time, pro-rated based on the time the employee was employed during the year the effective time occurs, plus (b) if, the effective time occurs in 2026 but before Pacific Premier has paid annual bonuses for 2025, such employee’s 2025 target annual bonus. The annual cash bonuses will be paid on the earlier of (a) the date Columbia pays its employees their annual bonuses for the applicable year and (b) in the case of employees who incur a termination without cause on or following the effective time, within seventy-four (74) days after such termination. These annual cash bonuses will be paid at target rather than based on the achievement of specific performance goals and will be pro-rated depending on the time employed during such year.

For an estimate of the amounts that would be payable to each of Pacific Premier’s named executive officers upon a qualifying termination at the effective time in respect of the annual cash bonuses, see the section entitled “—Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers” beginning on page 103. Based on the same assumptions set forth in such section, the estimated aggregate amount that would be payable to the six (6) Pacific Premier executive officers who are not named executive officers upon a qualifying termination at the effective time in respect of the annual cash bonuses is $953,602.40.

Salary Continuation Agreements with Steven R. Gardner and Edward E. Wilcox

Pacific Premier has previously entered in salary continuation agreements with Steven R. Gardner and Edward E. Wilcox. Pursuant to the salary continuation agreement by and between Pacific Premier and Mr. Gardner, dated as of April 1, 2006 and amended as of January 1, 2013, if Mr. Gardner’s employment terminates (including due to resignation) for any reason other than for cause within twelve (12) months following a change in control, Mr. Gardner is entitled to a cash lump sum payment equal to $1,982,130 within ninety (90) days following such termination of employment, in satisfaction of all payments due under the salary continuation agreement. Pursuant to the salary continuation agreement by and between Pacific Premier and Mr. Wilcox, dated as of March 3, 2014, if Mr. Wilcox’s employment terminates (including due to resignation) for any reason other than for cause, prior to attaining the age of 62, within twelve (12) months following a change in control, Mr. Wilcox is entitled to a lump sum cash payment equal to $989,413, payable within ninety (90) days following such termination of employment, in satisfaction of all payments due under the salary continuation agreement. Mr. Wilcox is not expected to be 62 or older prior to the first anniversary of the effective time. The effective time will constitute a change in control for purposes of the salary continuation agreements.

Change in Control Bonus Agreement with Steven R. Gardner

During the fourth quarter of 2024, the compensation committee of the Pacific Premier board of directors, in consultation with its independent compensation consultants, began to reevaluate the structure and size of the overall compensation package for Steven R. Gardner, Chairman, President and Chief Executive Officer of Pacific Premier, including his severance benefits within and outside of the context of a change in control. As is customary, Mr. Gardner did not participate in these deliberations or analyses, which continued separate from, although overlapping the time period of, discussions between Pacific Premier and Columbia regarding a potential strategic transaction. On April 23, 2025, following the Pacific Premier board of directors’ approval and adoption of the merger agreement and the transactions contemplated thereby, including the mergers, and in relation to the foregoing deliberations and analyses of Mr. Gardner’s overall compensation package, the independent members of the Pacific Premier board of directors (which included each of the members of the compensation committee of the Pacific Premier board of directors) met separately without Mr. Gardner to consider a one-time cash bonus to Mr. Gardner in recognition of his leadership of Pacific Premier for over 25 years, as well as Mr. Gardner’s contributions to Pacific Premier’s success, including his execution of strategic initiatives at the direction of the Pacific Premier board of directors, as well as the successful negotiation of the mergers and efforts that will be required to complete the mergers. Following this discussion and upon the unanimous recommendation of the compensation committee of the Pacific Premier board of directors, the independent members of the Pacific Premier board of directors unanimously approved a one-time cash bonus payable to Mr. Gardner in an amount equal to $16,500,000 (the “CIC Bonus”) upon consummation of the mergers pursuant to a Change in Control Bonus Agreement between Pacific Premier and Mr. Gardner (the “Gardner CIC Agreement”). Pursuant to the Gardner CIC Agreement, Pacific Premier will pay the CIC Bonus on the closing date, subject to (i) Mr. Gardner’s continuous employment through the effective time (unless his employment is terminated by Pacific Premier without cause or by Mr. Gardner for good reason),

(ii) Mr. Gardner’s execution and non-revocation of a general release of claims and (iii) Mr. Gardner’s compliance with the non-competition covenant set forth in the Gardner CIC Agreement. Mr. Gardner did not request, and was not involved in any deliberations by the Pacific Premier board of directors or its compensation committee regarding, the CIC Bonus, and did not negotiate the form, amount, timing or terms of the CIC Bonus or the Gardner CIC Agreement.

Consulting Agreement of Steven R. Gardner with Columbia

Mr. Gardner is expected to enter into a consulting agreement with Columbia pursuant to which, subject to the completion of the mergers, he will serve as an advisor to the surviving entity for one year following the effective time in exchange for an aggregate advisory fee of $2,200,000.

Other Actions

In accordance with the merger agreement, Pacific Premier has established a retention program to promote retention of Pacific Premier employees and to incentivize efforts to consummate the mergers and effectuate the integration and conversion. Payment of awards under this retention program will be contingent upon the recipient’s continued employment through the effective time and the applicable payment date(s) set forth in the retention agreement, subject to earlier payout upon a termination without cause. Certain of Pacific Premier’s executive officers may be eligible to participate in this retention program, along with other key leaders and critical contributors to the organization. As of the date of this joint proxy statement/prospectus, no such retention award has been granted to any Pacific Premier executive officer.

In connection with the merger, Columbia has established a retention program to promote retention of Pacific Premier employees and to incentivize efforts to consummate the mergers and effectuate the integration and conversion. Payment of awards under this retention program will be contingent upon the recipient’s continued employment through the effective time and the applicable vesting date(s) set forth in the retention letter. Certain of Pacific Premier’s executive officers may be eligible to participate in this retention program, along with other key leaders and critical contributors to the organization. As of the date of this joint proxy statement/prospectus, Mr. Rice has received a retention letter providing for (i) a cash retention award equal to $600,000, which will vest in three equal installments on the date that is sixty (60) days following the successful conversion of the core operating systems (the “Conversion Date”) and each of the first and second anniversaries of the Conversion Date, and (ii) a Columbia RSU award with a grant date fair value of $400,000, which will be granted within thirty (30) days after the effective time and will vest in three equal installments on each of the first, second and third anniversaries of the Conversion Date. In addition, one Pacific Premier executive officer who is not a named executive officer has received a retention letter providing for a cash retention award equal to $300,000, which will vest in three equal installments on each of the first, second and third anniversaries of the Conversion Date.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement generally provides that from and after the effective time, Columbia as the surviving entity will indemnify and hold harmless (and will advance expenses as incurred to) all of Pacific Premier’s present and former directors, officers and employees (among others) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of actions or omissions occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, to the extent they are indemnified by Pacific Premier or its subsidiaries on the date of the merger agreement, and Columbia will also advance expenses as incurred, in each case, to the fullest extent permitted under applicable law. The merger agreement generally requires Columbia as the surviving entity to maintain in effect for a period of six years after the effective time the current policies of directors’ and officers’ liability insurance, maintained by Pacific Premier with respect to claims arising from facts or events that occurred prior to the effective time or certain substitute policies, or to obtain a six-year tail policy under Pacific Premier’s existing directors’ and officers’

liability insurance policy providing equivalent coverage. For a more detailed description, see the section entitled “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance” beginning on page 120.

Appointment of Pacific Premier Directors to the Boards of Directors of Columbia and Umpqua Bank

At the effective time, three legacy Pacific Premier directors mutually agreed to by Columbia and Pacific Premier, will become members of the board of directors of Columbia and the board of directors of Umpqua Bank, one of whom is expected to be Pacific Premier’s Chairman, President and Chief Executive Officer, Steven R. Gardner. Other than Mr. Gardner, as of the date of this joint proxy statement/prospectus, no decisions have been made with respect to the remaining two which current Pacific Premier directors will be appointed to the board of directors of the combined company and the board of directors of the surviving bank in the mergers. Non-employee members of the board of directors of the combined company will be compensated for such service.

Quantification of Potential Payments and Benefits to Pacific Premier’s Named Executive Officers

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation that will or may be paid or become payable to each of Pacific Premier’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:

•

the effective time of the mergers (which the parties have agreed will constitute a change in control or term of similar import under each applicable Pacific Premier agreement or arrangement) will occur on September 30, 2025 (which is the assumed date solely for purposes of this golden parachute compensation disclosure);

•	each named executive officer will experience a qualifying termination, as of the effective time;

•	each named executive officer’s base salary and target incentive bonus will remain unchanged from those in place as of May 28, 2025;

•	each named executive officer’s outstanding Pacific Premier equity awards are those that are outstanding as of May 28, 2025;

•

the price per share of Pacific Premier common stock at the effective time of the mergers is $20.67 (the average closing market price of Pacific Premier common stock over the first five business days following the public announcement of the mergers on April 23, 2025, as required by Item 402(t) of Regulation S-K); and

•	for purposes of the unvested Pacific Premier performance awards set forth in the table, achievement at the target level of performance.

The calculations in this table do not include amounts that Pacific Premier’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in this table also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time of the mergers) and do not include compensation amounts that do not relate to and are not impacted by the mergers. In addition, the calculations in this table do not include (i) the advisory fees that may become payable to Mr. Gardner under the consulting agreement he is expected to enter into with Columbia, as such amount would be contingent upon, and paid in respect of, services provided to the surviving entity following the effective time, and (ii) the retention awards that may become payable by Columbia to Mr. Rice, as such amounts are contingent upon, and paid in respect of, services provided to the surviving entity following the effective time and would be forfeited on a termination of employment prior to the applicable vesting dates. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

For purposes of this disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the mergers and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment.

Golden Parachute Compensation

Name	Cash ($)(1)(2)(3)(4)(5)	Equity ($)(6)	Benefits ($)(7)	Total ($)
Steven R. Gardner	25,287,275	7,242,975	55,145	32,585,394
Edward E. Wilcox	4,839,412	3,965,602	41,649	8,846,662
Ronald J. Nicolas, Jr.	3,576,594	3,499,038	35,393	7,111,025
Michael S. Karr	1,944,902	1,632,930	45,643	3,623,475
Thomas E. Rice	1,722,757	1,632,930	55,145	3,410,831

(1)

Pursuant to each named executive officer’s (“NEO”) employment agreement with Pacific Premier, each NEO would be entitled to receive severance equal to (1) the product of (x) the sum of the NEO’s base salary plus the greater of the NEO’s target incentive bonus for the year of termination or the highest annual incentive bonus paid during the prior three years, (y) multiplied by three (3) for Messrs. Gardner, Nicolas, and Wilcox, or two (2) for Messrs. Karr and Rice (one half of such amount would be paid to the NEO in a lump sum on the sixtieth (60th) day following the termination date and the remaining one-half of such amount would be paid in twelve (12) equal monthly installments, with the first such payment due on the last day of the first full calendar month following the termination date) and (2) to the extent the NEO continues to participate in COBRA on the eighteen (18)-month anniversary of the termination date, a lump sum cash payment equal to eighteen (18) months of COBRA subsidies in the case of Messrs. Gardner, Wilcox and Nicolas, or six (6) months in the case of Messrs. Karr and Rice. The cash payments are “double trigger” and would become payable only upon a qualifying termination.

(2)

Pursuant to Mr. Gardner’s salary continuation agreement, Mr. Gardner would be entitled to a cash lump sum payment equal to $1,982,130 within ninety (90) days following the termination date. Pursuant to Mr. Wilcox’s salary continuation agreement, Mr. Wilcox would be entitled to a lump sum cash payment equal to $989,413, payable within ninety (90) days following the termination date. The cash payments are “single trigger” because the NEO can resign for any reason within one year following the effective time and receive this payment.

(3)

As described above in the section titled “—Change in Control Bonus Agreement with Steven R. Gardner,” Mr. Gardner would be entitled to a bonus in the amount of $16,500,000 upon the effective time. This cash payment is “single trigger” and would become payable upon the effective time.

(4)

Pursuant to the merger agreement, each NEO would be entitled to an annual cash bonus equal to the NEO’s target annual bonus as of immediately prior to the effective time, pro-rated based on the time such NEO was employed during the year the effective time occurs. The cash payments are “double trigger” and would become payable only upon a qualifying termination (or upon the NEO’s continued employment following the effective time through the applicable annual bonus payment date).

(5)

The amounts reported in this column for each of the NEOs is as follows: (i) Mr. Gardner (cash severance of $6,000,000 under his employment agreement, $1,982,130 lump sum cash payment under his salary continuation agreement, eighteen (18) months of cash in lieu of COBRA subsidies at active employee rates in the amount of $55,145, the CIC Bonus in the amount of $16,500,000 and a pro-rated annual cash bonus in the amount of $750,000); (ii) Mr. Wilcox (cash severance of $3,413,475 under his employment agreement, $989,413 lump sum cash payment under his salary continuation agreement, eighteen (18) months of cash in lieu of COBRA subsidies at active employee rates in the amount of $41,649, and a pro-rated annual cash bonus in the amount of $394,875); (iii) Mr. Nicolas (cash severance of $3,181,014 under his employment agreement, eighteen (18) months of cash in lieu of COBRA subsidies at active employee rates in the amount of $35,393, and a pro-rated annual cash bonus in the amount of $360,188); (iv) Mr. Karr (cash severance of $1,662,500 under his employment agreement, six (6) months of cash in lieu of COBRA subsidies at active employee rates in the amount of $15,214, and a pro-rated annual cash bonus in the amount of $267,188); and (v) Mr. Rice (cash severance of $1,485,000 under his employment agreement, 6 months of cash in lieu of COBRA subsidies at active employee rates in the amount of $18,382, and a pro-rated annual cash bonus in the amount of $219,375).
(6)

The award agreements for the Pacific Premier RSAs and Pacific Premier performance awards provide that in the event that an NEO’s employment is terminated by Pacific Premier without cause or by the NEO for good reason, in either case, within two years following the occurrence of a change in control, such awards will vest in full. Pursuant to the terms of the merger agreement, Pacific Premier performance awards will be converted into Columbia RSU awards based on the target level of performance. As such, the amounts in this table reflect the Pacific Premier performance awards held by each NEO at target performance. All of the amounts reported in this column are pursuant to “double trigger” arrangements.

(7)

Pursuant to each NEO’s employment agreement with Pacific Premier, represents the value of participation in COBRA at active employee rates for eighteen (18) months. These benefits are “double trigger” and would become owed only upon a qualifying termination.

Governance of Columbia and Umpqua Bank Following the Mergers

At the effective time, three legacy Pacific Premier directors mutually agreed to by Columbia and Pacific Premier will become members of the board of directors of Columbia and the board of directors of Umpqua Bank, one of whom is expected to be Pacific Premier’s Chairman, President and Chief Executive Officer, Steven R. Gardner. Maria M. Pope, the current Chair of the Columbia board of directors and the Umpqua Bank board of directors, will continue to serve as the Chair of the Columbia board of directors and the Umpqua Bank board of directors and each of the members of the Columbia and Umpqua Bank boards of directors as of immediately prior to the mergers and the bank merger will continue to serve on the Columbia and Umpqua Bank boards of directors.

Clint E. Stein will continue to serve as President and Chief Executive Officer of Columbia and Chief Executive Officer of Umpqua Bank and each of the executive officers of Columbia and Umpqua Bank as of immediatly prior to the mergers and the bank merger will continue to serve in the same positions of Columbia and Umpqua Bank following the mergers and the bank merger.

Regulatory Approvals

To complete the mergers and the bank merger, Columbia and Pacific Premier need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, Columbia and Pacific Premier have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within 30 calendar days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the mergers, the bank merger and the other transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or governmental entities. The term “requisite regulatory approvals” means all regulatory consents, registrations, approvals (and the expiration or termination of all statutory waiting periods in respect thereof), permits and authorizations required to be obtained prior to and in order to effect the consummation of the mergers and the bank merger from the Federal Reserve Board, the FDIC, the ODCBS and as otherwise set forth in the merger agreement that are necessary to consummate the transactions contemplated by the merger agreement, including the mergers and the bank merger, or those the failure of which to be obtained would reasonably be expected to have a material adverse effect on Columbia, as the surviving entity.

Under the terms of the merger agreement, Columbia and Pacific Premier and their subsidiaries will not be required or, without the written consent of the other party, permitted, to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Columbia as the surviving entity and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger (a “materially burdensome regulatory condition”).

The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Pacific Premier stockholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers.

Columbia and Pacific Premier believe that the mergers and the bank merger do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of Columbia following the completion of the mergers. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board

The mergers are subject to the approval of the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The Federal Reserve Board takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include the effect of the mergers on competitiveness in affected banking markets, the financial and managerial resources of the companies and banks involved (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of Columbia following the mergers. The Federal Reserve Board also considers the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve Board may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under Section 3 of the BHC Act, the Federal Reserve Board also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act of 1997 (the “CRA”), pursuant to which the Federal Reserve Board must also take into account the record of performance of each of Columbia and Pacific Premier in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board frequently receives protests from community groups and others. In their most recent CRA performance evaluations, Umpqua Bank received an overall “Satisfactory” regulatory rating and Pacific Premier Bank received an overall “Outstanding” regulatory rating.

In addition, in connection with interstate merger and bank merger transactions, the Federal Reserve Board considers certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, relevant state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws.

The initial submission of the application to the Federal Reserve Board occurred on May 9, 2025.

Federal Deposit Insurance Corporation

The bank merger is subject to the prior approval of the FDIC under Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) the financial and managerial resources of the depository institutions party to the bank merger and the future prospects of the resulting institution, (3) the depository institutions’ effectiveness in combating money-laundering activities, (4) the convenience and needs of the communities to be served, and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the United States banking or financial system. The FDIC also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings.

The initial submission of the application to the FDIC occurred on May 9, 2025.

Oregon Department of Consumer and Business Services, Division of Financial Regulation

The bank merger is subject to approval by the Director of the ODCBS pursuant to the Oregon Revised Statutes (the “ORS”). Among other things, the Director of the ODCBS will consider whether the proposed bank merger conforms with the ORS and whether the proposed bank merger is detrimental to the safety and soundness of the resulting Oregon state-chartered bank or the public interest.

The initial submission of the application to the ODCBS occurred on May 9, 2025.

Public Notice and Comments

The BHC Act, the Bank Merger Act as well as Federal Reserve Board and FDIC regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the FDIC. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if these agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the application is under review by these agencies.

Department of Justice Review and Waiting Periods

In addition to the Federal Reserve Board, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers to analyze the mergers’ competitive effects and determine whether the mergers would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers, the DOJ could analyze the mergers’ effect on competition differently than the Federal Reserve Board or the FDIC, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board or the FDIC regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Pacific Premier Bank is required under the Office of the Comptroller of the Currency’s (the “OCC”) regulations to provide notice to the OCC of its proposed merger with Umpqua Bank. The submission of this notice to the OCC occurred on May 9, 2025.

Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations, including but not limited to notifications and/or applications to certain state financial services and banking regulators with respect to Umpqua Bank maintaining the existing Pacific Premier Bank offices in those states.

Accounting Treatment of the Mergers

Columbia and Pacific Premier prepare their respective financial statements in accordance with GAAP. The mergers will be accounted for as an acquisition of Pacific Premier by Columbia under the acquisition method of accounting, and Columbia will be treated as the acquirer for accounting purposes.

Stock Exchange Listings

Columbia common stock is listed for trading on Nasdaq under the symbol “COLB.” Pacific Premier common stock is listed for trading on Nasdaq under the symbol “PPBI.” In connection with the completion of the mergers, the Pacific Premier common stock currently listed on Nasdaq will be delisted from Nasdaq and deregistered under the Exchange Act.

Under the terms of the merger agreement, Columbia will file a notification of listing of additional shares of Columbia common stock to be issued in the merger prior to the effective time and in accordance with Nasdaq’s rules, and Columbia will also take all other action required to effectuate the listing of such additional shares pursuant to such rules. The merger agreement provides that neither Columbia nor Pacific Premier will be required to complete the merger if such notification is not filed or if further action is required to authorize such additional shares for listing. Following the mergers, shares of Columbia common stock will continue to be traded on Nasdaq under the symbol “COLB.”

Appraisal or Dissenters’ Rights in Connection with the Mergers

Under Section 23B.13.020 of the WBCA, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of certain corporate actions, including: certain mergers which require shareholder approval and which the shareholder is entitled to vote on; certain share exchanges which the shareholder is entitled to vote on; certain sales or exchanges of all, or substantially all, of the corporation’s property or assets, which the shareholder is entitled to vote on; certain amendments to the articles of incorporation effecting a redemption or cancellation of all of the shareholders shares; any action taken pursuant to Section 23B.25.120 of the WBCA; any corporate action taken pursuant to a shareholder vote to the extent the bylaws, articles of incorporation or a resolution of the board of directors provides that the shareholders are entitled to dissent and obtain payment for their shares; certain conversions of a domestic corporation to a foreign corporation; or consummation of a conversion of the corporation to another entity pursuant to Section 23B.09.010 of the WBCA.

Under the WBCA, Columbia shareholders will not be entitled to dissenters’ rights in connection with the mergers or other matters to be voted on at the Columbia special meeting because Columbia shareholders are not required to approve either the merger or the second step merger within the meaning of Section 23B.11A.020 of the WBCA. Accordingly, no dissenters’ rights are available to Columbia shareholders in connection with the mergers or other matters to be voted on at the Columbia special meeting.

Under Section 262 of the DGCL, stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depository receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depository receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depository receipts described above or any combination of the foregoing.

Under Section 262 of the DGCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange. Because Pacific Premier common stock is listed on Nasdaq, a national securities exchange, and because Pacific Premier stockholders will receive in the mergers only shares of Columbia common stock, which will be publicly listed on Nasdaq upon the effective time, and cash in lieu of fractional shares, Pacific Premier stockholders will not be entitled to any appraisal rights in connection with the mergers.

THE MERGER AGREEMENT

This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about Columbia or Pacific Premier. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings Columbia and Pacific Premier make with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 160 of this joint proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Columbia and Pacific Premier contained in this joint proxy statement/prospectus or in the public reports of Columbia or Pacific Premier filed with the SEC may supplement, update or modify the factual disclosures about Columbia and Pacific Premier contained in the merger agreement. The merger agreement contains representations and warranties by Columbia, on the one hand, and representations and warranties by Pacific Premier, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by Columbia and Pacific Premier were qualified and subject to important limitations agreed to by Columbia and Pacific Premier in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the mergers if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Columbia and Pacific Premier each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Columbia and Pacific Premier at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

Structure of the Mergers

Each of Columbia’s and Pacific Premier’s respective boards of directors has unanimously approved the merger agreement. The merger agreement provides that Merger Sub will merge with and into Pacific Premier, with Pacific Premier continuing as the surviving corporation in the merger. Immediately following the merger, Pacific Premier will merge with and into Columbia, with Columbia as the surviving entity in the second step merger. Following the completion of the mergers, Pacific Premier Bank will merge with and into Umpqua Bank, with Umpqua Bank as the surviving bank in the bank merger.

At any time, Columbia and Merger Sub may, with the prior written consent of Pacific Premier, which consent may not be unreasonably withheld, conditioned or delayed, change the method or structure of effecting the combination contemplated by the merger agreement; provided, however, that no such change may (i) alter or change the exchange ratio or amount or kind of merger consideration provided for by the merger agreement, (ii) adversely affect the tax consequences to the Pacific Premier stockholders of the transactions contemplated by the merger agreement, or (iii) impede or delay in any material respect the consummation of the transactions contemplated by the merger agreement.

Merger Consideration

At the effective time, each share of Pacific Premier common stock issued and outstanding immediately prior to the effective time, except for shares of Pacific Premier common stock held by Pacific Premier as treasury stock or owned by Pacific Premier, Columbia or any of their respective wholly owned subsidiaries (in each case, other than shares of Pacific Premier common stock held in a fiduciary capacity or as a result of debts previously contracted), will be converted into the right to receive 0.9150 of a share of Columbia common stock.

If, prior to the effective time, the outstanding shares of Columbia common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give Pacific Premier and Pacific Premier stockholders the same economic effect as contemplated by the merger agreement prior to such event.

Treatment of Fractional Shares

No fractional shares of Columbia common stock will be issued upon the surrender for exchange of certificates representing shares of Pacific Premier common stock or book-entry shares of Pacific Premier common stock, no dividend or distribution with respect to Columbia common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Columbia. In lieu of the issuance of any such fractional share, Columbia will pay to each Pacific Premier stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Columbia common stock on Nasdaq as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the closing date by (ii) the fraction of a share (after taking into account all shares of Pacific Premier common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of Columbia common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.

Treatment of Pacific Premier Equity Awards

Pacific Premier RSAs

At the effective time, each Pacific Premier RSA that is outstanding and unvested immediately prior to the effective time will (i) if granted to a non-employee member of the Pacific Premier board of directors, be converted into the right to receive the merger consideration, less applicable withholding and (ii) if not granted to an individual described in clause (i), be assumed and converted into a Columbia RSA with the same terms and conditions as were applicable under such Pacific Premier RSA immediately prior to the effective time (including vesting terms and any change in control and termination of employment protection under Pacific Premier’s stock plans and the Pacific Premier RSAs), and relating to the number of shares of Columbia common stock equal to the product of (A) the number of shares of Pacific Premier common stock subject to such Pacific Premier RSA immediately prior to the effective time, multiplied by (B) the exchange ratio, with any fractional shares rounded to the nearest whole share of Columbia common stock. Any dividends that were accrued (but not paid) on such Pacific Premier RSA immediately prior to the effective time will be paid to the applicable holder (x) in the case of a Pacific Premier RSA granted to a non-employee member of the Pacific

Premier board of directors, promptly after the effective time and (y) in the case of a Pacific Premier RSA not granted to a non-employee member of the Pacific Premier board of directors, at the time the converted Columbia RSA becomes vested in accordance with its terms.

Pacific Premier Performance Awards

At the effective time, each Pacific Premier performance award will be assumed and converted automatically into a Columbia RSU award relating to the number of shares of Columbia common stock equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier performance award immediately prior to the effective time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the effective time based on target performance (which amount will include without limitation or duplication any shares of Pacific Premier common stock issuable in respect of dividend equivalents accrued as of immediately prior to the effective time on such shares of Pacific Premier common stock), multiplied by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share of Columbia common stock. Each such Columbia RSU award will be subject to the same terms and conditions (including vesting terms and any change in control and termination of employment protection under Pacific Premier’s stock plans and the Pacific Premier performance awards) as applied to the Pacific Premier performance award immediately prior to the effective time; provided, that each such Columbia RSU award will be subject only to service-based vesting through the end of the original performance period under the applicable Pacific Premier performance award and will no longer be subject to any performance conditions.

Pacific Premier Option Awards

At the effective time, each Pacific Premier option award, whether vested or unvested, will be cancelled and entitle the holder of such Pacific Premier option award to receive an amount in cash equal to the product of (i) the number of shares of Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, multiplied by (ii) the excess, if any, of the cashout price of such Pacific Premier option award as specified in the merger agreement over the exercise price per share of the Pacific Premier common stock subject to such Pacific Premier option award immediately prior to the effective time, less applicable withholding.

Closing and Effective Time

The mergers will become effective at such date and time the certificates of merger to be filed with the Secretary of State of the State of Delaware, the articles of merger to be filed with the Secretary of State of the State of Washington and the articles of merger to be filed with the Secretary of State of the State of Oregon, are filed, or at such other date and time as may be specified therein or as provided by applicable law. The closing will take place by electronic exchange of documents at 10:00 a.m., Pacific Time (a) on the earliest to occur of (i) the first business day of the first calendar month that follows the month in which the last to be satisfied or waived of the conditions to closing set forth in the merger agreement is satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) and (ii) the last business day in the calendar quarter in which the last to be satisfied or waived of the conditions to closing set forth in the merger agreement is satisfied or waived (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) or (b) such other date as mutually agreed in writing by the parties.

Exchange of Shares

Exchange Procedures

As soon as reasonably practicable after the effective time, but in any event within five (5) business days thereafter, Columbia will cause the exchange agent to mail to each holder of record of certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or book-entry account statements) representing shares of Pacific Premier common stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such certificate(s) in exchange for the merger consideration, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.

If a certificate for Pacific Premier common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and (ii) if reasonably required by Columbia or the exchange agent, the posting of a bond in such amount and on such terms as Columbia may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such certificate.

After the effective time, there will be no further transfers on the stock transfer books of Pacific Premier of the shares of Pacific Premier common stock that were issued and outstanding immediately prior to the effective time.

Withholding

The exchange agent (or, subsequent to the earlier of (i) the one year anniversary of the effective time and (ii) the expiration or termination of the agreement with the exchange agent, Columbia) will be entitled to deduct and withhold from any cash otherwise payable pursuant to the merger agreement such amounts as the exchange agent or Columbia, as the case may be, is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld by Columbia or the exchange agent, as the case may be, and timely paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of Pacific Premier common stock or Pacific Premier equity awards in respect of which the deduction or withholding was made by Columbia or the exchange agent, as the case may be.

Dividends and Distributions

No dividends or other distributions with respect to Columbia common stock will be paid to the holder of any unsurrendered certificate representing shares of Pacific Premier common stock until the holder surrenders such certificate in accordance with the merger agreement. After the surrender of a certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Columbia common stock which the shares of Pacific Premier common stock represented by such certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties

The merger agreement contains representations and warranties made by each of Pacific Premier, Columbia and Merger Sub relating to a number of matters, including the following:

•	corporate matters, including due organization, qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;

•	reports to regulatory agencies;

•	SEC reports;

•	financial statements, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the mergers;

•	the absence of certain changes or events;

•	compliance with applicable laws;

•	inapplicability of takeover statutes;

•	employee matters and employee benefit matters;

•	the absence of any reason that all regulatory approvals will not be obtained;

•	opinion of each party’s respective financial advisor;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	legal proceedings;

•	certain material contracts;

•	environmental matters;

•	tax matters;

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absence of any fact or circumstance that would prevent or impede or could reasonably be expected to prevent or impede the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	intellectual property and information security;

•	real property;

•	insurance matters;

•	accounting and internal controls;

•	risk management instruments;

•	loan portfolio matters;

•	Community Reinvestment Act compliance;

•	investment securities and commodities;

•	related-party transactions;

•	labor; and

•	in the case of Pacific Premier, the absence of investment advisor or broker-dealer subsidiaries;

The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Columbia and Pacific Premier, respectively, and (ii) qualified by the reports of Columbia or Pacific Premier, as applicable, filed with the SEC during the period from January 1, 2023 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of Columbia and Pacific Premier are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” means, with respect to any of Pacific Premier, Columbia or Columbia as the surviving entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, liabilities, properties, financial condition, or results of operations of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:

•	changes after the date of the merger agreement in applicable GAAP or regulatory accounting requirements or interpretations thereof;

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changes after the date of the merger agreement in laws, statutes, rules, regulations, judgments, orders, injunctions or decrees of general applicability to companies in the industries in which such party and its subsidiaries operate or interpretations thereof;

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changes after the date of the merger agreement in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism (whether or not declared) or cyberattacks) or economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

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changes after the date of the merger agreement, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural disasters or from any outbreak of any disease, pandemic, epidemic, or other public health event (including any law, directive or guideline issued by a governmental entity in response thereto);

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a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred, except as otherwise excepted);

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the entry into or announcement of the merger agreement or the transactions contemplated by the merger agreement or the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees) (it being understood that this exception will not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated by the merger agreement);

•	the expenses incurred by Pacific Premier or Columbia in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement;

•	actions or omissions taken with the prior written consent of the other party or expressly required by the merger agreement;

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any stockholder or shareholder litigation arising out of, related to, or in connection with the merger agreement, the mergers or the bank merger that is brought or threatened against a party or any members of a party’s board of directors from and following the date of the merger agreement and prior to the effective time, except that effects attributable to or resulting from any of the changes, events, conditions or trends described in the first four bullets above will not be excluded to the extent of any materially disproportionate adverse impact they have on such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement do not survive the effective time.

Covenants and Agreements

Conduct of Businesses Prior to the Effective Time

Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified conditions, each of Pacific Premier and Columbia will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action (i) that would reasonably be expected to adversely affect or delay the ability of either Pacific Premier or Columbia to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement or (ii) that is reasonably expected to result in any of the conditions to the merger set forth in the merger agreement not being or becoming not being capable of being satisfied in a timely manner.

Pacific Premier Forbearances

Prior to the effective time (or the earlier termination of the merger agreement), except as set forth in the confidential disclosure schedules, as expressly contemplated or permitted by the merger agreement or as required by law, Pacific Premier will not, and will not permit any of its subsidiaries to, without the prior written consent of Columbia (such consent not to be unreasonably withheld, conditioned or delayed):

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(i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case of clauses (i) and (ii), except as required pursuant to the exercise or settlement of equity awards granted by Pacific Premier outstanding on the date of the merger agreement in accordance with the terms of the applicable Pacific Premier stock plan or award agreement in effect on the date of the merger agreement or issued after the date of the merger agreement as contemplated by the merger agreement.

•

Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than (A) authorized dividends from its wholly owned subsidiaries to it or another of its wholly owned subsidiaries and (B) regular quarterly dividends on shares of Pacific Premier common stock of $0.33 per share (and corresponding dividends or dividend equivalents in respect of equity awards granted by Pacific Premier)) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, excluding, in any case the merger agreement, the redemption, purchase or acquisition of Pacific Premier common stock by Pacific Premier in connection with the satisfaction of the exercise price or withholding taxes relating to any equity awards granted by Pacific Premier under a Pacific Premier tock plan.

•

In each case except for transactions in the ordinary course of business, materially amend, waive any material provision of, release or assign any material rights under, terminate, or enter into any material contract or enter into any contract that would constitute a material contract if it were in existence on the date of the merger agreement.

•

Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse or expire, cancel, abandon or otherwise create any lien on or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except for (i) sales, transfers, mortgages, leases, guarantees, encumbrances, non-exclusive licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business, (ii) any such transaction that is not material to it and its subsidiaries, taken as a whole, (iii) pursuant to contracts in force as of the date of the merger agreement, and (iv) the lapse or expiry of intellectual property at the end of the applicable maximum statutory term.

•

Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of, or make an investment in, any other entity, except (i) in a transaction that is not material to Pacific Premier and its subsidiaries, taken as a whole or (ii) purchases of loans and loan participations pursuant the merger agreement, which will exclusively govern such acquisitions of loans and loan participations under the merger agreement.

•	Amend the Pacific Premier certificate or the Pacific Premier bylaws, or similar governing documents of any of its subsidiaries.

•

Except as required under applicable law or the terms of the merger agreement or any Pacific Premier employee benefit plan in effect as of the date of the merger agreement (i) increase in any manner the compensation, bonus or pension, welfare, severance or other similar benefits of any of the current or former directors, officers, employees or individual consultants of Pacific Premier or its subsidiaries, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Pacific Premier employee benefit plan or plan that would be a Pacific Premier employee benefit plan if in effect as of the date of the merger agreement, other than de minimis amendments in the ordinary course of business consistent with past practice, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Pacific Premier employee benefit plan, (vii) terminate the employment or services of any officer, employee or individual consultant other than for cause or in the ordinary course of business for non-executive officer positions with an annual base salary not in excess of $250,000, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of Pacific Premier or its subsidiaries or (x) hire any officer, employee or individual consultant except in the ordinary course of business for non-executive officer positions for an annual base salary not in excess of $250,000.

•

other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit or other customary banking products and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of Pacific Premier or any of its wholly-owned subsidiaries to Pacific Premier or any of its wholly-owned subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

•

Enter into any new line of business or (ii) other than in the ordinary course of business consistent with past practice, materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law or any regulatory agency.

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Other than with the prior written consent of Columbia, materially restructure or materially change its investment securities, derivatives, wholesale funding or bank owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

•

Enter into any settlement, compromise or similar agreement with respect to any action, suit, claim, proceeding, order or investigation to which Pacific Premier or any of its subsidiaries is or becomes a party after the date of the merger agreement, which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation is settled in an amount and for consideration in excess of $1,000,000 or that would impose any material restriction on the business of it or its subsidiaries or Columbia as the surviving entity.

•

Other than in prior consultation with Columbia, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its subsidiaries or waive any material fees with respect thereto.

•	Except as required by applicable law or by a regulatory agency, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices.

•

Except for Pacific Premier’s loans or loan commitments that have been approved by Pacific Premier prior to the date of the merger agreement, (i) make any loan, loan agreement, note or borrowing arrangement in which Pacific Premier or its subsidiaries is creditor to any person which would, when aggregated with all such outstanding loans or loan commitments of Pacific Premier or any renewals or extensions thereof made to such person and any affiliate or immediate family member of such person, exceed $20,000,000 or (ii) purchase or sell loans or loan participations in excess of $75,000,000 in the aggregate in any calendar quarter, in each case, without first submitting a copy of the loan write-up containing the information customarily submitted to the loan committee of Pacific Premier Bank to the chief credit officer of Columbia two (2) full business days prior to taking such action; provided, that if Columbia does not respond to a request for consent within two (2) full business days after receiving such a request for consent with the loan write-up, Columbia will be deemed to have consented to the request.

•	Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

•	Make any capital expenditures in amounts exceeding $1,000,000 individually or $5,000,000 in the aggregate.

•

Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than (i) loan, loan agreement, note or borrowing arrangement in which Pacific Premier or its subsidiaries is creditor originated in the ordinary course of business, (ii) with respect to routine banking relationships, (iii) business expense advancements or reimbursements or (iv) in the case of any such arrangements or agreements relating to compensation, benefits, severance or termination pay or related matters, to the extent not otherwise prohibited by to the merger agreement.

•

Make, change or rescind any material tax election, change or consent to any change in it or its subsidiaries’ material method of accounting for tax purposes or tax accounting periods (except as required by applicable tax law), settle or compromise any tax liability, claim, audit, dispute or assessment relating to any income or other material taxes, enter into any closing agreement with respect to income or other material taxes, waive or extend any statute of limitations with respect to income or other material taxes, surrender any right to claim a refund for income or other material taxes, or file any income or other material amended tax return or (ii) take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

•	Agree to take, make any commitment to take, or adopt any resolutions of the Pacific Premier board of directors in support of, any of the foregoing.

Columbia Forbearances

Prior to the effective time (or the earlier termination of the merger agreement), except as set forth in the confidential disclosure schedules, as expressly contemplated or permitted by the merger agreement or as required by law, Columbia will not, and will not permit any of its subsidiaries to, without the prior written consent of Pacific Premier (such consent not to be unreasonably withheld, conditioned or delayed):

•

amend the Columbia articles or the Columbia bylaws in a manner that would materially and adversely affect the holders of Pacific Premier common stock, or adversely affect the holders of Pacific Premier common stock relative to other holders of Columbia common stock;

•	adjust, split, combine or reclassify any capital stock of Columbia or make, declare or pay any extraordinary dividend on any capital stock of Columbia;

•

incur any indebtedness for borrowed money (other than indebtedness of Columbia or any of its wholly owned subsidiaries to Columbia or any of its wholly owned subsidiaries) that would reasonably be expected to prevent Columbia or its subsidiaries from assuming Pacific Premier or its subsidiaries’ outstanding indebtedness in connection with the transactions contemplated by the merger agreement;

•

take any action where such action or failure to act could reasonably be expected to prevent the mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Columbia board of directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

Columbia and Pacific Premier have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings within 30 calendar days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the mergers, the bank merger and the other transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties or governmental entities.

Each of Columbia and Pacific Premier has agreed to use its reasonable best efforts to respond to any request for information, resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby and avoid the entry of, or have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restraint, prevent or delay the closing of the merger. Notwithstanding the foregoing, Pacific Premier, Columbia and their respective subsidiaries are not required, and Pacific Premier, Columbia and their respective subsidiaries are not permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities or regulatory agencies that would reasonably be expected to have a material adverse effect on Columbia as the surviving entity and its subsidiaries, taken as a whole, after giving effect to the mergers and the bank merger.

Columbia and Pacific Premier have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus, the registration statement of which this joint proxy statement/prospectus is a part or any other statement, filing, notice or application made by or on behalf of Columbia, Pacific Premier or any of their respective subsidiaries to any governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement.

To the extent permitted under applicable law, Columbia and Pacific Premier have agreed to promptly advise each other upon receiving any communications from any governmental entity whose consent or approval is required for consummation of the mergers, the bank merger and the other transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

Employee Matters

The merger agreement provides that during the period commencing at the effective time and ending twelve months later, Columbia will, or Columbia’s subsidiaries will, provide each employee who is actively employed by Pacific Premier or any of its subsidiaries on the date of the effective time (each, a “continuing employee”) while employed by Columbia or any of its subsidiaries with: (i) base salary or wages, as applicable, no less favorable than the base salary or wages provided to such continuing employee immediately prior to the effective time; (ii) annual cash bonus opportunities no less favorable than annual cash bonus opportunities provided by Columbia to similarly-situated employees of Columbia; and (iii) pension and welfare benefits (excluding defined benefit, equity and long-term incentive compensation) which, in the aggregate, are no less favorable than employee benefits provided by Columbia to similarly situated employees of Columbia; provided, however, that until such time as Columbia will cause continuing employees to participate in Columbia’s employee benefit plans, a continuing employee’s continued participation in Pacific Premier’s employee benefit plans will be deemed to satisfy the foregoing clause (iii) of this sentence (it being understood that participation in Columbia’s employee benefit plans may commence at different times with respect to each of Pacific Premier’s employee benefit plans). Columbia and Pacific Premier have agreed to the terms and conditions of, and from and after the effective time, Columbia has agreed to assume and honor the obligations of, the bonus and severance arrangements under the merger agreement and the confidential disclosure schedules.

Upon continuing employees’ enrollment in Columbia’s employee benefit plans, such continuing employees will, consistent with the provisions of the merger agreement, become participants in all of Columbia’s employee benefit plans on the same terms and conditions as similarly situated employees of Columbia. Prior service credit for each continuing employee’s service with Pacific Premier and its subsidiaries (and their respective predecessors), except as expressly provided otherwise in the merger agreement, will be given by Columbia with respect to all of Columbia’s employee benefit plans to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit pension plan. If any continuing employee becomes eligible to participate in any of Columbia’s employee benefit plans that provides medical, vision, prescription drug, hospitalization or dental benefits, Columbia will use commercially reasonable best efforts to (a) cause any pre-existing condition limitations or eligibility waiting periods under such Columbia employee benefit plan to be waived with respect to such continuing employee and his or her covered dependents to the extent such limitation or waiting period would have been waived or satisfied under the Pacific Premier employee benefit plan in which such continuing employee participated, and (b) recognize for purposes of annual deductible, co-pay and out-of-pocket limits under such Columbia employee benefit plan, deductible, co-pays and out-of-pocket expenses incurred by such continuing employee and his or her covered dependents under any Pacific Premier employee benefit plan during the plan year in which they commence participation in such Columbia employee benefit plan.

Director and Officer Indemnification and Insurance

From and after the effective time, Columbia as the surviving entity will indemnify and hold harmless and will advance expenses as incurred to all present and former directors, officers and employees of Pacific Premier and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, suit, proceeding, or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of actions or omissions occurring at or prior to the effective time, including the transactions contemplated by the merger agreement, to the extent they are indemnified by Pacific Premier or its subsidiaries on the date of the merger agreement, and Columbia will also advance expenses as incurred, in each case, to the fullest extent permitted under applicable law.

The merger agreement requires Columbia as the surviving entity to maintain, for a period of six years after the effective time, directors’ and officers’ liability insurance with respect to claims against the present and former officers and directors of Pacific Premier or any of its subsidiaries arising from facts or events that occurred at or prior to the effective time, which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the such present and former officers and directors of Pacific Premier as that coverage currently provided by Pacific Premier. However, Columbia is not required to spend annually an amount in excess of 300% of the current annual premium paid as of the date of the merger agreement by Pacific Premier for any such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed the premium cap, then Columbia will obtain and cause to be maintained policies of insurance that provide, in its good faith determination, the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, Columbia or Pacific Premier, in consultation with, but only upon the consent of, Columbia, may (and at the request of Columbia, Pacific Premier will use its reasonable best efforts to) obtain at or prior to the effective time a six-year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the premium cap, and if such “tail” policy has been obtained prior to the effective time, Columbia will cause such policy to be maintained in full force and effect for its full term.

Corporate Governance

Boards of Directors of Columbia and Umpqua Bank

Under the merger agreement, Columbia agrees to take all actions necessary to cause three directors of Pacific Premier immediately prior to the effective time mutually agreed to by Columbia and Pacific Premier to be appointed to the Columbia board of directors.

Shareholder and Stockholder Meetings and Recommendations of Columbia’s and Pacific Premier’s Board of Directors

Pacific Premier has agreed to call a meeting of its stockholders for the purpose of voting upon the approval of the merger agreement, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part. Columbia has agreed to call a meeting of its shareholders for the purpose of voting upon the approval of the Columbia share issuance proposal, and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part.

Each of Pacific Premier and Columbia and their respective boards of directors has agreed to use its reasonable best efforts to obtain from the Pacific Premier stockholders and the Columbia shareholders, as applicable, the requisite Pacific Premier stockholder approval and the requisite Columbia shareholder approval, including by communicating to the Pacific Premier stockholders and the Columbia shareholders, as applicable, its recommendation that the Pacific Premier stockholders adopt the merger agreement, in the case of the Pacific Premier board of directors, or approve the Columbia share issuance proposal, in the case of the Columbia board of directors (the “Pacific Premier board recommendation” and the “Columbia board recommendation,” as applicable). Each of Columbia and Pacific Premier and their respective boards of directors will not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Pacific Premier board recommendation, in the case of Pacific Premier, or the Columbia board recommendation, in the case of Columbia in this joint proxy statement/prospectus, (ii) fail to make the Pacific Premier board recommendation, in the case of Pacific Premier, or the Columbia board recommendation, in the case of Columbia, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the Pacific Premier board recommendation, in the case of Pacific Premier, or the Columbia board recommendation, in the case of Columbia, in each case within 10 business days (or such fewer number of days as remains prior to the Pacific Premier stockholders meeting or the Columbia shareholders meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).

However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the Pacific Premier board of directors or the Columbia board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Pacific Premier board recommendation or the Columbia board recommendation, as applicable, then, in the case of Pacific Premier, prior to the receipt of the requisite Pacific Premier stockholder approval, and in the case of Columbia, prior to the receipt of the requisite Columbia shareholder approval, such board of directors may submit the Pacific Premier merger proposal to the Pacific Premier stockholders or the Columbia share issuance proposal to the Columbia shareholders, as applicable, without recommendation, in which event such board of directors may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) it gives the other party at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Pacific Premier board recommendation or the Columbia board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.

Columbia or Pacific Premier must adjourn or postpone the Columbia shareholders meeting or the Pacific Premier stockholders meeting, as applicable, if there are insufficient shares of Columbia common stock or Pacific Premier common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, Columbia or Pacific Premier, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite Columbia shareholder approval or the requisite Pacific Premier stockholder approval. Notwithstanding anything to the contrary therein, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders or stockholders, as applicable, and to submit the Pacific Premier merger proposal to a vote of its stockholders, in the case of Pacific Premier, and to submit the Columbia share issuance proposal to a vote of its shareholders, in the case of Columbia.

Agreement Not to Solicit Other Offers

Each of Columbia and Pacific Premier has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than Pacific Premier, in the case of Columbia, or Columbia, in the case of Pacific Premier, with respect to any acquisition proposal.

Each of Columbia and Pacific Premier has agreed that it will not, and will cause each of its subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an acquisition proposal, of the existence of the provisions of the merger agreement summarized in this section) or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the merger agreement) in connection with or relating to any acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, with respect to Columbia or Pacific Premier, as applicable, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such party and its subsidiaries or 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving such party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party.

However, in the event that after the date of the merger agreement and prior to the receipt of the requisite Pacific Premier stockholder approval, in the case of Pacific Premier, or the requisite Columbia shareholder approval, in the case of Columbia, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, employees, agents, advisors and representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the Pacific Premier board of directors or Columbia board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any such confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement, dated February 11, 2025, between Columbia and Pacific Premier, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

Each of Columbia and Pacific Premier has also agreed to (i) promptly (and, in any event, within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which would reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.

Conditions to Complete the Merger

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived. These conditions include:

•	the requisite Columbia shareholder approval and the requisite Pacific Premier stockholder approval having been obtained;

•

Columbia’s having filed a notification of listing of additional shares in respect of the Columbia common stock to be issued in the merger in accordance with Nasdaq’s rules, and no further action being required to authorize for listing such shares of Columbia common stock;

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all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

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the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of any stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for that purpose having been initiated or threatened by the SEC and not withdrawn;

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no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement being in effect;

•

the accuracy of the representations and warranties of the each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate signed on behalf of the other party by its chief executive officer or its chief financial officer to the foregoing effect);

•

the performance by the other party in all material respects of all obligations required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party of a certificate signed on behalf of the other party by its chief executive officer or its chief financial officer to the foregoing effect); and

•

receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the date of the merger, to the effect that, on the basis of facts, representations and assumptions described or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither Columbia nor Pacific Premier can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time, whether before or after the receipt of the requisite Pacific Premier stockholder approval or the requisite Columbia shareholder approval, in the following circumstances:

•	by mutual written consent of Columbia and Pacific Premier;

•

by either Columbia or Pacific Premier if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers or the bank merger, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•

by either Columbia or Pacific Premier if the merger has not been completed on or before April 23, 2026 (the “termination date”), unless the failure of the mergers to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement; provided, however, that if all of the closing conditions, other than conditions relating to a requisite regulatory approval, have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the closing, so long as such conditions are reasonably capable of being satisfied), the termination date will be automatically extended to July 23, 2026;

•

by either Columbia or Pacific Premier (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of Pacific Premier, in the case of a termination by Columbia, or on the part of Columbia or Merger Sub, in the case of a termination by Pacific Premier, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•

by Pacific Premier prior to such time as the requisite Columbia shareholder approval is obtained, if (i) Columbia or the Columbia board of directors has made a recommendation change or (ii) Columbia or the Columbia board of directors has breached certain covenants related to shareholder approvals or acquisition proposals in any material respect; or

•

by Columbia prior to such time as the requisite Pacific Premier stockholder approval is obtained, if (i) Pacific Premier or the Pacific Premier board of directors has made a recommendation change or (ii) Pacific Premier or the Pacific Premier board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect.

Effect of Termination

In the event of termination of the merger agreement by either Columbia or Pacific Premier as provided under the section entitled “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of Columbia, Pacific Premier, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive the termination, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee described below, and certain general provisions, and (ii) neither Columbia, Merger Sub nor Pacific Premier will be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of the merger agreement.

Termination Fee

Pacific Premier will pay Columbia a termination fee equal to $75,000,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:

•

in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Pacific Premier board of directors or Pacific Premier’s senior management or has been made directly to Pacific Premier stockholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the Pacific Premier special meeting) an acquisition proposal, in each case with respect to Pacific Premier, and (i) (a) thereafter the merger agreement is terminated by either Columbia or Pacific Premier because the merger has not been completed prior to the termination date, and Pacific Premier has not obtained the requisite Pacific Premier stockholder approval, but all other conditions to Pacific Premier’s obligation to complete the merger have been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Columbia as a result of a willful breach of the merger agreement by Pacific Premier that would constitute the failure of an applicable closing condition and (ii) prior to the date that is 12 months after the date of such termination, Pacific Premier enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Pacific Premier will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Columbia, the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•

in the event that the merger agreement is terminated by Columbia pursuant to the last bullet under the section entitled “—Termination of the Merger Agreement” above, then Pacific Premier will pay Columbia the termination fee within two business days of the date of termination.

Columbia will pay Pacific Premier the termination fee if the merger agreement is terminated in the following circumstances:

•

in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the Columbia board of directors or Columbia’s senior management or has been made directly to Columbia shareholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the Columbia shareholders meeting) an acquisition proposal, in each case with respect to Columbia, and (i) (a) thereafter the merger agreement is terminated by either Columbia or Pacific Premier because the merger has not been completed prior to the termination date, and Columbia has not obtained the requisite Columbia shareholder approval, but all other conditions to Columbia’s obligation to complete the merger have been satisfied or were capable of being satisfied prior to such termination or (b) thereafter the merger agreement is terminated by Pacific Premier as a result of a willful breach of the merger agreement by Columbia that would constitute the failure of an applicable closing condition and (ii) prior to the date that is 12 months after the date of such termination, Columbia enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then Columbia will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Pacific Premier the termination fee (provided that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•

in the event that the merger agreement is terminated by Pacific Premier pursuant to the second to last bullet under “—Termination of the Merger Agreement” above, then Columbia will pay Pacific Premier, by wire transfer of same day funds, the termination fee within two business days of the date of termination.

Expenses and Fees

Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense, whether or not the merger is consummated. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the mergers and the other transactions contemplated by the merger agreement will be borne equally by Columbia and Pacific Premier.

Amendment, Waiver and Extension of the Merger Agreement

Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite Columbia shareholder approval or the requisite Pacific Premier stockholder approval, except that after the receipt of the requisite Columbia shareholder approval or the requisite Pacific Premier stockholder approval, there may not be, without further approval of Columbia shareholders or Pacific Premier stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.

At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement, and (iii) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Governing Law

The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, giving effect to its principles of conflicts of laws (except that matters relating to the fiduciary duties of the Pacific Premier board of directors will be governed by the laws of the State of Delaware, and matters relating to the fiduciary duties of the Columbia board of directors will be subject to the laws of the State of Washington).

Specific Performance

Columbia and Pacific Premier will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of Columbia and Pacific Premier waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

The following discussion sets forth the anticipated material United States federal income tax consequences of the mergers to U.S. holders (as defined below) of Pacific Premier common stock that exchange their shares of Pacific Premier common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those Pacific Premier stockholders that hold their shares of Pacific Premier common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	a pass-through entity (or an investor in a pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a Pacific Premier stockholder that received Pacific Premier common stock through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that is not a U.S. holder;

•	a person that has a functional currency other than the U.S. dollar;

•	a real estate investment trust;

•	regulated investment companies;

•	a Pacific Premier stockholder that holds Pacific Premier common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or

•	a United States expatriate.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the mergers, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. Determining the actual tax consequences of the mergers to you may be complex. They will depend on your specific situation and on factors that are not within the control of Pacific Premier or Columbia. You should consult with your own tax advisor as to the tax consequences of the mergers in your particular circumstances.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pacific Premier common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds Pacific Premier common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Pacific Premier common stock should consult their own tax advisors.

Tax Consequences of the Mergers Generally

The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Columbia’s obligation to complete the merger that Columbia receive an opinion from Sullivan & Cromwell LLP, dated the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Pacific Premier’s obligation to complete the merger that Pacific Premier receive an opinion from Holland & Knight LLP dated as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be subject to customary qualifications and assumptions, including the assumption that the mergers will be completed according to the terms of the merger agreement. These opinions will rely on the facts as stated in the merger agreement and the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, and on representation letters provided by Columbia and Pacific Premier to be delivered at the time of the closing. These opinions will also be based on the assumption that the representations found in the representation letters of Columbia and Pacific Premier are, as of the effective time, true and complete without qualification and that such representation letters are executed by appropriate and authorized officers of Columbia and Pacific Premier. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected.

Neither of the opinions described above will be binding on the Internal Revenue Service (the “IRS”). Columbia and Pacific Premier have not sought and will not seek any ruling from the IRS regarding any matters relating to the mergers, and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

As a “reorganization,” the material U.S. federal income tax consequences of the mergers to U.S. Pacific Premier stockholders are set forth in the remainder of this discussion:

•

a holder who receives solely shares of Columbia common stock (or receives Columbia common stock and cash solely in lieu of a fractional share) in exchange for shares of Pacific Premier common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of Columbia common stock;

•

the aggregate tax basis of the Columbia common stock received in the merger (including fractional share interests in Columbia common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the Pacific Premier common stock for which it is exchanged; and

•

the holding period of Columbia common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the Pacific Premier common stock for which it is exchanged.

If holders acquired different blocks of Pacific Premier common stock at different times and at different prices, a holder’s tax basis and holding period in Columbia common stock may be determined with reference to each block of Pacific Premier common stock.

Cash Instead of a Fractional Share

A Pacific Premier stockholder who receives cash instead of a fractional share of Columbia common stock will be treated as having received the fractional share of Columbia common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of Columbia common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the relevant effective time, the holding period for the shares (including the holding period of Pacific Premier common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Payments of cash to a non-corporate Pacific Premier stockholder in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of 24%). A Pacific Premier stockholder generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

A U.S. holder receiving shares of Columbia common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and is a “significant holder” will be required to file a statement with the holder’s U.S. federal income tax return setting forth the holder’s basis (determined immediately before the exchange) in the Pacific Premier common stock surrendered and the fair market value (determined immediately before the exchange) of the Pacific Premier common stock that is exchanged by such holder pursuant to the merger. A “significant holder” is a U.S. holder that receives shares of Columbia common stock in the merger and that, immediately before the merger, owned at least 5% of the outstanding stock of Pacific Premier (by vote or value) or securities of Pacific Premier with a tax basis of $1 million or more.

This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and the accompanying notes (the “pro forma financial information”) are presented to illustrate the effects of the accounting for the mergers.

The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the historical consolidated balance sheets of Columbia and Pacific Premier as of such date and reflects adjustments that depict the accounting for the mergers required by GAAP (the “pro forma balance sheet transaction accounting adjustments”). Also, the unaudited pro forma condensed combined statements of income for the three months ended March 31, 2025 and for the year ended December 31, 2024 combine the historical consolidated statements of income of Columbia and Pacific Premier for the same periods assuming the mergers closed on January 1, 2024 adjustments that depict the effects of the pro forma balance sheet transaction accounting adjustments (the “pro forma income statement transaction accounting adjustments”). We refer to pro forma balance sheet transaction accounting adjustments and the pro forma income statement transaction accounting adjustments collectively as the “transaction accounting adjustments.”

The unaudited pro forma financial information is based on and should be read in conjunction with the separate historical financial statements and notes thereto included in each of Columbia’s and Pacific Premier’s SEC filings incorporated by reference into this joint proxy statement/prospectus, including:

•	the historical audited consolidated financial statements of Columbia and accompanying notes included in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024;

•	the historical unaudited condensed consolidated financial statements of Columbia and accompanying notes included in Columbia’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025;

•	the historical audited consolidated financial statements of Pacific Premier and accompanying notes included in Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024; and

•	the historical unaudited consolidated financial statements of Pacific Premier and accompanying notes included in Pacific Premier’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025.

The unaudited pro forma financial information is provided for illustrative information purposes only. The unaudited pro forma financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the mergers been completed as of the dates indicated or that may be achieved in the future.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	March 31, 2025
(dollars in thousands)	Columbia Historical	Pacific Premier Historical	Pro Forma Adjustments	Notes	Pro Forma Combined
ASSETS
Cash and due from banks	$591,265	$149,537	$—		$740,802
Interest bearing cash and temporary investments	1,481,441	619,910	(185,000)	A	1,916,351

Total cash and cash equivalents	2,072,706	769,447	(185,000)		2,657,153
Investment securities
Equity and other, at fair value	91,580	—	—		91,580
Available for sale, at fair value	8,228,805	1,758,340	—		9,987,145
Held to maturity, at amortized cost	2,057	1,700,117	(327,000)	B	1,375,174
Loans held for sale, at fair value	64,747	—	—		64,747
Loans and leases	37,616,101	12,022,978	(472,000)	C	49,167,079
Allowance for credit losses on loans and leases	(421,495)	(174,967)	78,967	D	(517,495)

Net loans and leases	37,194,606	11,848,011	(393,033)		48,649,584
Restricted equity securities	125,300	97,729	—		223,029
Premises and equipment, net	344,926	46,765	12,000	E	403,691
Goodwill	1,029,234	901,312	(548,444)	F	1,382,102
Other intangible assets, net	456,269	29,628	386,198	G	872,095
Bank-owned life insurance	700,768	487,180	—		1,187,948
Deferred tax asset, net	311,192	94,083	127,156	H	532,431
Other assets	897,076	352,971	—		1,250,047

Total assets	$51,519,266	$18,085,583	$(928,123)		$68,676,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$13,413,927	$4,827,093	$—		$18,241,020
Interest bearing	28,803,767	9,839,139	11,000	I	38,653,906

Total deposits	42,217,694	14,666,232	11,000		56,894,926
Securities sold under agreements to repurchase	192,386	—	—		192,386
Borrowings	2,550,000	—	—		2,550,000
Junior subordinated debentures, at fair value	320,774	—	—		320,774
Junior and other subordinated debentures, at amortized cost	107,611	272,579	(1,000)	J	379,190
Other liabilities	892,992	179,683	—		1,072,675

Total liabilities	46,281,457	15,118,494	10,000		61,409,951
SHAREHOLDERS’ EQUITY
Common stock	5,823,287	2,395,780	(185,754)	K	8,033,313
(Accumulated deficit) retained earnings	(227,006)	639,321	(820,381)	L	(408,066)
Accumulated other comprehensive (loss) income	(358,472)	(68,012)	68,012	M	(358,472)

Total shareholders’ equity	5,237,809	2,967,089	(938,123)		7,266,775

Total liabilities and shareholders’ equity	$51,519,266	$18,085,583	$(928,123)		$68,676,726

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Three Months Ended March 31, 2025
(in thousands)	Columbia Historical	Pacific Premier Historical	Reclassification Adjustments (Note 3)	Notes	Pacific Premier As Adjusted	Pro Forma Adjustments	Notes	Pro Forma Combined
INTEREST INCOME
Interest and fees on loans and leases	$552,562	$148,530	$—		$148,530	$43,268	N	$744,360
Interest and dividends on investment securities	78,287	38,805	(8,279)	1	30,526	12,599	O	121,412
Interest on temporary investments and interest bearing deposits	16,394	—	8,279	1	8,279	—		24,673

Total interest income	647,243	187,335	—		187,335	55,867		890,445
INTEREST EXPENSE
Interest on deposits	176,634	59,573	—		59,573	—		236,207
Interest on securities sold under agreement to repurchase and federal funds purchased	974	—	—		—	—		974
Interest on borrowings	36,074	2	—		2	—		36,076
Interest on junior and other subordinated debentures	8,566	4,393	—		4,393	50	Q	13,009

Total interest expense	222,248	63,968	—		63,968	50		286,266

Net interest income	424,995	123,367	—		123,367	55,817		604,179
PROVISION (RECAPTURE) FOR CREDIT LOSSES	27,403	(3,718)	—		(3,718)	—		23,685

Net interest income after provision (recapture) for credit losses	397,592	127,085	—		127,085	55,817		580,494
NON-INTEREST INCOME
Service charges on deposits	19,301	2,629	—		2,629	—		21,930
Card-based fees	12,571	834	—		834	—		13,405
Financial services and trust revenue	5,187	10,307	—		10,307	—		15,494
Residential mortgage banking revenue, net	9,334	—	—		—	—		9,334
Other income	19,984	7,695	—		7,695	—		27,679

Total non-interest income	66,377	21,465	—		21,465	—		87,842
NON-INTEREST EXPENSE
Salaries and employee benefits	145,239	52,812	1,200	2	54,012	—		199,251
Occupancy and equipment, net	48,170	9,716	7,875	2	17,591	—		65,761
Intangible amortization	27,979	2,566	—		2,566	14,445	S	44,990
Legal settlement	55,000	—	—		—	—		55,000
Other expenses	63,734	35,198	(9,075)	2	26,123	—		89,857

Total non-interest expense	340,122	100,292	—		100,292	14,445		454,859

Income before provision for income taxes	123,847	48,258	—		48,258	41,372		213,477
Provision for income taxes	37,238	12,237	—		12,237	10,964	U	60,439

Net income	$86,609	$36,021	$—		$36,021	$30,408		$153,038

Earnings per common share:
Basic	$0.41	$0.37						$0.51
Diluted	$0.41	$0.37						$0.51
Weighted average number of common shares outstanding:
Basic	208,800	94,765				(5,471)	V	298,094
Diluted	210,023	94,820				(5,526)	W	299,317

See accompanying notes to the unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

	Year Ended December 31, 2024
(in thousands)	Columbia Historical	Pacific Premier Historical	Reclassification Adjustments (Note 3)	Notes	Pacific Premier As Adjusted	Pro Forma Adjustments	Notes	Pro Forma Combined
INTEREST INCOME
Interest and fees on loans and leases	$2,320,364	$655,206	$—		$655,206	$208,155	N	$3,183,725
Interest and dividends on investment securities	344,649	167,362	(52,650)	1	114,712	52,606	O	511,967
Interest on temporary investments and interest bearing deposits	90,227	—	52,650	1	52,650	—		142,877

Total interest income	2,755,240	822,568	—		822,568	260,761		3,838,569
INTEREST EXPENSE
Interest on deposits	802,806	257,988	—		257,988	(11,000)	P	1,049,794
Interest on securities sold under agreement to repurchase and federal funds purchased	4,873	—	—		—	—		4,873
Interest on borrowings	190,241	8,083	—		8,083	—		198,324
Interest on junior and other subordinated debentures	38,918	19,546	—		19,546	200	Q	58,664

Total interest expense	1,036,838	285,617	—		285,617	(10,800)		1,311,655

Net interest income	1,718,402	536,951	—		536,951	271,561		2,526,914

PROVISION FOR CREDIT LOSSES	105,924	4,789	—		4,789	48,000	R	158,713

Net interest income after provision for credit losses	1,612,478	532,162	—		532,162	223,561		2,368,201
NON-INTEREST INCOME
Service charges on deposits	71,517	10,875	—		10,875	—		82,392
Card-based fees	57,089	3,452	—		3,452	—		60,541
Financial services and trust revenue	20,208	37,119	—		37,119	—		57,327
Residential mortgage banking revenue, net	24,108	—	—		—	—		24,108
Other income	38,044	31,392	—		31,392	—		69,436

Total non-interest income	210,966	82,838	—		82,838	—		293,804
NON-INTEREST EXPENSE
Salaries and employee benefits	588,830	211,057	4,960	2	216,017	—		804,847
Occupancy and equipment, net	182,372	42,380	29,669	2	72,049	—		254,421
Intangible amortization	119,431	11,091	—		11,091	64,514	S	195,036
Other expenses	214,061	138,003	(34,629)	2	103,374	185,000	T	502,435

Total non-interest expense	1,104,694	402,531	—		402,531	249,514		1,756,739

Income before provision for income taxes	718,750	212,469	—		212,469	(25,953)		905,266
Provision for income taxes	185,075	53,667	—		53,667	(6,878)	U	231,864

Net income	$533,675	$158,802	$—		$158,802	$(19,075)		$673,402

Earnings per common share:
Basic	$2.56	$1.65						$2.26
Diluted	$2.55	$1.65						$2.25
Weighted average number of common shares outstanding:
Basic	208,463	94,579				(5,285)	V	297,757
Diluted	209,337	94,683				(5,389)	W	298,631

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The unaudited pro forma financial information and explanatory notes have been prepared in accordance with Article 11 of Regulation S-X to illustrate the effects of the mergers under the acquisition method of accounting in Accounting Codification Standards 805, Business Combinations (ASC 805) with Columbia treated as the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Pacific Premier (as the accounting acquiree) will be recorded mostly at their respective fair values, as of the effective date of the mergers, and the excess of the fair value of Pacific Premier’s net assets over the consideration transferred will be recorded as goodwill. In addition, merger-related costs incurred by Columbia, the accounting acquirer, are accounted for as expenses in the periods in which the costs are incurred and the services received.

As discussed in Note 3, certain reclassifications were made to align Pacific Premier’s historical financial statement presentation with that of Columbia. The accounting policies of both Columbia and Pacific Premier are currently under review, and Columbia and Pacific Premier have not identified all adjustments necessary to conform the respective accounting policies into a single accounting policy. As a result of that review, differences could be identified between the accounting policies of the two companies that, when aligned, could have a material impact on Columbia’s financial information.

The transaction accounting adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary transaction accounting adjustments have been made solely for the purpose of providing the unaudited financial information. The transaction accounting adjustments are based upon available information and certain assumptions considered reasonable, and may be revised as additional information becomes available.

Note 2—Preliminary Consideration Transferred and Allocation of Consideration Transferred

The transaction accounting adjustments depict the accounting for the mergers, including the determination of the fair value of preliminary consideration transferred and allocation of the preliminary consideration transferred to assets acquired and liabilities assumed. The impact of cash settlement of Pacific Premier options and the replacement of the outstanding and unvested Pacific Premier RSAs and Pacific Premier performance awards with Columbia RSAs and Columbia RSU awards, respectively, on the consideration transferred is immaterial and have been excluded for the purpose of this pro forma. The excess of the consideration transferred over mostly the fair value of assets acquired and liabilities assumed is reflected as goodwill.

Refer to the table below for the preliminary calculation of estimated merger consideration transferred:

(dollars and shares in thousands)
Share consideration:	Amount
Shares of Pacific Premier common stock outstanding as of May 20, 2025	97,055
Shares of Pacific Premier restricted stock units and dividend equivalents outstanding as of May 20, 2025(1)	534

Total Pacific Premier shares outstanding plus restricted stock units	97,589
Exchange ratio	0.9150
Number of hypothetical shares of Columbia common stock to be issued to Pacific Premier shareholders	89,294
Columbia’s market price per common share as of May 20, 2025	$24.75

Preliminary fair value of estimated merger consideration transferred	$2,210,026

(1)

Represents an estimate of Pacific Premier’s outstanding restricted stock units and dividend equivalents expected to be converted to Columbia common stock based on preliminary analysis of the vesting schedule.

The final consideration transferred is based upon the completion of the mergers and will be determined based on the closing price of Columbia common stock on the closing date and the number of issued and outstanding shares of Pacific Premier common stock as of immediately prior to the effective time. Final consideration transferred may differ from the amounts reflected in the unaudited pro forma financial information, and the differences may be material.

The final consideration transferred for purposes of the transaction accounting adjustments could significantly differ from the amounts presented in the unaudited pro forma financial information due to movements in the closing price of Columbia common stock prior to the closing date. A sensitivity analysis related to the fluctuation in the closing price of Columbia common stock was performed to assess the impact a hypothetical change of up to 20% on the closing price of Columbia common stock on May 20, 2025 would have on the preliminary consideration transferred and goodwill as of the closing date.

Change in Closing Price per Share of Columbia Common Stock
(in thousands, except per share amounts)	Stock Price	Estimated Merger Consideration	Estimated Goodwill (Bargain Purchase)
Increase of 20%	$29.70	$2,652,032	$794,874
Increase of 10%	$27.23	$2,431,029	$573,871
Decrease of 10%	$22.28	$1,989,024	$131,866
Decrease of 20%	$19.80	$1,768,021	($89,137)

The preliminary estimated merger consideration transferred as shown in the table above is allocated to the tangible and intangible assets acquired and liabilities assumed of Pacific Premier based on their preliminary estimated fair values. Columbia has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair value of the Pacific Premier assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain assets acquired and liabilities assumed are presented at their respective carrying amounts and should be treated as preliminary values. The fair value assessments are preliminary and are based upon available information and certain assumptions, which Columbia believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the unaudited pro forma financial information.

The following table sets forth a preliminary allocation of the estimated merger consideration transferred to the fair value of the identified tangible and intangible assets and liabilities assumed of Pacific Premier using Pacific Premier’s unaudited consolidated balance sheet as of March 31, 2025:

(in thousands)	March 31, 2025
Fair value consideration paid to Pacific Premier shareholders
Cash paid		$—
Fair value of common shares issued and exchanged		2,210,026

Preliminary fair value of estimated merger consideration transferred		$2,210,026
Fair value of assets acquired:
Cash and due from banks	$769,447
Available for sale	1,758,340
Held to maturity	1,373,117
Loans and leases	11,502,978
Restricted equity securities	97,729
Premises and equipment	58,765
Other intangible assets	415,826
Bank-owned life insurance	487,180
Deferred tax asset, net	169,299
Other assets	352,971

Total assets acquired	$16,985,652
Fair value of liabilities assumed:
Deposits	$14,677,232
Junior and other subordinated debentures	271,579
Other liabilities	179,683

Total liabilities assumed	$15,128,494

Net assets acquired		$1,857,158

Preliminary pro forma goodwill		$352,868

Note 3—Effect of Reclassification Adjustments

During the preparation of the unaudited pro forma financial information, Columbia performed certain procedures to identify transaction accounting adjustments to be made as a result of material differences in the financial statement presentation of Columbia and Pacific Premier. Certain reclassification adjustments have been made to conform Pacific Premier’s historical financial statement presentation to Columbia’s historical financial statement presentation. Reclassifications have also been made to condense historical Columbia’s amounts reported. Following the completion of the mergers, or as more information becomes available, Columbia will finalize the review of accounting policies and reclassifications, which could be materially different from the amounts set forth in the unaudited pro forma financial information presented herein.

The table below represents a summary of reclassification adjustments made to conform the presentation of Pacific Premier’s income statement for the three months ended March 31, 2025 and the year ended December 31, 2024 to that of Columbia:

Income Statement (dollars in thousands)		March 31, 2025	December 31, 2024
1	Adjustment to interest income
	Interest and dividends on investment securities	$(8,279)	$(52,650)
	Interest on temporary investments and interest bearing deposits	8,279	52,650
	Reclassified Pacific Premier’s interest on temporary investments and interest-bearing deposits to interest and dividends on investment securities to more accurately align with Columbia’s financial presentation.
2	Adjustments to non-interest expense line items
	Salaries and employee benefits	$1,200	$4,960
	Occupancy and equipment, net	7,875	29,669
	Other expenses	(9,075)	(34,629)
	Reclassified benefit related expenses and software-related costs from other expenses to salaries and employee benefits, and occupancy and equipment, net, respectively, to accurately align with Columbia’s financial presentation.

Note 4—Transaction Accounting Adjustments

The following transaction accounting adjustments have been reflected in the unaudited pro forma financial information. All adjustments are based on current assumptions and valuations, which are subject to change.

Balance Sheet

(dollars in thousands)		March 31, 2025
A	Adjustment to cash and cash equivalents
	To reflect cash paid for merger-related expenses.	$(185,000)
	Merger-related expenses of $115 million are expected to be incurred for change in control agreements, retention, investment banker fees, legal fees and accounting fees. Additionally, other accounting and audit related costs, contract and lease terminations, marketing and other expenses in connection with the merger, of $70 million are reflected in the unaudited pro forma combined condensed balance sheet.
B	Adjustment to investment securities, held to maturity
	To reflect estimated fair value of acquired investment securities.	$(327,000)
C	Adjustments to loans and leases
	To reverse existing fair value mark on Pacific Premier acquired loans	$25,000
	To reflect estimated fair value related to current interest rates and liquidity on acquired loans and leases.	(449,000)
	To reflect estimated lifetime credit losses on acquired loans and leases.	(96,000)

	Net fair value pro forma adjustments	(520,000)
	Gross up of purchase credit deteriorated (“PCD”) loans and leases for credit mark.	48,000

		$(472,000)

D	Adjustments to allowance for credit losses on loans and leases
	To eliminate Pacific Premier allowance for credit losses on loans and leases at closing date as the credit risk is contemplated in the fair value adjustments.	$174,967
	To reflect estimated lifetime credit losses on acquired PCD loans and leases.	(48,000)
	To reflect estimated lifetime credit losses on acquired non-PCD loans and leases.	(48,000)

		$78,967

Balance Sheet

(dollars in thousands)		March 31, 2025
E	Adjustment to premises and equipment, net
	To reflect estimated fair value of acquired premises and equipment.	$12,000
F	Adjustments to goodwill
	To eliminate Pacific Premier goodwill at closing date.	$(901,312)
	To record the goodwill associated with the mergers. See Note 2.	352,868

		$(548,444)

G	Adjustments to other intangible assets, net
	To eliminate Pacific Premier other intangible assets, net.	$(29,628)
	To record the estimated fair value of acquired identifiable core deposit intangible assets, calculated as 3.3% of Pacific Premier core deposits.	415,826

		$386,198

H	Adjustments to deferred tax asset, net
	To reflect deferred tax asset created in the mergers, which is calculated as follows:
	Adjustment to investment securities, held to maturity	(327,000)
	Adjustments to loans and leases, net	(345,033)
	Adjustment to premises and equipment, net	12,000
	Adjustments to other intangible assets, net	386,198
	Adjustment to deposits	(11,000)
	Adjustment to junior and other subordinated debentures, at amortized cost	1,000

	Subtotal for fair value adjustments	(283,835)

	Calculated deferred tax asset at estimated combined statutory federal and state income tax rate of 26.5%	75,216
	To reflect deferred tax asset created on provision for credit losses on Pacific Premier’s non-PCD loans.	12,720
	To reflect change in taxes receivable due to deductible portion of merger expenses.	39,220

		$127,156

I	Adjustment to deposits
	To reflect estimated fair value based on current market rates for similar products.	$11,000
J	Adjustment to junior and other subordinated debentures, at amortized cost
	To reflect estimated fair value at closing date based on current market rates and spreads for similar subordinated debentures.	$(1,000)
K	Adjustments to common stock
	To eliminate historical Pacific Premier common stock.	$(2,395,780)
	To reflect the closing-date fair value of the consideration transferred by Columbia for its interest in Pacific Premier. See Note 2.	2,210,026

		$(185,754)

L	Adjustments to accumulated deficit/retained earnings
	To eliminate historical Pacific Premier retained earnings.	$(639,321)
	To adjust for estimated lifetime credit losses on acquired non-PCD loans and leases on an after tax basis.	(35,280)
	To adjust for after tax merger expenses.	(145,780)

		$(820,381)

M	Adjustment to accumulated other comprehensive income
	To eliminate historical Pacific Premier accumulated other comprehensive income.	$68,012

Income Statement (dollars and shares in thousands)		Three Months Ended March 31, 2025	Year Ended December 31, 2024
N	Adjustment to interest and fees on loans and leases
	To reflect accretion of loan rate premium and non-PCD credit discount resulting from loans and leases fair value using sum of years digits method to approximate effective yield method over the estimated lives of the acquired loan portfolio, which is approximately 4.2 years.	$43,268	$208,155
O	Adjustment to interest and dividends on investment securities
	To reflect estimated accretion of the discount on acquired investment securities fair value using sum of years digits method to approximate effective yield method over the estimated lives of the acquired investment securities portfolios, which is approximately 15.4 years.	$12,599	$52,606
P	Adjustment to interest on deposits
	To reflect amortization of deposit discount resulting from deposit fair value based on weighted average life of time deposits being approximately one year.	$—	$(11,000)
Q	Adjustment to interest on junior and other subordinated debentures
	To reflect accretion of subordinated debenture premium resulting from subordinated debenture fair value based on the life of subordinated debenture of approximately five years.	$50	$200
R	Adjustment to provision for credit losses
	To record provision for credit losses on Pacific Premier’s non-purchase credit deteriorated loans.	$—	$48,000
S	Adjustments to intangible amortization
	To remove Pacific Premier intangible assets amortization	$(2,566)	$(11,091)
	To reflect amortization of acquired intangible assets fair value based on amortization period of 10 years and using the sum-of-the-years-digits method of amortization.	17,011	75,605

		$14,445	$64,514

T	Adjustment to other expenses
	To reflect the pre-tax nonrecurring merger-related costs expected to be incurred as a result of the mergers and assuming such costs are incurred after closing of the mergers. See A.	$—	$185,000
U	Adjustment to income tax provision
	To reflect the income tax effect of pro forma adjustments at the estimated combined statutory federal and state income tax rate of 26.5%.	$10,964	$(6,878)
V	Adjustments to weighted average number of common shares outstanding—Basic
	To reflect acquisition of Pacific Premier basic common shares.	(94,765)	(94,579)
	To reflect the par value of 89,294 shares of Columbia common stock to be issued in the mergers.	89,294	89,294

		(5,471)	(5,285)

W	Adjustments to weighted average number of common shares outstanding—Diluted
	To reflect acquisition of Pacific Premier diluted common shares.	(94,820)	(94,683)
	To reflect issuance of 89,294 shares of Columbia common stock in connection with the mergers. See Note 2.	89,294	89,294

		(5,526)	(5,389)

DESCRIPTION OF COLUMBIA CAPITAL STOCK

As a result of the mergers, Pacific Premier stockholders who receive shares of Columbia common stock in the merger will become Columbia shareholders. Your rights as Columbia shareholders will be governed by Washington law, the Columbia articles and the Columbia bylaws. The following description of the material terms of Columbia’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the mergers. We urge you to read the applicable provisions of Washington law, the Columbia articles and the Columbia bylaws and federal law governing bank holding companies carefully and in their entirety.

General

As of the date of this joint proxy statement/prospectus, Columbia has 522,000,000 shares of authorized capital stock, consisting of 520,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, without par value. Within the limits of applicable law and the listing rules of Nasdaq, these shares are available to be issued, without prior shareholder approval. As of the record date, there were [ ] shares of Columbia common stock and no shares of Columbia preferred stock issued and outstanding and [ ] shares of Columbia common stock reserved for issuance under various stock-based equity plans and Columbia’s Amended and Restated Employee Stock Purchase Plan. All outstanding shares of Columbia capital stock are fully paid and non-assessable.

Common Stock

Voting Rights. The Columbia shareholders are entitled to one vote for each share of common stock held of record on all matters to be voted on by shareholders.

The Columbia shareholders are not entitled to cumulative voting rights for the election of directors, according to the Columbia articles.

Dividends. Subject to the rights of any series of preferred stock authorized by the Columbia board of directors as provided by the Columbia articles, the Columbia shareholders are entitled to dividends when, as and if declared by the board out of funds legally available for the payment of dividends.

Liquidation. In the event of Columbia’s liquidation or dissolution, subject to the rights of any outstanding series of preferred stock, the Columbia shareholders are entitled to share in all assets remaining for distribution to common shareholders according to their interests.

Other Rights. Columbia shareholders have no preemptive or other subscription rights, and the shares of Columbia common stock are not subject to any further calls or assessments by Columbia. There are no redemption or conversion rights or sinking fund provisions applicable to the shares of Columbia common stock.

Listing. Columbia common stock is listed on Nasdaq under the symbol “COLB.” The transfer agent for Columbia common stock is Broadridge Financial Solutions, Inc.

Preferred Stock

Under the Columbia articles, the Columbia board of directors has the authority, without any further vote or action by Columbia shareholders, to issue up to 2,000,000 preferred shares with no par value.

Washington Law and Certain Provisions of the Columbia Articles; Anti-Takeover Measures

Articles of Incorporation

The Columbia articles provide that certain business combinations may, under certain circumstances, require approval of a two-thirds majority of the issued and outstanding shares of Columbia common stock entitled to vote on the combination. The articles also require a majority shareholder vote of the outstanding shares of Columbia common stock entitled to vote to amend the Columbia articles.

In addition, the Columbia articles provide that, when evaluating an offer to make a tender or exchange offer for any equity security of Columbia, to merge or consolidate Columbia with another corporation, or to purchase all or substantially all of the assets of Columbia, the Columbia board of directors will, in connection with the exercise of its judgment in determining the best interests of Columbia and its shareholders, give due consideration to all relevant factors, including, without limitation, the social and economic effects on the employees, customers, suppliers, and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate.

These provisions in the Columbia articles are designed to encourage potential acquirers to negotiate with the Columbia board of directors to preserve value for Columbia shareholders in the event of a takeover attempt. These provisions reduce the likelihood that a potential acquirer who is unwilling to pay a market premium determined by the Columbia board of directors to be sufficient will attempt to acquire shares of Columbia common stock by means of an open market accumulation, front-end loaded tender offer or other coercive or unfair takeover tactic. These provisions in the Columbia articles would ensure that Columbia, its shareholders and its other stakeholders would be protected from certain takeover attempts, or the acquisition of a substantial block of equity, on terms that may be less favorable generally than would be available in transactions negotiated with and approved by the board of directors.

Washington Law

Chapter 23 of the WBCA, which is applicable to Columbia, may be deemed to have certain anti-takeover effects by proscribing certain transactions, with certain exceptions, between Columbia and an “acquiring person” (defined generally as a person beneficially owning 10% or more of a corporation’s outstanding voting stock) during the five-year period following the time such person became an interested shareholder without meeting certain heightened approval requirements.

COMPARISON OF THE RIGHTS OF COLUMBIA SHAREHOLDERS AND PACIFIC PREMIER STOCKHOLDERS

If the mergers are completed, Pacific Premier stockholders will receive shares of Columbia common stock in the merger and will cease to hold shares of Pacific Premier common stock.

Pacific Premier is organized under the laws of the State of Delaware. Columbia is organized under the laws of the State of Washington. The following is a summary of certain material differences between (i) the current rights of Columbia shareholders under the Columbia articles, the Columbia bylaws and Washington law and (ii) the current rights of Pacific Premier stockholders under the Pacific Premier certificate, the Pacific Premier bylaws and Delaware law.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Pacific Premier’s and Columbia’s governing documents, which we urge you to read carefully and in their entirety. Copies of Pacific Premier’s and Columbia’s governing documents have been filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 160.

	Columbia	Pacific Premier
Authorized Capital Stock	The Columbia articles authorize Columbia to issue 520,000,000 shares of common stock, without par value, and 2,000,000 shares of preferred stock, no par value per share. As of the record date of the Columbia special meeting, there were [ ] shares of Columbia common stock outstanding and no shares of preferred stock outstanding.	The Pacific Premier certificate authorizes Pacific Premier to issue 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of the record date of the Pacific Premier special meeting, there were [ ] shares of Pacific Premier common stock outstanding and no shares of preferred stock were outstanding.
Voting Rights	The Columbia bylaws provide that each Columbia shareholder will be entitled to one vote for each share held of record by such holder on all matters on which Columbia shareholders are generally entitled to vote.

Each holder of Pacific Premier common stock is entitled to one vote for each share held of record.

Any matter, other than the election of directors in a contested election, brought before any meeting of stockholders will be decided by the affirmative vote of the majority of the votes cast at the meeting.

Size of Board of Directors	The Columbia bylaws provide that the number of directors will not be fewer than eight or more than 15, with the exact number to be fixed by resolution of the board of directors. The Columbia board of directors currently has 11 directors. The Columbia bylaws do not provide for cumulative voting for directors.	The Pacific Premier bylaws provide that the number of directors who constitute the board of directors is such number as the board of directors from time to time has designated, except that in the absence of such designation, such number is 7. The Pacific Premier board of directors currently has 11 directors.

	Columbia	Pacific Premier
Under the Merger Agreement, Columbia agrees to take all actions necessary to cause three directors of Pacific Premier immediately prior to the effective time mutually agreed to by Columbia and Pacific Premier to be appointed to the Columbia board of directors.
Classes of Directors	According to the Columbia bylaws, the Columbia board of directors is not classified; all directors are elected annually.	The Pacific Premier board of directors is not classified; all directors are elected annually.
Director Eligibility and Mandatory Retirement	The Columbia bylaws provide that to be eligible for election, directors must be younger than 75 before the meeting of Columbia shareholders at which they are elected.	The Pacific Premier bylaws do not include director eligibility or mandatory retirement requirements.
Election of Directors	Columbia has elected to be governed by Section 23B.10.205 of the WBCA with respect to the election of directors, which provides that a company may specify certain voting standards for the election of directors in its bylaws. The Columbia bylaws provide that in any election of directors that is not a contested election the candidates elected will be those receiving a majority of the votes cast (i.e., the number of shares voted “for” a director nominee must exceed the number of shares voted “against” that director nominee). In a contested election, the directors will be elected by a plurality of the votes cast.	The Pacific Premier bylaws provide that, except in a contested election, the vote required for the election of a director is the affirmative vote of a majority of the votes cast in favor of or against the election of a director nominee at a meeting of stockholders. Holders of Pacific Premier common stock do not have cumulative voting rights in the election of directors.
Removal of Directors	Under the WBCA, a director may be removed from office with or without cause if the number of votes cast to remove the director exceeds the number cast not to remove the director at a special meeting called for the purpose of removing the director.	Under the Pacific Premier certificate, any director, or the entire board of directors, may be removed from office with or without cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock of Pacific Premier entitled to vote generally in an election of directors, voting together as a single class (subject to the rights of holders of any series of preferred stock then outstanding).

	Columbia	Pacific Premier
Filling Vacancies on the Board of Directors	The Columbia bylaws provide that any vacancy occurring on the board may be filled by the affirmative vote of a majority of the remaining directors whether or not less than a quorum. If the vacant office was held by a director elected by holders of one or more authorized classes or series of shares, only the holders of those classes or series of shares are entitled to vote to fill the vacancy.	The Pacific Premier bylaws provide that newly created directorships resulting from the increase in the authorized number of directors or any vacancies in the Pacific Premier board of directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may only be filled by a majority vote of directors then in office, though less than a quorum (subject to the rights of the holders of any class or series of preferred stock). Each director so chosen will hold office until the next annual meeting of stockholders.
Calling Special Meetings of Shareholders or Stockholders, as Applicable	The Columbia bylaws provide that special meetings of the Columbia shareholders may be called at any time by Columbia’s Chair, Chief Executive Officer, President, a majority of the Columbia board of directors, or upon the delivery of a written demand of the holders of record of 10% of the outstanding stock entitled to vote on any issue proposed to be considered at the proposed special meeting to Columbia’s Secretary.	The Pacific Premier bylaws provide that special meetings of Pacific Premier stockholders may be called by the corporate secretary upon written request of Pacific Premier stockholders holding at least 10% of the issued and outstanding shares of Pacific Premier common stock, subject to applicable law, the Pacific Premier certificate and the Pacific Premier bylaws.
Quorum	The Columbia bylaws provide that the presence of a majority of the shares entitled to vote will constitute a quorum at any meeting of the Columbia shareholders.	The Pacific Premier bylaws provide that the holders of a majority of all the shares of stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum.
Notice of Shareholder Meetings or Stockholder Meetings, as Applicable	The Columbia bylaws provide that written notice stating the place, day and hour of the meeting, and in case of a special meeting the purpose or purposes for which the meeting is called, must be delivered not less than 10 days nor more than 60 days before the date of the meeting (except when the purpose of the meeting includes action on an amendment to the Columbia articles, a plan of merger or share exchange, a proposed sale of assets pursuant to Section 23B.12.020 of the WBCA, or the dissolution of Columbia, in which case notice must be delivered not less than 20 nor more	In accordance with the DGCL, the Pacific Premier bylaws provide that written notice of the place, date and time of the meeting, and in case of a special meeting the purpose or purposes for which the meeting is called, must be given not less than 10 nor more than 60 days before the date of the meeting, to stockholders entitled to vote at such meeting, either personally, by mail or by means of electronic transmission in accordance with applicable law.

	Columbia	Pacific Premier
than 60 days before the meeting date), either personally or by mail, by or at the direction of Columbia’s Chair, Chief Executive Officer, President, Secretary, or the person or persons calling the meeting, to each shareholder of record entitled to vote at such meeting.
Shareholder or Stockholder Proposals and Nominations, as Applicable	The Columbia bylaws provide that business, including director nominations, may be brought before an annual meeting if (i) timely notice is provided to the corporate secretary in accordance with the Columbia bylaws or (ii) by or at the direction of the Columbia board of directors. To be timely, a shareholder’s notice must be delivered to Columbia not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Columbia. For the purpose of such notice, “public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by Columbia with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.	The Pacific Premier bylaws provide that business, including director nominations, may be brought before an annual meeting if timely notice is provided to the corporate secretary in accordance with the Pacific Premier bylaws or by or at the direction of the Pacific Premier board of directors. To be timely, a stockholder’s notice must be delivered not earlier than the close of business on the 120th day and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting is 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting, or if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the tenth day following the day on which public announcement of the date of such meeting is first made by Pacific Premier. For the purpose of such notice, “public announcement” means disclosure in a press release reported by a national news service or in a document publicly filed by Columbia with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

Columbia	Pacific Premier

A shareholder’s notice proposing to nominate a person for election as a director must contain specified information, including, without limitation:

•  the name and address of the noticing shareholder as they appear on Columbia’s books, and the name and address of each beneficial owner;

•  the identity and address of each person to be nominated;

•  all information relating to such shareholder nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected;

•  a representation that as of the date of delivery of such notice such shareholder is a holder of record of shares of Columbia and is entitled to vote at such meeting and intends to appear at the meeting in person or by proxy to nominate the person or persons specified in the notice as directors;

•  a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person or persons pursuant to which the nomination or nominations are to be made by such shareholder;

•  a description of ownership of shares and derivative securities and any transactions related to such shares and derivative securities; and

A stockholder’s notice must include, among other things set forth in the Pacific Premier bylaws, the following, as applicable:

•  the name and address of the stockholder, as they appear on Pacific Premier’s books, and the name and address of each beneficial owner, if any; and

•  all information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies, for, as applicable, the proposal, and/or for election of directors in a contested election pursuant to Section 14 of the Exchange Act, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

A stockholder’s notice relating to any business other than the nomination of a director must, among other things, also set forth:

•  a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business;

•  the text of the proposal or business (including the text of any resolutions proposed for consideration); and

•  a description of all agreements, arrangements and understandings between such stockholder and the beneficial owner, if any, and any other persons (including their names) in connection with the

	Columbia	Pacific Premier

•  any material interest of the shareholder in the business so proposed or capital stock of Columbia.

•  A shareholder’s notice relating to the conduct of business other than the nomination of directors must contain specified information about that business and about the proposing shareholder, including, without limitation:

•  a brief description of the business the shareholder proposes to bring before the meeting and the reasons for conducting such business at the meeting;

•  the name and address of the noticing shareholder as they appear on Columbia’s books, and the name and address of each beneficial owner;

•  The text of the proposal (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Columbia bylaws, the text of the proposed amendment)

•  a description of ownership of shares and derivative securities and any transactions related to such shares and derivative securities; and

•  any material interest of the shareholder in the business so proposed or capital stock of Columbia.

proposal of such business by such stockholder.

A stockholder’s notice proposing to nominate a director for election must, among other things, also set forth:

•  a description of all arrangements or understandings between or among such stockholder and beneficial owner, if any, and each proposed nominee and any other person or persons pursuant to which the nomination or nominations are to be made by such stockholder; and

•  a completed and signed questionnaire, representation and agreement by the stockholder nominee.

Anti-Takeover Provisions and Other Shareholder or Stockholder Protections, as applicable	Chapter 23B.19 of the WBCA prohibits corporations that have a class of voting stock registered under the Exchange Act, such as Columbia, from engaging in any “significant business transaction” (defined to include mergers or consolidations, certain sales, termination of 5% or more of a corporation’s employees, sales of assets, liquidation or	The Pacific Premier certificate does not exempt Pacific Premier from the application of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of 3 years after the date that person became an interested stockholder,

Columbia	Pacific Premier

dissolution and other specified transactions) with a person or group that beneficially owns 10% or more of a corporation’s outstanding voting stock, which we refer to as an acquiring person, for a period of five years after such person or group becomes an acquiring person, unless the significant business transaction or the acquisition by which such person became an acquiring person is approved prior to the time the person became an acquiring person by a majority vote of the board of directors, or the significant business transaction is approved by a majority vote of the board of directors and approved at an annual or special meeting of shareholders by the affirmative vote of at least two-thirds of the outstanding voting shares (excluding shares beneficially owned by or under the voting control of the acquiring person).

The Columbia articles include certain provisions that could make more difficult the acquisition of Columbia by means of a tender offer, a proxy contest, merger or otherwise. These provisions include a requirement that any “Business Combination” (as defined in the Columbia articles) be approved by the affirmative vote of not less than 66 2/3% of the total shares attributable to persons other than a “Control Person” (as defined in the Columbia articles) voting as a single class, unless certain conditions are met, including that a majority of the Continuing Directors (as defined in the Columbia articles) has approved the transaction or certain other conditions concerning (among other things) non-discrimination among Columbia shareholders and receipt of fair value are satisfied.

In addition, the authorization of preferred stock, which is intended unless the business combination or the transaction in which the person became an interest stockholder is approved in the prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three (3) years prior to the determination of interested stockholder status, did own, fifteen percent (15%) or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by the Pacific Premier board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Pacific Premier common stock.

	Columbia	Pacific Premier

primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Columbia (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for a shareholder to obtain control or selling authorized but unissued shares to friendly third parties).

The Columbia articles allow the Columbia board of directors to, when evaluating certain takeover bids, consider, in connection with the exercise of its judgment in determining the best interests of Columbia and its shareholders, all relevant factors, including the social and economic effects on its employees, customers, suppliers and other constituents of Columbia and its subsidiaries and on the communities in which Columbia and its subsidiaries operate or are located.

Limitation of Personal Liability of Officers and Directors	The Columbia articles limit the personal liability of any director or officer-director or any former director or officer-director of Columbia to Columbia or its shareholders for monetary damages for their conduct as a director or officer-director unless their conduct is finally adjudged to be acts or omissions involving intentional misconduct or a knowing violation of law, conduct violating Title 23B of the WBCA or participation in any transaction from which the person will personally receive a benefit in money, property, or services to which the person is not legally entitled.	As permitted by the DGCL, the Pacific Premier certificate provides that directors will have no personal liability to Pacific Premier or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to Pacific Premier or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) the unlawful payment of dividends or unlawful stock purchase or redemption under Section 174 of the DGCL, or (iv) for any transaction in which the director derived improper personal benefit.
Indemnification of Directors and Officers and Insurance	The WBCA generally permits Columbia to indemnify its directors for actions taken in good faith and which the individual reasonably believed, in the case of conduct in the	The DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding,

Columbia	Pacific Premier

individual’s official capacity, to be in the best interests of the corporation, and in all other cases, that the individual’s conduct was at least not opposed to the corporation’s best interests. In the case of a criminal proceeding, the individual must not have had any reasonable cause to believe the conduct was unlawful. A director may not be indemnified in connection with a proceeding by or in the right of the corporation in which the director was found liable to the corporation or a proceeding in which the director was found to have improperly received a personal benefit. The WBCA provides for mandatory indemnification of directors for reasonable expenses incurred when the indemnified party is wholly successful in the defense of the proceeding, on the merits or otherwise. A corporation may indemnify officers to the same extent as directors.

Washington law permits a director of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. Washington law further provides that a corporation may, if authorized by its articles of incorporation or a bylaw or resolution adopted or ratified by the shareholders, provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

The Columbia articles provide, among other things, for the indemnification of directors, and authorize the Columbia board of directors to pay reasonable expenses incurred by, or satisfy a judgment or fine against, a current or whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

The DGCL provides that any indemnification must be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such

	Columbia	Pacific Premier

former director in connection with any legal liability incurred by the individual while acting for Columbia within the scope of his or her employment and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined to include intentional misconduct, a knowing violation of law, conduct violating Title 23B of the WBCA or participation in any transaction from which the person will receive a benefit in money, property or services to which that person is not legally entitled.

Section 23B.08.580 of the WBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual’s status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under Section 23B.08.510 or 23B.08.520 of the WBCA.

directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Pursuant to the DGCL, a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of other corporation, partnership, joint venture, trust or other enterprise against any liability asserted against or incurred by such person in that capacity or arising out of such person’s status as such.

The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The Pacific Premier certificate provides that Pacific Premier will, to the fullest extent permitted by the DGCL, indemnify each person who is or was a director or officer of Pacific Premier. Each person who was serving at the request of Pacific Premier as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, may be indemnified by Pacific Premier in accordance with, and to the fullest extent permitted by, the DGCL.

Appraisal or Dissenters’ Rights	Under Washington law, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares only in the event of, any of the following corporate acts: (i) consummation of a merger to which the corporation is a party if shareholder approval is required and	Under the DGCL, stockholders are generally entitled to dissent from a merger or consolidation and obtain payment of the fair value of their shares when a merger or consolidation of business entities occurs. However, the DGCL provides that appraisal rights are not available with respect to

Columbia	Pacific Premier
the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent; (ii) a plan of share exchange, which has become effective, to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (iii) a sale, lease, exchange or other disposition, which has become effective, of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale, lease, exchange or other disposition, including a disposition in dissolution, but not including a disposition pursuant to a court order or a disposition for cash pursuant to a plan by which all or substantially all of the net proceeds will be distributed to Columbia shareholders within one year after the date of the disposition; (iv) an amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects the redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; (v) an election by a corporation to become or cease to become a social purpose corporation, which has become effective, to which the corporation is a party if shareholder approval was required for the election; (vi) an amendment of a social purpose corporation’s articles of incorporation that would materially change a purpose of the corporation; (vii) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting Columbia shareholders are entitled to dissent and obtain payment for their shares; or (viii) a plan of entity conversion in the case of a	any class or series to stock that is either listed on a national securities exchange or held of record by more than 2,000 holders, unless, under the terms of the transaction, holders are required to accept anything other than shares of publicly traded stock of the acquirer and/or cash in lieu of fractional shares. Pacific Premier’s common stock is listed on a national securities exchange, and as such, Pacific Premier’s stockholders are not entitled to appraisal rights.

	Columbia	Pacific Premier
conversion of a domestic corporation to a foreign corporation, which has become effective, to which the domestic corporation is a party as the converting entity, if: (a) the shareholder was entitled to vote on the plan, and (b) the shareholder does not receive shares in the surviving entity that have terms as favorable to the shareholder in all material respects and that represent at least the same percentage interest of the total voting rights of the outstanding shares of the surviving entity as the shares held by the shareholder before the conversion.
Amendments to Charter/Articles and Bylaws

Under the WBCA, the Columbia articles may be amended if (subject to certain exceptions if the board of directors determines that it has a conflict of interest) the amendment is approved and recommended by the board of directors to the shareholders and approved upon the affirmative vote of the holders of a majority of Columbia’s outstanding voting stock. The provisions of the Columbia articles relating to Business Combinations (as defined in the Columbia articles) may not be amended or repealed without the affirmative vote of 66 2/3% of Columbia’s outstanding voting stock (excluding any shares owned by a Control Person). The Columbia board of directors may make certain amendments, as listed in the WBCA, to the Columbia articles without shareholder approval.

Under the WBCA, a corporation’s board of directors may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or Washington law reserves the power to amend the bylaws exclusively to the shareholders in whole or in part, or the shareholders, in amending or repealing a particular bylaw, provide expressly that the board of directors

The Pacific Premier certificate may be altered, amended or repealed in any manner allowed under Delaware law. Generally, Delaware law requires a charter amendment to be approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote thereon.

The Pacific Premier bylaws may be altered, amended or repealed, in whole or in part, by (a) the Pacific Premier board of directors at any meeting thereof, provided notice of such proposed change was given provided not less than 2 days prior to the meeting, with the approval of a majority of the whole board of directors or (b) the stockholders at any meeting thereof, provided notice of the proposed change was given in the notice of the meeting, by the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of capital stock entitled to vote (subject to any additional vote as may be required by law or the Pacific Premier certificate).

	Columbia	Pacific Premier

may not amend or repeal that bylaw. A Washington corporation’s shareholders may also amend or repeal the bylaws.

The Columbia articles provide that the Columbia board of directors may, by a majority vote of the whole board of directors, amend the Columbia bylaws.

Action by Written Consent of the Shareholders or Stockholders, as Applicable	The WBCA permits any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting by written consent of all shareholders entitled to vote on the corporate action.	The Pacific Premier bylaws provide that, subject to the provisions of the Pacific Premier certificate or other applicable provisions of the Pacific Premier bylaws, any action required or permitted to be taken by the stockholders of Pacific Premier at an annual or special meeting of stockholders may be taken by written consent if the holders of the outstanding shares of Pacific Premier stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting approve such action.
Shareholder or Stockholder Rights Plan, as Applicable	Columbia does not have a shareholder rights plan.	Pacific Premier does not have a stockholder rights plan.
Forum Selection Bylaw	The Columbia bylaws do not feature a forum selection bylaw.

As authorized by the DGCL and the Pacific Premier bylaws, unless Pacific Premier consents in writing to the selection of a different forum, the sole and exclusive forum for any and all internal corporate claims will be a state court located within the State of Delaware or the state of California.

If no state court of the State of Delaware or the State of California has jurisdiction over such action or proceeding, the sole and exclusive forum for such action or proceeding will be the United States District Court for the District of Delaware or the United States District Court for the Central District of California, Southern Division.

LEGAL MATTERS

The validity of Columbia common stock to be issued in connection with the merger will be passed upon for Columbia by Kumi Yamamoto Baruffi, Executive Vice President and General Counsel of Columbia. As of the date hereof, Ms. Baruffi owned shares of Columbia common stock and equity awards providing for rights to receive or require Columbia common stock representing less than 1% of the total outstanding shares of Columbia common stock.

Certain federal income tax consequences of the merger will be passed upon for Columbia by Sullivan & Cromwell LLP, New York, New York, and for Pacific Premier by Holland & Knight LLP, Dallas, Texas. As of the date hereof, certain employees of Holland & Knight LLP beneficially owned approximately 7,626 shares of Pacific Premier common stock.

EXPERTS

Columbia

The financial statements of Columbia as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 incorporated by reference in this joint proxy statement/prospectus to Columbia’s Annual Report on Form 10-K for the year ended December 31, 2024, and the effectiveness of Columbia’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Pacific Premier

The financial statements of Pacific Premier as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024 incorporated by reference in this joint proxy statement/prospectus to Pacific Premier’s Annual Report on Form 10-K for the year ended December 31, 2024, and the effectiveness of Pacific Premier’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING SHAREHOLDER OR STOCKHOLDER PROPOSALS

Columbia

Columbia held its 2025 annual meeting of shareholders on May 15, 2025. Columbia will hold its 2026 annual meeting of shareholders (the “Columbia 2026 annual meeting”), regardless of whether the mergers have been completed.

Proxy Statement Proposals. Under SEC Rule 14a-8, a shareholder desiring to make a proposal to be included in the proxy statement for the Columbia 2026 annual meeting must submit such proposal to the following address: Corporate Secretary, Columbia Banking System, Inc., 1301 A Street, Tacoma, Washington 98402. Proposals must be received by Columbia by no later than the close of business on December 4, 2025, and must comply with SEC Rule 14a-8 in order for the proposal to be considered for inclusion in Columbia’s proxy statement.

Proxy Access. As set forth in the Columbia bylaws, a Columbia shareholder is able to submit director nominees for the Columbia board of directors for inclusion in the Columbia proxy statement if the shareholder(s) and nominee(s) satisfy the requirements specified in the Columbia bylaws. In order for a nominee to be considered for inclusion in Columbia’s proxy statement for the Columbia 2026 annual meeting, a shareholder must deliver timely notice in writing to the Columbia Corporate Secretary (at the address above) no earlier than the close of business on December 16, 2025, and no later than the close of business on January 15, 2026. The notice must contain the specific information required by the Columbia bylaws.

Other Proposals and Nominations. Under the Columbia bylaws, for business to be properly brought before the 2026 annual meeting by a Columbia shareholder, a shareholder must have delivered timely notice in writing to the Columbia Corporate Secretary (at the address above) no earlier than the close of business on December 16, 2025, and no later than the close of business on January 15, 2026. The notice must contain the notice and informational requirements described in the Columbia bylaws and applicable SEC proxy rules. The chair of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the Columbia bylaws.

Pacific Premier

Pacific Premier held its 2025 annual meeting of stockholders on May 19, 2025. Pacific Premier does not anticipate holding its 2026 annual meeting of stockholders (the “Pacific Premier 2026 annual meeting”) if the mergers are completed as currently expected. In the event the mergers are not completed within the expected time frame or at all, Pacific Premier may hold an annual meeting in 2026. Any Pacific Premier stockholder nominations or proposals for other business intended to be presented at the Pacific Premier 2026 annual meeting must be submitted to Pacific Premier as set forth below.

Proxy Statement Proposals. Any stockholder proposal intended for inclusion in Pacific Premier’s proxy statement and proxy card pursuant to Exchange Act Rule 14a-8 relating to Pacific Premier’s 2026 annual meeting must be received by Pacific Premier’s Corporate Secretary at Pacific Premier Bancorp, Inc., 17901 Von Karman Avenue, Suite 1200, Irvine, California 92614, no later than December 8, 2025.

Other Proposals and Nominations. The Pacific Premier bylaws govern the submission of nominations for director or other business proposals that a stockholder wishes to have considered at a meeting of stockholders. These advance notice provisions are in addition to, and separate from, the requirements that a stockholder must meet in order to have a proposal included in the proxy statement under SEC rules.

Notice of stockholder proposals for the 2026 annual meeting outside of SEC Rule 14a-8 must be received by Pacific Premier no earlier than January 19, 2026 and no later than February 18, 2026. The notice must contain the notice and informational requirements described in the Pacific Premier bylaws or applicable SEC proxy rules. In addition, Pacific Premier stockholders that intend to solicit proxies in support of director nominees other than our nominees for future stockholder meetings must provide notice that sets forth the information required by SEC Rule 14a-19 no later than March 20, 2026.

HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit Columbia, Pacific Premier and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of Columbia shareholders or Pacific Premier stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each shareholder or stockholder, as applicable, continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of Columbia common stock and Pacific Premier common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding Columbia common stock or Pacific Premier common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

WHERE YOU CAN FIND MORE INFORMATION

Columbia and Pacific Premier file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both Columbia and Pacific Premier, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by Columbia, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “Investor Relations” section of Columbia’s website, www.columbiabankingsystem.com, under the heading “SEC Filings.” Documents filed with the SEC by Pacific Premier will be available free of charge in the “SEC” section of Pacific Premier’s website, www.ppbi.com, under the heading “Documents.” The web addresses of the SEC, Columbia and Pacific Premier are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.

Columbia has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to Columbia’s securities to be issued in the merger. This document constitutes the prospectus of Columbia filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.

Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Columbia and Pacific Premier to incorporate by reference into this joint proxy statement/prospectus documents Columbia and Pacific Premier file with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by Columbia to register shares of Columbia common stock that will be issued in the merger, of which this joint proxy statement/prospectus forms a part. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this document, and later information that Columbia and Pacific Premier file with the SEC will update and supersede that information. Columbia and Pacific Premier incorporate by reference the documents listed below and any documents filed by Columbia and Pacific Premier under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the latest of (i) the date of the special meeting of Columbia, (ii) the date of the special meeting of Pacific Premier and (iii) the date that the offering or shares of Columbia common stock to be issued in the merger is terminated:

Columbia filings (SEC File No. 000-20288)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on February 25, 2025
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2025, filed on May 6, 2025
Current Reports on Form 8-K	Filed February 14, 2025, filed April 2, 2025 (only with respect to Item 5.02), April 23, 2025 (only with respect to Item 8.01), April 25, 2025, May 15, 2025 and May 16, 2025
Definitive Proxy Statement on Schedule 14A	Filed April 3, 2025
Description of Columbia common stock	Filed as Exhibit 4.3 of Columbia’s Annual Report on Form 10-K for the year ended December 31, 2019, filed on December 27, 2020

Pacific Premier filings (SEC File No. 000-22193)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2024, filed on February 28, 2025
Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2025, filed on May 2, 2025
Current Reports on Form 8-K	January 23, 2025 (only with respect to Item 8.01), April 23, 2025 (only with respect to Item 8.01), April 23, 2025 (only with respect to Item 8.01), April 25, 2025, May 9, 2025 and May 20, 2025
Definitive Proxy Statement on Schedule 14A	Filed April 7, 2025

Notwithstanding the foregoing, information furnished by Columbia or Pacific Premier on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.

You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:

if you are a Columbia shareholder: Columbia Banking System, Inc. 1300 A Street Tacoma, WA 98402-4200 Attn: Investor Relations (503) 727-4100	if you are a Pacific Premier stockholder: Pacific Premier Bancorp, Inc. 17901 Von Karman Avenue, Suite 1200 Irvine, California 92614 Attn: Corporate Secretary (949) 864-8000

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in Columbia’s or Pacific Premier’s affairs since the date of this document. Columbia provided the information contained in this document with respect to Columbia and Pacific Premier provided the information contained in this document with respect to Pacific Premier.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

COLUMBIA BANKING SYSTEM, INC.,

PACIFIC PREMIER BANCORP, INC.,

and

BALBOA MERGER SUB, INC.

Dated as of April 23, 2025

A-i

A-ii

Exhibit A – Form of Bank Merger Agreement

A-iii

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.9(a)
Adjusted PSU	1.6(b)
Affiliate	3.15
Agreement	Preamble
Approvals	6.1(b)
Bank Merger	Recitals
Bankruptcy and Equity Exception	3.3(a)
BHC Act	3.1(a)
BOLI	3.22(b)
Book-Entry Share	1.5(d)
Business Day	9.3
Certificate of Merger	1.3
Certificate	1.5(d)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Benefit Plan	3.11(a)
Company Board	1.6(a)
Company Board Recommendation	6.4
Company Bylaws	3.1(b)
Company Capitalization Date	3.2(a)
Company Certificate	3.1(b)
Company Common Stock	3.2(a)
Company Designated Directors	6.19
Company Disclosure Schedule	Article 3
Company Equity Awards	1.6(f)(i)
Company Insiders	6.8
Company IT Assets	3.20(l)(i)
Company Leased Properties	3.21
Company Loans	3.25(a)
Company Owned Intellectual Property	3.20(l)(ii)
Company Owned Properties	3.21
Company Preferred Stock	3.2(a)
Company Real Property	3.21
Company PSU	1.6(b)
Company RSA	1.6(a)
Company SEC Reports	3.5(b)
Company Special Meeting	3.4
Company Stock Option Award	1.6(b)
Company Stock Option Award Cashout Price	1.6(f)(iii)
Company Stock Plans	1.6(f)(ii)
Company Stockholder Approval	3.3(a)
Confidentiality Agreement	6.3(b)
Continuing Employee	6.6(a)
D&O Insurance	6.7(b)
DCBS	3.4
Delaware Secretary	1.3
DGCL	1.1

A-iv

Section
Effective Time	1.3
Environmental Laws	3.17
ERISA	3.11(a)
ERISA Affiliate	3.11(f)
Exchange Act	3.5(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
Exchanged Shares	2.2(a)
FDIC	3.1(c)
Federal Reserve	3.4
Form S-4	3.4
GAAP	3.6(a)
Governmental Entity	3.4
Indemnified Parties	6.7(a)
Intellectual Property	3.20(l)(iii)
IRS	3.18(b)
IT Assets	3.20(l)(iv)
Joint Proxy Statement/Prospectus	3.4
Knowledge of the Company	9.3
Knowledge of Parent	9.3
Last Condition Satisfaction Date	1.2
Law	3.3(b)
Lease	3.21
Letter of Transmittal	2.2(a)
Liens	3.2(e)
Malicious Code	3.20(l)(v)
Material Adverse Effect	3.1(a)
Material Contract	3.16(a)
Materially Burdensome Regulatory Condition	6.1(d)
Merger	Recitals
Merger Consideration	1.5(a)
Merger Sub	Preamble
Merger Sub Board	4.3(a)
Merger Sub Common Stock	1.5(c)
Mergers	Recitals
Multiemployer Plan	3.11(f)
Multiple Employer Plan	3.11(f)
Nasdaq	2.2(f)
ORS	3.3(b)
Pacific Premier Bank	Recitals
Parent	Preamble
Parent Articles	1.9(d)
Parent Benefit Plan	4.11(a)
Parent Board	4.3(a)
Parent Board Recommendation	6.4
Parent Bylaws	1.9(e)
Parent Capitalization Date	4.2(a)
Parent Common Stock	4.2(a)
Parent Contract	4.16(a)

A-v

Section
Parent Disclosure Schedule	Article 4
Parent Equity Awards	4.2(a)
Parent ESPP	4.2(a)
Parent IT Assets	4.19(a)
Parent Loans	4.24
Parent Owned Properties	4.20
Parent Preferred Stock	4.2(a)
Parent PSUs	4.2(a)
Parent Real Property	4.20
Parent RSA	1.6(a)
Parent RSUs	4.2(a)
Parent SEC Reports	4.5(b)
Parent Share Issuance	3.4
Parent Shareholder Approval	4.3(a)
Parent Special Meeting	3.4
Permitted Encumbrances	3.18(f)
Person	9.3
Personal Information	3.20(l)(vi)
Premium Cap	6.7(b)
Privacy and Security Requirements	3.20(l)(vii)
Process	3.20(l)(viii)
Recommendation Change	6.4
Registered	3.20(l)(ix)
Regulatory Agencies	3.5(a)
Regulatory Agreement	3.9(c)
Representatives	6.9(a)
Requisite Regulatory Approvals	6.1(b)
RCW	3.4
Sarbanes-Oxley Act	3.5(b)
SEC	3.4
Second Effective Time	1.9(a)
Second Step Articles of Merger	1.9(a)
Second Step Certificate of Merger	1.9(a)
Second Step Merger	Recitals
Securities Act	3.2(c)
Software	3.20(l)(x)
Subsidiary	3.1(c)
Surviving Corporation	Recitals
Surviving Entity	Recitals
Takeover Laws	3.10
Tax	3.18(k)
Tax Return	3.18(k)
Termination Date	8.1(c)
Termination Fee	8.2(b)(i)
Trade Secrets	3.20(l)(iii)
Treasury Department	3.9(d)
Treasury Shares	1.5(b)
Umpqua Bank	Recitals
Voting Debt	3.2(c)
WARN Act	3.29(c)
Washington Secretary	1.9(a)
WBCA	1.9(a)

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of April 23, 2025 (this “Agreement”), is by and among Columbia Banking System, Inc., a Washington corporation (“Parent”), Pacific Premier Bancorp, Inc., a Delaware corporation (the “Company”), and Balboa Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The Boards of Directors of Parent, the Company and Merger Sub have determined that it is in the best interests of their respective companies and shareholders and stockholders, as applicable, to consummate the strategic business combination transaction provided for in this Agreement and have approved this Agreement.

B. On the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”).

C. Immediately following the Merger and as part of a single integrated transaction, the Surviving Corporation will merge with and into Parent (the “Second Step Merger,” and together with the Merger, the “Mergers”), with Parent as the surviving entity in the Second Step Merger (sometimes hereinafter referred to as the “Surviving Entity”).

D. Promptly following the Second Step Merger, Pacific Premier Bank, National Association, a national banking association and wholly owned Subsidiary of the Company (“Pacific Premier Bank”), will merge with and into Umpqua Bank, an Oregon state-chartered commercial bank and wholly owned Subsidiary of Parent (“Umpqua Bank”), with Umpqua Bank as the surviving bank (the “Bank Merger”).

E. The parties intend that the Merger and the Second Step Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

F. The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

MERGERS

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into the Company in the Merger. The Company shall be the Surviving Corporation in the Merger as a wholly owned Subsidiary of Parent and shall continue its existence under the Laws of the State of Delaware. As of the Effective Time, the separate corporate existence of Merger Sub shall cease.

1.2 Closing. On the terms and subject to conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place by electronic exchange of documents at 10:00 a.m., Pacific Time, on (a) the earliest to occur of (i) the first (1st) Business Day of the first (1st) calendar month that follows the month in which the last to be satisfied or waived of the conditions set forth in Article 7 is satisfied or waived (such date of satisfaction or waiver, the “Last Condition Satisfaction Date”) (other than those conditions that by their nature are to be satisfied or waived at the Closing but subject to the satisfaction or waiver of those conditions) and (ii) the last Business Day of the calendar quarter in which the Last Condition Satisfaction Date occurs or (b) such other date as mutually agreed in writing by the parties (such date on which the Closing actually occurs, the “Closing Date”).

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or (if agreed by the Company and Parent) before the Closing Date, the parties will execute and cause a certificate of merger (the “Certificate of Merger”) relating to the Merger to be filed with the Secretary of State of the State of Delaware (“Delaware Secretary”) in accordance with the Section 252(c) of the DGCL. The Merger shall become effective at such time as such Certificate of Merger has been filed, or at such other time as may be specified therein. The term “Effective Time” shall be the date and time when the Merger becomes effective in accordance therewith.

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.

1.5 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or Parent or the shareholders or stockholders, as applicable, of any of the foregoing:

(a) Company Common Stock. Each share of Company Common Stock, excluding Treasury Shares, issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.9150 of a share of Parent Common Stock (the “Exchange Ratio”), subject to any adjustments pursuant to Section 1.5(e) (the “Merger Consideration”), and subject to the payment of any cash in lieu of fractional shares pursuant to Section 2.2(f). At the Effective Time, all shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist.

(b) Cancellation of Treasury Shares. Any shares of Company Common Stock owned by the Company as treasury stock or owned, directly or indirectly, by Parent or the Company or any of their respective wholly owned Subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) (“Treasury Shares”), shall automatically be cancelled and retired and shall cease to exist at the Effective Time, and no consideration shall be issued in exchange therefor.

(c) Outstanding Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only shares of capital stock of the Surviving Corporation.

(d) Effect of Conversion. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Company Common Stock (each, a “Certificate”) and each non-certificated share of Company Common Stock evidenced in book-entry form (“Book-Entry Share”) shall thereafter represent only the right to receive the Merger Consideration and/or cash in lieu of fractional shares, into which the shares of Company Common Stock represented by such Certificate or Book-Entry Share have been converted pursuant to this Section 1.5 and Section 2.2(f), as well as any dividends to which holders of Company Common Stock become entitled in accordance with Section 2.2(c).

(e) Adjustments to Exchange Ratio. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give the Company and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit Parent or the Company to take any action with respect to its securities or otherwise that is otherwise prohibited by the terms of this Agreement.

1.6 Treatment of Company Equity Awards.

(a) At the Effective Time, each award in respect of shares of Company Common Stock subject to vesting, repurchase or other lapse restriction granted or assumed under a Company Stock Plan that is outstanding and unvested immediately prior to the Effective Time (a “Company RSA”) shall (i) if granted to a non-employee member of the Board of Directors of the Company (the “Company Board”), be converted into the right to receive shares of Parent Common Stock in accordance with Section 1.5(a), less applicable withholding and (ii) if not granted to an individual described in clause (i), be assumed and converted into a restricted stock award in respect of Parent Common Stock (a “Parent RSA”) with the same terms and conditions as were applicable under such Company RSA immediately prior to the Effective Time (including vesting terms and any change in control and termination of employment protection under the Company Stock Plans and Company RSA agreements) and relating to a number of shares of Parent Common Stock equal to (A) the number of shares of Company Common Stock subject to such Company RSA immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock. Any dividends that were accrued (but not paid) on such Company RSA immediately prior to the Effective Time shall be paid to the applicable holder (x) in the case of a Company RSA granted to a non-employee member of the Company Board, promptly after the Effective Time and (y) in the case of a Company RSA not granted to a non-employee member of the Company Board, at the time the converted Parent RSA becomes vested in accordance with its terms.

(b) At the Effective Time, each performance-based restricted stock unit award in respect of shares of Company Common Stock granted under a Company Stock Plan that is outstanding, unvested and unsettled immediately prior to the Effective Time (a “Company PSU”) shall be assumed and converted automatically into a restricted stock unit in respect of Parent Common Stock (an “Adjusted PSU”) relating to the number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Company PSU immediately prior to the Effective Time that would be earned assuming the achievement of the applicable performance goals as of immediately prior to the Effective Time based on target performance (which amount shall include without limitation or duplication any shares of Company Common Stock issuable in respect of dividend equivalents accrued as of immediately prior to the Effective Time on such number of shares of Company Common Stock), multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share of Parent Common Stock. Except as specifically provided in this Section 1.6(b), each such Adjusted PSU shall be subject to the same terms and conditions (including vesting terms and any change in control and termination of employment protection under the Company Stock Plans and Company PSU award agreements) as applied to the Company PSU immediately prior to the Effective Time, subject to each holder of a

Company PSU, prior to the Effective Time, delivering to the Company a duly executed and properly completed acknowledgement in the form to be agreed between Parent and the Company; provided, that each such Adjusted PSU shall be subject only to service-based vesting through the end of the original performance period under the applicable Company PSU and shall no longer be subject to any performance conditions.

(c) At the Effective Time, each option granted by the Company to purchase shares of Company Common Stock under a Company Stock Plan that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option Award”), whether vested or unvested, shall be cancelled and entitle the holder of such Company Stock Option Award to receive, no later than the second payroll date after the Effective Time, an amount in cash equal to the product (rounded up to the nearest whole cent) of (i) the number of shares of Company Common Stock subject to such Company Stock Option Award immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (1) the Company Stock Option Award Cashout Price over (2) the exercise price per share of Company Common Stock subject to such Company Stock Option Award immediately prior to the Effective Time, less applicable Taxes required to be withheld with respect to such payment. For the avoidance of doubt, any Company Stock Option Award which has an exercise price per share of Company Common Stock that is greater than or equal to the Company Stock Option Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment, subject to each holder of each such Company Stock Option Award, prior to the Effective Time, delivering to the Company a duly executed and properly completed acknowledgement in the form to be agreed between Parent and the Company.

(d) Promptly following the Effective Time, Parent shall file a post-effective amendment to the Form S-4 or an effective registration statement on Form S-8 with respect to the Parent Common Stock subject to the applicable adjusted Company Equity Awards, as required under the Securities Act.

(e) At or prior to the Effective Time, the Company, the Company Board or the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Equity Awards consistent with the provisions of this Section 1.6.

(f) For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Company Equity Awards” means the Company RSAs, the Company PSUs and the Company Stock Option Awards.

(ii) “Company Stock Plans” means the Heritage Oaks Bancorp, Inc. 2015 Equity Based Compensation Plan and the Pacific Premier Bancorp, Inc. Amended and Restated 2022 Long-Term Incentive Plan.

(iii) “Company Stock Option Award Cashout Price” means an amount in cash equal to the product of (A) the Exchange Ratio, multiplied by (B) the average of the per share closing price of Parent Common Stock for the consecutive period of five (5) full trading days ending on the day that is five (5)  days preceding the Closing Date.

1.7 Certificate of Incorporation and Bylaws. At the Effective Time, the Certificate of Incorporation of Merger Sub, as then in effect, will be the Certificate of Incorporation of the Surviving Corporation, and the Bylaws of Merger Sub, as then in effect, will be the Bylaws of the Surviving Corporation.

1.8 Merger Sub Board Directors and Officers. The directors of Merger Sub in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The parties shall take all actions necessary to effect the provisions of this Section 1.8.

1.9 Second Step Merger.

(a) Immediately following the Effective Time, in accordance with the Washington Business Corporation Act (the “WBCA”) and the DGCL, Parent shall cause the Surviving Corporation to be merged with and into Parent in the Second Step Merger, with Parent surviving the Second Step Merger as the Surviving Entity and continuing its existence under the laws of the State of Washington, and the separate corporate existence of the Surviving Corporation ceasing as of the Second Effective Time. In furtherance of the foregoing, Parent shall cause to be filed with the Secretary of State of the State of Washington (the “Washington Secretary”), in accordance with the WBCA, articles of merger (the “Second Step Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Delaware Secretary, in accordance with the DGCL, a certificate of merger relating to the Second Step Merger (the “Second Step Certificate of Merger”). The Second Step Merger shall become effective at such time specified in the Second Step Articles of Merger and the Second Step Certificate of Merger in accordance with the relevant provisions of the WBCA and the DGCL (such time hereinafter referred to as the “Second Effective Time”).

(b) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of Parent or the Surviving Corporation, each share of common stock, par value $0.01 per share, of the Surviving Corporation shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) At and after the Second Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the Parent Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common stock of the Surviving Entity.

(d) At the Second Effective Time, the Restated Articles of Incorporation of Parent (the “Parent Articles”) shall be the Articles of Incorporation of the Surviving Entity until thereafter amended in accordance with applicable Law.

(e) At the Second Effective Time, the Bylaws of Parent (the “Parent Bylaws”) shall be the Bylaws of the Surviving Entity until thereafter amended in accordance with applicable Law.

(f) At the Second Effective Time, the officers and directors of Parent as of immediately following the Effective Time (including, for the avoidance of doubt, with respect to the appointment of the Company Designated Directors to the Parent Board as provided in Section 6.19) shall be the officers and directors of the Surviving Entity.

1.10 Bank Merger. Promptly following the Second Step Merger, Pacific Premier Bank will be merged with and into Umpqua Bank in the Bank Merger, with Umpqua Bank surviving the Bank Merger and continuing its existence under the Laws of the State of Oregon, and the separate corporate existence of Pacific Premier Bank ceasing as of the effective time of the Bank Merger. Promptly after the date of this Agreement, Umpqua Bank and Pacific Premier Bank will enter into an agreement and plan of merger in substantially the form set forth in Exhibit A hereto (the “Bank Merger Agreement”). Each of Parent and the Company shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of Umpqua Bank and Pacific Premier Bank, respectively, and Parent and the Company shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective promptly following the Second Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

ARTICLE 2

DELIVERY OF MERGER CONSIDERATION

2.1 Delivery of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with an exchange agent selected by Parent and reasonably acceptable to the Company (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the Effective Time, (a) shares of Parent Common Stock issuable pursuant to Section 1.5(a), plus (b) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section  2.2(f) (such amount in cash and Parent Common Stock, the “Exchange Fund”).

2.2 Exchange Procedures.

(a) As soon as reasonably practicable after the Effective Time, but in any event within five (5) Business Days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of Certificate(s) or Book-Entry Shares which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Article 1 (“Exchanged Shares”), along with, in each case, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) or Book-Entry Shares shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) or Book-Entry Shares to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the “Letter of Transmittal”)) and (ii) instructions for use in surrendering Certificate(s) or Book-Entry Shares in exchange for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.2(c).

(b) Upon surrender to the Exchange Agent of its Certificate(s) or Book-Entry Share(s) accompanied by a properly completed Letter of Transmittal, a holder of Exchanged Shares will be entitled to receive promptly, after such surrender, (i) the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in respect of the Exchanged Shares represented by its Certificate(s) or Book-Entry Shares and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(c). Until so surrendered, each such Certificate or Book-Entry Share shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Share, in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article 2.

(c) No dividends or other distributions with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate or Book-Entry Share in accordance with this Article 2. Following surrender of any such Certificate or Book-Entry Share in accordance with this Article 2, the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate or Book-Entry Share and paid prior to such surrender date, and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Parent Common Stock represented by such Certificate or Book-Entry Shares with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate or Book-Entry Shares.

(d) In the event of a transfer of ownership of a Certificate or Book-Entry Shares representing Exchanged Shares that are not registered in the stock transfer records of the Company, the shares of Parent Common Stock plus any cash in lieu of fractional shares of Parent Common Stock comprising the Merger

Consideration shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate or Book-Entry Shares so surrendered is registered if the Certificate or Book-Entry Shares formerly representing such Exchanged Shares shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or Book-Entry Shares, or establish to the reasonable satisfaction of the Exchange Agent that the tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the earlier of (x) the one (1)-year anniversary of the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, Parent) shall be entitled to deduct and withhold from any cash otherwise payable pursuant to this Agreement to any holder of Exchanged Shares such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. If, prior to the Closing Date, the Exchange Agent or Parent determines that any such deduction or withholding is so required as of the Effective Time, the Exchange Agent or Parent, as the case may be, shall notify the Company, and the parties shall cooperate in good faith to reduce or eliminate such deduction or withholding. To the extent the amounts are so withheld by the Exchange Agent or Parent, as the case may be, and timely paid over to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Exchanged Shares in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

(e) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing any such shares of Company Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article 2.

(f) Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates or Book-Entry Shares for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the Nasdaq Global Select Market (“Nasdaq”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.5.

(g) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company as of the one (1)-year anniversary of the Effective Time will be paid to the Surviving Entity. In such event, any former holders of Company Common Stock who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Entity with respect to payment of the shares of Company Common Stock, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Entity, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(h) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article 2 deliverable in respect thereof pursuant to this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article 3 shall be deemed to qualify (1) any other section of this Article 3 specifically referenced or cross-referenced and (2) other sections of this Article 3 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Company SEC Reports filed by the Company after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). As used in this Agreement, the term “Material Adverse Effect” means, with respect to any of the Company, Parent or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, properties, financial condition, or results of operations of such party and its Subsidiaries taken as a whole; provided, however, that, with respect to this clause (a), a Material Adverse Effect shall not be deemed to include effects arising out of, relating to or resulting from (A) changes after the date hereof in applicable GAAP or regulatory accounting requirements or interpretations thereof, (B) changes after the date hereof in Laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate or interpretations thereof, (C) changes after the date hereof in global, national or regional political conditions (including the outbreak, continuation or escalation of war or acts of terrorism (whether or not declared) or cyberattacks) or economic or market conditions (including equity, credit and debt markets, as well as changes in interest rates) affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes after the date hereof, resulting from hurricanes, earthquakes, tornados, floods, wildfires or other natural disasters or from any outbreak of any disease, pandemic, epidemic, or other public health event (including any law, directive or guideline issued by a Governmental Entity in response thereto), (E) a decline in the trading price of a party’s common stock or a failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred, except as otherwise excepted by this proviso), (F) the entry into or announcement of this Agreement or the transactions contemplated hereby or the consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood that this Clause (F) shall not apply to a breach of any representation or warranty intended to address the announcement, pendency or consummation of the transactions contemplated hereby),

(G) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, (H) actions or omissions taken with the prior written consent of the other party or expressly required by this Agreement, or (I) any stockholder or shareholder litigation arising out of, related to, or in connection with this Agreement, the Mergers or the Bank Merger that is brought or threatened against a party or any members of a party’s Board of Directors from and following the date of this Agreement and prior to the Effective Time, except that effects attributable to or resulting from any of the changes, events, conditions or trends described in clauses (A), (B), (C), and (D) shall not be excluded to the extent of any materially disproportionate adverse impact they have on such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate; or (b) the ability of such party to timely consummate the transactions contemplated by this Agreement.

(b) True, complete and correct copies of the Second Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate”), and the Amended and Restated Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been publicly filed by the Company and made available to Parent. The Company Certificate and Company Bylaws made available to Parent are in full force and effect.

(c) Section 3.1(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of the Company (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and a description of the business of each Subsidiary (or, in the case of a Subsidiary that the Company considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary). Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, each Subsidiary of the Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions to the Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. As used in this Agreement, the term “Subsidiary” when used with respect to any Person, means any subsidiary of such Person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act or Section 2(d) of the BHC Act. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of the Company, threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of the Company as in full force and effect as of the date of this Agreement have been provided to Parent.

(d) Other than the Subsidiaries of the Company and Community Reinvestment Act investments in the ordinary course, and shares or interests acquired pursuant to security interests owned by or in favor of a Subsidiary created in the ordinary course of business thereof, the Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Company Common Stock, par value $0.01 per share (the “Company Common Stock”) and (ii) 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of April 21, 2025 (the “Company Capitalization Date”), there were (i) 97,058,541 shares of Company Common Stock outstanding, including 1,967,039 shares of Company Common Stock granted in respect of outstanding Company RSAs, (ii) zero shares of Company Common Stock held in treasury, (iii) 1,051,794 shares of Company Common Stock reserved for issuance upon the settlement of outstanding Company PSUs (assuming performance goals applicable to the Company PSUs are satisfied at the maximum level and including shares of Company Common Stock issuable in respect of dividend equivalent units accrued), (iv) 33,604 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Option Awards and (vi) zero shares of Company Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence, for shares available for issuance under the Company Stock Plans, and for changes since the Company Capitalization Date resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding.

(b) The Company owns all of the outstanding stock of Pacific Premier Bank.

(c) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, and, are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No trust preferred or subordinated debt securities of the Company are issued or outstanding. To the Knowledge of the Company, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of the Company. No Subsidiary of the Company owns any shares of capital stock of the Company. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders of the Company may vote (“Voting Debt”) are issued or outstanding. As of the date hereof, other than in connection with the satisfaction of withholding taxes under the Company Equity Awards, there are no contractual obligations of the Company or any of its Subsidiaries (1) to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any equity security of the Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of the Company or its Subsidiaries or (2) pursuant to which the Company or any of its Subsidiaries is or could be required to register shares of the capital stock or other securities under the Securities Act of 1933, as amended (the “Securities Act”). There are no voting trusts or other agreements or understandings to which the Company or any Subsidiary of the Company or, to the Knowledge of the Company, any of their respective officers or directors, is a party with respect to the voting of Voting Debt. Except as set forth in Section 3.2(a), as of the Company Capitalization Date, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Company Common Stock, Company Preferred Stock, Voting Debt of the Company or any other equity securities of the Company. Section 3.2(c) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Company Equity Awards as of the Company Capitalization Date, specifying on a holder-by-holder basis (A) the name of such holder, (B) the number of shares subject to each such Company Equity Award held by such holder, (C) as applicable, the grant date of each such Company Equity Award, (D) as applicable, the vesting schedule of each Company Equity Award and (E) the exercise price for each such Company Stock Option Award.

(d) Other than Company Equity Awards that are outstanding as of the Company Capitalization Date and listed in Section 3.2(c) of the Company Disclosure Schedule, no other equity-based awards are outstanding as of the Company Capitalization Date. Since the Company Capitalization Date through the date hereof, the Company has not (i) issued or repurchased any shares of Company Common Stock, Voting Debt or other equity securities of the Company, other than pursuant to Company Equity Awards in accordance with their terms that were outstanding on the Company Capitalization Date or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of the Company capital stock or any other equity-based awards. With respect to each grant of Company Equity Awards, (1) each such grant was made in accordance with the terms of any Company Stock Plan, the Exchange Act and all other applicable Laws and (2) each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Reports (excluding reports required to be filed by Section 16 of the Exchange Act) in accordance with the Exchange Act and all other applicable Laws. All Company Stock Option Awards granted by the Company or any of its Subsidiaries have been granted with a per share exercise price at least equal to the fair market value of one share of the underlying stock on the date of grant, within the meaning of Section 409A of the Code and associated Treasury Department guidance. Each Company Stock Option Award does not trigger any liability for the holder thereof under Section 409A of the Code. Upon issuance of any Company Common Stock in accordance with the terms of the applicable Company Stock Plan, such Company Common Stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(e) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any liens, pledges, charges, claims and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Pacific Premier Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. No Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the Company Stockholder Approval and the other actions described in this Section 3.3(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved, and this Agreement has been duly adopted by the Company Board. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of the Company and its stockholders and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a duly held meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the approval of this Agreement by the affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Pacific Premier Bank and the approval of the Bank Merger Agreement by the Company as Pacific Premier Bank’s sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Mergers or the other transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Certificate or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any law, statute, rule, regulation, judgment, order, injunction or decree issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

3.4 Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the Securities and Exchange Commission (“SEC”) of a joint proxy statement/prospectus in definitive form (including any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) relating to the special meeting of the Company’s stockholders (the “Company Special Meeting”) and the special meeting of Parent’s shareholders (the “Parent Special Meeting”), each contemplated by this Agreement and of a registration statement on Form S-4 (or such other applicable form) (including any amendments or supplements thereto, the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the BHC Act or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the Oregon Department of Consumer and Business Services, Division of Financial Regulation (the “DCBS”) in accordance with Section 711.130 of the Oregon Revised Statutes (the “ORS”) and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of the Certificate of Merger with the Delaware Secretary in connection with the Merger, (g) the filing of the Second Step Articles of Merger and the other documents and filings required by Section 23B.11A.060 of the Revised Code of Washington (the “RCW”) with the Washington Secretary and the filing of the Second Step Certificate of Merger and the other documents and filings required by Section 252(c) of the DGCL in connection with the Second Step Merger, (h) the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the DCBS in connection with the Bank Merger, (i) any required filings or notices with the Office of the Comptroller of the Currency and (j) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement (the “Parent Share Issuance”), no consents or approvals of, or filings or registrations with, any foreign, federal or state banking or other regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other governmental authorities or instrumentalities (each a “Governmental Entity”), are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2022 with (i) the Federal Reserve, (ii) the FDIC, (iii) the Office of the Comptroller of the Currency, (iv) the SEC, (v) any foreign regulatory authority and (vi) any applicable industry self-regulatory organizations (collectively, “Regulatory Agencies”), including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Subject to Section 9.11 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and the Company’s Subsidiaries, (i) no Regulatory Agency has

initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of the Company Subsidiaries since January 1, 2022, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since January 1, 2022 (“Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”).

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows and changes in stockholders’ equity and consolidated financial position of the Company and the Company’s Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been since January 1, 2022 maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred nor is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including any notes thereto),

(ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024, or (iii) in connection with this Agreement and the transactions contemplated hereby.

3.7 Broker’s Fees. Neither the Company nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Keefe Bruyette & Woods, Inc. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by the Company of Keefe, Bruyette &  Woods, Inc. related to the Mergers and the other transactions contemplated hereunder.

3.8 Absence of Changes.

(a) Since December 31, 2024 through the date hereof, except with respect to the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of the businesses.

(b) Since December 31, 2024, no change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.9 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2022 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of the Company, no suspension or cancellation of any such license, franchise, permit or authorization is threatened in writing, except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit, or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the Knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have complied with, and each are not in default or violation of, (A) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (B) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and (ii) the Company has no Knowledge of, and none of the Company or any of its Subsidiaries has received from a Governmental Entity since January 1, 2022, written notice of, any defaults or violations of any applicable Law relating to Company or any of its Subsidiaries.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, and (ii) none of the Company, any of its Subsidiaries, or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Subject to Section 9.11, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any capital directive by, or since January 1, 2022 has adopted any board resolutions at the request of, any Governmental Entity (each a “Regulatory Agreement”), nor has the Company or any Subsidiary of the Company been advised in writing since January 1, 2022 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. The Company and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either the Company or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(d) None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department (the “Treasury Department”), except, in each case of clauses (i) through (v), as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(e) As of the date hereof, each of the Company and Pacific Premier Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither the Company nor Pacific Premier Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Pacific Premier Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

3.10 State Takeover Laws. No “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested stockholder” Law or other similar anti-takeover statue or regulation (collectively, the “Takeover Laws”) is applicable to this Agreement or the transactions contemplated hereby. The Company does not have any stockholder rights plan, “poison pill” or similar plan or arrangement in effect.

3.11 Company Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each material Company Benefit Plan (including, without limitation, each Company Benefit Plan providing retirement, equity, equity-based, severance, pension, and change in control benefits). For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement, deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, employment agreement, consulting agreement, hospitalization or other medical or dental, life insurance (including any self-insured welfare arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence, short- or long-term disability, vacation benefits, health or fringe benefit plan, program, practice, policy, agreement or arrangement providing other compensation or benefits, in any case, for the benefit or any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries that is sponsored or maintained by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributes or is obligated to contribute, or to which any liability is borne by the Company or any of its Subsidiaries, whether or not written and whether or not funded.

(b) With respect to each material Company Benefit Plan, the Company has delivered or made available to Parent a true, correct and complete copy of: (i) the plan documents and all amendments thereto, trust agreements, insurance contracts or other funding vehicles; (ii) a written description of the material terms of such Company Benefit Plan if such plan is not set forth in a written document; (iii) the most recent Annual Report (Form 5500 Series) and accompanying schedule, if any; (iv) the most recent determination letter or opinion letter from the IRS, if any; and (v) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any Company Benefit Plan. No Company Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working primarily outside of the United States.

(c) Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination, advisory or opinion letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, any such letter has not been revoked and, to the Knowledge of the Company, no fact or event has occurred that could reasonably be expected to materially and adversely affect the qualified status of any such Company Benefit Plan or the Tax exempt status of any such trust.

(d) Each Company Benefit Plan (including any related trust) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, to the extent applicable, ERISA and the Code. There are no pending or, to the Company’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries. None of the Company or any of its Subsidiaries has engaged in a transaction that would be reasonably likely to subject the Company or any of its Subsidiaries to a material tax or material penalty imposed by either Section 4975 or 4976 of the Code, in any case, that has not been fully satisfied.

(e) All contributions required to be made by the Company or any of its Subsidiaries with respect to each Company Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements to the extent required under GAAP.

(f) (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors, at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; and (iii) none of the Company or its Subsidiaries nor any of their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that has not been satisfied in full. “ERISA Affiliate” means, with respect to any Person, all employers (whether or not incorporated) that would be treated together with such Person as a “single employer” within the meaning of Section 414 of the Code.

(g) None of the Company or any of its Subsidiaries has any liability for life, health, medical, vision or dental benefits to former employees or beneficiaries or dependents thereof, except for continuation coverage as required by Section 4980B of the Code or other applicable Law (or for coverage through the last day of the month in which termination of employment occurs, to the extent required by the terms of the applicable Company Benefit Plan).

(h) None of the execution and delivery of this Agreement, the Company Stockholder Approval, or the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including severance or otherwise) becoming due under any Company Benefit Plan, (ii) increase any payments or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or require the funding of any trust or other funding vehicle or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(i) No Company Benefit Plan provides for, and none of the Company nor a Subsidiary of the Company has the obligation to provide for, the gross-up, indemnification, reimbursement or other payment for Taxes under Section 4999 or Section 409A of the Code or due to the failure of any payment to be deductible under Section  280G of the Code.

3.12 Approvals. As of the date of this Agreement, the Company has no Knowledge of any reason relating to the Company why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

3.13 Opinion. Prior to the execution of this Agreement, the Company Board has received the opinion of Keefe, Bruyette & Woods, Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Company Common Stock.

3.14 Company Information. The information relating to the Company and its Subsidiaries or that is provided by the Company, its Subsidiaries or their respective Representatives for inclusion in the Joint Proxy Statement/Prospectus, the S-4 or in any other document filed with any Regulatory Agency or Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Joint Proxy Statement/Prospectus relating to the Company and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the Joint Proxy Statement/Prospectus or Form S-4.

3.15 Legal Proceedings.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, there is no suit, action, investigation, claim, or proceeding pending, or to the Knowledge of the Company, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries.

(b) Subject to Section 9.11, there is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by the Company, any of the

Company’s Subsidiaries or the assets of the Company or any of the Company’s Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Surviving Entity and its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be). For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

3.16 Material Contracts.

(a) Except for any Company Benefit Plan and those agreements and other documents filed as exhibits or incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 or filed or incorporated in any Company SEC Reports filed since January 1, 2022 and prior to the date hereof, neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (each, whether or not filed with the SEC, a “Material Contract”):

(i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) that contains a provision, including (but not limited to) a non-compete or client or customer non-solicit requirement or an exclusivity or exclusive dealing provision, in each case that materially restricts the conduct of, or the manner or location of conducting, any line of business of the Company or any of its Subsidiaries (or, upon consummation of the Mergers, of the Surviving Entity or any of its Subsidiaries) (excluding customary non-solicitation covenants contained in vendor agreements entered into in the ordinary course);

(iii) that (A) relates to the incurrence of indebtedness by the Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions or (B) provides for the guarantee, support, assumption or endorsement by the Company or any of the Company’s Subsidiaries of, or any similar commitment by the Company or any of the Company’s Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other Person, in each case of clauses (A) and (B), in an outstanding principal amount of $15,000,000 or more;

(iv) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or any of its Subsidiaries;

(v) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party (excluding Community Reinvestment Act investments);

(vi) that relates to an acquisition, divestiture, merger or similar transaction and under which the Company or any of its Subsidiaries is subject to any material covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(vii) that under which any of the benefits of or obligations will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Company Stockholder Approval or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits, right of cancellation or termination or change in the calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company;

(viii) that provides for material indemnification by the Company or any of its Subsidiaries of any Person, except (A) for contracts entered into in the ordinary course of business and (B) as provided by the governing documents of the Company and its Subsidiaries;

(ix) that creates future payment obligations from the Company or any of its Subsidiaries in excess of $1,000,000 per annum (other than (A) any such contracts which are terminable by the Company or any of its Subsidiaries on sixty (60) days, or less notice without any required payment or other conditions, other than the condition of notice, (B) extensions of credit, (C) other customary banking products offered by the Company or its Subsidiaries or (D) derivatives issued or entered into in the ordinary course of business);

(x) that grants to a Person any right, license, covenant not to sue or other right in Company Owned Intellectual Property (excluding (A) non-exclusive licenses, covenants not to sue or similar rights granted in the ordinary course and (B) employee agreements and contractor agreements that are consistent in all material respects with form agreements made available to Parent) or grants to the Company or any of its Subsidiaries a license, covenant not to sue or other right to any Intellectual Property (excluding employee agreements and contractor agreements that are consistent in all material respects with form agreements made available to Parent and licenses to shrink-wrap or click-wrap Software), in each case of this clause (x), that is material to the conduct of the businesses of the Company;

(xi) that provides for the sale of Personal Information, or the transfer of Personal Information for marketing purposes, by or on behalf of the Company or any of its Subsidiaries to any third party, in each case of this clause (xi), where the sale or transfer of Personal Information is material to the conduct of the businesses of the Company and its Subsidiaries, taken as a whole;

(xii) to which any officer, director, or employee of the Company or any of its Subsidiaries is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business or with respect to routine banking relationships, compensation, business expense advancements, or reimbursements); or

(xiii) that is between the Company or any of its Subsidiaries and any Person beneficially owning five percent (5%) or more of the outstanding Company Common Stock.

(b) The Company has made available to Parent prior to the date hereof true, correct and complete copies of each Material Contract in effect as of the date hereof.

(c) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) each Material Contract is a valid and legally binding agreement of the Company or one of its Subsidiaries, as applicable, and to the Knowledge of the Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) the Company and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Material Contract, (iii) neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, any counterparty or counterparties, is in breach of any provision of any Material Contract, and (iv) to the Knowledge of the Company, no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of the Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Section 3.16(c) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of (x) all Material Contracts pursuant to which consents or waivers are or may be required and (y) all notices which are required to be given, in each case, prior to the performance by the Company of this Agreement and the consummation of the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated hereby.

3.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are in compliance, and have since January 1, 2022 complied, with any federal, state or local Law, regulation, order, decree, permit, authorization, common Law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance handling or exposure or the protection of natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance; or (iii) wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”); (b) there are no proceedings, claims, actions, or, to the Knowledge of the Company, investigations of any kind, pending, or, to the Knowledge of the Company, threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against the Company or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations under, relating to or in respect of any Environmental Law; and (d) to the Knowledge of the Company, there are, and have been since January 1, 2022, no releases of any harmful or hazardous substances or wastes at any property currently or formerly owned, operated or otherwise used by the Company or any of its Subsidiaries under circumstances which could reasonably be expected to result in liability to or claims against the Company or its Subsidiaries relating to any Environmental Law.

3.18 Taxes.

(a) The Company and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them, and all such filed Tax Returns are true, complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company.

(b) There are no audits, suits, proceedings, examinations or assessments pending or threatened in writing in respect of any material amount of Taxes by the U.S. Internal Revenue Service (“IRS”) or any state, local or foreign Tax authority, and neither the Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of any material amount of Taxes is pending or threatened.

(c) No deficiencies in respect of any material amount of Taxes have been asserted or assessments made against the Company or any of its Subsidiaries that have not been paid or resolved in full, and neither the Company nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No claim in respect of any material amount of Taxes has been made against the Company or any of its Subsidiaries by any Tax authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e) The Company is not, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) No liens for Taxes exist with respect to any of the assets of the Company or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither the Company nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect. As used in this agreement, the term “Permitted Encumbrances” means, collectively, (i) statutory Liens securing payments not yet due, (ii) Liens for Taxes not yet due and payable or that are being contested in good faith and for which adequate reserves have been established and reflected on the financial statements of the Company, (iii) easements, rights of way, and other similar encumbrances that do not materially adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as bank facilities, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties.

(g) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which the Company was the common parent, (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor, (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among the Company and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h) None of the Company or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j) The Company has made available to Parent true and correct copies of the United States federal consolidated income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2023 and December 31, 2022.

(k) None of the Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of the Company, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part. As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all United States federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

3.19 Reorganization. The Company has not taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.20 Intellectual Property; Information Security.

(a) Section 3.20(a) of the Company Disclosure Schedule contains a true and complete list, as of the date hereof, of all Company Owned Intellectual Property that is Registered, indicating for each item the record owner, registration or application number, and the filing jurisdiction, social media platform or domain name registrar, as applicable.

(b) (i) Each of the Company and its Subsidiaries solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances, all right, title and interest in and to its respective Company Owned Intellectual Property and (ii) the Company Owned Intellectual Property is subsisting and, to the Knowledge of the Company, all issued and granted items therein are valid and enforceable except, in each case of clauses (i) and (ii), as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries owns or is licensed or otherwise has the right to use all Intellectual Property used in and material to, or necessary for the conduct of, each of their respective businesses.

(c) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, the operation of the Company and each of its Subsidiaries’ respective businesses as presently conducted does not infringe, dilute, misappropriate or otherwise violate, and has not since January 1, 2022 infringed, diluted, misappropriated or otherwise violated, the Intellectual Property rights of any third Person, and (ii) neither the Company nor any of its Subsidiaries has received any written claim, notice, invitation to license or similar written communication alleging any of the foregoing since January 1, 2022.

(d) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, no third Person is infringing, diluting, misappropriating or otherwise violating, or has infringed, diluted, misappropriated or otherwise violated since January 1, 2022, any of the Company Owned Intellectual Property, and (ii) neither the Company nor any of its Subsidiaries has asserted or threatened in writing any claim, action, suit, proceeding or investigation against any Person alleging any of the foregoing since January 1, 2022.

(e) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries has taken commercially reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, such Trade Secrets have not been disclosed to or discovered by any Person (other than directors, officers and employees of the Company and its Subsidiaries) except pursuant to non-disclosure agreements which, to the Knowledge of the Company, have not been breached.

(f) Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (i) each current and former employee or contractor of the Company or any of its Subsidiaries who has developed any Intellectual Property for or on behalf of the Company or any of its Subsidiaries has signed an agreement containing a present assignment to the Company or its applicable Subsidiary of all such Intellectual Property, and (ii) to the Knowledge of the Company, no such Person retains or claims to retain any right, title or interest in or to any such Intellectual Property.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company IT Assets (i) operate and perform substantially as required by the Company and each of its Subsidiaries in connection with their respective businesses, (ii) have not malfunctioned or failed since January 1, 2022 in a manner that has caused disruption to the business operations of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, are free from Malicious Code or other bugs or defects.

(h) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries have implemented commercially reasonable measures to (i) protect the confidentiality, integrity, operation and security of the Company IT Assets controlled by the Company or any of its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including backup, security and disaster recovery technology and procedures, and (ii) prevent the introduction of Malicious Code into Software included in the Company Owned Intellectual Property, including the use of firewall protections and regular virus scans and access monitoring.

(i) To the Knowledge of the Company, there has been no unauthorized use, access, interruption, modification or corruption of any of the Company IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since January 1, 2022 that, either individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect on the Company.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries (i) have established and implemented written policies and organizational, physical, administrative and technical measures that are reasonable and consistent with all applicable Privacy and Security Requirements, and (ii) have at all times since January 1, 2022 complied in all respects with all applicable Privacy and Security Requirements.

(k) Since January 1, 2022, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(l) For purposes of this Agreement:

(i) “Company IT Assets” means any and all IT Assets owned, leased or licensed (or purported to be owned, leased or licensed) by the Company or any of its Subsidiaries.

(ii) “Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(iii) “Intellectual Property” means any and all: (i) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (ii) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (iii) confidential proprietary business information, trade secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions (“Trade Secrets”); (iv) copyrights in published and unpublished works of authorship (including Software, databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) other intellectual property rights or similar proprietary rights throughout the world.

(iv) “IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation.

(v) “Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “malware,” (in each case, as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

(vi) “Personal Information” means any and all information that (i) alone or in combination with other information held by a party or any of its Subsidiaries can reasonably be used to identify an individual person, household, device or browser, or (ii) is defined as “personally identifiable information,” “personal information,” “personal data” or any term similar to any of the foregoing under applicable Privacy and Security Requirements.

(vii) “Privacy and Security Requirements” means all (a) applicable Laws, (b) contractual commitments of a party or any of its Subsidiaries, (c) publicly-facing statements, policies, or procedures adopted by a party or any of its Subsidiaries, and (d) industry and self-regulatory standards and codes of conduct to which a party or any of its Subsidiaries is bound, including, as applicable, the Payment Card Industry Data Security Standard, in each of clause (a) through (d) of this definition, regarding privacy, cybersecurity, data security or artificial intelligence.

(viii) “Process” or “Processing” means, with respect to data (including Personal Information), the use, collection, receipt, processing, aggregation, storage, adaption, alteration, transfer (including cross-border transfers), retrieval, disclosure, dissemination, combination, erasure, disposal, destruction, or anonymization of such data, any other operation or set of operations that is performed on data or on sets of data, in each case, whether or not by automated means, and any other form of processing, including as defined by or under any applicable Law.

(ix) “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity, Internet domain name registrar, or social media platform.

(x) “Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all material documentation relating thereto.

3.21 Properties. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, the Company or one of its Subsidiaries (a) has good and marketable title to all the real property owned by the Company or one of its Subsidiaries (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and (b) is the lessee or sublessee of all leasehold estates leased or subleased by the Company or one of its Subsidiaries (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or sublessee or, to the Knowledge of the Company, the lessor. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. Section 3.21(a) of the Company Disclosure Schedule contains a complete and correct list as of the date hereof of all Company Owned Properties. Section 3.21(b) of the Company Disclosure Schedule contains a complete and correct list as of the date hereof of all Company Leased Properties, together with a list of all applicable leases or subleases (each, a “Lease”) and the name of the lessor or sublessor. There is no pending or, to the Knowledge of the Company, threatened condemnation proceedings against the Company Real Property.

3.22 Insurance.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. This Section 3.22(a) does not apply to insurance with respect to any Company Benefit Plan.

(b) Section 3.22(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Pacific Premier Bank or its Subsidiaries, including the value of its BOLI, as of the date hereof. The value of such BOLI is and has since January 1, 2022 in all material respects been fairly and accurately reflected in the most recent balance sheet included in the Company SEC Reports in accordance with GAAP.

3.23 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on their respective financial statements. The Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to the Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) The Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2024, and such assessment concluded that such controls were effective. The Company previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the Audit Committee of the Company Board: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2024 and (ii) any communication since

December 31, 2024 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c) Since January 1, 2022, (A) none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that the Company or any of its Subsidiaries, as applicable, has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation to the Company Board or any committee thereof or to any of its directors or officers. The Company has made available to Parent a summary of all complaints or concerns made since January 1, 2022 through the Company’s whistleblower hotline or equivalent system for receipt of Company employee concerns, as applicable regarding possible violations of Law.

3.24 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect. The Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.25 Loan Matters.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which the Company or any Subsidiary of the Company is a creditor (collectively, “Company Loans”) currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of the Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Company Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Company Loan files are being maintained in accordance with the relevant notes or other credit or security documents and the Company’s written underwriting standards, in each case, with all applicable requirements of applicable Law.

(c) None of the agreements pursuant to which the Company or any of its Subsidiaries has sold or is servicing (i) Company Loans or pools of Company Loans or (ii) participations in Company Loans or pools of Company Loans contain any obligation to repurchase such Company Loans or interests therein or to pursue any other form of recourse against the Company or any of its Subsidiaries solely on account of a payment default by the obligor on any such Company Loan.

(d) Section 3.25(d) of the Company Disclosure Schedule sets forth a list of (i) each Company Loan that as of December 31, 2024 had an outstanding balance of $5,000,000 or more and (A) was contractually past due ninety (90) days or more in the payment of principal and/or interest, (B) was on non-accrual status, or (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by the Company, any of its Subsidiaries or any Governmental Entity, and (ii) each asset of the Company or any of its Subsidiaries that, as of December 31, 2024, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Company Loans, and the book value thereof as of such date. For each Company Loan identified in accordance with the immediately preceding sentence, Section 3.25(d) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Company Loan and the identity of the borrower thereunder as of December 31, 2024.

(e) There are no outstanding Company Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Company Loans that are subject to and that were made in compliance with Regulation O or that are exempt therefrom.

(f) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is now, nor has it ever been since January 1, 2022, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Company Loans.

(g) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, as to each Company Loan that is secured whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect, and to the Company’s Knowledge, will remain in full force and effect following the Effective Time, in each case, without any further action by the Company or any of its Subsidiaries subject to the fulfillment of their obligations under the agreement with the Small Business Administration that arise after the date hereof.

3.26 Community Reinvestment Act Compliance. Pacific Premier Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

3.27 Investment Securities.

(a) Each of the Company and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to the Company and its Subsidiaries. Such securities are valued on the books of the Company and its Subsidiaries in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses. Since January 1, 2023, the Company and its Subsidiaries have been in compliance with such policies, practices and procedures in all material respects.

3.28 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any Person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

3.29 Labor.

(a) Neither the Company nor any of its Subsidiaries is, nor at any time since January 1, 2022 was, a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any individual or group of individuals, including representatives of any labor union, workers’ council or labor organization, seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of the Company or any of its Subsidiaries.

(b) There are no organized labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of the Company, threatened (in writing), and neither the Company nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2022.

(c) Each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment or similar matters, including discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, and family and medical leave and employment terminations, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder (the “WARN Act”) or any similar state or local Law that remains unsatisfied.

3.30 No Investment Advisor Subsidiary; No Broker-Dealer Subsidiary.

(a) No Subsidiary of the Company is required to be licensed or registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

(b) No Subsidiary of the Company is a broker-dealer or is required to be registered as a “broker” or “dealer” in accordance with the provisions of the Exchange Act, and no employee of a Subsidiary of the Company, as a result of their employment with such Subsidiary, is required to be registered, licensed or qualified as a registered representative of a broker-dealer under, and in compliance with, applicable Law other than where such failure of any employee to be registered, licensed or qualified would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company.

3.31 No Additional Representations.

(a) Except for the representations and warranties made by the Company in this Article 3 and representations and warranties contained in any certificates delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent or Merger Sub or any of their respective Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by the Company in this Article 3 and representations and warranties contained in any certificates delivered pursuant to this Agreement, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, the Company acknowledges and agrees that none of Parent or Merger Sub or any other Person has made or is making any representations or warranties relating to Parent or Merger Sub whatsoever, express or implied, beyond those expressly given by Parent or Merger Sub in Article 4 hereof and those contained in any certificates delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy of any information made available to the Company or any of its representatives. Without limiting the generality of the foregoing, the Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to the Company or any of its representatives.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article 4 shall be deemed to qualify (1) any other section of this Article 4 specifically referenced or cross-referenced and (2) other sections of this Article 4 to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any Parent SEC Reports filed by Parent after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly incorporated and validly existing under the Laws of the State of Washington. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Umpqua Bank is an Oregon state-chartered commercial bank duly formed and validly existing under the Laws of the State of Oregon. Each of Parent, Merger Sub and Umpqua Bank has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent is duly registered as a bank holding company under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

(b) True, complete and correct copies of the Parent Articles and Parent Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed by Parent and made available to the Company. The Parent Articles and Parent Bylaws made available to the Company are in full force and effect. True, complete and correct copies of the certificate of formation of Merger Sub and the bylaws of Merger Sub, as in effect as of the date of this Agreement, have been made available by Parent to the Company.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, each Subsidiary of Parent (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of organization and (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions to Parent, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to

the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Parent, threatened. Section 4.1(c) of the Parent Disclosure Schedule sets forth a list of all Subsidiaries of Parent (which, for the avoidance of doubt, includes any Subsidiaries of such Subsidiaries), the ownership interest of Parent in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary, and a description of the business of each Subsidiary (or, in the case of a Subsidiary that Parent considers to be “inactive,” a statement to that effect and a description of the business previously conducted by such Subsidiary).

4.2 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 520,000,000 shares of common stock, no par value per share (the “Parent Common Stock”) and (ii) 2,000,000 shares of preferred stock, no par value per share (“Parent Preferred Stock”). As of April 21, 2025 (the “Parent Capitalization Date”), there were (i) 210,198,560 shares of Parent Common Stock outstanding, including 1,098,778 shares of Parent Common Stock granted in respect of outstanding Parent RSAs, (ii) zero shares of Parent Common Stock held in treasury, (iii) 430,548 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards in respect of shares of Parent Common Stock (“Parent RSUs”), (iv) 1,316,326 shares of Parent Common Stock reserved for issuance upon the settlement of outstanding performance-based restricted stock unit awards in respect of shares of Parent Common Stock (“Parent PSUs” and together with the Parent RSAs and the Parent RSUs, the “Parent Equity Awards”) (assuming performance goals applicable to the Parent PSUs are satisfied at the maximum level), (v) 799,683 shares of Parent Common Stock reserved for issuance pursuant to future grants under the Amended and Restated Employee Stock Purchase Plan of Columbia Banking System, Inc. (the “Parent ESPP”) and (vi) zero shares of Parent Preferred Stock outstanding. All of the issued and outstanding shares of Parent Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Upon issuance of any Parent Common Stock in accordance with the terms of the Columbia Banking System, Inc. 2024 Equity Incentive Plan, such stock will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No trust preferred or subordinated debt securities of Parent are issued or outstanding. To the Knowledge of Parent, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent. No Subsidiary of Parent owns any shares of capital stock of Parent. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. Except pursuant to this Agreement and other than Parent Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a) and shares issuable in respect of rights granted under the Parent ESPP, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. As of the date hereof, other than in connection with the satisfaction of withholding taxes under the Parent Equity Awards, there are no contractual obligations of Parent or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act. There are no voting trusts or other agreements or understandings to which Parent or any Subsidiary of Parent is a party with respect to the voting of Voting Debt. The shares of Parent Common Stock to be issued in the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable, and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) Parent directly owns all of the outstanding stock of Umpqua Bank.

(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Parent is owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Umpqua Bank, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights. Other than the shares of capital stock or other equity ownership interests described in the previous sentence, no Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security such Subsidiary.

4.3 Authority; No Violation.

(a) Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and subject to the Parent Shareholder Approval and the other actions described in this Section 4.3(a), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly, validly and unanimously approved, and this Agreement has been duly adopted by the board of directors of Parent (the “Parent Board”) and the board of directors of Merger Sub (the “Merger Sub Board”), as applicable, and the Parent Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Parent and its shareholders, and the Merger Sub Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of its sole shareholder. Except for (i) the approval of the Parent Share Issuance by the votes cast by holders of shares of Parent Common Stock favoring the Parent Share Issuance exceeding the votes cast by holders of shares of Parent Common Stock opposing the Parent Share Issuance at a shareholders’ meeting duly called and held for such purpose (the “Parent Shareholder Approval”) and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Umpqua Bank and the approval of the Bank Merger Agreement by Parent as Umpqua Bank’s sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. Parent, as Merger Sub’s sole stockholder, has approved this Agreement and the transactions contemplated hereby by written consent. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement, nor the consummation by Parent or Merger Sub of the Mergers or the other transactions contemplated hereby, nor compliance by Parent or Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles, Parent Bylaws or similar documents of Parent’s Subsidiaries (including Merger Sub), or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Law applicable to Parent or Merger Sub, any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event that, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, bylaw or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except (in the case of clauses (A) and (B) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the SEC of the Joint Proxy Statement/Prospectus and the Form S-4 in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice and/or an application with the Federal Reserve pursuant to the BHC Act or regulations promulgated by the Federal Reserve thereunder, (d) filings of applications, notices, plans and certificates to the DCBS in accordance with Section 711.130 of the ORS and approval of or non-objection to such applications, filings, certificates and notices, (e) the filing of a bank merger application with the FDIC pursuant to the Bank Merger Act of 1960, as amended, (f) the filing of the Certificate of Merger with the Delaware Secretary in connection with the Merger, (g) the filing of the Second Step Articles of Merger and the other documents and filings required by Section 23B.11A.060 of the RCW with the Washington Secretary and the filing of the Second Step Certificate of Merger and the other documents and filings required by Section 252(c) of the DGCL in connection with the Second Step Merger, (h) the filing of plans of merger and the other documents and filings required by Section 60.494 of the ORS with the DCBS in connection with the Bank Merger, (i) any required filings or notices with the Office of the Comptroller of the Currency and (j) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the Parent Share Issuance, no consents or approvals of, or filings or registrations with, any Governmental Entity are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2022 with the Regulatory Agencies, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Subject to Section 9.11 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and Parent’s Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of Parent’s Subsidiaries since January 1, 2022, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections Parent or any of Parent’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of Parent’s Subsidiaries since January 1, 2022, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent pursuant to the Securities Act or the Exchange Act since January 1, 2022 (the “Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act.

(c) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows and changes in shareholders’ equity and consolidated financial position of Parent and the Parent’s Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been since January 1, 2022 maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither Parent nor any of its Subsidiaries has incurred nor is subject to any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2024, or (iii) in connection with this Agreement and the transactions contemplated hereby.

4.7 Broker’s Fees. Neither the Parent nor any of its Subsidiaries nor any of their respective officers, directors, employees or agents has utilized any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to Piper Sandler & Co.

4.8 Absence of Changes.

(a) Since December 31, 2024 through the date hereof, except with respect to the transactions contemplated hereby, Parent and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of the businesses.

(b) Since December 31, 2024, no change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.9 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2022 held, all licenses, franchises, permits and authorizations which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Parent, no suspension or cancellation of any such license, franchise, permit or authorization is threatened in writing, except where neither the failure to hold nor the cost of obtaining and holding such license, franchise, permit, or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have complied with, and each are not in default or violation of, (A) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, and (B) any posted or internal privacy policies relating to data protection or privacy, including the protection of personal information, and (ii) Parent has no Knowledge of, and none of Parent, or any of its Subsidiaries has received from a Governmental Entity since January 1, 2022, written notice of, any defaults or violations of any applicable Law relating to Parent or any of its Subsidiaries.

(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law, and (ii) none of Parent, any of its Subsidiaries, or any of their respective directors, officers or employees has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(c) Subject to Section 9.11, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking with, or is subject to any Regulatory Agreement, nor has Parent or any Subsidiary of Parent been advised in writing since January 1, 2022 and prior to the date hereof by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. Parent and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither Parent nor any of its Subsidiaries has received any notice from any Governmental Entity indicating that either Parent or any of its Subsidiaries is not in compliance with any such Regulatory Agreement.

(d) None of Parent, any of its Subsidiaries, or, to the Knowledge of Parent, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury Department, except, in each case of clauses (i) through (v), as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(e) As of the date hereof, each of Parent and Umpqua Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither Parent nor Umpqua Bank has received any notice from a Governmental Entity that its status as “well-capitalized” or that Umpqua Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

4.10 State Takeover Laws. No Takeover Law is applicable to this Agreement or the transactions contemplated hereby. Parent does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

4.11 Parent Benefit Plans.

(a) Each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination, advisory or opinion letter from the IRS with respect to each such Parent Benefit Plan as to its qualified status under the Code, any such letter has not been revoked and, to the Knowledge of Parent, no fact or event has occurred that could reasonably be expected to materially adversely affect the qualified status of any such Parent Benefit Plan or the Tax exempt status of any such trust. For purposes of this Agreement, “Parent Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and any equity purchase plan, option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement, deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, employment agreement, consulting agreement, hospitalization or other medical or dental, life insurance (including any self-insured welfare arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence, short- or long-term disability, vacation benefits, health or fringe benefit plan, program, practice, policy, agreement or arrangement providing other compensation or benefits, in any case, for the benefit or any current or former employee, officer, director or consultant of Parent or any of its Subsidiaries that is sponsored or maintained by Parent or any of its Subsidiaries, or to which Parent or any of its Subsidiaries contributes or is obligated to contribute, or to which any liability is borne by Parent or any of its Subsidiaries, whether or not written and whether or not funded.

(b) Each Parent Benefit Plan (including any related trust) has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, without limitation, to the extent applicable, ERISA and the Code. There are no pending or, to Parent’s Knowledge, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Entity by, on behalf of or against any Parent Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability to Parent or any of its Subsidiaries. None of Parent or any of its Subsidiaries has engaged in a transaction that would be reasonably likely to subject Parent or any of its Subsidiaries to a material tax or material penalty imposed by either Section 4975 or 4976 of the Code, in any case, that has not been fully satisfied.

(c) All contributions required to be made by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the financial statements to the extent required under GAAP.

(d) (i) No Parent Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Parent or its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan or any plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA; and (iii) none of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any withdrawal liability under Title IV of ERISA that has not been satisfied in full.

4.12 Approvals. As of the date of this Agreement, Parent has no Knowledge of any reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Opinion. The Parent Board has received the opinion of Piper Sandler & Co. that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent.

4.14 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Joint Proxy Statement/Prospectus and the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement/Prospectus (except for such portions thereof that relate only to the Company or any of the Company’s Subsidiaries or are within the reasonable control of the Company and the Company’s Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries in the Joint Proxy Statement/Prospectus or Form S-4.

4.15 Legal Proceedings.

(a) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, there is no suit, action, investigation, claim, or proceeding pending, or to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of the current or former directors or executive officers of Parent or any of its Subsidiaries.

(b) Subject to Section 9.11, there is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Entity or any of its Affiliates) that would reasonably be expected to be material to the Surviving Entity and its Subsidiaries, taken as a whole (other than any order issued by a Regulatory Agency in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

4.16 Material Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”).

(b) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, (i) each Parent Contract is a valid and legally binding agreement of Parent or one of its Subsidiaries, as applicable, and, to the Knowledge of Parent, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect, (ii) Parent and each of its Subsidiaries has duly performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, (iii) neither Parent nor any of its Subsidiaries, and, to the Knowledge of Parent, any counterparty or counterparties, is in breach of any provision of any Parent Contract, and (iv) no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of Parent or any of its Subsidiaries under any such Parent Contract or provide any party thereto with the right to terminate such Parent Contract.

4.17 Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are in compliance, and have since January 1, 2022 complied, with Environmental Laws; (b) there are no proceedings, claims, actions, or, to the Knowledge of Parent, investigations of any kind, pending, or, to the Knowledge of Parent, threatened, by any Person, court, agency, or other Governmental Entity or any arbitral body, against Parent or its Subsidiaries relating to liability under any Environmental Law and, to the Knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or investigation; (c) there are no agreements, orders, judgments or decrees by or with any court, Regulatory Agency or other Governmental Entity, or any agreements, indemnities or settlements with any Person that impose any liabilities or obligations under, relating to or in respect of any Environmental Law; and (d) to the Knowledge of the Company, there are, and have been, no releases of any harmful or hazardous substances or wastes at any property currently or formerly owned, operated or otherwise used by the Company or any of its Subsidiaries under circumstances which could reasonably be expected to result in liability to or claims against the Company or its Subsidiaries relating to any Environmental Law.

4.18 Taxes.

(a) Parent and each of its Subsidiaries (i) have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are due and payable or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established and reflected on the financial statements of Parent.

(b) There are no any audits, suits, proceedings, examinations or assessments pending or threatened in writing in respect of any material amount of Taxes by the IRS or any state, local or foreign Tax authority and neither Parent nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of any material amount of Taxes is pending or threatened.

(c) No deficiencies in respect of any material amount of Taxes have been asserted or assessments made against Parent or any of its Subsidiaries that have not been paid or resolved in full and neither Parent nor any of its Subsidiaries has waived any statute of limitations or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(d) No claim in respect of any material amount of Taxes has been made against Parent or any of its Subsidiaries by any Tax authority in a jurisdiction where Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(e) Parent is not, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) No liens for Taxes exist with respect to any of the assets of Parent or any of its Subsidiaries, except for liens for Permitted Encumbrances. Neither Parent nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority, in each case that have any continuing effect.

(g) Neither Parent nor any of its Subsidiaries (i) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than, for purposes of filing, affiliated, combined, consolidated or unitary Tax Returns, a group of which Parent was the common parent, (ii) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law) or as transferee or successor, (iii) is a party to or bound by any Tax sharing or allocation agreement (other than any such agreement exclusively between or among Parent and its Subsidiaries) or to any other contract to indemnify any other Person with respect to Taxes (in each case, other than ancillary provisions in commercial agreements not primarily related to Taxes), (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h) None of Parent or any of its Subsidiaries has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provisions of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations.

(i) Neither Parent nor any of its Subsidiaries has participated in any “listed transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(j) None of Parent or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) to the Knowledge of Parent, in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Mergers are a part.

4.19 Information Security and Technology.

(a) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens (other than Permitted Encumbrances)), all IT Assets used in the conduct of their respective businesses as currently conducted (“Parent IT Assets”).

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, the Parent IT Assets (i) operate and perform substantially as required by Parent and each of its Subsidiaries in connection with their respective businesses, (ii) have not malfunctioned or failed since January 1, 2022 in a manner that has caused disruption to the business operations of Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent, are free from Malicious Code or other bugs or defects.

(c) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have implemented commercially reasonable measures to protect the confidentiality, integrity, operation and security of the Parent IT Assets controlled by Parent or any of its Subsidiaries (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including backup, security and disaster recovery technology and procedures.

(d) To the Knowledge of Parent, there has been no unauthorized use, access, interruption, modification or corruption of any of the Parent IT Assets (or any information or transactions stored or contained therein or transmitted thereby) since January 1, 2022 that, either individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect on Parent.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries (i) have established and implemented written policies and organizational, physical, administrative and technical measures that are reasonable and consistent with all applicable Privacy and Security Requirements, and (ii) have at all times since January 1, 2022 complied in all respects with all applicable Privacy and Security Requirements.

(f) Since January 1, 2022, neither Parent nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint alleging, or providing notice of any investigation concerning, any noncompliance with any Privacy and Security Requirements except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.20 Properties. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, Parent or a Subsidiary of Parent (a) has good and marketable title to all the real property owned by Parent or one of its Subsidiaries (the “Parent Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and (b) is the lessee of all leasehold estates leased or subleased by Parent or one of its Subsidiaries (collectively with the Parent Owned Properties, the “Parent Real Property”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances (read without giving effect to any qualification as to materiality set forth in the definition of Permitted Encumbrances), and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or sublessee or, to the Knowledge of Parent, the lessor. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, none of Parent or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. There is no pending or, to the Knowledge of Parent, threatened condemnation proceedings against the Parent Real Property.

4.21 Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, (a) Parent and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Parent reasonably has determined to be prudent and consistent with industry practice, and Parent and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Parent and its Subsidiaries, Parent or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. This Section 4.21 does not apply to insurance with respect to any Parent Benefit Plan.

4.22 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of, or leased or provided as a service to, Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on their respective financial statements. Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) Parent’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2024, and such assessment concluded that such controls were effective. Parent previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the Audit Committee of the Parent Board: (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. Parent has made available to the Company (i) a summary of any such disclosure made by management to Parent’s auditors and audit committee since December 31, 2024 and (ii) any communication since December 31, 2024 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c) Since January 1, 2022, (A) none of Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Parent Board or any committee thereof or to any of its directors or officers.

4.23 Risk Management Instruments. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Parent, any of its Subsidiaries or for the account of a customer of Parent or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Parent or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception), and are in full force and effect. Parent and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of Parent, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.24 Loan Matters. Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on Parent, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) in which Parent or any Subsidiary of Parent is a creditor (collectively, “Parent Loans”) (including Parent Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Parent Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Parent Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local Laws. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Parent Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception.

4.25 Community Reinvestment Act Compliance. Umpqua Bank has received a Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

4.26 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent) on the other hand, of the type required to be reported in any Parent SEC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.27 Investment Securities.

(a) Each of Parent and its Subsidiaries has good and valid title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of Parent or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Parent and its Subsidiaries. Such securities are valued on the books of Parent and its Subsidiaries in accordance with GAAP in all material respects.

(b) Parent and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of such businesses. Since January 1, 2023, Parent and its Subsidiaries have been in compliance with such policies, practices and procedures in all material respects.

4.28 Labor.

(a) Neither Parent nor any of its Subsidiaries is, nor at any time since January 1, 2022 was, a party to or bound by any collective bargaining agreement or other agreement with a labor union or like organization, and to the Knowledge of Parent, there are no organizational campaigns, petitions or other activities or proceedings of any individual or group of individuals, including representatives of any labor union, workers’ council or labor organization, seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Parent or any of its Subsidiaries.

(b) There are no organized labor-related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Parent, threatened (in writing) and neither Parent nor any of its Subsidiaries has experienced any such labor-related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2022.

(c) Each of Parent and its Subsidiaries is in compliance with all applicable Laws relating to labor, employment or similar matters, including discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, and family and medical leave and employment terminations, except for failures to comply that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has incurred any material liability or obligation under the WARN Act or any similar state or local Law that remains unsatisfied.

4.29 Reorganization. None of Parent or any of its Subsidiaries has taken or agreed to take any action, and is not aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.30 No Additional Representations.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article 4 and representations and warranties contained in any certificates delivered pursuant to this Agreement, neither Parent, Merger Sub nor any other Person makes any express or implied representation or warranty with respect to Parent or Merger Sub, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or Merger Sub, any of its Subsidiaries or their respective businesses or (ii) except for the representations and warranties made by Parent or Merger Sub in this Article 4 and representations and warranties contained in any certificates delivered pursuant to this Agreement, any oral or written information presented to the Company or any of its Affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that neither the Company nor any other Person has made or is making any representations or warranties relating to the Company whatsoever, express or implied, beyond those expressly given by the Company in Article 3 hereof and those contained in any certificates delivered pursuant to this Agreement, including any implied representation or warranty as to the accuracy available to Parent or Merger Sub or any of their respective representatives. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent or Merger Sub or any of their respective representatives.

ARTICLE 5

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement in accordance with Article 8, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule), required by Law or as consented to in writing by Parent or the Company, as applicable (such consent not to be unreasonably withheld, conditioned or delayed), each of the Company and Parent shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action (i) that would reasonably be expected to adversely affect or delay the ability of either the Company or Parent to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or (ii) that is reasonably expected to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied in a timely manner.

5.2 Company Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) (i) Issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, or (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become subject to new grants, in each case of clauses (i) and (ii), except as required pursuant to the exercise or settlement of Company Equity Awards outstanding on the date hereof in accordance with the terms of the applicable Company Stock Plan or award agreement in effect on the date hereof or issued after the date hereof as contemplated by this Agreement.

(b) (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than (A) authorized dividends from its wholly owned Subsidiaries to it or another of its wholly owned Subsidiaries and (B) regular quarterly dividends on shares of Company Common Stock of $0.33 per share (and corresponding dividends or dividend equivalents in respect of Company Equity Awards)) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, excluding, in any case of this Section 5.2(b), the redemption, purchase or acquisition of Company Common Stock by the Company in connection with the satisfaction of the exercise price or withholding Taxes relating to any Company Equity Award issued under a Company Stock Plan.

(c) In each case except for transactions in the ordinary course of business, materially amend, waive any material provision of, release or assign any material rights under, terminate, or enter into any Material Contract or enter into any contract that would constitute a Material Contract if it were in existence on the date hereof.

(d) Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse or expire, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its material assets, deposits, business or properties, except for (i) sales, transfers, mortgages, leases, guarantees, encumbrances, non-exclusive licenses, lapses, cancellations, abandonments or other dispositions or discontinuances in the ordinary course of business,

(ii) any such transaction that is not material to it and its Subsidiaries, taken as a whole, (iii) pursuant to contracts in force as of the date of this Agreement, and (iv) the lapse or expiry of Intellectual Property at the end of the applicable maximum statutory term.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of, or make an investment in, any other entity, except (i) in a transaction that is not material to the Company and its Subsidiaries, taken as a whole or (ii) purchases of loans and loan participations pursuant to Section 5.2(n), which will exclusively govern such acquisitions of loans and loan participations hereunder.

(f) Amend the Company Certificate or the Company Bylaws, or similar governing documents of any of its Subsidiaries.

(g) Except as required under applicable Law or the terms of this Agreement or any Company Benefit Plan in effect as of the date hereof (i) increase in any manner the compensation, bonus or pension, welfare, severance or other similar benefits of any of the current or former directors, officers, employees or individual consultants of the Company or its Subsidiaries, (ii) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Company Benefit Plan or plan that would be a Company Benefit Plan if in effect as of the date hereof, other than de minimis amendments in the ordinary course of business consistent with past practice, (iii) grant any new equity award, (iv) grant, pay or increase (or commit to grant, pay or increase) any severance, retirement or termination pay, (v) accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation, long-term incentive compensation or any bonus or other incentive compensation, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vii) terminate the employment or services of any officer, employee or individual consultant other than for cause or in the ordinary course of business for non-executive officer positions with an annual base salary not in excess of $250,000, (viii) enter into any collective bargaining or other agreement with a labor organization, (ix) forgive or issue any loans to any current or former officer, employee or director of the Company or its Subsidiaries or (x) hire any officer, employee or individual consultant except in the ordinary course of business for non-executive officer positions for an annual base salary not in excess of $250,000.

(h) other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six months, (ii) deposits, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit or other customary banking products and (vi) entry into repurchase agreements, in each case in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly-owned Subsidiaries to the Company or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person;

(i) (i) Enter into any new line of business or (ii) other than in the ordinary course of business consistent with past practice, materially change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law or any Regulatory Agency.

(j) Other than with the prior written consent of Parent, materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(k) Enter into any settlement, compromise or similar agreement with respect to any action, suit, claim, proceeding, order or investigation to which the Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation is settled in an amount and for consideration in excess of $1,000,000 or that would impose any material restriction on the business of it or its Subsidiaries or the Surviving Entity.

(l) Other than in prior consultation with Parent, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or waive any material fees with respect thereto.

(m) Except as required by applicable Law or by a Regulatory Agency, implement or adopt any material change in its interest rate and other risk management policies, procedures or practices.

(n) Except for Company Loans or commitments for Company Loans that have been approved by the Company prior to the date of this Agreement, (i) make any Company Loan or Company Loan commitment to any Person which would, when aggregated with all outstanding Company Loans or Company Loan commitments or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed $20,000,000 or (ii) purchase or sell loans or loan participations in excess of $75,000,000 in the aggregate in any calendar quarter, in each case, without first submitting a copy of the loan write-up containing the information customarily submitted to the Loan Committee of Pacific Premier Bank to the chief credit officer of Parent two (2) full Business Days prior to taking such action; provided, that, if Parent does not respond to a request for consent under this Section 5.2(n) within two (2) full Business Days after receiving such a request for consent with the loan write-up, Parent shall be deemed to have consented to the request.

(o) Make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility.

(p) Make any capital expenditures in amounts exceeding $1,000,000 individually or $5,000,000 in the aggregate.

(q) Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any Affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than (i) Company Loans originated in the ordinary course of business, (ii) with respect to routine banking relationships, (iii) business expense advancements or reimbursements or (iv) in the case of any such arrangements or agreements relating to compensation, benefits, severance or termination pay or related matters, to the extent not otherwise prohibited by to this Section 5.2.

(r) (i) Make, change or rescind any material Tax election, change or consent to any change in it or its Subsidiaries’ material method of accounting for Tax purposes or Tax accounting periods (except as required by applicable Tax Law), settle or compromise any Tax liability, claim, audit, dispute or assessment relating to any income or other material Taxes, enter into any closing agreement with respect to income or other material Taxes, waive or extend any statute of limitations with respect to income or other material Taxes, surrender any right to claim a refund for income or other material Taxes, or file any income or other material amended Tax Return or (ii) take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(s) Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Articles or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(c) incur any indebtedness for borrowed money (other than indebtedness of Parent or any of its wholly owned Subsidiaries to Parent or any of its wholly owned Subsidiaries) that would reasonably be expected to prevent Parent or its Subsidiaries from assuming the Company or its Subsidiaries’ outstanding indebtedness in connection with the transactions contemplated hereby;

(d) take any action where such action or failure to act could reasonably be expected to prevent the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(e) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE 6

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement/Prospectus will be included, and the parties shall use their reasonable best efforts to make such filings no later than forty-five (45) calendar days following the date of this Agreement. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filings, and the Company and Parent shall thereafter mail or deliver the Joint Proxy Statement/Prospectus to their respective shareholders or stockholders, as applicable. Parent and the Company shall use their reasonable best efforts to keep the Form S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. Parent shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties shall cooperate with each other and use their reasonable best efforts to (i) promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) calendar days of the date of this Agreement), and (ii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the Mergers, the Bank Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties or Governmental Entities. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to use, reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. The Company and Parent shall have the right to review in advance and, to the extent practicable, each will consult with the other on, in each case subject to applicable Laws and Section 9.11, all the non-confidential information relating to the Company or Parent (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable. The parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (collectively the “Approvals”) of all third parties and Governmental Entities necessary or advisable to consummate the Mergers, the Bank Merger and the other transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to such Approvals and the completion of the Mergers, the Bank Merger and the other transactions contemplated by this Agreement. Each party shall consult with the other in advance of any material meeting or conference with any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in any such meetings and conferences that are substantive in-person or, if pre-scheduled, telephonic or virtual meetings, in each case subject to applicable Law; provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any such meeting or conference with any Governmental Entity which the other party does not attend or participate in connection with or affecting the transactions contemplated by this Agreement, to the extent permitted by such Governmental Entity and subject to applicable Law and Section 9.11. As used in this Agreement, “Requisite Regulatory Approvals” means (i) all regulatory consents, registrations, approvals (and the expiration or termination of all statutory waiting periods in respect thereof), permits and authorizations required to be obtained prior to and in order to effect the consummation of the Merger, the Second Step Merger and the Bank Merger by the Company, Parent, Merger Sub or any of their respective Subsidiaries from the Federal Reserve, the FDIC and the DCBS or

(ii) as set forth in Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger, the Second Step Merger and the Bank Merger) or those the failure of which to be obtained would reasonably be expected to have a Material Adverse Effect on the Surviving Entity.

(c) Each of Parent and the Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(d) In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to respond to any request for information, resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, and avoid the entry of, or have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restraint, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent and the Company or any of their respective Subsidiaries, and neither Parent and the Company nor any of their respective Subsidiaries shall be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities or Regulatory Agencies that would reasonably be expected to have a Material Adverse Effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Mergers and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(e) Each of Parent and the Company shall promptly advise the other upon receiving any communication from any Governmental Entity the consent or approval of which is required for consummation of the Merger, the Second Step Merger, the Bank Merger and the other transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed.

6.2 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Company and Parent agrees to cooperate with the other and use its, and cause its Subsidiaries to use their, reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Mergers, the Bank Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 7 hereof.

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws, for the purposes of preparing for the Mergers, the Bank Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors, agents and other Representatives of Parent, reasonable access, during normal business hours during the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, to all its properties, books, contracts, commitments, personnel and records, and the Company and its Subsidiaries and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities Laws or federal or state banking Laws (other than reports or documents that the Company is not permitted to disclose under applicable Law), (ii) all other information concerning its business, properties and personnel as Parent may reasonably request and (iii) access to the necessary information (including the Company’s own good faith estimates as available and third-party reports, if any, commissioned by the Company at Parent’s request) in order to prepare a good faith estimate of the potential impact of Sections 280G and 4999 of the Code with respect to amounts potentially payable to senior executives of the Company in connection with the consummation of the transactions contemplated by this Agreement; provided, that any investigation or request pursuant to this Section 6.3(a) shall not interfere unreasonably with normal operations of the Company and its Subsidiaries. Upon the reasonable request of the Company, Parent shall furnish such reasonable information about it and its business as is reasonably relevant to the Company and its stockholders. Neither the Company nor Parent, nor any of their respective Subsidiaries, shall be required to provide access to or to disclose information to the extent such access or disclosure would violate or prejudice the rights of such party’s or its Subsidiaries’ customers, jeopardize the attorney-client privilege of such party or its Subsidiaries (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law or binding agreement entered into prior to the date of this Agreement. The parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In addition to the foregoing, (i) the Company shall use reasonable best efforts to provide Parent with at least two (2) Business Days’ notice of its intent to enter into any Company Loan equal to or greater than $10,000,000 and (ii) the Company shall use reasonable best efforts to provide Parent on a monthly basis with a listing of all new and renewed Company Loans and loan modifications, payoffs of Company Loans and purchases of Company Loans in the preceding month.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between Parent and the Company dated as of February 11, 2025 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement and nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time.

6.4 Shareholder Approval and Stockholder Approval. Parent and the Company shall call the Parent Special Meeting and the Company Special Meeting, respectively, to be held as soon as reasonably practicable after the Form S-4 is declared effective, and in any event within sixty (60) calendar days after the Form S-4 is declared effective, for the purpose of obtaining (a) the Parent Shareholder Approval and the Company Stockholder Approval required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders or stockholders, as applicable, in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Parent and the Company shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of Parent and the Company and their respective boards of directors shall use its reasonable best efforts to obtain from the shareholders or stockholders, as applicable, of Parent and the Company, as applicable, the Parent Shareholder Approval and the Company Stockholder Approval, as applicable, including by communicating to the respective shareholders or stockholders, as applicable, of Parent and the Company its recommendation (and including such recommendation in the Joint Proxy Statement/Prospectus) that the stockholders of the Company approve this Agreement, in the case of the Company Board, or approve the Parent Share Issuance, in the case of the Parent Board (the “Company Board Recommendation” and the “Parent Board Recommendation,” respectively). Each of Parent and the Company and their respective boards of directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, (ii) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in the Joint Proxy Statement/Prospectus, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Parent Special Meeting or the Company Special Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Parent Board or the Company Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as applicable, such board of directors may, in the case of Parent, prior to the receipt of the Parent Shareholder Approval, and in the case of the Company, prior to the receipt of the Company Stockholder Approval, submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by Law; provided, that such board of directors may not take any actions under this sentence unless it (A) gives the other party at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.4 and will require a new notice period as referred to in this Section 6.4. Parent or the Company shall adjourn or postpone the Parent Special Meeting or the Company Special Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Parent or the Company, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Parent Shareholder Approval or the Company Stockholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Parent Special Meeting shall be convened and the Parent Share Issuance shall be submitted to the shareholders of Parent at the Parent Special Meeting and (y) the Company Special Meeting shall be convened and this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting, and nothing contained herein shall be deemed to relieve either Parent or the Company of such obligation.

6.5 Nasdaq Listing. Prior to the Closing Date, Parent shall file with Nasdaq any required notices or forms with respect to the shares of Parent Common Stock to be issued in the Merger in accordance with Nasdaq’s rules.

6.6 Employee Matters.

(a) During the period commencing at the Effective Time and ending on the date that is twelve (12) months following the Effective Time, the Surviving Entity shall, or shall cause each of its Subsidiaries to, provide each employee who is actively employed by the Company or any of its Subsidiaries on the Closing Date (each, a “Continuing Employee”) while employed by Parent or any of its Subsidiaries following the Effective Time with: (i) base salary or wages, as applicable, no less favorable than the base salary or wages provided to such Continuing Employee immediately prior to the Effective Time; (ii) annual cash bonus opportunities no less favorable than annual cash bonus opportunities provided by Parent to similarly-situated employees of Parent; and (iii) pension and welfare benefits (excluding defined benefit, equity and long-term incentive compensation) which, in the aggregate, are no less favorable than employee benefits provided by Parent to similarly situated employees of Parent; provided, however, that until such time as Parent shall cause Continuing Employees to participate in the Parent Benefit Plans, a Continuing Employee’s continued participation in the Company Benefit

Plans shall be deemed to satisfy the foregoing clause (iii) of this sentence (it being understood that participation in Parent Benefit Plans may commence at different times with respect to each Company Benefit Plan). The parties hereby acknowledge and agree to the terms and conditions of, and from and after the Closing Parent shall assume and honor the obligations of, the retention and severance arrangements set forth in Section 6.6(a) of the Company Disclosure Schedule.

(b) Upon Continuing Employees’ enrollment in Parent Benefit Plans, such Continuing Employees will, consistent with the provisions of Section 6.6(a) above, become participants in all Parent Benefit Plans on the same terms and conditions as similarly situated employees of Parent. Without limiting the generality of the foregoing, prior service credit for each Continuing Employee’s service with the Company and its Subsidiaries (and their respective predecessors), except as expressly provided otherwise herein, shall be given by Parent with respect to all Parent Benefit Plans to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit pension plan. If any Continuing Employee becomes eligible to participate in any Parent Benefit Plan that provides medical, vision, prescription drug, hospitalization or dental benefits, Parent shall use commercially reasonable best efforts to (a) cause any pre-existing condition limitations or eligibility waiting periods under such Parent Benefit Plan to be waived with respect to such Continuing Employee and his or her covered dependents to the extent such limitation or waiting period would have been waived or satisfied under the Company Benefit Plan in which such Continuing Employee participated, and (b) recognize for purposes of annual deductible, co-pay and out-of-pocket limits under such Parent Benefit Plan, deductible, co-pays and out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under any Company Benefit Plan during the plan year in which they commence participation in such Parent Benefit Plan.

(c) If requested in writing by Parent at least thirty (30) calendar days prior to the Effective Time, the Company shall take (or cause to be taken) all actions reasonably determined by Parent to be necessary or appropriate to terminate, effective not later than the day immediately prior to the Effective Time, any Company Benefit Plans that contain a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. In the event that Parent requests that such plan(s) be terminated, the Company shall provide Parent with evidence that such plan(s) has been terminated (the form and substance of which shall be subject to review and approval by Parent, approval of which shall not be unreasonably withheld, conditioned or delayed) not later than the day immediately preceding the Effective Time. Effective as of the Effective Time, Parent shall have in effect a defined contribution plan that is qualified under Section 401(a) of the Code, which plan shall accept the transfer of account balances (including promissory notes evidencing all outstanding loans) of each participant in the Company Benefit Plans terminated under this Section 6.6(c).

(d) The parties shall take the actions set forth on Section 6.6(d) of the Company Disclosure Schedule.

(e) From the date hereof until the earlier of the Effective Time or the termination of this Agreement, the Company and its Subsidiaries shall not make any written communications to any of their employees regarding compensation, benefits or other employment-related matters affected by the transactions contemplated by this Agreement that are inconsistent with any talking points agreed to by the Company and Parent unless the Company or such Subsidiary first consults with Parent and reflects any reasonable comments received from Parent.

(f) Nothing contained in this Agreement shall, or is intended to, (i) be treated as an amendment or modification of any particular Company Benefit Plan or Parent Benefit Plan, (ii) alter or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify or terminate any Company Benefit Plan or Parent Benefit Plan after the Effective Time, (iii) alter or limit the ability of Parent, the Company or any of their respective Affiliates to terminate the employment of any Continuing Employee after the Effective Time, or (iv) create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Continuing Employee by Parent, the Company or any of their respective Affiliates or under any Parent Benefit Plan.

(g) Following the Second Effective Time, Parent shall cause the Surviving Entity and the Subsidiaries of the Surviving Entity to satisfy their obligations under this Section  6.6.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless each present and former director, officer and employee of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the extent they are indemnified by the Company or its Subsidiaries on the date hereof, and the Surviving Entity shall also advance expenses as incurred, in each case, to the fullest extent permitted under applicable Law; provided, that in the case of advancement of expenses, the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the Indemnified Parties in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years following the Effective Time, the Surviving Entity will provide and cause to be maintained director’s and officer’s liability insurance (“D&O Insurance”) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries (determined as of the Effective Time) arising from facts or events occurring at or before the Effective Time (including the transactions contemplated by this Agreement and the approval thereof), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Party as that coverage currently provided by the Company; provided, however, that in no event shall the Parent or Surviving Entity be required to expend, on an annual basis, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by the Company for any such insurance (the “Premium Cap”); provided, further, that if such premiums for such insurance would at any time exceed the Premium Cap, Parent or the Surviving Entity shall obtain and cause to be maintained policies of insurance that provide, in the Surviving Entity’s good faith determination, the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Parent or the Company, in consultation with, but only upon the consent of Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap, and if such “tail” policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect for its full term.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.

6.8 Exemption from Liability Under Rule 16(b)-3. Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of Company Common Stock and Company Equity Awards into Parent Common Stock or Parent Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.8, the

Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), and the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock or Parent Equity Awards by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.9 Acquisition Proposals.

(a) Each party agrees that it will not, will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.9) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.9) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Parent Shareholder Approval, in the case of Parent, or the Company Stockholder Approval, in the case of the Company, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the board of directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided, that prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which would reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to a party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such party and its Subsidiaries or 25% or more of any class of equity or voting securities of such party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such party.

(b) Nothing contained in this Agreement shall prevent a party or its board of directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.10 Takeover Laws. No party will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Law and each of them will take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect. If any Takeover Laws become applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, the parties shall take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Law on this Agreement or the transactions contemplated hereby, including the Merger.

6.11 Notification of Certain Matters. The Company and Parent will give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to a failure of a condition in Article 7; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.11 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.

6.12 Litigation. Each party shall give the other party prompt notice in writing of any shareholder or stockholder (as applicable) litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and the Company shall give Parent the opportunity to participate (at Parent’s expense) in the defense or settlement of any such litigation. Each party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. The Company shall not agree to settle any such litigation without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that Parent shall not be obligated to consent to any settlement which does not include a full release of Parent and its Affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its Affiliates.

6.13 Treatment of Company Debt. Upon the Second Effective Time (or at the effective time of the Bank Merger for any debt of Pacific Premier Bank), Parent, or Umpqua Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by the Company or Pacific Premier Bank, as applicable, under the definitive documents governing the then-outstanding indebtedness and other instruments related thereto set forth on Section 6.13 of the Company Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (a) Parent shall, and shall cause Umpqua Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (b) the Company shall, and shall cause Pacific Premier Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Second Effective Time, or the effective time of the Bank Merger, as applicable.

6.14 Third-Party Consents and Agreements.

(a) The parties shall use commercially reasonable efforts and shall reasonably cooperate with one another in order to obtain the consents or waivers from any third parties (that are not Governmental Entities) that are required to consummate, or are necessary or mutually agreed to be advisable connection with, the transactions contemplated by this Agreement (in such form and content as mutually agreed by the parties).

(b) The Company shall use commercially reasonable efforts to provide data processing, item processing and other processing support to assist Parent in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of the Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the parties, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. In furtherance of the foregoing and subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition, the Company shall:

(i) reasonably cooperate with Parent to establish a mutually agreeable project plan to effectuate the conversion;

(ii) use its commercially reasonable efforts to have the Company’s outside contractors continue to support both the conversion effort and its ongoing needs until the conversion can be established;

(iii) provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Parent for use in planning the conversion, as soon as reasonably practicable;

(iv) provide reasonable access to the Company’s personnel and facilities and, with the consent of its outside contractors, its outside contractors’ personnel and facilities, to enable the conversion effort to be completed on schedule; and

(v) give notice of termination, conditioned upon the completion of the Mergers, of the contracts of outside data, item and other processing contractors or other third-party vendors to which the Company or any of its Subsidiaries are bound when directed in writing to do so in advance by Parent.

(c) Parent agrees that all actions taken pursuant to this Section 6.14 shall be taken in a manner intended to minimize disruption to, and Section 6.14 shall not require the Company or any of its Subsidiaries to take any action that will unreasonably interfere with, the customary business activities of the Company and its Subsidiaries.

(d) Notwithstanding anything to the contrary in this Section 6.14, (i) the Company and its Subsidiaries shall not be required to compensate any third party, commence or participate in litigation or offer or grant any accommodation (financial or otherwise) to any third party and (ii) any breach by the Company of its obligations under this Section 6.14 shall not, whether alone or together with any other breach of this Section 6.14, constitute a failure to satisfy the condition precedent set forth in Section 7.2(b) unless (x) such breach has not been cured by the Company within five (5) Business Days after Parent’s delivery to the Company of a written notice specifying in reasonable detail the facts and circumstances constituting such breach and (y) such breach is a willful and material breach.

6.15 Certain Tax Matters

(a) Each of Parent and the Company acknowledge and agree that it intends for U.S. federal income tax purposes that the Merger and the Second Step Merger, taken together, shall be treated as a single integrated transaction and shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement for purposes of Section 368(a) of the Code as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

(b) Notwithstanding any other provision in this Agreement or the Company Disclosure Schedule to the contrary, none of the parties shall (and each party shall cause its respective Subsidiaries not to) take or agree to take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger and the Second Step Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties shall use its reasonable best efforts to cause the Merger and the Second Step Merger, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, including by executing and delivering customary tax representation letters to the Company’s and/or Parent’s counsel, as applicable, in form and substance reasonably satisfactory to such counsel, in connection with (i) any tax opinion or description of the U.S. federal income tax consequences of the Merger and the Second Step Merger contained or set forth in the Form S-4 and (ii) the tax opinions referenced in Section 7.3(c) or Section 7.2(c). The parties intend to report and, except to the extent otherwise required, shall report, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, as a “reorganization” within the mean of Section 368(a) of the Code.

(c) After the date of this Agreement and prior to the Effective Time, Parent and the Company shall cooperate in good faith with respect to Tax matters relevant to integrating their respective Subsidiaries and operations.

6.16 Merger Sub. Parent shall take all actions necessary to cause Merger Sub to perform its obligations under this Agreement. Until the Effective Time, Parent shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub.

6.17 Change in Structure. Subject to the proviso in the first sentence of Section 8.4, Parent and Merger Sub may at any time, but only with the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, change the method of effecting the combination contemplated by this Agreement; provided, however, that unless this Agreement is amended in accordance with Section 8.4, no such change shall (i) alter or change the Exchange Ratio or the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences to stockholders of the Company of the transactions contemplated by this Agreement or (iii) impede or delay in any material respect consummation of the transactions contemplated by this Agreement.

6.18 Dividends. After the date of this Agreement, the parties shall coordinate the declaration of any dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.19 Corporate Governance. Prior to the Effective Time, the Parent Board shall take all actions necessary to cause three (3) directors of the Company immediately prior to the Effective Time mutually agreed to by Parent and the Company to be appointed to the Parent Board as of the Effective Time (such appointed directors, the “Company Designated Directors”).

ARTICLE 7

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval and Stockholder Approval. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other Law preventing or making illegal the consummation of the Merger, the Second Step Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect.

(e) Nasdaq Listing. Parent shall have filed a notification of listing of additional shares in respect of the shares of Parent Common Stock issuable pursuant to this Agreement in accordance with Nasdaq’s rules, and no further action shall be required to authorize the listing of such shares of Parent Common Stock.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), and 3.8(b) (in each case after giving effect to the lead-in to Article 3) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of the Company set forth in Sections 3.1(a), 3.1(c) (with respect to Pacific Premier Bank only), 3.2(e) (with respect to Pacific Premier Bank only), 3.3(a) and 3.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 3) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Entity.

Parent and Merger Sub shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time; and Parent and Merger Sub shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(c) Tax Opinion. Parent shall have received an opinion of Sullivan & Cromwell LLP, counsel to Parent, in form and substance reasonably satisfactory to Parent, dated as of the date of the Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

7.3 Conditions to Obligations of Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a), and 4.8(b) (in each case after giving effect to the lead-in to Article 4) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of Parent set forth in Sections 4.1(a), 4.1(c) (with respect to Umpqua Bank only), 4.2(b), 4.3(a) and 4.7 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article 4) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Entity. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time and the Company shall have received a certificate dated as of the Closing Date and signed on behalf of Parent and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(c) Tax Opinion. The Company shall have received an opinion of Holland & Knight LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated as of the date of the Merger, to the effect that, on the basis of certain facts, representations and assumptions described or referred to in such opinion, for U.S. federal income tax purposes, the Merger and the Second Step Merger, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE 8

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Parent Shareholder Approval or the Company Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before April 23, 2026 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, however, that if the conditions to the Closing set forth in Section 7.1(b) or Section 7.1(d) (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article 7 have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), the Termination Date will be automatically extended to July 23, 2026, and such date, as so extended, shall be the “Termination Date”;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent or Merger Sub, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company prior to such time as the Parent Shareholder Approval is obtained, if (i) Parent or the Parent Board shall have made a Recommendation Change or (ii) Parent or the Parent Board shall have breached its obligations under Section 6.4 or 6.9 in any material respect; or

(f) by Parent prior to such time as the Company Stockholder Approval is obtained, if (i) the Company or the Company Board shall have made a Recommendation Change or (ii) the Company or the Company Board shall have breached its obligations under Section 6.4 or 6.9 in any material respect.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.3(b), this Section 8.2 and Sections 9.1 through 9.9 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Company Board or senior management of the Company or shall have been made directly to the stockholders of the Company generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Special Meeting) an Acquisition Proposal, in each case with respect to the Company and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Company Stockholder Approval having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(d) as a result of a willful breach by the Company, and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $75,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(c)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Parent Board or senior management of Parent or shall have been made directly to the shareholders of Parent generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Parent Special Meeting) an Acquisition Proposal, in each case with respect to Parent, and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Parent Shareholder Approval having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the Company pursuant to Section 8.1(d) as a result of a willful breach by Parent, and (B) prior to the date that is twelve (12) months after the date of such termination, Parent enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Company, by wire transfer of same-day funds, the Termination Fee; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.1(e), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, in no event shall either party be required to pay the Termination Fee more than once.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

8.3 Fees and Expenses. All fees and expenses incurred in connection with the Mergers, this Agreement, and the transactions contemplated by this Agreement (including costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus) shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except as otherwise provided in Section 8.2; provided, that the costs and expenses of printing and mailing the Joint Proxy Statement/Prospectus and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by Parent and the Company.

8.4 Amendment. This Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the shareholders or stockholders, as applicable, of the Company or Parent; provided, however, that after the receipt of the Parent Shareholder Approval or the Company Stockholder Approval, there may not be, without further approval of such shareholders or stockholders, as applicable, any amendment of this Agreement that requires further approval of such shareholders or stockholders, as applicable, under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 9

GENERAL PROVISIONS

9.1 Non-survival of Representations, Warranties and Agreements. This Article 9 and the agreements of the Company, Parent and Merger Sub contained in Section 6.6 and Section 6.7 shall survive the consummation of the Mergers. All other representations, warranties, covenants and agreements set forth in this Agreement shall not survive the consummation of the Mergers except for those other obligations, covenants and agreements contained in this Agreement that by their terms apply in whole or in part after the Effective Time.

9.2 Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via email (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Parent and Merger Sub, to:

Columbia Banking System, Inc.

1301 A Street

Tacoma, WA 98402

Attention:   Clint E. Stein

Email:     cs@umpquabank.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

Attention:   Patrick S. Brown

Email:     brownp@sullcrom.com

(b)	if to the Company, to:

Pacific Premier Bancorp, Inc.

17901 Von Karman Avenue, Suite 1200

Irvine, CA 92614

Attention:   Steven R. Gardner

       Steven R. Arnold

Email:     sgardner@ppbi.com

       sarnold@ppbi.com

with a copy (which shall not constitute notice) to:

Holland & Knight LLP

1801 California Street, Suite 5000

Denver, CO 80202

Attention:   Shawn Turner

Email:     shawn.turner@hklaw.com

9.3 Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the phrase “to the Knowledge of the Company” means the actual knowledge of any of the Company’s officers listed on Section 9.3 of the Company Disclosure Schedule, and the phrase “to the Knowledge of Parent” means the actual knowledge of the Chief Executive Officer and Chief Financial Officer of Parent. As used in this Agreement, “made available” means any document or other information that (i) is included in the virtual data room of a party prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof. As used in this Agreement, “Person” or “Persons” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Entity or other entity of any kind or nature. All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. As used in this Agreement, “Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of Oregon or the State of California are authorized or obligated to close. As used in this Agreement, “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with the normal day-to-day customs, practices and procedures of such party. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state Regulatory Agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or Regulatory Agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the parties that such provision, covenant or restriction be enforced to the maximum extent permitted. Each of Parent, Merger Sub and the Company is sometimes referred to in this Agreement as a “party” and collectively as the “parties”.

9.4 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

9.5 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.

9.6 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to its principles of conflicts of Laws (except that matters relating to the fiduciary duties of the Company Board shall be governed by the laws of the State of Delaware and matters relating to the fiduciary duties of the Parent Board shall be governed by the laws of the State of Washington). The parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware. Each of the parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding and each party agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.2. Each party hereto irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.7 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 Publicity. Parent, the Company and Merger Sub agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties hereto. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable Law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (b) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section  9.8.

9.9 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the Company, in the case of Parent or Merger Sub, or Parent, in the case of the Company. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers), this being in addition to any other remedies to which they are entitled at Law or equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.11 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, Parent, the Company and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

COLUMBIA BANKING SYSTEM, INC.

By:	/s/ Clint E. Stein
	Name:	Clint E. Stein
	Title:	President and Chief Executive Officer

PACIFIC PREMIER BANCORP, INC.

By:	/s/ Steven R. Gardner
	Name:	Steven R. Gardner
	Title:	Chairman, Chief Executive Officer and President

BALBOA MERGER SUB, INC.

By:	/s/ Clint E. Stein
	Name:	Clint E. Stein
	Title:	President and Chief Executive Officer

Annex B

April 23, 2025

Board of Directors

Columbia Banking System, Inc.

1301 A Street

Suite 800, P.O. Box 2156

Tacoma, WA 98402

Ladies and Gentlemen:

Columbia Banking System, Inc. (“Parent”), Pacific Premier Bancorp, Inc. (“Company”) and Balboa Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will, subject to the terms and conditions set forth in the Agreement, merge with and into Company with Company as the surviving corporation in such transaction, and immediately following, as part of a single integrated transaction, Company will merge with and into Parent with Parent as the surviving entity (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares of Company Common Stock as set forth in the Agreement) shall be converted into the right to receive 0.9150 of a share of Parent Common Stock (the “Exchange Ratio”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to Parent.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated April 22, 2025; (ii) certain publicly available financial statements and other historical financial information of Parent that we deemed relevant as well as preliminary financial information for Parent for the quarter ended March 31, 2025, as provided by the senior management of Parent; (iii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant as well as preliminary financial information for Company for the quarter ended March 31, 2025, as provided by the senior management of Company; (iv) publicly available median analyst net income estimates for Parent for the quarter ending June 30, 2025, as adjusted by the senior management of Parent, the quarters ending September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Parent; (v) publicly available median analyst net income estimates for Company for the quarters ending June 30, 2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Company for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Parent; (vi) the pro forma financial impact of the Merger on Parent based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards and the redemption of a certain amount of Company subordinated debt prior to Closing, as provided by the senior management of Parent; (vii) the publicly reported historical price and trading activity for Parent Common Stock and Company Common Stock, including a comparison of certain stock trading information for Parent Common Stock and Company Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Parent and Company with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Parent and its representatives the business, financial condition, results of operations and prospects of Parent and held similar discussions with certain members of the senior management of Company and its representatives regarding the business, financial condition, results of operations and prospects of Company.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Parent or its representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the senior management of Parent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Parent or Company. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Parent or Company. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Parent or Company, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Parent or Company. We have assumed, with your consent, that the respective allowances for credit losses for both Parent and Company are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used publicly available median analyst net income estimates for Parent for the quarter ending June 30, 2025, as adjusted by the senior management of Parent, the quarters ending September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as an estimated annual long-term earnings growth rate for the years ending December 31, 2027 through December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Parent. Piper Sandler also used publicly available median analyst net income estimates for Company for the quarters ending June 30, 2025, September 30, 2025 and December 31, 2025 and for the year ending December 31, 2026, as well as estimated net income for Company for the years ending December 31, 2027 and December 31, 2028 with an estimated annual long-term earnings growth rate for the year ending December 31, 2029 and estimated dividends per share for the years ending December 31, 2025 through December 31, 2029, as confirmed for use by the senior management of Parent. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as certain adjustments for current expected credit losses (CECL) accounting standards and the redemption of a certain amount of Company subordinated debt prior to Closing, as provided by the senior management of Parent. With respect to the foregoing information, the senior management of Parent confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available estimates and judgements of senior management as to the future financial performance of Parent and Company, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Parent’s or Company’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Parent and Company will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent and to the extent material to our analyses, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect that would be material to our analyses of Parent, Company or the Merger, or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Parent Common Stock or Company Common Stock at any time or what the value of Parent Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Parent’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable upon consummation of the Merger. Parent has also agreed to indemnify us against certain claims and liabilities arising out of our engagement. In the two years preceding the date hereof, Piper Sandler has not provided any other investment banking services to Parent, nor did Piper Sandler provide any investment banking services to Company. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Parent, Company and their respective affiliates. We may also actively trade the equity and debt securities of Parent and Company for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Parent in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Parent as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon approval of the Agreement, if any. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to Parent and does not address the underlying business decision of Parent to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Parent or the effect of any other transaction in which Parent might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Parent or Company officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Form S-4 and the Joint Proxy Statement/Prospectus to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to Parent from a financial point of view.

Very truly yours,

Annex C

April 23, 2025

The Board of Directors

Pacific Premier Bancorp, Inc.

17901 Von Karman Avenue, Suite 1200

Irvine, California 92614

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Pacific Premier Bancorp, Inc. (“Pacific Premier”) of the Exchange Ratio (as defined below) in the proposed merger of Balboa Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Columbia Banking System, Inc. (“Columbia”), with and into Pacific Premier with Pacific Premier as the surviving corporation (such transaction, the “Merger” and, taken together as part of a single integrated transaction with the merger of Pacific Premier with and into Columbia (with Columbia as the surviving entity) immediately following the Merger, the “Transaction”) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Pacific Premier, Columbia, and Merger Sub. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Pacific Premier, Merger Sub or Columbia or the shareholders or stockholders, as applicable, of any of the foregoing, each share of the common stock, par value $0.01 per share, of Pacific Premier (“Pacific Premier Common Stock”), excluding Treasury Shares (as defined in the Agreement), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive 0.915 of a share of common stock, no par value per share, of Columbia (“Columbia Common Stock”). The ratio of 0.915 of a share of Columbia Common Stock for one share of Pacific Premier Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement also provides that, promptly following the Transaction, Pacific Premier Bank, National Association, a wholly owned subsidiary of Pacific Premier, will be merged with and into Umpqua Bank, a wholly owned subsidiary of Columbia (the “Bank Merger”), pursuant to a separate bank merger agreement.

KBW has acted as financial advisor to Pacific Premier and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between a KBW broker-dealer affiliate and Pacific Premier Bank, National Association), may from time to time purchase securities from, and sell securities to, Pacific Premier and Columbia. In addition, as market makers in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Pacific Premier or Columbia for our and their own respective accounts and for the accounts of our and their respective customers and clients. We have acted

Keefe, Bruyette & Woods, A Stifel Company

The Board of Directors – Pacific Premier Bancorp, Inc.

April 23, 2025

exclusively for the board of directors of Pacific Premier (the “Board”) in rendering this opinion and will receive a fee from Pacific Premier for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent      upon the successful completion of the Merger. In addition, Pacific Premier has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Pacific Premier. In the past two years, KBW has not provided investment banking or financial advisory services to Columbia. We may in the future provide investment banking and financial advisory services to Pacific Premier or Columbia and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Pacific Premier and Columbia and bearing upon the Transaction, including among other things, the following: (i) an execution version of the Agreement dated April 23, 2025 (the most recent version made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Pacific Premier; (iii) certain draft and unaudited financial results for the fiscal quarter ended March 31, 2025 of Pacific Premier (provided by Pacific Premier); (iv) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2024 of Columbia; (v) certain draft and unaudited financial results for the fiscal quarter ended March 31, 2025 of Columbia (provided by Columbia); (vi) certain regulatory filings of Pacific Premier and Columbia and their respective subsidiaries, including, as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2024; (vii) certain other interim reports and other communications of Pacific Premier and Columbia to their respective stockholders and shareholders; and (viii) other financial information concerning the businesses and operations of Pacific Premier and Columbia furnished to us by Pacific Premier and Columbia or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Pacific Premier and Columbia; (ii) the assets and liabilities of Pacific Premier and Columbia; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Pacific Premier and Columbia with similar information for certain other companies, the securities of which are publicly traded; (v) financial and operating forecasts and projections of Pacific Premier that were prepared by Pacific Premier management, provided to and discussed with us by such management and used and relied upon by us at the direction of Pacific Premier management and with the consent of the Board; (vi) publicly available consensus “street estimates” of Columbia, as well as assumed Columbia long-term growth rates provided to us by Columbia management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Pacific Premier management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on Columbia (including, without limitation, the cost savings expected to result or be derived from the Transaction) that were prepared by Columbia management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Pacific Premier management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Pacific Premier and Columbia regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken by Pacific Premier,

The Board of Directors – Pacific Premier Bancorp, Inc.

April 23, 2025

with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Pacific Premier.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Pacific Premier as to the reasonableness and achievability of the financial and operating forecasts and projections of Pacific Premier referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections have been reasonably prepared and represent the best currently available estimates and judgments of Pacific Premier management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by Pacific Premier management. We have further relied, with the consent of Pacific Premier, upon Columbia management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Columbia, the assumed Columbia long-term growth rates and the estimates regarding certain pro forma financial effects of the Transaction on Columbia (including, without limitation, the cost savings expected to result or be derived from the Transaction), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information has been reasonably prepared and represents, or in the case of the Columbia “street estimates” referred to above that such estimates are generally consistent with, the best currently available estimates and judgments of Columbia management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Pacific Premier and Columbia that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Columbia referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Pacific Premier and Columbia and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Pacific Premier or Columbia since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for credit losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for credit losses for each of Pacific Premier and Columbia are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Pacific Premier or Columbia, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Pacific Premier or Columbia under any state or federal laws, including those relating to

The Board of Directors – Pacific Premier Bancorp, Inc.

April 23, 2025

bankruptcy, insolvency or other matters. We have made note of the classification by each of Pacific Premier and Columbia of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Pacific Premier and Columbia, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the execution version reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Pacific Premier Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transactions and that all conditions to the completion of the Transaction and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Pacific Premier, Columbia or the pro forma entity, or the contemplated benefits of the Transaction, including without limitation the cost savings expected to result or be derived from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Pacific Premier that Pacific Premier has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Pacific Premier, Columbia, the Transaction and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Pacific Premier Common Stock. We express no view or opinion as to any other terms or aspects of the Transaction or any term or aspect of any related transaction (including the Bank Merger), including, without limitation, the form or structure of the Transaction or any such related transaction, any consequences of the Transaction or any such related transaction to Pacific Premier, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction, any such related transaction, or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, recently announced actual or threatened imposition of tariff increases, inflation, prolonged higher interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the

The Board of Directors – Pacific Premier Bancorp, Inc.

April 23, 2025

conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Pacific Premier to engage in the Transaction or enter into the Agreement; (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by Pacific Premier or the Board; (iii) the fairness of the amount or nature of any compensation to any of Pacific Premier’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Pacific Premier Common Stock; (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Pacific Premier (other than the holders of Pacific Premier Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Columbia or any other party to any transaction contemplated by the Agreement; (v) the actual value of Columbia Common Stock to be issued in the Transaction; (vi) the prices, trading range or volume at which Pacific Premier Common Stock or Columbia Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which Columbia Common Stock will trade following the consummation of the Transaction; (vii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Pacific Premier, Columbia, their respective stockholders or shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction, including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction, or to any holder of Pacific Premier Common Stock or any shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder or shareholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such stockholder or shareholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Pacific Premier Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 23B.08.320 of the WBCA provides that the personal liability of directors to a corporation imposed by Section 23B.08.310 of the WBCA may be eliminated by the articles of incorporation of the corporation, except (i) for acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (ii) for conduct violating Section 23B.08.310 of the WBCA, or (iii) for any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled.

Sections 23B.08.500 through 23B.08.600 of the WBCA contain specific provisions further relating to indemnification of directors and officers of Washington corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in his defense of a proceeding to which he is a party because of his status as such, unless limited by the articles of incorporation, and (ii) a corporation may indemnify a director or officer if he is not wholly successful in such defense, if it is determined as provided in the statute that the director meets a certain standard of conduct, provided that when a director is liable to the corporation, the corporation may not indemnify him. The statute also permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, unless the articles of incorporation provide otherwise, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, provided that any such indemnity shall comply with the provisions of Section 23B.08.320 of the WBCA.

The Columbia articles provide, among other things, for the indemnification of directors (including directors of subsidiaries), and authorize the board of directors to pay reasonable expense incurred by, or to satisfy a judgment or fine against, a current or former director in connection with any personal legal liability incurred by the individual while acting for Columbia within the scope of his employment, and which was not the result of conduct finally adjudged to be “egregious” conduct. “Egregious” conduct is defined as intentional misconduct, a knowing violation of law, or participation in any transaction from which the person will personally receive a benefit in money, property or services to which that person is not legally entitled. The Columbia articles also include a provision that limits the liability of directors of Columbia from any personal liability to Columbia or its shareholders for conduct not found to have been egregious.

Columbia has entered into indemnification agreements with certain current directors. These agreements require Columbia to indemnify these individuals to the fullest extent not prohibited by the articles of incorporation of Columbia, federal and Washington state law, against any and all reasonable expenses (including, without limitation, attorneys’ fees and expenses and any expenses of establishing a right to indemnification), witness fees, judgments, fines, Employee Retirement Income Security Act of 1974, as amended (“ERISA”), excise taxes, and amounts paid in settlement actually and reasonably incurred by these individuals in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of Columbia or Umpqua Bank) to which these individuals are, were, or at any time become a party, or are threatened to be made a party, or are otherwise involved in, by reason of the fact that the individual is or was a director or officer-director of Columbia. Insofar as indemnification for liabilities arising under certain federal securities laws (including the Securities Act), ERISA and federal banking law violations may be permitted to directors or executive officers, Columbia has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 23, 2025, by and among Columbia Banking System, Inc., Pacific Premier Bancorp, Inc. and Balboa Merger Sub, Inc. (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).*

3.1	Restated Articles of Incorporation of Columbia Banking System, Inc. (incorporated by reference to Exhibit 3.1 of Columbia Banking System, Inc.’s Quarterly Report on Form 10-Q filed on May 9, 2023).

3.2	Amended and Restated Bylaws of Columbia Banking System, Inc. (incorporated by reference to Exhibit 3.2 of Columbia Banking System, Inc.’s Annual Report on Form 10-K filed on February 25, 2025).

4.1	Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, copies of instruments defining the rights of holders of long-term debt and preferred securities are not filed. Columbia Banking System, Inc. agrees to furnish a copy thereof to the Securities and Exchange Commission upon request.

5.1	Opinion of Kumi Yamamoto Baruffi as to validity of the securities being registered.**

8.1	Opinion of Sullivan & Cromwell LLP regarding certain U.S. income tax aspects of the mergers.**

8.2	Opinion of Holland & Knight LLP regarding certain U.S. income tax aspects of the mergers.**

21.1	Subsidiaries of Columbia Banking System, Inc. (incorporated by reference to Exhibit 21.1 of Columbia Banking System, Inc.’s Annual Report on Form 10-K filed on February 25, 2025).

23.1	Consent of Deloitte & Touche USA, LLP with respect to Columbia Banking System, Inc.

23.2	Consent of Deloitte & Touche USA, LLP with respect to Pacific Premier Bancorp, Inc.

23.3	Consent of Kumi Yamamoto Baruffi (included as part of her opinion filed as Exhibit 5.1).**

23.4	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.1).**

23.5	Consent of Holland & Knight LLP (included as part of its opinion filed as Exhibit 8.2).**

24.1	Powers of Attorney of Directors and Officers of Columbia Banking System, Inc. (included on the signature page to this registration statement on Form S-4).

99.1	Form of Proxy of Columbia Banking System, Inc.**

99.2	Form of Proxy of Pacific Premier Bancorp, Inc.**

99.3	Consent of Piper Sandler & Co.

99.4	Consent of Keefe, Bruyette & Woods, Inc.

99.5	Consent of Steven R. Gardner to be named as director.

107	Filing Fee Table.

*

In accordance with Item 601(a)(5) of Regulation S-K certain schedules and exhibits have not been filed. The Company hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

**	To be filed by amendment.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tacoma, State of Washington, on the 27th day of May, 2025.

COLUMBIA BANKING SYSTEM, INC. (Registrant)

By:	/s/ Clint E. Stein
Clint E. Stein President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below authorizes and appoints Clint E. Stein, Ronald L. Farnsworth and Kumi Yamamoto Baruffi and each of them, with full power of substitution and full power to act without the other, as his true and lawful attorney-in-fact and to act in his name, place and stead and to execute in the name and on behalf of each person, individually or in each capacity stated below, and to file any amendments to this registration statement, including any and all post-effective amendments.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on May 27, 2025.

Signature and Title

/s/ Clint E. Stein Clint E. Stein Director, President, and Chief Executive Officer (Principal Executive Officer)	/s/ Ronald L. Farnsworth Ronald L. Farnsworth Executive Vice President, Chief Financial Officer (Principal Financial Officer)

/s/ Lisa M. White Lisa M. White Executive Vice President, Principal Accounting Officer and Corporate Controller (Principal Accounting Officer)	/s/ Maria M. Pope Maria M. Pope Board Chair and Director

/s/ Mark A. Finkelstein Mark A. Finkelstein, Director	/s/ Eric S. Forrest Eric S. Forrest, Director

/s/ Randal L. Lund Randal L. Lund, Director	/s/ Luis F. Machuca Luis F. Machuca, Director

/s/ S. Mae Fujita Numata S. Mae Fujita Numata, Director	/s/ John F. Schultz John F. Schultz, Director

/s/ Elizabeth W. Seaton Elizabeth W. Seaton, Director	/s/ Hilliard C. Terry III Hilliard C. Terry III, Director

/s/ Anddria Varnado Anddria Varnado, Director